As filed with the Securities and Exchange Commission on September 26, 2003

Registration No. 333-106830

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-4

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PalmSource, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7372	77-0586278
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1240 Crossman Avenue

Sunnyvale, California 94089-1116

(408) 400-3000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David C. Nagel

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089-1116

(408) 400-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Aaron J. Alter, Esq. Paul Bradley Shinn, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Doreen S. Yochum PalmSource, Inc. 1240 Crossman Avenue Sunnyvale, California 94089-1116 (408) 400-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this registration statement and upon consummation of the transaction described in the merger agreement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion

dated September 26, 2003

PROSPECTUS

10,000,000 Shares

Common Stock

10,000,000 Shares of

Common Stock of PalmSource, Inc. are being distributed

to the Stockholders of Palm, Inc.

Prior to the distribution there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq National Market under the symbol “PSRC.”

Neither we nor Palm, Inc. will receive any proceeds from this distribution.

Please pay careful attention to all of the information in this prospectus. In particular, you should carefully consider the discussion in the section titled “ Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the securities to be distributed under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                          , 2003, and is first being mailed to stockholders of Palm, Inc. on or about                          , 2003.

The information in this prospectus is not complete and may be changed. Palm may not distribute these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This prospectus incorporates important business and financial information about PalmSource that is not included in or delivered with the prospectus. PalmSource will provide you with copies of this prospectus, as well as exhibits filed with the registration statement, without charge, upon written or oral request to:

PalmSource, Inc.

Attention: Kip Meintzer

1240 Crossman Avenue

Sunnyvale, California 94089

(408) 400-1909

If you would like to request any documents from PalmSource, please do so by October 21, 2003.

Through and including the 25th day after the date of the distribution of the shares covered by this prospectus, all dealers effecting transactions in these securities, whether or not participating in this distribution, may be required to deliver a prospectus.

Graffiti and Hotsync are registered trademarks of PalmSource. Palm, Palm OS and PalmSource are registered trademarks of, and Palm Powered is a trademark of, Palm Trademark Holding Company, LLC. Each trademark, trade name or service mark of any other company appearing in the prospectus belongs to its holder.

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(Continued)

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

General Questions and Answers

Q:	What is the transaction?

A:	Palm, Inc. and Handspring, Inc. have entered into a definitive agreement for a transaction with two components:

•	First, Palm will distribute, on a pro rata basis to its existing stockholders, all of the shares of PalmSource, Inc. common stock that it owns (we refer to this part of the transaction throughout this prospectus as the PalmSource distribution); and

•	Second, immediately following the PalmSource distribution, Palm will acquire Handspring, and Handspring stockholders will receive Palm common stock in exchange for their Handspring common stock (we refer to this part of the transaction throughout this prospectus as the Handspring merger).

Handspring stockholders will not receive any shares of PalmSource common stock.

In this prospectus, when we refer to the transaction, we refer to the PalmSource distribution and the Handspring merger as component parts of the merger agreement. Following the transaction, there will be two independent publicly-traded companies:

•	PalmSource, which will operate Palm’s operating system business; and

•	Palm, which will operate Palm’s Solutions Group business and Handspring’s business. Palm expects to change its corporate name to palmOne, Inc. and ticker symbol to “PLMO” immediately following the transaction. Throughout this prospectus, we refer to the company following the transaction as Palm or the combined company.

Q:	What will Palm stockholders receive in the PalmSource distribution?

A:	Holders of Palm common stock will retain their shares of Palm common stock, including the associated preferred stock purchase rights, and be entitled to receive approximately 0.32 of a share of PalmSource common stock for each share of Palm common stock held by each such holder at the completion of the transaction. This ratio is based on the number of shares of Palm common stock outstanding on September 23, 2003, and is subject to reduction in the event that Palm issues additional shares of common stock following September 23, 2003 and prior to the PalmSource distribution. This ratio takes into account the sales by Palm on August 22, 2003 and August 29, 2003 of an aggregate of 2.4 million shares of its common stock in two private placements. No fractional shares of PalmSource common stock will be issued in the distribution. Instead, all fractional shares of PalmSource common stock will be aggregated for all Palm stockholders and sold in the public market. Accordingly, Palm stockholders who would otherwise be entitled to receive a fractional share of PalmSource common stock will instead receive cash for their fractional interest. For example, if as of the effective date of the PalmSource distribution, or the distribution date, you own 100 shares of Palm common stock and the distribution ratio is 0.32, you will continue to own 100 shares of Palm (renamed PalmOne) common stock and will receive 32 shares of our common stock in the distribution.

Q:	Why am I receiving this prospectus?

A:	The purpose of this prospectus is to provide important information about PalmSource and the PalmSource shares of common stock being distributed to Palm stockholders in the PalmSource distribution. This prospectus omits much of the information regarding the merger of Palm and Handspring and if you want more information on the Handspring merger, you should refer to the joint proxy statement/prospectus of Palm and Handspring.

Q:	What will be the relationship between Palm and PalmSource following the transaction?

A:	Palm and PalmSource will be independent publicly-traded companies following the transaction. However, Palm and PalmSource have entered into a number of agreements that provide for a continuing business relationship between them, including a software license agreement between them under which Palm will continue to be a licensee of Palm OS and agreements with Palm Trademark Holding Company, LLC under which Palm and PalmSource will both continue to use certain Palm-related trademarks and domain names.

Q:	Who will be the directors and executive officers of PalmSource following the transaction?

A:	The board of directors of PalmSource will consist of seven members following the transaction: Eric A. Benhamou (who will serve as Chairman of our board of directors and also serve as Chairman of Palm’s board of directors following the transaction), David C. Nagel, Jean-Louis F. Gassée, Satjiv S. Chahil, Robert J. Finocchio, John B. Shoven, Ph.D. and P. Howard Edelstein.

The executive officers of PalmSource following the transaction will be: David C. Nagel, President and Chief Executive Officer; Albert J. Wood, Chief Financial Officer and Treasurer; Doreen S. Yochum, Chief Administrative Officer and Secretary; Gabriele R. Schindler, Senior Vice President of Worldwide Marketing; Lamar Potts, Vice President of Worldwide Licensing and Sales; Lawrence Slotnick, Chief Products Officer; and David A. Limp, Senior Vice President of Corporate and Business Development.

Q:	When do you expect the transaction to be completed?

A:	We expect the transaction to be completed in fall 2003. However, we cannot predict the exact timing of the completion of the transaction because the transaction is subject to conditions to closing that might not be met.

Q:	Where will PalmSource’s common stock be traded following the transaction?

A:	Our common stock has been approved for listing on the Nasdaq National Market under the symbol “PSRC.” However, if our common stock does not trade at $5.00 or above on its first trading day, it may not be eligible to continue trading on the Nasdaq National Market, and instead, it may trade on the Nasdaq SmallCap Market, if it meets certain requirements, or be eligible for quotation on the Over-the-Counter, or OTC, Bulletin Board, or a successor of the OTC Bulletin Board.

Q:	What will happen to awards outstanding under Palm’s stock plans and outstanding Palm warrants in the transaction?

A:	When the PalmSource distribution is completed, each outstanding option to purchase shares of Palm common stock will continue in effect. Each option will be subject to all of the terms and conditions set forth in the applicable documents evidencing such Palm option immediately prior to the PalmSource distribution, including any repurchase rights or vesting provisions, except that each such option will be adjusted to maintain the same option value immediately before and immediately after the transaction. This adjustment will be accomplished by multiplying the number of shares for which the option is exercisable by a ratio, the numerator of which will be the closing sales price of Palm common stock on the last full day of trading prior to the PalmSource distribution and the denominator of which will be the opening sales price of Palm common stock on the first full day of trading after the PalmSource distribution, and multiplying the exercise price at which such option will be exercisable by the inverse of that ratio. Palm’s board of directors and its compensation committee believe that this adjustment is required by or advisable under the terms of Palm’s stock option plans. Accordingly, on July 1, 2003, Palm’s board of directors amended Palm’s 1999 Stock Plan and Amended and Restated 1999 Director Option Plan to reserve additional shares of Palm’s common stock for the sole purpose of effecting such an adjustment. For those employees who are employees of PalmSource, their Palm options will be adjusted as provided above, except that any unvested Palm options will terminate on the distribution date, and such PalmSource employees shall be deemed terminated under their Palm option agreements, giving them a limited number of days to exercise vested Palm options before they expire.

When the PalmSource distribution is completed, outstanding rights to purchase shares of Palm common stock under the Palm 1999 Employee Stock Purchase Plan of Palm employees will continue in effect. Outstanding rights to purchase shares of Palm common stock under the Palm 1999 Employee Stock Purchase Plan of PalmSource employees will be terminated at the distribution date and any amounts withheld will be refunded without interest.

No adjustment will be made to the exercise price per share or the number of shares issuable upon the exercise of Palm’s outstanding warrant, but upon exercise the warrant holder will be entitled to receive from Palm the number of shares of PalmSource stock which the warrant holder would have been entitled to receive if the warrant holder had exercised the warrant prior to the transaction. If the warrant is exercised following the PalmSource distribution, Palm would likely acquire shares of PalmSource common stock through market purchases.

Q:	As a PalmSource stockholder, will I be able to trade the PalmSource common stock that I receive in connection with the PalmSource distribution?

A:	The shares of PalmSource common stock distributed to Palm stockholders in connection with the transaction will be freely tradable, unless you are an affiliate of PalmSource, in which case you will be required to comply with the applicable restrictions of Rule 144 of the Securities Act of 1933 in order to resell the shares of PalmSource common stock you receive in the transaction.

Q:	Do I need to send in my Palm stock certificates?

A:	No. You will retain your Palm stock certificates in the transaction and therefore you do not need to surrender your Palm stock certificates. You should not send in your Palm stock certificates. You will receive your PalmSource shares in book-entry form through Palm’s transfer agent upon completion of the transaction without taking any action. If you hold your shares through a bank or broker, your bank or broker will place the shares of PalmSource common stock into your account.

Q:	Who can help answer my questions about the transaction, Palm, PalmSource or the Palm 2003 annual meeting of stockholders?

A:	If you have questions about the transaction, Palm or the Palm 2003 annual meeting of stockholders, including the procedures for voting your shares, you should contact:

Palm, Inc.

Attn: Investor Relations

400 N. McCarthy Blvd.

M/S 9204

Milpitas, California 95035

Telephone: (408) 503-7200

or Palm’s proxy solicitor:

Georgeson Shareholder Communications, Inc.

17 State Street, 10th Floor

New York, NY 10004

Telephone:	(212) 440-9800—for Banks and Brokers
(888) 274-5121—for all others

If you would like additional copies of this prospectus without charge, or if you have questions about the business of PalmSource, you should contact:

PalmSource, Inc.

Attn: Kip Meintzer

1240 Crossman Avenue

Sunnyvale, California 94089

Telephone: (408) 400-1909

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SUMMARY OF THE PROSPECTUS

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the transaction fully and for a more complete description of the legal terms of the transaction, you should read carefully the entire prospectus and the documents we refer to in this prospectus. See the section titled “Where You Can Find More Information” in this prospectus.

The Transaction (see page 29)

Palm, Peace Separation Corporation, Harmony Acquisition Corporation and Handspring have entered into a merger agreement to conduct the transaction described in this prospectus. The merger agreement provides for a transaction with two components, the PalmSource distribution and the Handspring merger.

PalmSource Distribution.    PalmSource currently is a majority-owned subsidiary of Palm, with Palm owning approximately 86% of PalmSource’s outstanding shares of common stock on an as-converted basis as of September 23, 2003. Pursuant to the merger agreement, Palm will first distribute all of the shares of PalmSource common stock held by Palm to Palm’s existing stockholders. The distribution will be effected by means of a merger. Pursuant to the merger agreement, Peace Separation Corporation, a wholly-owned subsidiary of Palm, will merge with and into Palm. Palm will be the surviving corporation in this merger. In this merger, each share of Palm common stock outstanding as of the effective time of this merger will remain outstanding and will also be entitled to receive a number of shares of PalmSource common stock such that Palm will have distributed to Palm stockholders all of the PalmSource common stock Palm owns. No fractional shares of PalmSource common stock will be issued in the distribution. Instead, all fractional shares of PalmSource common stock will be aggregated for all Palm stockholders and sold in the public market. Accordingly, stockholders who would otherwise be entitled to receive a fractional share of PalmSource common stock will receive cash for their fractional interest. Cash amounts received for such fractional share may be taxable to stockholders. Based on shares of Palm common stock outstanding on September 23, 2003, Palm stockholders will receive approximately 0.32 of a share of PalmSource common stock for each share of Palm common stock held. This ratio is subject to reduction in the event that Palm issues additional shares of common stock following September 23, 2003 and prior to the PalmSource distribution. Handspring stockholders will not receive PalmSource common stock in the transaction.

Handspring Merger.    Following the PalmSource distribution, Palm, which will consist of its Solutions Group business, will acquire Handspring though a merger transaction. Palm’s wholly-owned subsidiary, Harmony Acquisition Corporation, will merge with and into Handspring. Handspring will be the surviving corporation in this merger and will thereafter be a wholly-owned subsidiary of Palm. In this merger, each share of Handspring common stock, together with its associated preferred stock purchase right, will be converted into the right to receive 0.09 of a share of Palm common stock. Palm shares will be issued to Handspring stockholders with their associated preferred stock purchase rights. No fractional shares of Palm common stock will be issued in the Handspring merger. In lieu of receiving a fractional share of Palm common stock, each holder will receive an amount of cash equal to the product obtained by multiplying such fractional share by the average closing price of Palm common stock for the ten consecutive trading days ending on, and including, the trading day immediately prior to the Handspring merger.

The Companies

Palm, Inc.

400 N. McCarthy Boulevard

Milpitas, California 95035

Telephone: (408) 503-7000

Founded in 1992 and reincorporated under the laws of Delaware in December 1999, Palm is the leading global provider of handheld computing devices and operating systems for handheld devices. Palm currently consists of two operating segments: PalmSource, a majority owned subsidiary of Palm, and the Solutions Group. PalmSource is a leading developer and licensor of enabling software for mobile information devices. PalmSource’s software platform consists of operating system software, personal information management software and software development tools. Palm’s Solutions Group develops, markets and sells handheld computing devices, add-ons and accessories as well as related services and software, targeting consumer, enterprise, education and government users. Since Palm introduced its first handheld computer in 1996, it has shipped over 22 million handheld devices worldwide as of May 31, 2003. Following the transaction, Palm will consist of its Solutions Group business and the Handspring business.

Palm’s web site address is www.palm.com. The information on Palm’s web site is not a part of this prospectus.

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089

Telephone: (408) 400-3000

Incorporated under the laws of Delaware in December 2001, we develop, market and support a leading software platform for mobile information devices. Our platform consists of the Palm operating system, or Palm OS, and software development tools that mobile information device manufacturers use to develop products from our platform as well as personal information management, web-browser and e-mail applications. Our platform enables manufacturers to rapidly and efficiently create powerful, innovative and easy-to-use mobile information devices. We license our products to leading device manufacturers, including Garmin, Handspring, Kyocera, Lenovo (formerly known as Legend), Palm, Samsung and Sony.

PalmSource’s web site address is www.palmsource.com. The information on our web site is not a part of this prospectus.

Peace Separation Corporation

400 N. McCarthy Boulevard

Milpitas, California 95035

Telephone: (408) 503-7000

Incorporated under the laws of Delaware in May 2003, Peace Separation Corporation is a direct wholly-owned subsidiary of Palm and was incorporated for the sole purpose of merging with and into Palm to effect the distribution of the PalmSource common stock held by Palm to Palm’s stockholders. Peace Separation Corporation does not have any operations.

Unless otherwise indicated, all references in this prospectus to “we,” “our,” “us,” and “PalmSource” are to PalmSource, Inc. All references to Palm and “parent” are to Palm, Inc.

Risk Factors (see page 11)

The “Risk Factors” beginning on page 11 should be considered carefully by Palm stockholders and holders of PalmSource common stock. These risk factors should be considered along with any additional risk factors in the periodic reports of Palm and PalmSource filed with the Securities and Exchange Commission and any other information included in this prospectus or the joint proxy statement/prospectus of Palm and Handspring.

Reasons for the Transaction (see page 32)

Reasons for the PalmSource Distribution

Palm and PalmSource believe that Palm stockholders will realize benefits from the complete separation of the two companies as a result of the distribution of the shares of PalmSource held by Palm to Palm’s stockholders, including the following:

•	potential to increase the number of licensees for Palm OS;

•	increased competitiveness and distribution of Palm OS, benefiting both Palm and PalmSource;

•	increased speed and responsiveness to technology change and customer needs for both Palm and PalmSource;

•	greater opportunity for management teams and employees of both Palm and PalmSource to focus on their respective businesses and strategic opportunities;

•	aligned employee incentives and greater accountability for both Palm and PalmSource management and employees; and

•	direct access to capital markets for both businesses.

Reasons for the Handspring Merger

Palm believes that the combination of Palm and Handspring will form a stronger market leader in mobile computing and communications.

The PalmSource Separation (see page 50)

Palm and PalmSource entered into certain agreements effective as of December 2001 to generally provide for the assignment by Palm of assets, and the assumption by PalmSource of liabilities, related to the Palm OS business. In June 2003, Palm and PalmSource entered into additional agreements, some of which amended or amended and restated separation agreements previously entered into by the parties and others further allocated assets and liabilities between Palm and PalmSource in light of circumstances existing at that time.

Relationship between Palm and PalmSource Following the Transaction

Palm and PalmSource will be independent publicly-traded companies following the transaction. However, Palm and PalmSource have entered into a number of agreements that provide for a continuing business relationship between them, including a software license agreement between them under which Palm will continue to be a licensee of Palm OS and agreements with Palm Trademark Holding Company, LLC, under which Palm and PalmSource will both continue to use Palm-related trademarks and domain names other than the palmOne trademark, which will be used by Palm.

Potential Disadvantages of the PalmSource Distribution

There are potential disadvantages of the PalmSource distribution to the Palm stockholders. In addition to the risks discussed in detail in the “Risk Factors” section of this prospectus, potential disadvantages of the PalmSource distribution include:

•	the risk that PalmSource may make strategic choices that are not in the best interests of Palm as PalmSource focuses on diversifying its revenue base;

•	the risk that Palm may make strategic choices that are not in the best interests of PalmSource; for example, adoption of competing operating systems;

•	the risk that PalmSource will create more competition for Palm through expanded licensing of Palm OS;

•	the risk that Palm and PalmSource may have difficulty funding their respective capital needs; and

•	the risk that Palm and PalmSource’s businesses may be harmed because they will no longer benefit from previous synergies or shared resources.

Material U.S. Federal Income Tax Consequences of the PalmSource Distribution (see page 35)

In general, Palm stockholders will not recognize gain or loss for United States federal income tax purposes, except with respect to cash received instead of fractional shares, as a result of the receipt of PalmSource shares in the distribution. Palm has received a private letter ruling from the Internal Revenue Service, or IRS, to the effect that the PalmSource distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code, and in the opinion of counsel, the factual developments that have occurred since the receipt of the ruling will not adversely affect the validity of the ruling.

Accounting Treatment of the Distribution (see page 34)

PalmSource was historically integrated with the businesses of Palm and, consequently, our combined and consolidated financial statements have been derived from the consolidated financial statements and accounting records of Palm and reflect significant assumptions and allocations (as described in Note 1 to our combined and consolidated financial statements). Accordingly, the combined and consolidated financial statements do not necessarily reflect our financial position, results of operations and cash flows had we been a stand-alone entity for the periods presented. In addition, our combined and consolidated financial statements may not be indicative of our financial position, results of operations and cash flows subsequent to the PalmSource distribution due to transactions anticipated to occur as of the distribution date.

Regulatory Approvals (see page 34)

Palm and Handspring have made the required filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 with the United States Department of Justice and the United States Federal Trade Commission and the applicable waiting period under the Hart-Scott-Rodino Act has terminated. Palm and Handspring have also made foreign antitrust filings in Germany and have received clearance from the German antitrust authorities for the Handspring merger. The parties are not aware of any other governmental approvals required in order to complete the merger. The reviewing agencies or governments, states or private persons may challenge the Handspring merger at any time before or after its completion.

Nasdaq Listing (see page 36)

It is a condition to the transaction that the PalmSource common stock distributed to Palm stockholders be approved for listing on the Nasdaq National Market. PalmSource’s shares of common stock have been approved for listing on the Nasdaq National Market subject to meeting the $5.00 per share minimum price requirement on the first day of trading.

Presentation of PalmSource’s Capitalization

In connection with the separation of the Palm and PalmSource businesses, Palm issued to us an inter-company loan of $20.0 million, which will be contributed to us as a capital contribution immediately prior to the distribution. For a description of the intercompany loan agreement, see the section titled, “The PalmSource Separation—Amended and Restated Intercompany Loan Agreement.” Since our incorporation Palm has made additional net capital contributions to us in cash of $28.2 million, consisting of capital contributions of $31.1 million in fiscal year 2002 reduced by a capital distribution of $2.9 million during fiscal year 2003. An additional $6.0 million will be contributed to us as a capital contribution by Palm upon the distribution and we intend to assume $15.0 million of Palm’s $50 million 5% convertible subordinated note payable to Texas Instruments, due December 2006, following the distribution. For a description of the 5% convertible subordinated note, see the section titled, “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.”

Unless we indicate otherwise, all information in this prospectus: (i) assumes the conversion into common stock of each outstanding share of our preferred stock, which will occur automatically upon the distribution; (ii) assumes the re-capitalization of our Class A, Class B and Class C common stock into one class of common stock, which will occur automatically upon the distribution; (iii) gives effect to a one for five reverse stock split on September 22, 2003; (iv) is based upon 11,599,631 shares of PalmSource common stock outstanding as of August 31, 2003; and (v) excludes:

•	36,000 shares of common stock issuable upon the exercise of stock options outstanding as of August 31, 2003, with a weighted average exercise price of $37.50 per share, outstanding under our 2001 Stock Plan, of which 13,500 were vested as of August 31, 2003 and 2,657,329 shares of common stock available for future option grants under our 2003 Equity Incentive Plan;

•	400,000 shares of common stock reserved for issuance under our 2003 Employee Stock Purchase Plan; and

•	shares of common stock that may be issued upon conversion of the $15 million 5% convertible subordinated note due December 2006 and payable to Texas Instruments, intended to be issued by PalmSource following the distribution.

PalmSource Recent Developments

For the quarter ended August 31, 2003, we reported total revenues of $17.1 million, consisting of total license and royalty revenues of $15.8 million and total support and service revenues of $1.3 million. Total license and royalty revenues consisted of related party license and royalty revenues of $10.3 million and third party license and royalty revenues of $5.5 million. Total license and royalty revenues increased by $2.1 million or 15% from the quarter ended August 31, 2002 to the quarter ended August 31, 2003 due primarily to an increase in royalty revenues from Palm of $1.2 million. Total support and service revenues consisted of related party support and service revenues of $0.2 million and third party support and service revenues of $1.1 million for the quarter ended August 31, 2003. Total support and service revenues decreased by $35,000 or 3% from the quarter ended August 31, 2002 to the quarter ended August 31, 2003 due to a decrease in service revenues from Palm of $0.5 million, offset by an increase in support and service revenues from new licensees with support and service agreements.

Our net loss for the quarter ended August 31, 2003 was $3.8 million compared to a net loss of $10.8 million for the quarter ended August 31, 2002. The decrease in the net loss was 65%, principally due to increased total revenues of $2.1 million, reduction in amortization of intangible assets of $1.2 million, decrease in research and development expenses of $2.2 million, and a decrease to interest and other income (expenses) of $3.2 million. The decrease in interest and other income (expense) of $3.2 million was principally related to the write down of an investment in a private equity security in the quarter ended August 31, 2002 that had been carried at cost and for which we determined the decline in value of our entire investment to $0.8 million to be other than temporary.

On August 29, 2003, PalmSource and PalmGear, Inc. consummated certain transactions related to a stock purchase agreement, strategic alliance and service provider agreement and a brand license agreement between the parties. There was no related party interest between either PalmSource or Palm and PalmGear. In connection with the closing of the transactions, PalmSource sold to PalmGear all of the stock of Palm Digital Media, a wholly-owned subsidiary of PalmSource whose assets comprised the Palm Digital Media product line. In addition, as part of the strategic alliance, PalmGear agreed to support an online store, at PalmSource’s U.S. web site, for Palm OS applications and PalmSource provided PalmGear certain rights to a customer database. The initial term of the strategic alliance is three years. The total initial payments from the above described transactions equaled $4.0 million, however, this amount is subject to a maximum $0.3 million contingent holdback by PalmGear unless Palm Digital Media meets certain financial metrics for the five month period ending January 31, 2004, thereby, resulting in current total proceeds to PalmSource of $3.7 million. In accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, PalmSource concluded that the entire arrangement represents a single unit of accounting as there is an undelivered element for which objective and reliable evidence of fair value does not exist. Accordingly, the net proceeds of $3.4 million are to be recognized ratably over the three-year term of the arrangement. In addition, PalmSource is guaranteed additional future minimum fees from the strategic alliance and service provider agreement of $1.4 million over the three-year term of the arrangement. Revenues from the Palm Digital Media product line were $0.3 million, $2.0 million and $2.5 million for the years ended May 31, 2001, 2002, and 2003, respectively.

Forward-Looking Information

This prospectus and any accompanying prospectus supplement contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact are forward-looking statements. Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “should,” “would,” “strategy,” “plan” and similar expressions. For example, in this prospectus these forward-looking statements, include, among others, statements regarding our business strategy, future operating performance, the size of the market for our products and services and the products that incorporate our operating system and our prospects.

These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from such forward-looking statements. For a detailed discussion of these risks and uncertainties, see the section titled “Risk Factors” in this prospectus. You should consider carefully the statements set forth in the section titled “Risk Factors” and other sections of this prospectus, and any accompanying prospectus supplement. All subsequent written and oral forward-looking statements attributable to PalmSource, or to persons acting on PalmSource’s behalf, are expressly qualified in their entirety by the applicable cautionary statements. PalmSource does not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected combined and consolidated financial data of PalmSource reflect our historical results of operations and balance sheet data. Our combined and consolidated statement of operations data set forth below for the years ended May 31, 2001, 2002 and 2003 and the combined and consolidated balance sheet data as of May 31, 2002 and 2003 are derived from our audited combined and consolidated financial statements included elsewhere in this prospectus.

The combined and consolidated statement of operations data for the year ended May 31, 1999 and the combined and consolidated balance sheet data as of May 31, 1999 and May 31, 2000 are derived from our unaudited combined and consolidated financial statements that are not included in this prospectus. The combined and consolidated statement of operations data for the year ended May 31, 2000 and the combined and consolidated balance sheet data as of May 31, 2001 are derived from our audited combined and consolidated financial statements that are not included in this prospectus.

The unaudited pro forma data is presented giving effect to a one for five reverse stock split on September 22, 2003 and assuming the conversion of outstanding Series A redeemable convertible preferred stock to common stock, and the re-capitalization of the issued and outstanding shares of common stock of PalmSource prior to the distribution. The unaudited pro forma balance sheet also gives effect to the intended issuance by PalmSource of a $15.0 million 5% convertible subordinated note due December 2006, payable to Texas Instruments following the distribution, and the contribution of the $20.0 million note payable to Palm as additional paid in capital, immediately prior to the distribution in accordance with the terms of the amended and restated intercompany loan agreement. The related accrued interest on the contributed Palm note will be due and payable to Palm within seven days of the distribution date. In addition, the unaudited pro forma balance sheet also gives effect to the contribution by Palm, in accordance with the terms of the letter agreement regarding cash contributions, of an additional $6.0 million in cash upon the distribution date. The unaudited pro forma basic and diluted net loss per share does not include the impact of interest expense related to the intended issuance of a $15.0 million 5% convertible subordinated note which will occur following the distribution. Interest on this note is payable semi-annually and the note is due and payable on December 6, 2006. For a description of the 5% convertible subordinated note, see the section titled, “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.”

The financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. See the section titled “Risk Factors—Risks Relating to Our Separation from Palm—Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of future results.” For periods prior to December 3, 2001, there was no revenue recorded from Palm as the software license agreement with Palm was not effective until December 3, 2001. In addition, due to the acquisitions that we have made, and the change in our method of accounting for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets effective June 1, 2001, our results of operations are not necessarily comparable between the periods presented. In addition, our historical combined and consolidated balance sheet data is not comparable to the pro forma balance sheet data set forth below due to the transactions anticipated to occur as of the distribution date discussed above. You should also read the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which describes a number of factors that have affected our financial results.

	Years Ended May 31,
	1999	2000	2001	2002	2003
	(Unaudited)
	(in thousands, except per share amounts)
Combined and Consolidated Statement of Operations Data:
Related party revenues	$—	$83	$1,235	$23,682	$50,539
Third party revenues	987	6,879	25,017	21,268	22,875

Total revenues	987	6,962	26,252	44,950	73,414
Cost of revenues	1,404	2,941	5,449	10,603	10,221

Gross profit (loss)	(417)	4,021	20,803	34,347	63,193
Total operating expenses	33,464	63,177	104,823	84,496	77,399

Loss from operations	(33,881)	(59,156)	(84,020)	(50,149)	(14,206)
Interest expense	(11)	(12)	(65)	(256)	(507)
Interest and other income (expense), net	85	(50)	76	(421)	(4,627)

Loss before income taxes	(33,807)	(54,218)	(84,009)	(50,826)	(19,340)
Income tax provision	—	1,499	9	421	2,420

Net loss	$(33,807)	$(60,717)	$(84,018)	$(51,247)	$(21,760)

Basic and diluted net loss per share	$(3.38)	$(6.07)	$(8.40)	$(5.12)	$(2.18)
Weighted average shares used in computing basic and diluted net loss per share(1)	10,000	10,000	10,000	10,000	10,000

Unaudited pro forma basic and diluted net loss per share					$(2.04)

Shares used in computing unaudited pro forma basic and diluted net loss per share amounts					10,667

(1)	50,000 shares of PalmSource Series A redeemable convertible preferred stock issued on December 3, 2001, the date of incorporation of PalmSource, were converted to 50,000,000 shares of Class C common stock on May 9, 2002, which were converted into 10,000,000 shares of Class C common stock based on a one for five reverse stock split on September 22, 2003. We used 10,000,000 shares outstanding for the purpose of calculating earnings per share for all periods presented.

	As of May 31,					Pro Forma As of May 31, 2003
	1999	2000	2001	2002	2003
	(Unaudited)	(Unaudited)				(Unaudited)
	(in thousands)
Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	$478	$656	$383	$30,688	$37,465	$43,465
Working capital (deficit)	(1,514)	(15,669)	(21,457)	16,890	20,750	26,006
Total assets	18,017	16,992	61,490	107,316	104,607	110,607
Note payable to Palm, including accrued interest	—	—	—	20,238	20,744	—
Long-term convertible subordinated note	—	—	—	—	—	15,000
Series A redeemable convertible preferred stock	—	—	—	—	20,000	—
Total stockholders’ equity / net investment (deficit)	$12,431	$(12,869)	$29,611	$48,299	$26,280	$57,280

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table sets forth certain historical per share data of PalmSource and per share data of PalmSource on an unaudited pro forma basis after giving effect to a one for five reverse stock split on September 22, 2003 and giving effect to the conversion of the outstanding Series A convertible preferred stock to common stock and the re-capitalization of the issued and outstanding shares of common stock of PalmSource prior to the distribution. The unaudited pro forma book value per share also gives effect to the intended issuance by PalmSource of a $15.0 million 5% convertible subordinated note, due December 2006, payable to Texas Instruments following the distribution and the contribution of the $20.0 million note payable to Palm as additional paid in capital, immediately prior to the distribution in accordance with the terms of the amended and restated intercompany loan agreement. The related accrued interest on the $20.0 million note payable to Palm will be due and payable within seven days following the distribution date. In addition, the unaudited pro forma book value per share also gives effect to the contribution by Palm, in accordance with the terms of the letter agreement regarding cash contributions, of an additional $6.0 million in cash upon the distribution date. The unaudited pro forma basic and diluted net loss per share does not include the impact of interest expense related to the intended issuance of a $15.0 million 5% convertible subordinated note which will occur following the distribution. Interest will be payable semi-annually and the note is due and payable on December 6, 2006. For a description of the 5% convertible subordinated note, see the section titled, “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.” The following data should be read in conjunction with our combined and consolidated financial statements included elsewhere within this prospectus.

The unaudited pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the PalmSource distribution had taken place at the beginning of the earliest period presented, nor is it necessarily indicative of future operating results or financial position. Actual results could differ.

We have not declared or paid cash dividends on our common stock since inception.

Year Ended May 31, 2003
PALMSOURCE HISTORICAL:
Net loss per share:
Basic	$(2.18)
Diluted	$(2.18)
Book value per share	$2.63

PALMSOURCE PRO FORMA:
Unaudited pro forma net loss per share:
Basic	$(2.04)
Diluted	$(2.04)
Unaudited pro forma book value per share	$5.37

COMPARATIVE PER SHARE MARKET PRICE DATA

Palm common stock trades on the Nasdaq National Market under the symbol “PALM.” PalmSource common stock has not been publicly traded.

The table below sets forth the high and low sales price per share of Palm common stock, as reported on the Nasdaq National Market on June 3, 2003, the last completed trading day prior to the signing and announcement of the merger, and on September 25, 2003, the last full trading day for which high and low sales prices were available as of the date of this prospectus.

	Palm Common Stock
	High	Low
June 3, 2003	$12.24	$12.00
September 25, 2003	$20.32	$19.57

These prices do not reflect any effect that the PalmSource distribution may have upon the future price of Palm common stock.

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Palm stockholders. Palm stockholders are urged to obtain current market quotations for Palm common stock and to review carefully the other information contained in this prospectus or incorporated by reference into this prospectus.

RISK FACTORS

You should carefully consider the risks described below and the other information in this prospectus. Our business, results of operations or financial condition could be seriously harmed if any of these risks materialize. The trading price of our common stock may also decline due to any of these risks.

Risks Relating to Our Business

We have a history of losses, negative cash flows and limited cash resources, and we may never achieve or sustain profitability or positive cash flows.

We have not been profitable during any of the periods for which we have prepared historical financial statements. During the fiscal years ended May 31, 2003, May 31, 2002 and May 31, 2001, we had net losses of approximately $21.8 million, $51.2 million and $84.0 million, respectively, on revenue of $73.4 million, $45.0 million and $26.3 million, respectively. Cash used for operations for fiscal year 2003 was $8.9 million and cash used for operations for fiscal year 2002 was $45.4 million. In addition, if we continue to incur negative cash flow from operations, our tangible assets may be less than our total liabilities, resulting in a negative tangible net worth. We have historically received upfront, initial license fees, which have partially funded our net losses. We have historically used cash for operations and may not achieve positive cash flow in the future.

We may incur losses and negative cash flows for the foreseeable future, particularly if revenue does not increase substantially, expenses increase faster than our revenues, we are unable to continue to obtain significant upfront license fees or we make unanticipated capital expenditures. Our ability to increase revenue and achieve and sustain profitability will also be affected by other risks and uncertainties described in this prospectus. If we do not increase revenue substantially or cannot raise additional capital, which may not be available on reasonable terms, if at all, we may not be able to fund operations in the future. Furthermore, because we may have a negative tangible net worth, we may not be able to liquidate sufficient assets to pay our liabilities if we are unable to fund operations in the future.

In connection with our separation from Palm, Palm has agreed to indemnify us for damages incurred due to certain litigation with Xerox; if Palm is unsuccessful in the litigation and is unable to or does not indemnify us, our business, results of operations and financial condition would be significantly harmed, our licensees may not be able to ship product with Graffiti handwriting recognition software and we may be put out of business.

Palm is engaged in a civil action brought by Xerox Corporation in 1997 relating to the Graffiti handwriting recognition system used in handheld computers using Palm OS. The complaint by Xerox alleged willful infringement of U.S. Patent No. 5,596,656, titled “Unistrokes for Computerized Interpretation of Handwriting.” The complaint sought unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. As part of our separation agreements with Palm, Palm has agreed to indemnify us for damages that we may incur due to the Xerox litigation. We believe that there are adequate defenses to the claims made by Xerox and Palm intends to continue to defend itself vigorously. However, we cannot assure you that Palm will be successful. If Palm is not successful in the litigation, Xerox might seek an injunction from the court preventing us from licensing Palm OS with Graffiti handwriting recognition software or preventing our licensees from offering products with Graffiti handwriting recognition software. As a result and if Palm is unable to or does not indemnify us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses. The pending litigation may also result in other indirect costs and expenses, such as significant diversion of management resources, loss of reputation and goodwill, damage to our customer and licensee relationships and substantial declines in our stock price. Accordingly, if Xerox is successful in its claims against Palm and Palm does not or is unable to indemnify us for these claims, our business, results of operations and financial condition could be significantly harmed and we may be rendered insolvent. For further discussion, including detail regarding the nature of the claim and the procedural history of the case, see the section titled “PalmSource Business—Legal Proceedings.”

Our operating results may fluctuate.

Our operating results are difficult to predict. We do not have a long history of operations and our operating results have fluctuated significantly. Factors that may cause fluctuations in our operating results, in addition to those disclosed elsewhere in this section titled “Risk Factors,” include the following:

•	changes in consumer and enterprise spending levels, which may fail to meet our expectations;

•	a shifting mix in the balance between license fees derived from up-front royalty payments, license fees calculated as a percentage of revenue derived from Palm Powered products and license fees based on fixed dollar amounts per unit sold;

•	changes in general economic conditions and specific market conditions that may impact demand for our products and services;

•	seasonality of demand for products and services based on our operating system that may cause our revenues to fluctuate on a quarter over quarter basis; and

•	changes in licensing fees due to third parties for technologies incorporated in our Palm OS platform.

Because our revenue fluctuates and is difficult to predict, and our expenses are largely independent of revenues in any particular period, it is difficult for us to accurately forecast revenues and profitability. Any of these factors, or any of the factors discussed elsewhere herein, could have a material adverse effect on our business, results of operations, and financial condition.

We currently derive our revenue from a small number of licensees of Palm OS, and the failure of one or more of them to sustain sales of Palm Powered products from which we derive revenue could significantly harm our future business prospects.

We currently derive our revenue from a small number of licensees of Palm OS. Revenue from Palm was $18.4 million, or 41.0% of total revenues, in fiscal year 2002 and $39.3 million, or 53.5% of total revenues, in fiscal year 2003. The percentage of our revenues from Palm in fiscal year 2002 would be higher if our software license agreement with Palm had been in effect for periods prior to December 3, 2001 when we were an integrated business unit within Palm. Revenue from Sony was $5.3 million, or 7.5% of total revenues, in fiscal year 2002 and $11.2 million, or 15.3% of total revenues, in fiscal year 2003. Revenue from Handspring was $10.0 million, or 14.3% of total revenues, in fiscal year 2002 and $6.4 million, or 8.8% of total revenues, in fiscal year 2003. Although we have recently expanded our number of licensees, many of these new licensees have yet to introduce products on the market or sell significant numbers of units based on Palm OS. Additionally, the combination of Palm and Handspring will increase the concentration of our customers. We expect that Palm and Sony will continue to account for a substantial portion of our revenue for the foreseeable future. If revenues from either Palm or Sony do not grow as we anticipate, if either of them decide to not incorporate Palm OS into their future products, or if Palm experiences financial difficulties and is not able to satisfy its annual minimum royalty commitments, we will have to significantly reduce our expenses or increase our revenue from other sources in order to stay in business. The term of our license agreement with Palm will expire in December 2006, our license arrangement with Sony will expire in October 2012 and our license agreement with Handspring will be terminated following the Handspring merger. Nothing restricts these licensees from competing with us or offering products based on competing operating systems and these licensees may stop incorporating Palm OS in their products during the term of their agreements with limited notice to us. Once these license arrangements expire, we may not be able to renegotiate them on favorable terms, if at all. If we do not continue to generate significant revenue from Palm or Sony or if we are unable to generate an increased percentage of our revenues from other licensees, our business, results of operations and financial condition will be significantly harmed.

We will not be able to rely on Palm to fund our future capital requirements as we have in the past, and financing from other sources may not be available on favorable terms or at all.

In the past, most of our capital needs have been satisfied by Palm. In connection with the separation of the Palm and PalmSource businesses, Palm issued to us an intercompany loan of $20.0 million, which will be contributed to us as a capital contribution immediately prior to the distribution, and since our incorporation has made additional net capital contributions to us in cash of $28.2 million, consisting of capital contributions of $31.1 million in fiscal year 2002 reduced by a capital distribution of $2.9 million during fiscal year 2003. An additional $6.0 million will be contributed to us as a capital contribution by Palm upon the distribution. However, following the distribution, Palm will no longer provide funds to finance our working capital or other cash requirements.

We believe that our capital requirements will vary greatly from quarter to quarter, depending on, among other things, fluctuations in our operating results, financing activities, acquisitions and investments. We may require, or choose to obtain, additional debt or equity financing in order to finance acquisitions or other investments in our business. We may also require additional financing if our operating and working capital requirements vary materially from those currently planned. Future equity financings would be dilutive to the ownership interests of existing holders of our common stock. Future debt financings could involve restrictive covenants. We will likely not be able to obtain financing with interest rates as favorable as those that we have historically incurred under our note payable to Palm or that Palm could obtain or we may not be able to obtain financing at all. If we require additional financing and are not able to obtain it under reasonable terms or at all, we may be required to significantly reduce costs, which could reduce our ability to develop new products, respond to new opportunities or compete in the marketplace. If we cannot sufficiently reduce costs, we may not be able to finance future operations or service our debt obligations, which could, among other things, cause our auditors to modify or qualify their audit opinion and, ultimately, cause us to cease operations.

The success of Palm Powered products on which we depend for revenue is dependent on the development, sales and marketing efforts of our licensees which are largely beyond our ability to control.

Our ability to increase revenue is largely dependent on the development, sales and marketing efforts of our licensees. If one or more of our licensees fails to develop or sustain sales of Palm Powered products, we could lose a significant portion of our revenue. We are subject to many risks beyond our control that influence the success or failure of a particular licensee, including, but not limited to:

•	competition faced by the licensee in its particular industry;

•	the ability of our licensees to sell into wireless carriers;

•	market acceptance of the licensee’s products in the face of shifting consumer and enterprise preferences;

•	the engineering, sales and marketing and management capabilities of the licensee;

•	technical challenges unrelated to our technology that are faced by the licensee in developing its products; and

•	the financial and other resources of the licensee.

If our licensees do not successfully develop, market and sell Palm Powered products our revenue and profitability will suffer and our operating results may fluctuate.

We believe that the market for personal digital assistants, or PDAs, our traditional strength, is maturing. If we are unable to successfully penetrate new device markets or new markets do not develop as anticipated, our business will not grow as expected and our revenues will suffer.

We believe the market for PDAs, our traditional strength, is maturing. As a result, we anticipate that our future revenue growth will come from other mobile information devices, in particular smartphones that incorporate Palm OS. The smartphone operating system market, in particular, is highly competitive, with Microsoft and Symbian devoting significant resources to compete with us. If we are unsuccessful in penetrating the markets for these other devices or these markets do not develop as anticipated, our business will not grow as expected and our revenues will suffer. To compete in the smartphone and other new markets and as we continue to expand our product offering to penetrate new markets and industries, we expect to enhance Palm OS by licensing additional technologies from third-party vendors. However, we cannot assure you that we will be able to negotiate favorable terms on these third-party royalty contracts or that we will be able to generate sufficient royalty revenue to offset added costs associated with these contracts. If we are unable to do so, our cost of license revenue and gross margins could be materially impacted, which would adversely affect our business, results of operations and financial condition.

We depend on wireless carriers for the success of our platform software intended for smartphones.

The acceptance of smartphones by the market is highly dependent upon the qualification and adoption procedures of wireless carriers. Wireless carriers are relatively few in number and their qualification and adoption procedures are stringent. We have limited experience in developing platform software intended for use in smartphones that comply with such procedures. We cannot assure you that we will be successful in developing platform software to enable our licensees’ products to meet such qualification and adoption procedures or that wireless carriers will accept or promote the success of our licensees’ products. If our licensees’ products do not comply with wireless carriers’ qualification and adoption procedures or if wireless carriers do not promote the success of our licensees’ products, our business will not grow as expected and our revenues will suffer.

Our sales cycle is lengthy and we cannot accurately predict when we will recognize revenue from a particular licensee, if at all, or whether a particular licensee will ultimately market products incorporating Palm OS.

Accurate prediction of revenues from new licensees is difficult because the development of a business relationship with a potential licensee can be a lengthy process, spanning three to 12 months. The fiscal period in which a new license agreement will be entered into, if at all, and the financial terms of such an agreement are difficult to predict. In addition, the process of persuading licensees to adopt our technology can be lengthy and, even if adopted, we cannot assure you that our technology will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in significant royalties to us. Once we enter into a license agreement, it often takes four to 18 months for our licensees to develop commercially available products, if at all, on which we can begin to recognize license revenue. If we invest management and engineering resources in a licensee but the licensee’s product is ultimately not introduced to market or is not well received, we may not be able to offset the lost revenue opportunity in a given quarter, if at all, and our operating results may fluctuate.

If we, and our licensees that incorporate Palm OS, fail to develop and introduce new products and services timely and successfully, we will not be able to compete effectively, our operating results may fluctuate and our ability to generate revenues will suffer.

We operate in a highly competitive environment characterized by rapid technological changes, frequent new product and service introductions, evolving industry standards, and changing customer demands. The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. Our future success depends on our ability to develop and introduce new products and services in the mobile information device market that our customers and end users choose to buy. The development of new products and services based on Palm OS is largely dependent on the efforts of our licensees and third-party developers.

We have made, and we intend to continue to make, significant investments in research and development. However, if we or our licensees or third-party developers fail to anticipate our customers’ and end users’ needs and technological trends accurately and are unsuccessful at developing and introducing appealing new products and services on a cost-effective and timely basis with acceptable prices and terms, we would not be able to compete effectively, our operating results may fluctuate and our ability to generate revenues would suffer.

If we are unable to compete effectively with existing or new competitors, our resulting loss of competitive position could result in price reductions, decreased customer demand, reduced margins and loss of market share, which would seriously harm our business, financial condition and results of operations.

We compete in the operating system software and services markets. The markets for these products and services are highly competitive, and we expect competition to increase in the future. We compete primarily with

Microsoft and Symbian. Microsoft has substantially more resources than we do and Symbian, which is supported by companies such as Nokia and Sony Ericsson, has a significant portion of the worldwide smartphone market that we believe is important to our future success. Additionally, there are proprietary operating systems; open source operating systems, such as Linux; and other software technologies, such as Java or Research In Motion’s licensed technology, which could be integrated into devices that compete with Palm Powered devices. Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products and services and the third-party developer community.

Successful new product introductions or enhancements by our competitors, or increased market acceptance of competing platforms, could reduce the sales and market acceptance of our products and services, cause intense price competition or make our products and services obsolete. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. Increased competition could result in price reductions, decreased license and royalty revenues, decreased customer demand, reduced margins and loss of market share. Our failure to compete successfully against current or future competitors could seriously harm our business, results of operations and financial condition and cause our operating results to fluctuate.

If Palm Powered devices do not effectively interoperate with software running on desktop and network servers, the attractiveness and use of Palm OS could be adversely affected.

Palm Powered devices depend upon effective interoperability with software running on personal computers and network servers in order to acquire and back-up information. Interoperability with this information can be affected by the design of the personal or network server operating environments, the device which incorporates Palm OS or Palm OS itself. If the desktop or network server interoperability of Palm OS devices is compromised in any way, the attractiveness and use of Palm OS could be adversely affected. As a result, our business, results of operations and financial condition would be seriously harmed.

Our Palm OS platform and other software products may contain errors or defects, which could result in the rejection of our products and services and damage to our reputation, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

Our Palm OS platform is complex and must meet stringent manufacturer and user requirements. We must develop our software products and services quickly to keep pace with the rapidly changing mobile information device market. Products and services as sophisticated as ours are likely to contain undetected errors or defects, particularly when first introduced or when new models or versions are released. Palm OS may not be free from errors or defects after commercial shipments by our licensees have begun, which could result in the rejection of products and services based on Palm OS, damage to our reputation, lost revenues, diverted development resources and increased customer service and support costs and warranty claims, which could harm our business, results of operations and financial condition.

Third parties have claimed and may claim in the future that our products infringe their intellectual property; if these claims are successful, we could suffer significant litigation or licensing expenses or be prevented from licensing Palm OS to our licensees who sell Palm Powered products.

In the course of our business, we receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. For example, Xerox and Palm are in litigation relating to the Graffiti handwriting recognition system used in handheld computers using Palm OS, which is discussed in more detail above and in the section titled “PalmSource Business—Legal Proceedings.” We may be added to the complaint by Xerox following the PalmSource distribution. We evaluate the validity and applicability of third party intellectual property rights, and determine in each case whether we must negotiate licenses or cross-licenses to incorporate or use the proprietary technologies in our products. Third parties may claim that we, Palm OS licensees or end users of Palm Powered products are infringing or contributing to the infringement of their intellectual property rights, and we may be found to infringe or contribute to the infringement of those intellectual property rights and require a license to use those rights. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services.

Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all, and the obligations under such agreements could result in substantial expenses. If we are unable to enter into royalty or license agreements, our business may be harmed. In addition, a licensee’s or developer’s development, marketing or sales of our products could be severely disrupted or shut down as a result of litigation or claims of infringement, which could adversely affect our business, results of operations and financial condition. We also may be subject to significant monetary damages or court-ordered injunctions that restrict or prevent the development and sale of our products. Any or all of these factors could have a material adverse effect on our business, results of operations and financial condition.

If third parties infringe our intellectual property or if we are unable to secure and protect our intellectual property, we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology and intellectual property rights. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Our intellectual property, particularly our patents, may not provide us a significant competitive advantage. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our business and results of operations.

Our pending patent and trademark applications for registration may not be allowed, or others may challenge the validity or scope of our patents or trademarks, including our patent or trademark applications or registrations. Even if patents or trademark registrations are issued and maintained, these patents or trademarks may not be of adequate scope or benefit to us or may be held invalid and unenforceable against third parties.

We may be required to spend significant resources to monitor and police our intellectual property rights. Policing the unauthorized use of our products or intellectual property is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights. Intellectual property litigation is not only expensive, but time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. Despite our efforts, we may not be able to detect infringement and may lose competitive position in the market before we detect the infringement. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

In the past, there have been thefts of computer equipment from us and our employees. This computer equipment has contained proprietary information and intellectual property. We have formulated a security plan to reduce the risk of any future thefts and have cooperated with law enforcement officials in an investigation of past incidents. We also generally enter into confidentiality agreements with our employees and with our licensees and our developers. We may not be successful in preventing future thefts, or in preventing those responsible for past thefts from using our technology to produce competing products. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products.

Despite our efforts to protect our proprietary rights, existing laws, contractual provisions and remedies afford only limited protection. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, among other things, and we cannot assure you that we will be successful in enforcement of, or defending ourselves against, intellectual property claims. Moreover, patent litigation has increased due to the current uncertainty of the law and the increasing competition and overlap of product functionality in the field. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, we cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Use by others of our proprietary rights could materially harm our business.

We currently intend to expand our international presence in countries that may not protect our intellectual property rights to the same extent as the laws of the United States, which may increase the risk of infringement of our intellectual property.

As part of our business strategy, we intend to expand our international presence by targeting countries with large populations and propensities for adopting new technologies. However, many of these targeted countries do not prevent misappropriation of intellectual property or deter others from developing similar, competing technologies or intellectual property that infringe. Effective copyright, trademark and trade secret protections may be unavailable or limited in some foreign countries. In particular, the laws of some foreign countries in which our technology is licensed, or may in the near future be licensed, may not protect our intellectual property rights to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent competitors in these regions from infringing on our intellectual property rights, which would reduce our competitive advantage and ability to compete in these regions and negatively impact our business.

If we are unable to obtain key technology from third parties on a timely basis that is free from errors or defects or we are required to develop such technology ourselves, we may have to cancel or delay the release of certain features in our Palm OS platform and product shipments or incur increased costs.

We license third-party software for use in the Palm OS platform as well as to provide software development tools to enable applications to be written for our Palm OS platform. In addition to third-party licensed software, we may enter into joint development agreements with certain licensees of the Palm OS platform whereby a licensee will develop a specific feature for our Palm OS platform that we will then own and may later incorporate into new releases of the Palm OS platform. Our ability to release and sell our products could be seriously harmed if the third-party technology is not delivered to us in a timely manner or contains errors or defects that are not discovered and fixed prior to release of our products and we are unable to obtain alternative technology to use in our products. As a result, our product shipments could be delayed or our offering of features could be reduced, which could adversely affect our business or results of operations. Furthermore, a third-party developer or joint developer may improperly use or disclose the software, which could adversely affect our competitive position. In addition, because we license some of our development tools from third parties, our business would suffer if we could no longer obtain those tools from those third parties or if the tools developers wanted to use were not available. If we are unable to offer technology that our licensees need to build successful Palm Powered products, which we obtain by licensing the technology from third parties or developing it internally, then our business may suffer.

For example, we recently modified the Graffiti handwriting recognition system in Palm OS, which now includes a subcomponent of the Jot technology we license from Communication Intelligence Corporation, or CIC. If the technology components we license from CIC contain errors or defects or cannot be seamlessly integrated into the products of our licensees, our licensees’ ability to market their products may be delayed or canceled. Further, should we be required to license the Jot technology after expiration or termination of the Jot license or if the Jot technology were to no longer be available for any other reason such as a bankruptcy of CIC, we may be unable to renegotiate the license on favorable terms or obtain alternative technology from another third party, which may require us to license other third-party solutions or develop aspects of the functionality ourselves. Any of these events may result in higher licensing costs to us and delay the shipment of products based on Palm OS, which could adversely affect our business, results of operations and financial condition.

Products incorporating our Palm OS technology that are marketed by our licensees or other strategic partners may contain errors or defects, which could result in the rejection of our products and services and damage to our brand, as well as lost revenues, diverted development resources and increased service costs and warranty claims.

We cannot fully control the business and quality control standards of our licensees, many of whom are device manufacturers, and we are unable to completely monitor the distribution to end users of products containing our technology. We cannot assure you that the products and services provided by our licensees are free from errors or defects. If products incorporating Palm OS contain errors or defects, it could result in the rejection of our products and services by users, damage to our reputation, lost revenues and diverted development resources, which could adversely affect our business and results of operations. The presence of errors or defects in Palm Powered devices could also result in increased customer service and support costs and warranty claims and could subject us or our licensees to product liability claims, any of which could harm our business, results of operations and financial condition.

If we do not continue to support our third-party developer community or provide attractive incentives to encourage application development, these developers could limit the number and variety of new Palm OS applications, which could affect our competitive advantage, lower the value of our products to end users and affect our licensees’ ability to market our products and services.

The proliferation of applications that run on Palm Powered devices has largely been attributable to our extensive third-party developer community, which we continue to rely on for future application development. More than 275,000 developers have registered to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, an on-line provider of handheld applications, there are currently more than 19,000 applications available for Palm Powered devices. We must continue to provide support for these developers and provide attractive incentives to encourage future Palm OS application development. We do not have the resources to provide cash incentives to our developers, as some of our competitors do. If we are unable to retain our existing developer community and attract additional third-party developers, the availability of new software applications may be adversely affected, which could affect our competitive advantage, lower the value of our Palm Powered products to end users and affect our licensees’ ability to market our products and services, cause our operating results to fluctuate and adversely affect our business, results of operations and financial condition.

Our operating results may suffer if we do not grow our services business as anticipated.

We believe that our future business prospects depend in part on our ability to generate service revenues from our licensees. We currently do not generate significant service revenues and may not be able to in the future. Our service offerings will have to achieve market acceptance and meet an expanding range of customer requirements in order to be successful. If we are not able to meet these requirements and grow our service revenues, our operating results may be harmed.

The loss of some of our key personnel could negatively impact our business.

We rely upon the continued service and performance of a relatively small number of key technical and senior management personnel. Our future success depends on our retention of one or more of these key employees, such as David Nagel, our President and Chief Executive Officer, or one or more of our key executives. None of our key technical or senior management personnel are bound by employment or non-competition agreements, and, as a result, any of these employees could leave with little or no prior notice. We may not be able to provide our key technical and senior management personnel with adequate incentives to remain employed by us. The loss of any of them could negatively impact our business, results of operations and financial condition.

Our success largely depends on our ability to hire, retain, integrate and motivate qualified personnel.

Our future success depends on our ability to attract and retain highly skilled executive, technical, sales, marketing, and administrative personnel. If we fail to retain and hire an adequate number of these employees, we will not be able to maintain and expand our business. Our success also depends on our ability to expand, integrate and retain our management team. In spite of the current economic slowdown, recruiting and retaining skilled personnel, including software engineers, is highly competitive, particularly in the San Francisco Bay Area where we are headquartered. Volatility or lack of positive performance in our stock price may also affect our ability to retain key employees.

In recent quarters, we have initiated reductions in our workforce of both employees and contractors to balance the size of our employee base with our current and anticipated revenue base. These reductions have resulted in reallocations of employee duties, which could result in employee and contractor uncertainty. Reductions in our workforce could make it difficult to motivate and retain the remaining employees and contractors, which would affect our ability to deliver our products and services in a timely fashion and negatively affect our business. We cannot assure you that we will be able to hire and retain a sufficient number of qualified personnel to meet our business objectives.

We may not be able to successfully manage the growth and expansion of our business, which could have a material adverse effect on our business, results of operations and financial condition.

We plan to increase our scope of operations domestically and internationally. We may not be equipped to successfully manage any future periods of rapid growth or expansion, which could be expected to place a significant strain on our limited managerial, financial, engineering and other resources. Any delays or difficulties in our research and development process caused by these factors or others could make it difficult for us to develop future generations of our technology and to remain competitive. In addition, the rapid rate of hiring new employees, including several key employees, could be disruptive and could adversely affect the efficiency of our research and development process. The rate of our future expansion, if any, in combination with the complexity of the technology involved in our licensing business model, may demand an unusually high level of managerial effectiveness in anticipating, planning, coordinating and meeting our operational needs as well as the needs of our licensees. Additionally, we may be required to reorganize our managerial structure in order to more effectively respond to the needs of customers and other potential strategic partners. Given the small pool of potential licensees, the adverse effect resulting from a lack of effective management in any of these areas could be magnified. Inability to manage the expansion of our business could have a material adverse effect on our business, results of operations and financial condition.

Our future results could be harmed by economic, political, regulatory and other risks associated with international sales and operations.

We anticipate that revenues from international operations will represent an increasing portion of our total revenues over time. Accordingly, our future results could be harmed by a variety of factors related to our international operations, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	tariffs, trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in foreign government regulation, tax laws and regulatory requirements;

•	difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs;

•	changes in diplomatic and trade relationships; and

•	less effective protection of intellectual property.

We are subject to changes in demand for our products and services resulting from exchange rate fluctuations that make our products and services relatively more or less expensive in international markets. If exchange rate fluctuations occur, our business could be harmed by decreases in demand for our products and services or reductions in gross margins. Historically, we have not used derivative instruments to hedge foreign exchange rate risk. However, we may use derivative, or similar, instruments to hedge foreign exchange rate risk in the future. Our licensees are subject to many of the risks described above with respect to companies that are located in different countries, particularly manufacturers located in Asia Pacific and elsewhere. We cannot assure you that one or more of the risks associated with international licenses of our technology will not have a direct or indirect material adverse effect on our business, results of operations and financial condition.

If we increase our revenue from international license fees, our exposure to withholding taxes may increase.

The laws of certain countries in which we currently, or may in the future, license our technology require significant withholding taxes on payments for intellectual property, which we may not be able to offset fully against our United States tax obligations. Our exposure to withholding taxes may increase given our strategy to aggressively pursue opportunities in foreign countries. We are subject to the further risk that tax authorities in those countries may re-characterize certain engineering fees as license fees, which could also result in increased tax withholdings and penalties.

If we are not able to successfully enter into new enterprise strategic alliances with partners, our enterprise market penetration may not proceed as rapidly or as lucratively as we anticipate, which could negatively impact our results.

Our strategy to broaden the usage of Palm Powered devices in the enterprise includes forming strategic alliances with leading enterprise solutions and service providers to provide additional resources to further enable penetration of the enterprise market. However, certain competitors may have longer and closer relationships with the senior management of potential strategic partners who deploy mobile information device products in the enterprise. Consequently, these competitors could have a better competitive position than we do, which could result in potential enterprise customers deciding not to choose our products and services. If we are unable to successfully enter into strategic alliances, or if they are not as productive as we anticipate, our enterprise market penetration may not proceed as rapidly or as lucratively as we anticipate and our results of operations could be negatively impacted.

Business interruptions could adversely affect our business.

Our operations and those of our licensees, developers and customers are vulnerable to interruption by fire, flood, earthquake, power loss, telecommunications failure, terrorist attacks, wars and other events beyond our control. Our corporate headquarters are located in California, near major earthquake faults. In addition, we have a significant research and development operation in France, which could be impacted by nationwide service interruptions from time to time. A catastrophic event that results in the destruction of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and as a result, our future operating results could be adversely affected. In addition, our strategy to increase our licensing opportunities in Asia may be negatively impacted as a result of the recent outbreak of Severe Acute Respiratory Syndrome and its negative effect on the regional economy. The business interruption insurance under which we are covered may not be sufficient to compensate us fully for losses or damages that may occur as a result of these events, if at all. Any such losses or damages incurred by us could have a material adverse effect on our business.

We may repatriate cash from our foreign subsidiaries, which could result in additional income taxes that could negatively impact our results of operations and financial position. In addition, if foreign countries’ currency policies limit our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

One or more of our foreign subsidiaries may hold a portion of our cash and cash equivalents. If we need additional cash to acquire assets or technology, or to support our operations in the United States, and if the currency policies of these foreign countries allow us, we may repatriate some of our cash from these foreign subsidiaries to the United States. Depending on our financial results and the financial results of our subsidiaries at the time that the cash is repatriated, we may incur additional income taxes from the repatriation, which could negatively affect our results of operations and financial position. In addition, if the currency policies of these foreign countries prohibits or limits our ability to repatriate the needed funds, our business and results of operations could be adversely impacted.

We may pursue strategic acquisitions and investments, which could have an adverse impact on our business.

Within the last five years, we have acquired certain assets of Be Incorporated, peanutpress.com, Inc., Actual Software, WeSync.com, Inc. and Smartcode Technologies SARL. We will evaluate other acquisition opportunities that could provide us with additional product or service offerings or additional industry expertise as they arise. Acquisitions and the integration of acquired companies may result in problems related to integration of technology and management teams. We may not successfully integrate operations, personnel or products that we have acquired or may acquire in the future. If we fail to successfully integrate acquisitions, our business could be materially harmed. In addition, our acquisitions may not be successful in achieving our desired strategic objectives, which would also cause our business to suffer. In addition, if we issue stock as consideration in an acquisition, the ownership interests of our stockholders will be diluted. In addition, we have made and may make strategic venture investments in other companies that provide products and services that are complementary to ours. If these investments are unsuccessful, this could have an adverse impact on our results of operations and financial position. For example, acquisitions typically include a significant amount of goodwill and other intangible assets. If the value of this goodwill is impaired over time we may have to record significant charges against earnings. In fiscal year 2003, we recorded an impairment charge of $3.2 million related to a private equity investment.

If we have any impairment in the value of our goodwill, we will have to take an accounting charge against our earnings that might negatively impact our stock price.

In accordance with generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually or whenever an event or change in circumstances occurs which would indicate potential impairment. If we discover significant impairment as a result of any of these tests, we would be required to record a corresponding non-cash impairment charge against our earnings that could negatively affect our stock price.

We may periodically restructure our business model, which could harm our operating results in the short term before we receive any benefits from the restructuring, if at all.

We continually evaluate the strengths and weaknesses of our business model. In connection with this evaluation, we may decide to realign our available resources and, as a result, shut down or sell business lines that do not fit into our long-term business plan. For example, in August 2003, we sold the Palm Digital Media product line to PalmGear. If we shut down any of our business lines in the future, we may incur costs or charges, disrupt customer goodwill or lose short-term revenue streams in connection with such a restructuring that could harm our business before we were to receive any benefit, if at all, from the restructuring.

Risks Relating to Our Separation from Palm

Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of future results.

Our combined and consolidated financial statements have been carved out from the consolidated financial statements of Palm using the historical results of operations and historical bases of the assets and liabilities of the PalmSource business that we comprise. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Palm did not account for us, and we were not operated, as a separate, stand-alone entity for most of the periods presented. Revenues from Palm were not recorded until December 3, 2001, the effective date of our software license agreement with Palm. Our costs and expenses include allocations from Palm for centralized corporate services and infrastructure costs, including:

•	legal;

•	finance and accounting;

•	human resources;

•	insurance;

•	executive management;

•	treasury;

•	real estate;

•	information technology;

•	sales and marketing; and

•	engineering.

These allocations have been determined on bases that we and Palm considered to be reasonable reflections of the utilization of services provided to, or the benefit received by us. The historical financial information is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Palm, including increased costs associated with reduced economies of scale, increased marketing expenses related to building a company brand identity separate from Palm and increased costs associated with being a publicly traded, stand-alone company.

The terms of the separation and distribution of PalmSource have been and will continue to be negotiated in the context of a parent-subsidiary relationship.

Until the PalmSource distribution, Palm will own a majority of our common stock. All of the agreements relating to the separation entered into between Palm and us were entered into in the context of a parent-subsidiary relationship and were, and any amendments to the agreements prior to the PalmSource distribution were or will be, negotiated in the overall context of our separation from Palm. As a result, the terms of such agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. In addition, until the distribution, Palm will be our majority stockholder and the terms of the merger and distribution will be negotiated and determined in the context of this parent-subsidiary relationship. Accordingly, we cannot assure you that the terms of the merger and distribution will be negotiated more or less favorably to us than if they had been negotiated with unaffiliated third parties. Moreover, material changes to such agreements made after June 4, 2003 are required to be approved by Handspring under the terms of the merger agreement with Handspring.

If we fail to successfully promote a company brand identity separate from Palm and to achieve strong brand recognition in our target markets, our product licensing and sales could be affected and demand for our products and services could decrease.

In connection with our separation from Palm, we are adopting a new brand identity separate from the Palm device business and modifying some of the trademarks and trade names under which we conduct our business. Subject to certain restrictions, we have an exclusive license to use certain “Palm” marks in connection with our business, but must reposition the brand to be identified with an independent operating system company rather than a device manufacturer. We believe that recognition of our Palm Powered ingredient brand, which is a brand identifying a key component of mobile information devices, will be important to our success, particularly in Europe and Asia Pacific, where we are expanding our operations and sales efforts. We currently have a limited marketing budget for positioning our brand and it is anticipated that we will continue to have a limited budget for the foreseeable future. If we fail to promote our Palm Powered ingredient brand successfully, or if our brand fails to achieve widespread recognition, the value of our brand may decrease. As a result, the demand for our products and services may decline and our business may not grow as we anticipate.

Establishing our new Palm Powered ingredient brand has required the creation or modification of currently existing “Palm” brand trademarks and trade names; protection and maintenance of these trademarks and trade names may be difficult and costly in the future, which may harm our business, results of operations and financial position.

The adoption of a new brand identity separate from the Palm device business required creating new trademarks and trade names or modifying some of the trademarks and trade names under which we conduct our business. To protect our rights to the various trademark and trade name combinations that we wish to identify with our products, we may be required to defend the use of our trademarks and trade names, which may result in costly litigation or other actions against third parties. The difficulty and costs of protecting and maintaining our Palm Powered ingredient brand and related trademarks and trade names will also require us to expend significant company resources to enforce our rights or establish an alternative brand identity, which may harm our business, results of operations and financial position.

Palm is subject to general commercial and other litigation claims as part of its operations, which could implicate our Palm OS technology or products incorporating Palm OS and result in claims against us in the future or prevent Palm from distributing our common stock to its stockholders.

In the course of Palm’s business, it occasionally receives claims related to consumer protection, general commercial claims related to the conduct of its business and the performance of its products and services and other litigation claims, such as stockholder derivative class action lawsuits. Palm is currently subject to a number of these claims. Though the claims currently do not name us as defendants, the substance of their claims may implicate us, result in claims against us in the future or require us to indemnify Palm. Please see the section titled “PalmSource Business—Legal Proceedings” for a further discussion of the litigation matters to which Palm is subject that could result in liability to us.

We may be required to indemnify Palm for tax liabilities Palm may incur in connection with its distribution of our common stock, and each of Palm and us may be required to indemnify the other for certain taxes.

Palm has received a private letter ruling from the Internal Revenue Service to the effect that the distribution of our shares of common stock held by Palm to Palm’s stockholders will not be taxable to Palm or its U.S. stockholders. This ruling is generally binding on the IRS, subject to the continuing accuracy of certain factual representations and warranties. Although some facts have changed since the issuance of the ruling, in the opinion of Palm’s tax counsel, these changes will not adversely affect the validity of the ruling. For a more complete discussion of the ruling and the U.S. federal income tax consequences of the distribution, please see the section titled “The Transaction—Material U.S. Federal Income Tax Consequences of the PalmSource Distribution.”

Notwithstanding the receipt of the ruling and the opinion of counsel described above, the PalmSource distribution may nonetheless be taxable to Palm under Section 355(e) of the Code if 50% or more of the stock of Palm or our stock is acquired as part of a plan or series of related transactions that include the PalmSource distribution. For a more complete discussion of the U.S. federal income tax consequences in the event that the distribution were taxable, please see the section titled “The Transaction—Material U.S. Federal Income Tax Consequences of the PalmSource Distribution.”

Under the tax sharing agreement between Palm and us, we would be required to indemnify Palm if the sale of our stock caused the distribution of our stock to be taxable to Palm. We may not be able to adequately satisfy our indemnification obligations under the tax sharing agreement. In addition, under the tax sharing agreement, we and Palm have agreed to indemnify each other for certain taxes and similar obligations that the other party could incur under certain circumstances. For a more complete description of the tax sharing agreement, please see the section titled “The PalmSource Separation—Amended and Restated Tax Sharing Agreement.” Finally, although under the tax sharing agreement Palm is required to indemnify us for taxes of Palm, we may be held jointly and severally liable for taxes determined on a consolidated basis.

PalmSource stockholders could experience substantial dilution of their interest in PalmSource as a result of the assumption by PalmSource of a portion of Palm’s note with Texas Instruments.

In connection with the PalmSource separation, Palm’s existing $50 million note payable to Texas Instruments will be divided into and replaced by two notes: one issued by Palm, or the new palmOne note, and one issued by PalmSource, or the PalmSource note. Palm and Texas Instruments have agreed that the new palmOne note will be issued in the principal amount of $35 million and the PalmSource note will be issued in the principal amount of $15 million. The new palmOne note will be convertible into only Palm common stock and the PalmSource note will be convertible into only PalmSource common stock.

The conversion price of the PalmSource note will be determined according to a two-step formula. The first step is to determine a conversion price based upon the decrease in the average trading price of Palm’s common stock for the five days before the PalmSource distribution, versus the average trading price of palmOne’s common stock for the five days after the PalmSource distribution and the PalmSource exchange ratio. The second step is to determine if the conversion price determined in the first step is less than 115% of the volume weighted average PalmSource common stock price on its first trading day, or the first day PalmSource trading price, or greater than 400% of the first day PalmSource trading price:

•	If the conversion price determined in the first step is less than 115% of the first day PalmSource trading price, the conversion price will be equal to 115% of the first day PalmSource trading price.

•	If the conversion price determined in the first step is greater than 400% of the first day PalmSource trading price, the conversion price will be equal to 400% of the first day PalmSource trading price.

•	If the conversion price determined in the first step is greater than 115% of the first day PalmSource trading price but less than 400% of the first day PalmSource trading price, the conversion price will be the conversion price determined in the first step of the formula.

The number of shares of PalmSource common stock into which the PalmSource note is convertible will be determined by dividing the $15 million principal amount of the note by the conversion price as determined by the two-step formula.

If after the distribution the trading price of PalmSource stock increases to be higher than the conversion price of the PalmSource note, it is likely that the PalmSource note will be converted, resulting in dilution to PalmSource stockholders’ interest in PalmSource. If after the distribution the decline in the stock price of palmOne is very small and/or the actual first day trading price of PalmSource is very low, the dilution to the PalmSource stockholders’ interest could be substantial. In addition, PalmSource would be required to record non-cash interest expense to the extent the final conversion price of the PalmSource note is less than the trading price of PalmSource common stock on the date of issuance of the PalmSource note, which will be six trading days after the distribution. We cannot predict the prices at which Palm, palmOne and PalmSource may trade and their effect on the calculation of the conversion price of the PalmSource note. See the section titled “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note” for a more complete description of the conversion price formulas to the notes and possible outcomes for the notes based on possible Palm, palmOne and PalmSource trading prices.

We have historically used Palm’s operational and administrative infrastructure and continue to rely on Palm to provide certain business services. Our ability to satisfy our customers and operate our business will suffer if we do not develop our own infrastructure quickly and effectively.

We historically used Palm’s systems, processes and personnel to support many of our operations, including systems to manage our accounting operations and tax filings, and the provision of back-up support for these operations. Since separating from Palm, we have been challenged by the need to create an appropriate infrastructure for the size of our operations and our limited financial resources. We also continue to be reliant on Palm for access to certain historical data related to our business. If their ability to provide access to this data is impaired, our only source of historical data may be lost, which could seriously harm our business and operations.

We have updated our own systems and processes to replace Palm’s systems and processes, which included the implementation of a separate Enterprise Resource Planning system in December 2002. Any failure or significant downtime in our systems and processes could harm our business. Specifically, our information systems and processes require the services of employees with extensive knowledge of these information systems and processes and the business environment in which we operate. In order to successfully implement and operate our systems and processes, we must be able to attract and retain a significant number of highly skilled employees.

If we are unable to develop our own operational and administrative infrastructure to effectively replace those systems and processes that we historically relied on Palm for, or we fail to attract and retain the highly skilled personnel required to implement, maintain, and operate our information systems and processes, our business, results of operations and financial condition could suffer.

We may have potential business conflicts of interest with Palm with respect to our past and ongoing relationships, which may not be resolved on terms favorable to us.

Conflicts of interest may arise between Palm and us in a number of areas relating to our past and ongoing relationships, including:

•	indemnification obligations to each other;

•	our outstanding debt obligations to Palm;

•	labor, tax, employee benefit and other matters arising from our separation from Palm;

•	intellectual property matters, including management of our brand;

•	employee retention and recruiting;

•	the nature, quality and pricing of transitional services Palm has agreed to provide us; and

•	business opportunities that may be attractive to both Palm and us.

In addition, Palm may make strategic choices that are not in our best interest. For example, other than restrictions on the use of certain trademarks and domain names, nothing prohibits Palm from competing with us or offering products based on a competing operating system. We may not be able to resolve any potential conflicts that may arise between Palm and us, and even if we were able to do so, the resolution may be less favorable than if we were dealing with an unaffiliated party.

Our directors and executive officers may have conflicts of interest.

Many of our directors and some of our executive officers own shares of Palm common stock and options to purchase shares of Palm common stock. Currently, two of our directors, Eric Benhamou and David Nagel, are also directors of Palm. Eric Benhamou is the Chairman of our board of directors and is also the Chairman of Palm’s board of directors. Mr. Benhamou is also currently employed by Palm as its Chief Executive Officer and has half of his Palm salary paid for by us. David Nagel, our President and Chief Executive Officer, intends to resign from the Palm board upon completion of the PalmSource distribution. In addition, one of our directors, Satjiv Chahil has entered into a consulting agreement with us, and, was recently employed by, and then was a consultant to, Palm, and another of our directors, Robert Finocchio, has a sister who is currently an executive officer of Palm.

Some directors and officers of PalmSource own shares of Palm common stock and options to purchase shares of Palm common stock. In addition some directors and officers of Palm will own shares of PalmSource common stock as a result of the PalmSource distribution. Ownership of shares of Palm common stock by PalmSource’s directors and officers, ownership of shares of PalmSource common stock by Palm’s directors and officers and/or having directors serve as directors of both the combined company and PalmSource after the separation of PalmSource from Palm could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the combined company and PalmSource. In November 2002, Mr. Benhamou was granted an option to acquire 60,000 shares of Palm’s common stock. Upon the PalmSource distribution, the vesting schedule under the option accelerates so that after the PalmSource distribution, all shares under the Palm option will be vested and exercisable. In addition, following the PalmSource distribution, Mr. Benhamou has been promised an option to acquire 5,000 shares of Palm common stock with an exercise price equal to fair market value on the date of grant and an option to purchase 30,000 shares of PalmSource common stock.

We will need to obtain third-party consents for Palm’s assignment to us of certain agreements to complete our separation from Palm and if we cannot obtain these consents, we may not be able to maintain these relationships on favorable terms or at all.

Prior to our separation from Palm in December 2001, several of our agreements with customers, developers, strategic partners, suppliers and others and all of our agreements for the license of technology were agreements between third parties and Palm. Many of these agreements were assigned to us upon our separation from Palm, some of which required that the third party consent to this assignment. We are currently attempting to obtain all of these third-party consents, but if we are unable to do so, we may be forced to renegotiate these agreements or enter into new agreements with various third parties as a separate, stand-alone entity. We cannot assure you that we will be able to negotiate new agreements on terms as favorable to us as those that we had as part of Palm, or at all.

Creditors of Palm at the time of the PalmSource distribution may attempt to challenge the PalmSource distribution as a fraudulent conveyance, which could result in either our stockholders being required to turn over some or all of their shares of our common stock or Palm or us to fund the liabilities of creditors, which could adversely impact our business.

A court, in a lawsuit by an unpaid creditor or representative of creditors of Palm, such as a trustee in bankruptcy, may be asked to void the PalmSource distribution, in whole or in part, as a fraudulent conveyance if the court were to find that, among other things, at the time of the PalmSource distribution, Palm or we:

•	were insolvent;

•	were rendered insolvent by reason of the distribution;

•	was engaged in a business or transaction for which Palm’s or our remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed it would incur, debts beyond its ability to pay such debts as they matured.

The court could then require that our stockholders return some or all of the shares of our common stock, or require Palm or us, as the case may be, to fund liabilities of the other company for the benefit of creditors, which could adversely affect our business. The measure of insolvency for purposes of the foregoing will vary depending upon the jurisdiction whose law is being applied. Generally, however, each of Palm and us, as the case may be, would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. Palm and we believe that each company will be solvent after the distribution with sufficient capital to operate their respective businesses as proposed, but creditors and courts may not concur.

The combined post-distribution and post-merger value of the shares of Palm common stock and PalmSource common stock may not equal or exceed the pre-distribution value of shares of Palm common stock and Handspring common stock.

After the distribution of shares of PalmSource common stock by Palm to Palm’s stockholders, we anticipate that shares of Palm common stock will continue to be traded on the Nasdaq National Market and we expect the shares of PalmSource common stock will also be traded on the Nasdaq National Market. We cannot assure you that the combined trading prices of shares of Palm common stock and PalmSource common stock after the distribution will be equal to the trading price of shares of Palm common stock prior to the distribution. Until the market has fully evaluated the business of Palm without the business of PalmSource and combined with the business of Handspring, the price at which shares of Palm common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated the PalmSource business on a stand-alone basis, the price at which shares of PalmSource common stock trade may fluctuate significantly.

Following the distribution of our shares of common stock held by Palm to Palm’s stockholders, we will not benefit from any previous synergies or shared resources with Palm, which may harm our business.

Prior to the separation and distribution of our shares of common stock held by Palm to Palm’s stockholders, Palm’s device business and Palm OS business were able to benefit from certain synergistic alliances and shared resources, such as, among other things, shared development of and access to technology. Although we believe that the external separation of the businesses will provide benefits to the respective businesses, there can be no assurance that the two businesses will not be adversely affected by the external separation.

We will need to obtain insurance as a stand-alone entity separate from Palm, which could be costly and difficult to acquire.

In the past, we have benefited from various economies of scale as an operating segment of Palm. Our current costs and expenses include allocations from Palm for centralized corporate services and infrastructure costs, including costs for insurance. However, following the PalmSource distribution, we will be required to obtain insurance, such as director and officer insurance, as a stand-alone entity separate from Palm. Negotiating favorable terms for future insurance policies may be difficult given our short operating history and absence of Palm’s economies of scale. The costs of obtaining sufficient insurance coverage may differ from amounts that we experienced while operating under Palm.

Risks Relating to the Securities Markets and Ownership of Our Common Stock

Substantial sales of our common stock may occur in connection with the distribution, which could cause our stock price to decline.

Palm currently intends to distribute all of the 10 million shares of our common stock it owns to Palm stockholders. Substantially all of these shares will be eligible for immediate resale in the public market. In addition, the shares of our common stock owned by Sony will be eligible for re-sale, subject to certain volume and other limitations, beginning 90 days after the distribution. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, this distribution. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could cause the market price of our common stock to decline.

Prior to the PalmSource distribution, there has been no public market for our securities, and we cannot assure you that our common stock will continue to be listed for trading on the Nasdaq National Market or that our stock price will not decline after the distribution.

Before this distribution, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this distribution.

Our common stock has been accepted for listing on the Nasdaq National Market. Our common stock may not continue to be listed for trading on the Nasdaq National Market if we fail to establish a minimum bid price of at least $5 per share on the first day of trading. If the trading price of our common stock is less than $1 per share for thirty consecutive trading days, our common stock may not continue to be listed on the Nasdaq National Market.

If our common stock fails to remain listed on the Nasdaq National Market, we may be listed on the Nasdaq SmallCap Market if we meet certain requirements, or market makers may quote our shares on the OTC Bulletin Board. If shares of our common stock do not trade on the Nasdaq National Market, we may not receive analyst coverage for our business, certain institutional investors will be prohibited from investing in our common stock, investors’ interest in our common stock will likely be more limited, and an active trading market for our common stock may not develop.

We cannot assure you as to the prices at which our common will trade before, on or after the distribution date. Until our common stock is fully distributed and an orderly market develops, the prices at which our stock trades may fluctuate significantly. In addition, the market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	the depth and liquidity of the market for our common stock;

•	speculation in the press or investment community;

•	actions by institutional stockholders; and

•	general market conditions.

The stock markets in general, and the equity markets for technology stocks in particular, have experienced high volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. You may be unable to resell your shares at any particular price, or at all.

If we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

The trading price of our common stock could also be subject to wide fluctuations in response to the publication of reports and changes in financial estimates by securities analysts, and it is possible that our actual results in one or more future periods will fall short of those estimates. If we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

Provisions in our separation agreements, charter documents, Delaware law and our ability to adopt a stockholder rights plan without stockholder approval may delay or prevent an acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation, bylaws, certain of our separation agreements and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. Provisions in our certificate of incorporation and bylaws include a classified board of directors and limitations on actions by our stockholders by written consent. Our tax sharing agreement with Palm requires us to indemnify Palm against Palm’s recognition of taxable gain if it were triggered by an acquisition of our stock. This indemnity obligation, which is further described in the section titled “The Transaction—Material U.S. Federal Income Tax Consequences of the PalmSource Distribution,” could discourage, delay or prevent a third party from acquiring us. In addition, the provisions of our software license agreement with Palm include certain penalties if we are acquired by Microsoft, or other manufacturers of mobile information devices, that may discourage such companies from acquiring us. See the section titled “The PalmSource Separation—Amended and Restated Software License Agreement.” Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Were our board of directors to adopt a stockholder rights plan, it would be more difficult for a third party to acquire us without the approval of our board of directors.

Although we believe that some of the above provisions and the adoption of a rights plan provide for an opportunity for us to receive a higher bid by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. In addition, because these provisions may discourage a change of control, they could decrease the value of our common stock.

THE TRANSACTION

This section of the prospectus describes the proposed PalmSource distribution and only contains a general discussion of the merger of Palm and Handspring which will follow the PalmSource distribution. While we believe that the description in this section addresses the material terms of the PalmSource distribution, this summary may not contain all of the information that is important to you. Important information regarding the Palm and Handspring merger can be found in the joint proxy statement/prospectus which Palm is sending to you. You should carefully read this entire document and the other documents we have referred you to in this prospectus for a more complete understanding of the distribution.

Overview of the Transaction

Palm and Handspring have entered into a merger agreement that provides for a transaction with two components.

First, the common stock of PalmSource held by Palm will be distributed to the existing stockholders of Palm by means of the merger of Peace Separation Corporation, a newly formed, wholly-owned subsidiary of Palm, with and into Palm, which we refer to as the PalmSource distribution. Upon effectiveness of the PalmSource distribution, each outstanding share of Palm common stock (including the associated preferred stock purchase rights) will be automatically converted into the right to receive: (i) one share of Palm common stock (together with the associated right), such that each share of Palm common stock will remain outstanding after the completion of the PalmSource distribution; and (ii) the right to receive approximately 0.32 of a share of PalmSource common stock and cash in lieu of any fractional share. This ratio is based on the number of shares of Palm common stock outstanding on September 23, 2003, and is subject to reduction in the event that Palm issues additional shares of common stock following September 23, 2003 and prior to the PalmSource distribution.

Following the PalmSource distribution, Palm, which will consist of its Solutions Group business, will acquire Handspring by means of the merger of Harmony Acquisition Corporation, a newly formed, wholly-owned subsidiary of Palm, with and into Handspring, which we refer to as the Handspring merger. Upon completion of the Handspring merger, each share of Handspring common stock (including the associated preferred stock purchase right) outstanding immediately prior to the effective time of the Handspring merger will be canceled and extinguished and automatically converted into the right to receive 0.09 of a share of Palm common stock upon surrender of the certificate representing such share of Handspring common stock and cash in lieu of any fractional share. Palm shares will be issued with associated preferred stock purchase rights.

In structuring the combination of Palm and Handspring, the parties sought to achieve the following objectives:

•	the combination of Handspring’s entire business with Palm’s Solutions Group business (but not PalmSource);

•	equity ownership following the business combination in the Handspring/Palm hardware business by both the Handspring and Palm stockholder groups;

•	equity ownership in PalmSource by the Palm stockholder group, but not the Handspring stockholder group;

•	a transaction that would not result in a taxable event for either Palm or Handspring stockholders;

•	preservation of the ability of Palm’s hardware device business to use Form S-3 for securities registrations as and when advisable;

•	the public launch of the new hardware company and PalmSource to the investment community and commercial markets at a single point in time, without Palm’s hardware business trading independently from PalmSource prior to the combination with Handspring; and

•	completion of the business combination as promptly as practicable.

The parties considered various transaction structures to achieve these objectives and agreed on the structure outlined in the merger agreement. As part of their efforts to effect this structure, Palm and PalmSource accelerated their efforts to finalize the separation of the businesses.

The merger agreement is described in more detail in the section titled “The Merger Agreement” beginning on page 47 of this prospectus.

Background of the Separation and PalmSource Distribution

In the summer of 2001, after several years of licensing the Palm OS to directly competitive customers, and after an extensive evaluation of its business, Palm recognized the need to separate its operating system business from its hardware solutions business. Palm determined that a separation of the two business units was needed in order for its operating system business to be able to work effectively with licensees and in order to allow its hardware business to respond to rapid technology change. In July 2001, Palm announced its intent to form a wholly-owned subsidiary to contain the Palm OS group, then called the Platform Solutions Group and now PalmSource, and to operate it as a separate business within Palm. Palm also announced the formation of a separation committee of its board of directors to oversee the separation of the operating systems business. During the late summer and fall of 2001, the separation committee formed teams of Palm management to identify and separate the assets and liabilities of the operating systems and hardware solutions businesses and to define how the two businesses would operate separately within Palm. On August 27, 2001, Palm announced that David C. Nagel had been hired as President of PalmSource.

On December 18, 2001, Palm’s board of directors approved a series of separation agreements that addressed the allocation of assets and liabilities between the operating systems business and the hardware solutions business, the licensing of Palm OS to the hardware solutions business, the provision of infrastructure services to the operating systems business and other separation matters. In March 2002, Palm began providing segment reporting for the results of its two businesses, PalmSource and the hardware solutions business, referred to as the Solutions Group. Throughout 2002, the Palm board of directors received frequent updates regarding the separation planning and the operation of the existing agreements.

In April 2002, Palm met with nine nationally recognized investment banks to explore alternative strategies for the external separation of PalmSource. A variety of alternatives were discussed at these meetings for achieving forms of external separation of PalmSource, including a distribution of PalmSource stock to Palm’s stockholders, either with or without an initial public offering of PalmSource common stock, a split-off (a transaction in which Palm’s stockholders would surrender shares of Palm common stock to receive shares of PalmSource common stock), a private investment in PalmSource stock by a strategic partner with whom Palm would share control, a majority carveout (a public offering of greater than 50% of PalmSource stock), and a sale of PalmSource.

On April 26, 2002, the Palm board of directors held a meeting to discuss, among other topics, the PalmSource separation. The board was given an update on activities related to both the internal separation of PalmSource from the Solutions Group, as well as the external separation of PalmSource. At this meeting, the board of directors authorized management to take initial steps towards a distribution of PalmSource stock preceded by an initial public offering. At the same time, Palm continued to explore alternative forms of external separation as well as alternatives for raising capital required by PalmSource.

In spring 2002 through the remainder of the year, Palm held meetings with several financial and strategic investors to discuss an investment in, or sale of, PalmSource, or a joint venture involving PalmSource.

On June 6, 2002, Palm applied for a ruling with the IRS that the distribution of PalmSource stock to Palm stockholders would be a tax-free distribution under Section 355 of the Internal Revenue Code; the IRS granted that ruling in December 2002. On June 24, 2002, Palm announced the addition of independent board members to the PalmSource board of directors. These actions were taken with a view to the possibility of making PalmSource an independent publicly-traded company.

In July 2002, Palm engaged Morgan Stanley to provide it with advice and assistance in connection with a possible separation transaction of PalmSource. The fees payable to Morgan Stanley in connection with this engagement are approximately $3.4 million, $3.1 million of which are payable upon completion of the PalmSource distribution, subject to adjustment based on the market value of PalmSource at the time of the separation.

On July 26, 2002, Palm’s board of directors held a meeting to discuss, among other topics, an update on PalmSource external separation activities and financing alternatives. At this meeting, Morgan Stanley advised the Palm board that market conditions were not conducive for consummating an initial public offering of PalmSource, and Palm management provided an update on discussions with strategic and financial investors. Palm’s board of directors authorized management to continue to pursue third party investment in PalmSource. In addition, during a private session of the board of directors, there was further discussion of other possible forms of accomplishing external separation, including a sale of PalmSource or a joint venture involving PalmSource.

In August 2002, Palm engaged Needham & Company, Inc. to provide it with advice and assistance in connection with a possible separation transaction of PalmSource. The fees payable to Needham in connection with this engagement are $0.4 million, $0.3 million of which are payable upon completion of the PalmSource distribution.

From September 2002 through mid-February 2003, the PalmSource board of directors and senior management began to prepare PalmSource to be a public company, including the preparation of carve-out financials for public filings, conducting executive searches, building out management systems and processes and preparing PalmSource’s initial public filings.

On January 20, 2003, Palm’s board of directors held a meeting where the separation committee of the board of directors updated the board of directors on the principles and processes by which the separation committee was operating and discussed various issues regarding the separation of PalmSource.

Commencing in late February and continuing through March 2003, management of Palm’s Solutions Group and PalmSource met frequently to discuss the status of various outstanding issues relating to the separation and to negotiate the remaining agreements to complete the separation of the two businesses.

On March 31, 2003, Palm and PalmSource held an internal organizational meeting to begin the resolution of the remaining PalmSource separation issues and complete the remaining documentation relating to the separation. Separate groups were formed to address the various topics that remain unresolved with respect to the separation, and these groups met frequently in April and May 2003 to negotiate the unresolved issues under the guidance and supervision of the separation committee of the Palm board of directors.

Reasons for the Separation and Distribution

The board of directors of Palm has determined that the separation of PalmSource from Palm’s Solutions Group and the PalmSource distribution is advisable and in the best interests of Palm and its stockholders. In making its determination to approve the PalmSource distribution, the board of directors of Palm identified several reasons for, and potential benefits to Palm stockholders of, the separation of Palm’s device business from Palm’s operating system business, and the creation of two independent public companies. These potential benefits include:

•	The potential to increase the number of PalmSource licensees for Palm OS

Palm and PalmSource believe that, despite PalmSource’s success in licensing Palm OS to multiple device manufacturers, a market perception that Palm’s device business competes with PalmSource’s current or prospective Palm OS licensees has limited PalmSource’s ability to attract new licensees. Each company believes that the separation will address the perceived conflict of interest between Palm and PalmSource and expand the licensing opportunities available to PalmSource.

•	Increased competitiveness and distribution of Palm OS, benefiting both Palm and PalmSource

As an independent publicly traded company, we believe we will be better able to focus on advancing Palm OS and attract and maintain licensees. We believe this will lead to a more competitive Palm OS, which will allow both Palm and PalmSource to be more successful in the marketplace.

•	Increased speed and responsiveness to technology change and customer needs for both Palm and PalmSource

Palm and PalmSource believe that they will be able to make decisions more quickly and assign resources more rapidly and efficiently than they could as a part of a more complex organization with many different strategic initiatives. As a result, each company believes that they will be better positioned as a stand-alone company to accelerate the development of their respective businesses than they would be as part of a combined organization.

•	Greater opportunity for management teams and employees of both Palm and PalmSource to focus on their respective businesses and strategic opportunities

The separation will allow Palm and PalmSource to have their own board of directors, management team, sales force and other employees focused specifically on their respective businesses and strategic opportunities. Each company will have greater ability to modify its business processes and organization to better fit the needs of its business, customers and employees. Each company will also be able to implement a marketing strategy that focuses on its business. Finally, competition for management time, group resources and capital that may currently exist between PalmSource’s operating system business and Palm’s device business will be eliminated.

•	Aligned employee incentives and greater accountability for both Palm and PalmSource management and employees

Palm and PalmSource expect the motivation of their employees and the focus of their management teams will be strengthened by incentive compensation programs tied to the market performance of Palm’s and PalmSource’s common stock and linked to the performance of their respective businesses. Each company also expects that their ability to attract and retain qualified personnel will be enhanced.

•	Direct access to capital markets

As separate companies, Palm and PalmSource will have direct access to the capital markets to fund operations and acquire businesses, key products and technologies. Each company believes that, as separate companies, their respective businesses will be better positioned to be more easily understood and valued by investors and securities analysts.

Completion and Effectiveness of the Distribution

The PalmSource distribution will be completed following the adoption and approval of the merger agreement and approval of the merger by the stockholders of Palm and Handspring, and upon the filing of a certificate of merger with the Secretary of State of the State of Delaware. If the stockholders of Palm and Handspring approve the proposal to adopt and approve the merger agreement and approve the merger, we expect Palm to file the certificate of merger with the Secretary of State of the State of Delaware and complete the merger as soon as practicable thereafter. We expect that trading in PalmSource common stock will commence on the next business day.

Conversion of Palm Common Stock and Distribution of PalmSource Common Stock

Following the completion of the merger, each share of Palm common stock that was issued and outstanding as of the effective date of the merger will be converted into (i) one share of Palm common stock (such that each share of Palm common stock effectively will remain outstanding after the completion of the merger) and (ii) the right to receive approximately 0.32 of a share of PalmSource common stock based upon the shares of Palm common stock outstanding on September 23, 2003. Accordingly, each stock certificate previously representing shares of Palm common stock will continue to represent the same number of shares of Palm common stock. In addition, holders of Palm common stock will not need to complete a letter of transmittal or surrender their stock certificates to receive the whole shares of PalmSource common stock to which they are entitled. Shares of PalmSource common stock will be issued as uncertificated shares registered in book-entry form (unless a holder of Palm common stock requests a certificate representing such holder’s whole shares of PalmSource common stock). As a result, instead of receiving stock certificates, holders of Palm common stock will receive account statements reflecting their ownership interest in whole shares of PalmSource common stock. Such book-entry shares will be held with Equiserve Trust Company, N.A., or Equiserve, who will serve as the record keeper for all shares of PalmSource common stock being distributed in connection with the PalmSource distribution. Any stockholder who wants to receive a physical certificate evidencing shares of PalmSource common stock will be able to obtain a certificate at no charge by contacting Equiserve.

Holders of shares of Palm common stock will not receive any fractional shares of PalmSource common stock as a result of the merger. In lieu of receiving a fractional share, as soon as practicable after the distribution date, Equiserve will aggregate fractional shares of PalmSource common stock into whole shares of PalmSource common stock and sell them in the open market at prevailing market prices and distribute the aggregate cash proceeds, net of brokerage fees, ratably to holders of Palm common stock otherwise entitled to fractional interests in PalmSource common stock, which may be taxable to such holder. For an explanation of the tax consequences of the merger and distribution of shares of PalmSource common stock, please see the section titled “The Transaction—Material U.S. Federal Income Tax Consequences of the PalmSource Distribution.” The amount of such payment will depend on the prices at which the aggregated fractional shares of PalmSource common stock are sold by Equiserve in the open market shortly after the consummation of the transaction.

Governmental and Regulatory Approvals Required to Complete the Transaction

Palm and Handspring have made the required filings with the Antitrust Division of the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act, and the applicable waiting period has terminated. In addition, Palm and Handspring have made foreign antitrust filings in Germany and have received clearance from the German authorities for the Handspring merger.

The Antitrust Division of the Department of Justice or the Federal Trade Commission may still challenge the Handspring merger on antitrust grounds after expiration of the waiting period or consummation of the transaction. Accordingly, at any time before or after the completion of the Handspring merger, either of these entities could take action under the antitrust laws as it deems necessary or desirable in the public interest. Other persons also could take action under the antitrust laws, including seeking to enjoin the Handspring merger. Additionally, at any time before or after the completion of the Handspring merger, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the Handspring merger will not be made or that, if a challenge is made, Palm will prevail. If the Handspring merger is challenged, the PalmSource distribution may be delayed or not happen at all.

Accounting Treatment of the Distribution

PalmSource was historically integrated with the businesses of Palm and, consequently, our combined and consolidated financial statements have been derived from the consolidated financial statements and accounting records of Palm and reflect significant assumptions and allocations (as described in Note 1 to our combined and consolidated financial statements). Accordingly, the combined and consolidated financial statements do not necessarily reflect our financial position, results of operations and cash flows had we been a stand-alone entity for the periods presented.

Transactions that are anticipated to occur in connection with the PalmSource distribution include the conversion of outstanding Series A redeemable convertible preferred stock to common stock, the re-capitalization, the intended issuance by PalmSource of a $15.0 million 5% convertible subordinated note, payable to Texas Instruments, the contribution of the $20.0 million note payable to Palm as additional paid in capital, and the contribution by Palm of an additional $6.0 million in cash. As a result of these transactions, our historical combined and consolidated financial statements may not be indicative of our financial position, results of operations and cash flows subsequent to the distribution.

Material U.S. Federal Income Tax Consequences of the PalmSource Distribution

This section summarizes material U.S. federal income tax considerations relating to Palm’s distribution of PalmSource stock to Palm stockholders. This summary does not provide a complete analysis of all potential tax considerations, including tax considerations that may apply because of a stockholder’s particular circumstances, including status as a non-United States person, or because a stockholder is subject to special rules. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of common stock could differ from those described below. Finally, the summary does not describe the effect of the United States federal estate and gift tax laws or the effects of any applicable foreign, state or local laws.

STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE OR LOCAL LAWS AND TAX TREATIES.

Palm received a private letter ruling from the IRS in December 2002 to the effect that the PalmSource distribution will qualify as a tax-free transaction under Section 355 of the Internal Revenue Code, or the Code. The ruling is generally binding on the IRS, subject to the continuing accuracy of certain factual representations and warranties. A copy of the ruling, which includes the factual representations upon which the ruling is based, is attached as an exhibit to the registration statement of which this prospectus is a part. Although some facts have changed since the issuance of the ruling (in particular, the execution of the Handspring merger agreement, the form of the PalmSource distribution, the issuance of approximately 8% of PalmSource’s capital stock to PalmSource employees and the assumption by PalmSource of a portion of the convertible note owed by Palm to Texas Instruments), in the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, tax counsel to Palm, these changes will not adversely affect the validity of the ruling.

This ruling provides that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by, and no amount will otherwise be included in the income of, a stockholder of Palm as the result of the receipt of PalmSource common stock in the distribution (not including cash received in respect of fractional shares of PalmSource common stock);

•	the basis of the Palm common stock and PalmSource common stock held by Palm’s stockholders immediately after the distribution will be the same as each holder’s basis in Palm’s common stock immediately before the distribution, allocated between the Palm and PalmSource common stock in proportion to their relative fair market values on the distribution date;

•	the holding period of PalmSource common stock received by Palm stockholders will include the holding period of their Palm common stock, provided that such Palm common stock is held as a capital asset on the date of the distribution; and

•	Palm will not recognize any gain or loss upon the distribution.

Stockholders of Palm who receive cash from the distribution agent in respect of fractional shares will recognize gain or loss equal to the difference between the cash received and the holder’s basis in such fractional share interest. Such gain or loss should be capital gain or loss to such holder, provided the fractional share interest is a capital asset in the hands of such holder.

If the distribution did not qualify as a tax-free transaction, Palm would recognize taxable gain equal to the excess of the fair market value of PalmSource common stock distributed to Palm stockholders over Palm’s tax basis in PalmSource common stock. In addition, each stockholder who receives PalmSource common stock in the distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of PalmSource common stock received.

Even if the distribution otherwise qualifies for tax-free treatment under Sections 355 and 368 of the Code, it may be taxable to Palm under Section 355(e) of the Code if 50% or more of the stock of Palm or of PalmSource is acquired as part of a plan or series of related transactions that include the PalmSource distribution. If such an acquisition of PalmSource stock or Palm stock triggers the application of Section 355(e), Palm would recognize taxable gain as described above but the distribution should generally be tax-free to each Palm stockholder. Under the tax sharing agreement between Palm and PalmSource, we would be required to indemnify Palm against that taxable gain if it were triggered by an acquisition of PalmSource stock. Please see the section titled “The PalmSource Separation—Amended and Restated Tax Sharing Agreement” for a more detailed discussion of the tax sharing agreement between Palm and PalmSource.

U.S. Treasury regulations require each Palm stockholder that receives shares of PalmSource stock in the distribution to attach to the stockholder’s U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the distribution. Within a reasonable period of time after the distribution, Palm will provide its stockholders who receive PalmSource common stock pursuant to the distribution with the information necessary to comply with such requirement.

Each Palm stockholder should consult his or her tax adviser about the particular consequences of the PalmSource distribution to such stockholder, including the application of state, local and foreign tax laws, and possible changes in tax law that may affect the tax consequences described above.

Listing of PalmSource Common Stock on the Nasdaq National Market

Our common stock to be delivered to Palm stockholders in connection with the PalmSource distribution has been accepted for listing on the Nasdaq National Market, subject to official notice of issuance and the condition that PalmSource common stock trade at or above $5.00 per share on the first trading day on the Nasdaq National Market. If PalmSource’s common stock does not meet the Nasdaq National Market’s criteria for initial listing, PalmSource’s common stock may trade on the Nasdaq SmallCap Market, if it meets certain requirements, or be eligible for quotation on the OTC Bulletin Board, or a successor of the OTC Bulletin Board.

Legal Proceedings Regarding the Transaction

On or about June 17 and 19, 2003, respectively, two putative class action lawsuits were filed in the Court of Chancery in the State of Delaware in and for the County of New Castle against Palm, Handspring and various officers and directors of Handspring. The cases are captioned Goldhirsch v. Handspring, Inc., et al., Civil Action No. 20376-NC and Majarian v. Handspring, Inc., et al., Civil Action No. 20381-NC. The Majarian complaint was amended on or about June 23, 2003 to, among other things, delete certain previously named officer defendants. Both complaints allege that the officers and directors of Handspring breached their fiduciary duties to Handspring stockholders by, among other things, failing to undertake an appropriate evaluation of Handspring’s net worth as a merger or acquisition candidate and failing to maximize Handspring stockholder value by not engaging in a meaningful auction of Handspring. The Majarian complaint also alleges, among other things, that the officers and directors of Handspring breached their fiduciary duties by failing to act independently so that the interests of Handspring’s public stockholders would be protected and enhanced. Both complaints allege that Palm aided and abetted the alleged breaches of fiduciary duty of Handspring’s officers and directors. Both complaints seek, among other things, a preliminary and permanent injunction against the transaction, a recission of the transaction if it is consummated and unspecified damages. The Goldhirsch complaint also requests, among other things, that the Court order Handspring’s officers and directors to take all necessary steps to maximize stockholder value, including open bidding and/or an unspecified market check. Palm and Handspring believe that the lawsuits are without merit and intend to vigorously defend the cases. A copy of each of the complaints filed by the plaintiffs in the lawsuits are filed as exhibits to the registration statement filed by Palm with the SEC of which this prospectus forms a part.

Comparison of Stockholder Rights

The following section of this prospectus compares the rights of holders of Palm common stock with the rights of holders of PalmSource common stock and describes any material differences among them.

Palm and PalmSource are each incorporated under the laws of the State of Delaware and the respective rights of stockholders of each company are governed by the Delaware General Corporation Law. The following summary does not purport to be a complete statement of the rights of holders of Palm common stock under applicable Delaware law, Palm’s certificate of incorporation and bylaws, nor does it purport to be a complete statement of, or a comprehensive comparison with, the rights of holders of PalmSource common stock under applicable Delaware law, PalmSource’s certificate of incorporation and bylaws. While we believe that the summary below covers the material differences between the rights of holders of Palm common stock and PalmSource common stock, the summary may not contain all of the information that is important to you. This summary is qualified in its entirety by reference to the applicable Delaware law and the respective governing corporate documents of Palm and PalmSource.

Upon the distribution, current stockholders of Palm will retain their shares of Palm common stock and also become stockholders of PalmSource by virtue of receiving approximately 0.32 of a share of PalmSource common stock (based upon the shares of Palm common stock outstanding as of September 23, 2003) for each share of Palm common stock held. The rights of Palm’s stockholders are governed by Palm’s certificate of incorporation and bylaws, each as currently in effect, and will continue to be so governed after the distribution. The rights of PalmSource’s stockholders are governed by PalmSource’s certificate of incorporation and bylaws, each as will be in effect as of the distribution date, and will continue to be so governed after the PalmSource distribution.

	Palm	PalmSource
Common stock	Up to 2,000,000,000 shares of one class of common stock are authorized for issuance under Palm’s certificate of incorporation.	Up to 100,000,000 shares of one class of common stock are authorized for issuance under PalmSource’s certificate of incorporation.

Preferred stock	Up to 125,000,000 shares of preferred stock are authorized for issuance under Palm’s certificate of incorporation, 2,000,000 of which have been designated as Series A Participating Preferred Stock. Palm’s board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix the designations, powers, privileges, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.	Up to 5,000,000 shares of preferred stock are authorized for issuance under PalmSource’s certificate of incorporation. PalmSource’s board of directors is authorized to provide for the issuance of shares of undesignated preferred stock in one or more series, and to fix the designations, powers, privileges, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

	Palm	PalmSource
The rights, preferences and privileges of the Series A Participating Preferred Stock are described further in the section below titled, “Stockholder rights agreement.”

Number of directors	Palm’s board of directors currently consists of eight directors. The number of directors shall be fixed and may be changed from time to time by resolution of a majority of the board of directors. Following the transaction, Palm’s board of directors will consist of ten directors. Palm’s directors are classified into three classes, each serving for a term of three years.	PalmSource’s board of directors currently consists of seven directors. The number of directors shall be fixed by one or more resolutions adopted by the board of directors. PalmSource’s directors are classified into three classes. Initially, the term of Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the effective date of PalmSource’s certificate of incorporation, the term of Class II directors shall expire at the second annual meeting of the stockholders following the effective date of PalmSource’s certificate of incorporation and the term of Class III directors shall expire at the third annual meeting of the stockholders following the effective date of PalmSource’s certificate of incorporation. Thereafter, PalmSource’s directors will each serve a term of three years.

Removal of directors	Palm’s individual directors, or the entire board of directors, may be removed only for cause by the holders of a majority of the shares of Palm then entitled to vote at an election of directors.	Same as Palm.

Filling vacancies on the board of directors	Vacancies on Palm’s board of directors and newly created directorships resulting from any increase in the number of authorized directors, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders,	Vacancies on PalmSource’s board of directors and newly created directorships resulting from any increase in the number of authorized directors may be filled only by a majority of the remaining members of the board of directors, even though less than a quorum, or by a sole remaining director.

Palm	PalmSource
shall be filled only by a majority of the remaining members of the board of directors, even though less than a quorum, or by a sole remaining director.

Whenever the holders of any class or classes of stock are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes may be filled by a majority of the directors elected by such class or classes. If the remaining members of the board of directors who fill such vacancy are less than a majority of the board of directors (as constituted immediately prior to such increase), any Palm stockholder or	Same as Palm.

stockholders holding at least ten percent of the outstanding shares of Palm entitled to vote for such directors may request that the Delaware Court of Chancery order an election to fill any such vacancy or newly created directorships or to replace the directors chosen by the remaining members of the board of directors to fill such newly created directorships.

If at any time, Palm has no directors in office, then any officer or any stockholder may call a special meeting of stockholders solely for the purpose of electing directors in accordance with the provisions of the certificate of incorporation or bylaws of Palm or may apply to the Delaware Court of Chancery for a decree ordering an election.

Any director elected to fill a vacancy on Palm’s board of directors may hold office only for the remainder of the full term of the class to which the director was appointed or until a successor is elected and qualified.

	Palm	PalmSource
Ability to call special meetings	Except as described above in “Filling vacancies on the board of directors” relating to the ability of any Palm stockholder to call a special meeting in the event that Palm has no directors in office, only Palm’s board of directors or the chairman of the board of directors may call special meetings of Palm’s stockholders.	Except as described above in “Filling vacancies on the board of directors” relating to the ability of any PalmSource stockholder to call a special meeting in the event that PalmSource has no directors in office, only PalmSource’s board of directors, the chairman of the board of directors, PalmSource’s chief executive officer or president (in the absence of a chief executive officer) may call special meetings of PalmSource’s stockholders.

Advance notice provisions for stockholder nominations and proposals	Palm’s bylaws allow stockholders to nominate candidates for election to Palm’s board of directors at any annual meeting at which the board of directors has determined that directors will be elected. In	PalmSource’s bylaws allow stockholders to nominate candidates for election to PalmSource’s board of directors at any annual meeting at which the board of directors has determined that directors will be addition, Palm’s bylaws allow stockholders to propose business to be brought before any annual meeting. However, nominations and proposals may be made only by a stockholder who has given timely written notice to the Secretary of Palm before the annual meeting.

Under Palm’s bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual meeting must be received by the Secretary of Palm no less than 90 days in advance of the first anniversary of the preceding year’s annual meeting. If Palm did not have an annual meeting the previous year or if the annual meeting date for the current year has been changed by more than 30 days from the date of the previous year’s annual meeting, notice will be timely if received by Palm no earlier than the later of ten days after the day Palm publicly announces the date of the annual meeting for the current year or 90 days in advance of such meeting.

elected. In addition, PalmSource’s bylaws allow stockholders to propose business to be brought before any annual meeting. However, nominations and proposals may be made only by a stockholder who has given timely written notice to the Secretary of PalmSource before the annual meeting.

Under PalmSource’s bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual meeting must be received by the Secretary of PalmSource no less than 120 days in advance of the first anniversary of the preceding year’s annual meeting. If PalmSource did not have an annual meeting the previous year or if the annual meeting date for the current year has been changed by more than 30 days from the date of the previous year’s annual meeting, notice will be timely if received by PalmSource no earlier than the later of ten days after the day PalmSource publicly announces the date of the annual meeting for the current year or 120 days in advance of such meeting.

Palm	PalmSource

A stockholder’s notice regarding business proposed to be brought before the meeting must set forth all of the following:

•   a brief description of the business the stockholder proposes to bring before the meeting;

•   any material interest of the stockholder in the business proposed;

•   the stockholder’s name and address as they appear on Palm’s books;

•   the class and number of shares of Palm which are beneficially owned by the stockholder; and

Same as Palm.

•   any other information required to be provided by the stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

In addition to the information required in a notice proposing business to be brought before an annual meeting, in connection with a stockholder’s nomination of persons for election to the board of directors, the stockholder must provide:

•   the name, age, business address and residence address of each nominee proposed in the notice;

•   the principal occupation or employment of the nominee;

•   the class and number of shares of Palm stock beneficially owned by the nominee;

•   a description of all arrangements or understandings between the stockholder and each nominee and any other persons pursuant to which the stockholder is making the nomination; and

	Palm	PalmSource

•   any other information required to be disclosed in solicitations of proxies for election of directors or information otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, relating to any person that the stockholder proposes to nominate for election or reelection as a director, including that person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Adjournment of stockholder meetings	Any stockholders’ meeting of Palm, whether or not quorum is present, may be adjourned from time to time by the vote of the majority of the voting power of the shares represented at that meeting.	Same as Palm.

Amendment of certificate of incorporation	Palm’s certificate of incorporation requires that any amendment, alteration, or adoption of any provision inconsistent with Articles V or VII (dealing with annual/special meetings and the management/conduct of Palm, respectively), requires an affirmative vote of the holders of at least 80 percent of the voting power of all shares then outstanding of Palm entitled to vote generally in the election of directors, voting together as a single class.	PalmSource’s certificate of incorporation requires that any amendment or repeal or adoption of any provision inconsistent with Articles VI, VII, IX or X of the certificate of incorporation (dealing with the board of directors, stockholder action by written consent and alteration of the certificate of incorporation and bylaws) requires an affirmative vote of the holders of at least 80 percent of the then outstanding voting securities of PalmSource.

Amendment of bylaws	Palm’s board of directors is expressly authorized to adopt, amend and repeal Palm’s bylaws. Palm’s stockholders may also adopt, amend or repeal Palm’s bylaws by an affirmative vote of a majority of the outstanding shares entitled to vote, except that any proposed alteration or repeal of, or adoption of any bylaw provision inconsistent with existing Palm	PalmSource’s board of directors is expressly authorized to adopt, amend and repeal PalmSource’s bylaws. PalmSource’s stockholders may also adopt, amend or repeal PalmSource’s bylaws by an affirmative vote of a majority of the outstanding shares entitled to vote. Sections 2.3, 2.4, 2.8, 2.9, 2.10 or 3.1 of the bylaws (dealing with special meetings,

	Palm	PalmSource
	bylaw provisions relating to annual and special meetings, notice provisions, stockholder actions and certain matters relating to directors, shall require the affirmative vote of at least 80 percent of the outstanding shares entitled to vote.	notice of special meetings, stockholder action by written consent, advance notice of stockholder nominees and business, voting rights, and number and term of office of directors) requires an affirmative vote of the holders of at least 80 percent of the then outstanding voting securities of PalmSource.

Indemnification of directors and officers	Palm’s certificate of incorporation and bylaws provide that Palm shall indemnify its directors and officers to the full extent of the law against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement arising by reason of the fact that such person is or was an agent of Palm; provided, however, that Palm may modify the extent of such indemnification by individual contracts with its directors and executive officers and Palm is not required to indemnify any director or officer in connection with any proceeding initiated by such person unless: (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized in advance by the board of directors, (iii) such indemnification is provided by Palm, in its sole discretion, pursuant to the powers vested in Palm under the Delaware General Corporation Law or (iv) such indemnification is required under an individual contract.	Same as Palm.

Merger, consolidation, or other reorganization	Any merger, consolidation, or other reorganization of Palm will be approved in accordance with Delaware law.	Same as Palm.

Stockholder rights agreement	Palm’s stockholder rights agreement provides that each share of Palm common stock outstanding will have the right to purchase one one-thousandth of a preferred	While PalmSource currently does not have a stockholder rights agreement, our certificate of incorporation authorizes us to issue preferred stock, which would

Palm	PalmSource

share of Palm attached to it. As of October 11, 2002, the purchase price per one one-thousandth of a preferred share of Palm under the agreement is $7,400.80, subject to adjustment.

Initially, the rights under Palm’s stockholder rights agreement are attached to outstanding certificates representing Palm common stock and no separate certificates representing the rights will be distributed. The rights will separate from Palm’s common stock, separate certificates representing the rights will be issued and the rights will become exercisable upon the earlier of approximately ten days after someone acquires, or commences a tender offer for, fifteen percent of the outstanding common stock of Palm.

After the rights separate from Palm’s common stock, certificates representing the rights will be mailed to record holders of the common stock. Once distributed, the rights certificates alone will represent the rights.

All shares of Palm common stock issued prior to the date the rights separate from the common stock will be issued with the rights attached. The rights are not exercisable until the date the rights separate from the common stock.

The rights will expire on November 6, 2010, unless earlier redeemed or exchanged by Palm.

If an acquiror obtains or has the right to obtain fifteen percent or more of Palm’s common stock, then each right will entitle the holder to purchase a number of shares of Palm common stock having a then current market value equal to two times the purchase price.

allow our board of directors to adopt a stockholder rights agreement without stockholder approval.

Palm	PalmSource

Additionally, each right will entitle the holder to purchase a number of shares of common stock of the acquiror having a then current market value of twice the purchase price if an acquiror obtains fifteen percent or more of Palm’s common stock and any of the following occurs:

•   Palm is acquired in a merger or other business combination transaction; or

•   Palm sells 50 percent or more of its assets or earning power.

Under Palm’s stockholder rights agreement, any rights that are or were owned by an acquiror of more than fifteen percent of Palm’s respective outstanding common stock will be null and void.

Palm’s stockholder rights agreement contains exchange provisions which provide that after an acquiror obtains fifteen percent or more of Palm capital stock, but less than fifty percent of Palm’s outstanding common stock, Palm’s board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of common stock. In such an event, the exchange ratio is one share common stock per right, adjusted to reflect any stock split, stock dividend or similar transaction.

Palm’s board of directors may, at its option, redeem all of the outstanding rights under Palm’s stockholder rights agreement prior to the earlier of: (i) five days after the time that an acquiror obtains 15 percent or more of Palm’s outstanding common stock, or (ii) the final expiration date of the stockholder rights agreement. The redemption price under Palm’s stockholder rights agreement is $0.02 per right. The right to

Palm	PalmSource

exercise the rights will terminate upon the action of Palm’s board of directors ordering the redemption of the rights and the only right of the holders of the rights will be to receive the redemption price. Until a right is exercised, such holder of such right will have no rights as a stockholder of Palm, including the right to vote or receive dividends, simply by virtue of holding the rights.

Palm’s stockholder rights agreement provides that the provisions of the stockholder rights agreement may be amended by the board of directors prior to the date any person acquires 15 percent of Palm’s common stock without the approval of the holders of the rights. However, after the date any person acquires 15 percent of Palm common stock, the stockholder rights agreement may not be amended in any manner that would adversely affect the interests of the holders of the rights (other than the interests of such acquiring person).

THE MERGER AGREEMENT

The following summary describes certain material provisions of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. This summary may not contain all of the information about the merger agreement that is important to you. In particular, this summary contains only a general discussion of the provisions of the merger agreement that relate to the merger of Palm and Handspring that will follow the PalmSource distribution. Important information regarding the Palm and Handspring merger can be found in the joint proxy statement/prospectus which Palm is sending to you. We encourage you to read it carefully in its entirety for a more complete description of the merger agreement.

Structure of the Transaction

The merger agreement provides for a transaction with two components. First, in the PalmSource distribution the common stock of PalmSource held by Palm will be distributed to the existing stockholders of Palm by means of the merger of Peace Separation Corporation, a newly formed, wholly-owned subsidiary of Palm, with and into Palm, which we sometimes refer to as the Parent merger or the PalmSource distribution. Palm will continue as the surviving corporation in the Parent merger. Following such distribution, the remaining business of Palm and Handspring will be combined by means of the merger of Harmony Acquisition Corporation, a newly formed, wholly-owned subsidiary of Palm, with and into Handspring, which we refer to as the Handspring merger. Handspring will survive the Handspring merger as a wholly-owned subsidiary of Palm.

Completion and Effectiveness of the Transaction

Palm will complete the transaction when all of the conditions to completion of the transaction contained in the merger agreement are satisfied or waived, including approval and adoption of the merger agreement by the stockholders of Palm and Handspring. The PalmSource distribution will become effective upon the filing of a certificate of merger in connection with the Parent merger with the Delaware Secretary of State. Immediately after such filing, a certificate of merger in connection with the Handspring merger will be filed with the Delaware Secretary of State. Palm expects to file both certificates and complete both the PalmSource distribution and the Handspring merger on the same date. Trading in PalmSource common stock is expected to commence on the first trading day following the completion of the Parent merger.

Palm is working to complete the transaction as quickly as possible. Palm currently plans to complete the transaction by fall 2003. Because completion of the transaction is subject to customary closing conditions, however, Palm cannot predict the exact timing.

Distribution of PalmSource Common Stock

Upon completion of the PalmSource distribution, each share of Palm common stock (including any associated preferred stock purchase rights) outstanding immediately prior to the effective time of the PalmSource distribution will be automatically converted into the right to receive: (i) one share of Palm common stock (together with the associated preferred stock right), such that each share of Palm common stock will remain outstanding after the completion of the PalmSource distribution, and (ii) the right to receive a number of shares of the common stock of PalmSource currently outstanding and held by Palm such that all the shares of PalmSource common stock outstanding and held by Palm immediately prior to the effective time of the PalmSource distribution are distributed to all existing holders of Palm common stock on a pro rata basis, based on the number of shares of Palm common stock held by each such Palm stockholder. Upon completion of the PalmSource distribution, all options to purchase Palm common stock shall continue in effect. Rights outstanding under Palm’s employee stock purchase plan will remain outstanding and exercisable for Palm common stock without alteration.

A total of 10.0 million shares of PalmSource common stock will be distributed in connection with the PalmSource distribution to existing holders of Palm common stock. As a result, based on the number of shares of common stock of Palm currently outstanding as of September 23, 2003, each holder of an outstanding share of Palm common stock immediately prior to the PalmSource distribution will receive approximately 0.32 of a share of PalmSource common stock for each share of Palm common stock held. This ratio is subject to reduction in the event that Palm issues additional shares of common stock following September 23, 2003 and prior to the PalmSource distribution. Handspring stockholders will not receive any PalmSource shares.

Fractional Shares

Palm will not issue any fractional shares of common stock of PalmSource in connection with the PalmSource distribution. Instead, Equiserve will sell the aggregate of the fractional shares of PalmSource common stock in one or more transactions, and will distribute a cash payment to each holder of Palm common stock who would otherwise be entitled to receive a fraction of a share of common stock of PalmSource, which cash payment would represent such holder’s proportionate interest in the net proceeds from such sale. The amount of such payment will depend on the prices at which the PalmSource shares are sold by the exchange agent in the open market shortly after the effective date of the PalmSource distribution.

Exchange of Stock Certificates

Holders of Palm common stock will not need to complete a letter of transmittal and should not send in their Palm stock certificates, as there will be no exchange of Palm stock certificates.    Following the completion of the PalmSource distribution, each certificate previously representing shares of Palm common stock will continue to represent the same number of shares of Palm common stock. Equiserve will deliver to each holder of shares of Palm common stock such number of shares of PalmSource common stock to which such holder is entitled as a result of the PalmSource distribution registered in uncertificated book-entry form (unless a holder of Palm common stock requests a certificate representing such holder’s whole shares of PalmSource common stock). As a result, instead of receiving stock certificates, holders of Palm common stock will receive account statements reflecting their ownership interest in whole shares of PalmSource common stock. Such book-entry shares will be held with Equiserve, who will serve as the record keeper for all shares of PalmSource common stock being distributed in connection with the PalmSource distribution. Any stockholder who wishes to receive a physical certificate evidencing shares of PalmSource common stock will be able to obtain a certificate at no charge by contacting Equiserve.

Treatment of Awards Outstanding under Palm Stock Plans and Outstanding Warrants

When the PalmSource distribution is completed, each outstanding option to purchase shares of Palm common stock will continue in effect. Each option will be subject to all of the terms and conditions set forth in the applicable documents evidencing such Palm option immediately prior to the PalmSource distribution, including any repurchase rights or vesting provisions, except that each such option will be adjusted so that it will be exercisable for an additional number of shares of Palm common stock equal in fair market value to the consideration to be received by holders of Palm common stock in connection with the PalmSource distribution. This adjustment will be accomplished by multiplying the number of shares for which the option is exercisable by a ratio, the numerator of which will be the closing sales price of Palm common stock on the last full day of trading prior to the PalmSource distribution and the denominator of which will be the opening sales price of Palm common stock on the first full day of trading after the PalmSource distribution, and multiplying the exercise price at which such option will be exercisable by the inverse of that ratio. Palm’s board of directors and its compensation committee believe that this adjustment is required by or advisable under the terms of Palm’s stock option plans. Accordingly, on July 1, 2003, Palm’s board of directors amended Palm’s 1999 Stock Plan and Amended and Restated 1999 Director Option Plan to reserve additional shares of Palm’s common stock for the sole purpose of effecting such an adjustment. For those employees who are employees of PalmSource, their Palm options will be adjusted as provided above, except that any unvested Palm options will terminate on the distribution date, and such PalmSource employees shall be deemed terminated under their Palm option agreements, giving them a limited number of days to exercise vested Palm options before they expire.

When the PalmSource distribution is completed, outstanding rights to purchase shares of Palm common stock under the Palm 1999 Employee Stock Purchase Plan of Palm employees will continue in effect. Outstanding rights to purchase shares of Palm common stock under the Palm 1999 Employee Stock Purchase Plan of PalmSource employees will be terminated at the distribution date and any amounts withheld will be refunded.

No adjustment will be made to the exercise price per share or the number of shares issuable upon the exercise of Palm’s outstanding warrant, but upon exercise the warrant holder will be entitled to receive from Palm the number of shares of PalmSource common stock which the warrant holder would have been entitled to receive if the warrant holder had exercised the warrant prior to the transaction. If the warrant is exercised following the PalmSource distribution, Palm would likely acquire shares of PalmSource common stock through market purchases.

Customary Provisions of the Merger Agreement

The merger agreement contains other customary provisions regarding the Handspring merger including reciprocal representations and warranties made by each of Palm and Handspring, provisions related to conditions to completion of the transaction, covenants made by Palm and Handspring, termination of the merger agreement by Palm or Handspring and the payment of termination fees. You should refer to the joint proxy statement/prospectus being sent to you by Palm for a more complete description and the complete text of the merger agreement.

THE PALMSOURCE SEPARATION

Description of the Separation

Effective December 3, 2001, which we refer to as the separation date in this prospectus, Palm and PalmSource entered into certain agreements to generally provide for the assignment by Palm of assets, and the assumption by PalmSource of liabilities, related to the business of licensing Palm OS. We refer to the business of licensing Palm OS as the PalmSource business. The purpose of the separation was to establish PalmSource as an independent company. In June 2003, Palm and PalmSource entered into additional agreements, some of which amended or amended and restated separation agreements previously entered into by the parties, and others further allocated assets and liabilities between Palm and PalmSource in light of circumstances existing at that time.

A summary description of the principal separation agreements between the parties is set forth below. The following summary describes certain provisions of the principal separation agreements, but the provisions of the separation agreements are complicated and not easily summarized. This summary may not contain all of the information about the separation agreements that is important to you. Each separation agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and is available to you upon request.

Amended and Restated Master Separation Agreement

The amended and restated master separation agreement, or master separation agreement, outlines the general terms and conditions of the separation of PalmSource from Palm and the general intent of the parties as to how these matters have and will be undertaken and completed.

The Separation.    The separation was effected as of December 3, 2001. As of the effective date of the separation, Palm and PalmSource entered into additional ancillary agreements with each other that govern the transfer of assets and liabilities from Palm to PalmSource and the various relationships between Palm and PalmSource following the separation.

Covenants.    In addition to transferring control and ownership of various assets and liabilities from Palm to PalmSource, Palm and PalmSource agree to exchange certain information, limit the solicitation of each party’s employees and resolve disputes in particular ways.

Accounting Practices.    So long as Palm is required to consolidate PalmSource’s results of operations and financial position, PalmSource agrees to:

•	not change accounting firms without Palm’s consent;

•	use its reasonable commercial efforts to cause its auditors to date such auditor’s opinion on its financial statements on the same date as Palm’s auditor dates its opinion on Palm’s financial statements;

•	provide Palm all information that Palm reasonably requires to prepare its financial statements;

•	grant Palm’s internal auditors access to its records; and

•	notify Palm of any change in its accounting principles.

Palm agrees to provide PalmSource with all relevant information to enable PalmSource to prepare its financial statements and to grant its internal auditors access to Palm’s records.

Expenses.    PalmSource and Palm agree to bear their respective costs and expenses incurred in connection with the separation, except that certain separation costs and expenses are allocated between PalmSource and Palm.

Dispute Resolution.    PalmSource agrees with Palm to the following procedures to settle any disputes under the separation agreements:

•	unless the dispute relates to confidentiality or intellectual property claims or if a delay in initiating litigation would cause serious and irreparable damage, Palm and PalmSource will each make a good faith effort to first resolve the dispute through informal negotiation;

•	then, through non-binding mediation; and

•	if these efforts fail, the parties may then submit the dispute to final, binding arbitration.

All of the agreements between Palm and PalmSource relating to the separation contain similar dispute resolution provisions.

No Representations and Warranties.    Palm does not make any representations or warranties to PalmSource regarding:

•	the value of any asset that Palm is transferring under the separation agreements;

•	whether there is a lien or encumbrance on any asset that Palm is transferring under the separation agreements;

•	the absence of defenses or freedom from counterclaim with respect to any claim Palm is transferring under the separation agreements; or

•	the legal sufficiency of any conveyance of title to any asset Palm is transferring under the separation agreements.

Palm transferred the assets to PalmSource “as is,” which means that PalmSource will bear the risk that a conveyance is insufficient to transfer the legal title of an asset free of any lien or encumbrance and without infringement of the rights of third parties.

General Assignment and Assumption Agreement

The general assignment and assumption agreement, as amended, or assignment agreement, identifies the assets and liabilities relating to the PalmSource business that Palm transferred to PalmSource and PalmSource accepted from Palm as part of the separation. This agreement also describes when and how the transfers occurred.

Asset Transfer.    Pursuant to the assignment agreement, Palm transferred the following assets to PalmSource:

•	all assets that were used primarily by the PalmSource business;

•	all rights of PalmSource and its subsidiaries under any of Palm’s insurance policies;

•	all contingent gains related primarily to the PalmSource business;

•	all contracts, agreements, leases, licenses, sales orders, purchase orders, instruments or other binding commitments primarily relating to the PalmSource business;

•	all outstanding stock, investments or similar interests of certain Palm subsidiaries;

•	all tangible property of the PalmSource business including workstation computers, printers and servers used by PalmSource employees; and

•	certain other specified assets.

Assumption of Liabilities.    The assignment agreement provides for the assumption of the following liabilities by PalmSource:

•	all liabilities relating to the PalmSource business at December 3, 2001;

•	all liabilities (other than tax liabilities) whether arising before or after December 3, 2001 primarily relating to, arising out of or resulting from the operation of the PalmSource business and the operation of any business conducted by PalmSource at any time after December 3, 2001;

•	all liabilities primarily relating to, arising out of or resulting from assets that Palm transferred to PalmSource;

•	all contingent liabilities primarily related to PalmSource’s business;

•	all liabilities arising out of terminated, divested or discontinued businesses and operations; and

•	certain other specified liabilities.

Assets and Liabilities Not Transferred.    If PalmSource and Palm discover that specific assets or liabilities that are primarily related to the PalmSource business were not transferred or assumed pursuant to the assignment agreement, PalmSource and Palm agree to cooperate in good faith to effect the transfer, or re-transfer, or assumption or re-assumption of those assets or liabilities.

Delayed Transfers.    If the transfer of any assets and liabilities is not consummated prior to or on the separation date, the assignment agreement provides that these assets and liabilities will be transferred after the separation date.

Terms of Other Ancillary Agreements Govern.    To the extent that another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of such other ancillary agreement will determine the manner of the transfer and assumption.

Obtaining Approvals and Consents.    PalmSource and Palm both agree that if the transfer of an asset or an assumption of a liability would be a violation of applicable laws or require any consent or governmental approval, then the transfer or assignment shall be automatically deemed deferred until such time as all legal impediments are removed and/or such consents or governmental approvals have been obtained and PalmSource and Palm both agree to use commercially reasonable efforts to accomplish such transfer or assignment.

Nonrecurring Costs and Expenses.    Any nonrecurring costs and expenses that are not allocated in the master separation agreement, the assignment agreement or any other ancillary agreement shall be the responsibility of the party that incurs such costs and expenses.

Amended and Restated Software License Agreement

The amended and restated software license agreement, or software license agreement, between Palm and PalmSource governs the license of the PalmSource operating system software and certain additional applications from PalmSource to Palm.

Development and Distribution Licenses.    PalmSource grants Palm a license to develop and distribute Palm hardware products that use the operating system software as the primary operating system, and to distribute the operating system software and additional applications in object code form only, embedded into or bundled solely for use with those Palm hardware products. PalmSource also grants Palm a license to distribute updates, upgrades and new versions of the operating system software and certain additional applications in object code form only on a stand-alone basis, in object code form solely to existing customers of Palm hardware products that use the operating system software as the primary operating system.

Source Code Licenses.    The software license agreement provides for three mechanisms by which PalmSource provides Palm with access and license rights to certain source code, subject to confidentiality obligations. PalmSource provides to Palm: (i) a copy of the source code for alpha, beta and gold master releases of the operating system software, which may be modified for error corrections and certain types of optimizations; (ii) limited sets of modules of source code specified in source code attachments, which may be modified for the specific purpose identified in the attachment; and (iii) after the strategic collaboration agreement between the parties becomes effective, the parties may enter into certain co-development agreements whereby Palm receives controlled live access to certain source code under development for new versions of the operating system software.

Compatibility Testing Requirement and Changes to Test Criteria.    Palm may not distribute Palm hardware products that use the licensed software unless the products have satisfied compatibility testing requirements. PalmSource will use reasonable discretion in determining the test criteria for new functionality and will follow a procedure to provide Palm with the test criteria, and to limit changes to the test criteria, in connection with alpha, beta and gold master releases of the operating system software. PalmSource retains broad discretion under the agreement to determine whether source code modifications made by Palm may be released and the test criteria that will apply to those modifications.

Source Code Escrow.    For applications licensed under the software license agreement where source code is not otherwise provided, PalmSource will deposit into escrow the source code for those applications. The escrow material will be released to Palm if: (i) PalmSource rejects the software license agreement in bankruptcy; (ii) Microsoft Corporation acquires more than 50% of the voting equity of PalmSource; or (iii) PalmSource or its successor breaches its support or maintenance obligations; and (i) fails to cure 30 days after notice; or (ii) has materially breached the software license agreement at least three times in the preceding 12 months. Palm receives a license to use the released escrow material to make error corrections.

Acquisition of PalmSource.    If Microsoft Corporation acquires more than 50% of the voting equity of PalmSource: (i) the minimum annual payment obligations of Palm under the software license agreement will cease to apply; (ii) the term of the software license agreement will be extended two years, with the royalty rate for the final contract year applying during the extension; (iii) the escrow material will be released to Palm as described above; and (iv) Palm will have a license to modify (for any purpose without restriction) the escrow material and the source code for releases of the operating system software licensed to Palm under the software license agreement. If a hardware competitor of Palm (as defined in the software license agreement) acquires more than 50% of the voting equity of PalmSource, the minimum annual payment obligations of Palm under the software license agreement will cease to apply and the term of the software license agreement will be extended two years, with the royalty rate for the final contract year applying during the extension. If an entity, other than those described above, acquires more than 50% of the voting equity of PalmSource, Palm will have the option of extending the software license agreement for two years, with the royalty rate and minimum annual payment obligations for Palm during the extension being the same as during the final contract year.

Sublicenses, Private Label Partners and Contractors.    Palm may sublicense its development and distribution rights under the software license agreement to its wholly-owned subsidiaries and to majority-owned subsidiaries (subject to prior agreement by Palm and PalmSource on a reasonable per unit minimum royalty to be applied to the majority-owned subsidiary). Royalties paid by majority-owned subsidiaries only count towards Palm’s minimum annual payments in proportion to Palm’s ownership interest.

Palm may permit private label partners to distribute Palm hardware products supplied to the partner by Palm that use the operating system software as the primary operating system under the partner’s own label, provided that such products are versions of Palm’s standard hardware products and are supplied to the partners by Palm.

Palm may request the right to sublicense certain rights to third party contractors for developing, manufacturing, testing and supporting Palm hardware products that use the operating system software as its primary operating system. PalmSource will not unreasonably withhold approval of contractors, provided that no sublicensing shall be permitted unless and until expressly approved in writing by PalmSource. Palm may not permit a contractor to exercise these sublicense rights and also act as a distributor (other than a single contract manufacturer/distributor in Brazil that is permitted due to local tax regulations).

Royalties.    The software license agreement also sets forth fees for bundled sales and stand-alone sales of products with respect to the operating system software and additional applications, which fees are calculated based on percentages of net revenue and/or a per unit basis. In addition, Palm pays PalmSource a non-refundable royalty of $6.0 million for the source code licenses for the period of June 4, 2003 to December 3, 2006, payable in three annual installments.

Maintenance and Support Fees.    The software license agreement provides for annual maintenance and support fees with respect to the operating system software and certain additional applications, subject to increase after the first contract year by up to 10% per year. Annual maintenance and support fees are approximately $400,000 per year. The annual maintenance and support fees relating to the operating system software will increase upon the close of the Handspring merger.

Minimum Annual Payment.    Palm is obligated to make a minimum annual payment of certain royalties and support and maintenance fees. If Palm does not reach the minimum annual payments set forth in the software license agreement in any contract year, Palm must make a payment equal to the amount of the shortfall. The royalty fee is 4.5%, 4.0%, 3.5% and 3.5% of net shipment revenue of our products which incorporate PalmSource’s software for each of the contract years ending December 3, 2006. The minimum annual payment for contract year 2003 is $37.5 million, contract year 2004 is $39.0 million, contract year 2005 is $41.0 million and contract year 2006 is $42.5 million, with each contract year ending on December 3.

Updates, Upgrades and New Versions.    PalmSource will deliver to Palm all updates, upgrades and new versions to the operating system software and certain additional applications, provided Palm has paid PalmSource the applicable maintenance and support fees.

Most Favored Licensee.    The following preference provisions are conditioned upon Palm’s continued obligation to pay the minimum annual payments under the software license agreement.

•	If PalmSource grants a most favored licensee clause to another licensee, Palm may amend the software license agreement to adopt the same clause for the same duration so long as Palm also agrees to any materially less favorable terms in the other licensee’s agreement.

•	If PalmSource makes a new product generally available on its price list which is a PalmSource software application or operating system for handheld/mobile computing or communications devices (excluding any separate products or product lines of any third party that acquires or merges with PalmSource), PalmSource will make such product available to Palm. For 180 days after PalmSource first makes such new product available to Palm, PalmSource must make such product available to Palm on pricing terms no less favorable than those that have been granted to any other licensee at similar volumes and under similar terms and conditions.

•	Palm’s license does not include certain types of dual-boot products. If PalmSource authorizes a third party to distribute dual-boot products that are competitive with Palm’s licensed products and that use the “Palm” trademark, upon Palm’s request PalmSource will reasonably negotiate regarding a license for the same type of product. If PalmSource authorizes a third party to distribute such a product without authorizing the use of the “Palm” trademark, upon Palm’s request PalmSource will negotiate in good faith with Palm for 30 days regarding a license for the same type of product.

Proprietary Rights.    PalmSource owns the operating system software and additional applications licensed under the software license agreement, and all derivative works and discrete modifications to such software and additional applications made by or for Palm, including modifications and extensions to the application program interface, or APIs, and applications that operate with operating system software through unpublished system APIs. PalmSource grants a license back to Palm under inventions and patents assigned by Palm to PalmSource in connection with those modifications. Subject to PalmSource’s ownership of these items, Palm owns the Palm hardware products that use the operating system software as its primary operating system and Palm software. Palm also retains ownership of certain replacement fragments and independently developed applications that interact with the operating system software solely through published system APIs. Palm also grants covenants not to assert intellectual property rights retained by Palm that are embodied in whole or in part in its modifications, or certain replacement fragments and modules used with the operating system software.

Indemnification by PalmSource.    Except for the Xerox litigation described more fully in this prospectus and subject to the limitation on liability in the software license agreement, PalmSource agrees to defend Palm, and pay any settlements or damages awarded, for claims alleging that an unmodified production release of the licensed operating system software, additional applications (other than a specified e-mail product), end-user documentation or compatibility trademarks, as delivered, infringe: (i) patents in the U.S. and other specified countries; (ii) world-wide copyrights or trade-secrets; or (iii) registered trademark rights in the U.S. and other specified countries. If an injunction requires Palm to recall products from its own inventory or its own distribution channels (which products have not been sold to end-users), then PalmSource will indemnify Palm for its out of pocket costs for retrieving and re-working such products, up to the per unit royalty actually paid by Palm for such specific units recalled. If an injunction causes a shortfall against a minimum annual payment, that minimum annual payment will be reasonably reduced on a pro rata basis as reasonably adjusted for seasonality, if no other versions of the licensed operating system software or additional applications are available that would permit Palm to continue shipping products.

Indemnification by Palm.    Subject to the limitation on liability in the software license agreement, Palm agrees to defend PalmSource, and pay any settlements or damages awarded, for claims alleging that: (a) the Palm hardware products that use the operating system software as its primary operating system, Palm software, or Palm trademarks infringe: (i) patents in the U.S. and other specified countries; (ii) world-wide copyrights or trade-secrets; or (iii) registered trademark rights in the U.S. and other specified countries; or (b) certain developments to the operating system software made by Palm, or any Palm pre-existing material incorporated into those developments or PalmSource’s source code tree, infringe the copyrights or misappropriate the trade secrets of a third party. In addition, subject to the limitation on liability in the software license agreement, Palm will indemnify and defend PalmSource for claims for bodily injury, death and damage to tangible property as a result of the Palm hardware products that use the operating system software as its primary operating system.

Limitation on Liability.    Except for each party’s indemnity obligations and breach of the confidentiality provisions, neither party is liable for any incidental, consequential, indirect, special or punitive damages, loss of revenue, or loss of business. Except for express payment obligations and breach by Palm of the scope or confidentiality obligations of the source code license, each party’s total cumulative liability under the software license agreement is limited to $50,000,000.

Assignability.    Each party may assign the software license agreement to a successor of all or substantially all of its stock or assets, except that the source code licenses will terminate upon an assignment by Palm. Any other assignment requires consent from the other party. If a competitor of PalmSource (as defined in the software license agreement) acquires more than a 50% interest in Palm, then the source code access and license provisions, provisions providing for customer technology briefings and the most favored licensee provisions terminate. If a competitor of Palm (as defined in software license agreement) acquires more than a 50% interest in PalmSource, then provisions providing for customer technology briefings and sharing of customer data terminate. Upon close of the merger agreement with Handspring: (i) Handspring products will be included under the software license agreement as Palm hardware products that use the operating system software as its primary operating system, and no further payments will accrue under PalmSource’s operating system license agreement with Handspring; (ii) maintenance and support fees for the operating system software will be increased to $600,000 annually; (iii) the existing Handspring source code attachments will survive; and (iv) PalmSource’s operating system license agreement with Handspring will otherwise terminate.

Palm Digital Media.    Palm will use good faith efforts to include a certain application related to PalmSource’s Palm Digital Media subsidiary in a Palm hardware product, and provide certain marketing services for that application. PalmSource agreed to supply upgrades and new versions of that application that are generally released by PalmSource to licensees free of charge. In connection with the sale of the Palm Digital Media product line to PalmGear on August 29, 2003, PalmSource assigned these obligations to PalmGear.

Term and Termination.    The term of the software license agreement is five years, from December 3, 2001 until December 3, 2006. Each party has the right to terminate: (i) for certain bankruptcy-related events; or (ii) for material breach by the other party which remains uncured 30 days after notice, and which the parties are unable to resolve after 30 days of good faith discussions. A breach by a contractor, private label partner or subsidiary of Palm may be treated as a material breach by Palm if Palm fails to take specified remedial actions. The software license agreement includes a wind-down period that varies depending on which party causes the termination. Except in the case of partial termination by PalmSource, Palm shall pay a pro rata portion of the minimum annual payment for the then current contract year, based on the percentage of the contract year for which the software license agreement was in effect prior to the effective date of termination. No further minimum annual payments will be due. In the event of a material breach that would entitle PalmSource to terminate the software license agreement, PalmSource may elect to terminate only a subset of the provisions under the software license agreement (including source code access, right to sublicense to private label partners or subsidiaries, and the most favored licensee clauses). In such case, Palm shall remain obligated to continue making all minimum annual payments remaining under the software license agreement and may continue to distribute the Palm hardware products that use the operating system software as its primary operating system.

Side Letter.    There is a side letter to the software license agreement relating to indemnification which extends the intellectual property indemnity to additional countries and states that the parties will revisit royalty and maintenance fee provisions in the event a claim for infringement is settled by PalmSource taking on a royalty-bearing license with a third party.

SDIO License Agreement

Under the SDIO license agreement, Palm grants PalmSource a license to use and distribute the SDIO software drivers in object code form for use with certain PalmSource products. SDIO is an acronym for secure digital input output. Palm also grants PalmSource a license to create certain modifications of the SDIO software drivers in source code form, and to distribute such modifications in object code form.

If Palm makes modifications to the SDIO software drivers it must include such modifications in an update, upgrade or new version of the SDIO software drivers. Palm owns all rights in the SDIO software drivers. PalmSource or its sublicensees will own all rights in modifications made by or for PalmSource or its sublicensees, and PalmSource grants Palm a license to those modifications.

Except for breach of the license or confidentiality obligations, both parties disclaim consequential damages and each party’s liability is limited to $1,000,000 under the SDIO license agreement. The SDIO license agreement is effective until November 26, 2007, and certain licenses survive the termination of the SDIO license agreement. PalmSource will pay, indemnify and hold Palm harmless from any tax liability arising from the SDIO License Agreement. Either party may assign the SDIO license agreement without restrictions to a purchaser of all or substantially all of the stock or assets of such party, provided that the assignee agrees to be bound by its terms.

Development Agreement

Under the development agreement, PalmSource grants to Palm a non-exclusive, royalty-free, nontransferable license to use the source code for the most recent versions of NetLib software, plug-ins for NetLib, and related network preference panels solely for the purpose of specified development services. Palm grants PalmSource a non-exclusive, royalty-free, nontransferable license to use, modify, sublicense and sell any of the specified pre-existing materials of Palm that are delivered under the development agreement or which are necessary for utilization of the work product by PalmSource.

PalmSource and its licensors will own all work product delivered under the development agreement. Palm will own the specified pre-existing materials of Palm that are delivered under the development agreement or which are necessary for utilization of the work product by PalmSource and any modifications thereof made by PalmSource. Except for liability arising from confidentiality obligations, neither party is liable to the other for consequential or punitive damages.

Amended and Restated Tax Sharing Agreement

The amended and restated tax sharing agreement, or the tax sharing agreement, sets forth the principal arrangements between Palm and PalmSource regarding the filing of tax returns, the payment of taxes and the conduct of tax audits or other disputes. The tax sharing agreement provides for the calculation of PalmSource’s tax liability as if PalmSource were a stand-alone corporation (i.e., to the extent that PalmSource would have been liable for taxes on a stand-alone basis, it will pay Palm for such tax liability). Conversely, to the extent that any PalmSource operating losses reduce PalmSource’s tax liability as a stand-alone corporation in a future period, any required payment to Palm under the tax sharing agreement will be reduced.

Under the tax sharing agreement, Palm is required to prepare and file all Palm and PalmSource consolidated tax returns through the date of the distribution of the shares of PalmSource stock held by Palm to Palm’s stockholders, including the final consolidated Palm and PalmSource federal income tax return. PalmSource has the right to review and consent to any Palm and PalmSource consolidated returns filed after the date of such distribution, provided that it does not withhold such consent unreasonably. In addition, Palm has sole and complete authority to control and resolve all tax audits and other disputes relating to any Palm and PalmSource consolidated returns filed before and after the date of such distribution. After the date of such distribution, however, Palm may not enter into any dispute settlement that would materially increase PalmSource’s liability under the tax sharing agreement without PalmSource’s consent, which consent PalmSource cannot withhold unreasonably.

The tax sharing agreement also contains provisions requiring PalmSource to indemnify Palm for, among other things: (i) any increases in PalmSource’s stand-alone income tax liability or other consolidated tax liabilities arising as a result of any amended return, audit or other dispute and attributable to periods after December 3, 2001; (ii) any increases in certain non-income taxes (including payroll and employee withholding taxes) attributable to PalmSource’s business; (iii) any transfer taxes incurred on the transfer of assets by Palm to PalmSource; and (iv) any tax liability incurred by Palm on account of the sale of PalmSource’s common stock in connection with the distribution of the shares of PalmSource stock held by Palm to Palm’s stockholders.

Amended and Restated Intercompany Loan Agreement

The amended and restated intercompany loan agreement, or the intercompany loan agreement, governs the outstanding $20 million intercompany loan from Palm to PalmSource Holding Company, a wholly-owned subsidiary of PalmSource. PalmSource assumed all of PalmSource Holding Company’s rights and obligations under the intercompany loan agreement.

All principal due under the intercompany loan by PalmSource will be forgiven if the PalmSource distribution occurs prior to December 3, 2004 and PalmSource issues a $15 million 5% convertible subordinated note due December 2006, the PalmSource note. To the extent that PalmSource issues a note for less than $15 million, PalmSource must make a new note in favor of Palm with a principal amount equal to the difference between $15 million and the actual amount of the note issued to Texas Instruments. For a description of the 5% convertible subordinated note, see the section titled, “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.”

The maturity date of the PalmSource note will be December 6, 2006 and interest under the new note will be payable semi-annually on June 15 and December 15 each year at a per annum rate of 5%. The PalmSource note will be subordinated to all senior indebtedness of PalmSource (including borrowed money, capitalized lease obligations and secured indebtedness). PalmSource may be required to repurchase the PalmSource note within 30 trading days of a change of control at a repurchase price equal to: (i) the amount of principal to be repurchased plus (ii) all accrued and unpaid interest to the date of repurchase. Under the PalmSource note, we may not consolidate with, merge with or sell all or substantially all of our assets to another entity, unless such entity is organized under the laws of the United States and such entity expressly agrees to assume our obligations under the PalmSource note. The PalmSource note will include events of default upon the occurrence of which the holder will have the right to accelerate all outstanding obligations, including all principal and accrued and unpaid interest. The events of default in the PalmSource note will include the following (with certain cure periods): failure to make payments when due, breaches of covenants, breaches of representations and warranties, cross acceleration of indebtedness for money borrowed in excess of $10.0 million, voluntary and involuntary bankruptcy or insolvency proceedings and judgments in excess of $10.0 million.

Under the intercompany loan agreement, interest will accrue on the outstanding principal amount at a rate of 2.48% per annum. After a default under the intercompany loan agreement, interest will accrue at a rate of 7.48% per annum.

Events of default under the intercompany loan agreement include (with certain cure periods): failure to make payments when due, breaches of covenants, breaches of representations and warranties, and voluntary and involuntary bankruptcy or insolvency proceedings. Upon an event of default, the holder has the right to accelerate all outstanding obligations, including all principal and accrued and unpaid interest.

Amended and Restated Indemnification and Insurance Matters Agreement

General Release of Pre-Distribution Claims.    Under the amended and restated indemnification and insurance matters agreement or the indemnification and insurance agreement, on the distribution date, Palm and PalmSource will release each other from and agree not to pursue any claim based on any liabilities arising from events occurring on or before the date of such distribution, including events occurring in connection with the activities to implement the separation of PalmSource from Palm and such distribution.

Indemnification.    In general, PalmSource agrees to indemnify Palm from all liabilities arising from:

•	PalmSource’s business;

•	PalmSource’s liabilities;

•	any PalmSource contract; and

•	any breach by PalmSource of the master separation agreement or any ancillary agreement.

In general, Palm agrees to indemnify PalmSource from all liabilities arising from:

•	Palm’s business, other than the businesses transferred to PalmSource pursuant to the master separation agreement; and

•	any breach by Palm of the master separation agreement or any ancillary agreement.

Insurance Matters.    In general, Palm agrees to maintain insurance coverage for the benefit of PalmSource during the period beginning on the separation date and ending on the date of the distribution of the shares of PalmSource stock held by Palm to Palm’s stockholders, and PalmSource agrees to reimburse Palm for premiums paid in connection with such insurance coverage. After the date of such distribution, PalmSource will be responsible for obtaining and maintaining its own insurance coverage.

Environmental Matters.    Palm agrees to indemnify PalmSource from, among other things, all liabilities arising from environmental conditions existing prior to the separation date at facilities transferred to PalmSource, or which arise out of operations occurring on or before the separation date at such facilities. Further, Palm agrees to indemnify PalmSource from all liabilities arising from environmental conditions existing, or caused by operations occurring at any time, whether before or after the separation date, at any Palm facility (unless caused by operations of PalmSource on or after the separation date).

PalmSource agrees to indemnify Palm from all liabilities arising: (i) from environmental conditions caused by operations on and after the separation date at any of the facilities transferred to PalmSource; (ii) from environmental conditions at PalmSource’s facilities arising from any contamination event that occurs on or after the separation date; and (iii) on certain new PalmSource facilities.

Xerox Litigation Agreement

The Xerox litigation agreement governs Palm’s and PalmSource’s obligations with respect to the current patent litigation with Xerox. The agreement returns the responsibility for the defense and indemnity of the Xerox litigation from PalmSource back to Palm. This responsibility was originally allocated to PalmSource as of December 3, 2001, and PalmSource paid Palm’s defense costs from that time through May 31, 2003.

Under the Xerox litigation agreement, Palm assumes responsibility for managing the Xerox litigation, determining strategy and making most settlement decisions. Palm has management control over the Xerox litigation, but the agreement prohibits Palm from consenting to any judgment or settlement that would: (i) allow injunctive or declaratory relief to be ordered against PalmSource; (ii) require PalmSource to pay any future royalties or otherwise require PalmSource to make any payment that is not fully indemnified; (iii) require PalmSource to license its intellectual property; or (iv) otherwise affect the business, financial condition or operations of PalmSource or its licensees in a material way.

Additionally, if any claim is brought against PalmSource or its operating system licensees alleging infringement of the Xerox patent by covered operating system versions, then Palm also must manage the defense, bear the costs and pay the damages awarded or agreed to in settlement of such claim. The Xerox litigation agreement does not, however, affect PalmSource’s obligation to indemnify Palm for any other infringements under the operating system license between Palm and PalmSource, other than the Xerox litigation. The agreement also does not obligate Palm to assume other obligations that PalmSource may have to its licensees, other than defense and indemnity of a claim by Xerox related to the patent in question and covered Palm OS versions.

The Xerox litigation agreement obligates Palm to bear the costs of the Xerox litigation that are incurred after June 1, 2003, not including the imputed costs of PalmSource’s personnel or of any independent advice PalmSource may choose to seek. Palm also must pay the amount of any damages awarded in, or agreed to in settlement of, the Xerox litigation. In the event that any damages are not paid by Palm within 60 days after the date of entry of a judgment or due date under a settlement agreement, PalmSource is obligated to pay any shortfall amounts. Any such payment by PalmSource does not, however, relieve Palm of its obligation either to make the payment or to reimburse PalmSource.

Master Technology Ownership and License Agreement

The master technology ownership and license agreement, as amended, or master technology agreement, allocates rights in non-patented intellectual property and data and provides for certain cross-licenses between Palm and PalmSource of certain such technology and data related to the Palm and PalmSource businesses. This agreement does not cover the licensing of the PalmSource operating system and certain other technology that are covered in the software license agreement and the Elaine software license and services agreement.

In the master technology agreement, Palm assigns to PalmSource all right, title and interest in and to specific technology and data related to the PalmSource business, and a joint interest in certain data to be jointly owned by Palm and PalmSource.

PalmSource grants back to Palm, under PalmSource’s right to certain technology and data assigned to PalmSource, a personal, irrevocable, nonexclusive, worldwide, fully-paid, royalty-free and non-transferable (except with PalmSource’s written consent) license, with right of sublicense, to use specified technology to, among other things, create and distribute Palm products and extract and re-utilize specified data, subject to certain obligations and restrictions. Palm grants to PalmSource, under Palm’s rights under certain technology and data allocated to Palm, a personal, irrevocable, nonexclusive, worldwide, fully-paid, royalty-free and non-transferable (except with Palm’s written consent) license, with right of sublicense, to use specified Palm technology to, among other things, create and distribute PalmSource products and extract and re-utilize specified data, subject to certain obligations and restrictions.

The master technology agreement does not obligate either Palm or PalmSource to disclose or provide to the other party licenses to improvements that it makes, whether to its own technology or to the other party’s technology licensed or assigned to it under this agreement.

Neither party may assign or transfer the master technology agreement without the other party’s prior written consent. However, in the event of an acquisition of all or substantially all of either party’s business or assets, such party may assign the master technology agreement without the other party’s written consent, except that the licenses to certain technology and data granted by each party are assignable only with the other party’s written consent.

Master Confidential Disclosure Agreement

The master confidential disclosure agreement provides that Palm and PalmSource agree not to disclose confidential information of the other (except in certain circumstances) that is known prior to the separation or disclosed pursuant to the master separation agreement and related agreements (but not the software license agreement or the Elaine software license and services agreement, which contains separate confidentiality requirements) for the later of one year after the separation date or for as long as services are provided under the business services agreement. The confidentiality period is five years, except that, with respect to highly confidential information (such as source code), the confidentiality period is perpetual.

Palm and PalmSource each agree: (i) to protect each other’s confidential information; (ii) not to use such confidential information in violation of any use restriction in the master separation agreement and related agreements (but not the software license agreement or the Elaine software license and services agreement, which contain separate confidentiality requirements); and (iii) not to disclose without the other party’s prior written consent such confidential information except as may be expressly permitted in the master separation agreement, related agreements and any other agreements Palm and PalmSource enter into with each other. The non-disclosing party is able to use, but not disclose, residual information retained in the unaided memories of individuals who have had access to confidential information of the disclosing party.

Neither party may assign or transfer the master confidential disclosure agreement without the other party’s prior written consent. However, in the event of an acquisition of all or substantially all of either party’s business or assets, such party may assign the master confidential disclosure agreement without the other party’s written consent.

Master Patent Ownership and License Agreement

The master patent ownership and license agreement, or master patent agreement, allocates rights relating to patents, patent applications and invention disclosures and provides for certain limited cross-licenses between

Palm and PalmSource. Under the master patent agreement, Palm assigns to PalmSource all right, title and interest in and to specific patents, patent applications and invention disclosures related to the PalmSource business.

PalmSource grants Palm, under PalmSource’s rights to the patents, patent applications and invention disclosures assigned to PalmSource, a personal, irrevocable, nonexclusive, worldwide, fully-paid, royalty-free and non-transferable (except in a permitted assignment of the master patent agreement) license, with limited right to grant sublicenses, to make, have made, use, lease, sell, offer for sale and import: (i) Palm computer hardware devices that incorporate the PalmSource operating system as the primary operating system in all fields of use; and (ii) all other Palm products in all fields of use except for the field of operating systems. Palm grants to PalmSource, under Palm’s rights to the patents, patent applications and invention disclosures retained by Palm, a personal, irrevocable, nonexclusive, worldwide, fully-paid, royalty-free and non-transferable (except in a permitted assignment of the master patent agreement) license, with limited right of sublicense, to make, have made, use, lease, sell, offer for sale and import PalmSource products in all fields except the field of computer hardware.

Palm’s right to sublicense is limited to its subsidiaries and third parties to make, have made, use, lease, sell, offer for sale and import Palm computer hardware devices that incorporate the PalmSource operating system as the primary operating system and other Palm products other than operating system software. PalmSource’s right to sublicense is limited to its subsidiaries and licensees of the PalmSource operating system to make, have made, use, lease, sell, offer for sale and import their mobile and handheld device products that incorporate the PalmSource operating system as the primary operating system. PalmSource’s right to sublicense such Palm patents to allow third parties to make, have made, use, lease, sell, offer for sale and import such products extends only to hardware features that are necessary to use the PalmSource operating system, and not to hardware features that are not necessary to use the PalmSource operating system.

Neither party may assign or transfer the master patent agreement without the other party’s prior written consent. However, in the event of an acquisition of all or substantially all of either party’s business or assets, such party may assign the master patent agreement without the other party’s written consent.

Business Services Agreement

The business services agreement governs corporate support services that Palm agrees to provide to PalmSource following the separation date. The term during which Palm provides such services is generally one year after December 3, 2001, but the agreement allows the parties to extend the term in writing with respect to any service. The parties continue to discuss an extension of the agreement and continue to operate under it during these discussions. Separate service level agreements under the business services agreement set forth details and additional terms of Palm’s provision of services, and each such service level agreement is deemed to extend the business services agreement with respect to the specific service to which the service level agreement relates if it specifies a completion date beyond the aforementioned one-year term.

The services provided under the business services agreement and service level agreements include functional areas such as corporate development, corporate strategy, finance, global corporate procurement, human resources, information technology, insurance and risk management, legal, real estate and site services, security/environmental health and safety, stock administration, tax and trade, travel and meeting services, and treasury. Such services are specified and provided on the terms set forth in the service level agreements and in the schedules to the service level agreements. The business services agreement also provides for the provision of additional services identified from time to time that PalmSource reasonably believes were inadvertently or unintentionally omitted from the specified services or that are essential to effectuate an orderly transition under the master separation agreement.

The charges that PalmSource must pay Palm under the business services agreement for any service are contained in the applicable service level agreement. Generally, Palm will charge PalmSource for services based on internal cost allocation. After the distribution date, however, the charges for services will change so that PalmSource will pay Palm the direct and indirect costs of providing the services plus five percent (5%), and the parties will maintain arm’s length pricing.

As of the date of this prospectus, many of the services covered under the service level agreements have been completed.

Strategic Collaboration Agreement

The strategic collaboration agreement does not become effective until after October 2003. The strategic collaboration agreement provides for certain mutual exchanges of information and establishes a framework for conducting mutually agreed co-development projects.

Beginning on the effective date, Palm and PalmSource agree to exchange information in their respective relevant business areas on a regular basis, subject to confidentiality and other obligations to third parties.

After the effective date, Palm will be one of the two additional development partners permitted under PalmSource’s existing agreement with Sony. After the effective date, PalmSource must notify Palm, and provide Palm with a limited opportunity for good faith discussion, before engaging an additional licensee of the PalmSource operating system (other than Sony) in a joint development agreement for new versions of Palm OS where the development partner: (i) develops material portions of the source code for a new version of Palm OS; and (ii) has the right to access and modify all or substantially all of the Palm OS source code to execute the joint development project.

Until October 7, 2005, the parties intend to meet at the beginning of each contract year and draft a mutually agreed plan outlining potential areas of collaboration, with the objective of having at least one active collaboration project at any given time during the year. All co-development will be performed pursuant to a definitive written co-development agreement to be mutually agreed by the parties prior to the commencement of a given project.

The strategic collaboration agreement is coterminous with the software license agreement, subject to termination for certain bankruptcy events, or a material breach uncured 30 days after notice. In addition, PalmSource may terminate the strategic collaboration agreement if: (i) Palm no longer includes Palm OS as its primary operating system software for applicable handheld and phone products; (ii) there are no active collaboration projects for any six-month period; (iii) Palm incorporates into its handheld and phone products operating system software that directly competes with Palm OS and the total number of such products sold within any year is greater than 50% of the total number of Palm handheld and phone products incorporating Palm OS that are sold in that same year; (iv) royalty payments from Palm to PalmSource for Palm OS in any year fall below 20% of PalmSource’s total operating system royalty revenue from handheld products; (v) the total royalties paid by Palm to PalmSource fail to increase year-over-year; or (vi) Palm is acquired by a PalmSource competitor.

Palm may terminate the strategic collaboration agreement if: (i) Palm no longer includes Palm OS as its primary operating system software for applicable handheld and phone products and Palm OS is no longer in the top three operating system products for applicable handheld and phone products in worldwide market share; or (ii) PalmSource is acquired by a Palm competitor.

Each party disclaims all warranties with respect to any information or materials provided under the strategic collaboration agreement. Each party’s total liability under the strategic collaboration agreement other than for breach of confidentiality will be capped at $3.0 million.

Neither party may assign the strategic collaboration agreement without the other party’s prior written consent, provided that either party may assign to the successor to all or substantially all of its business or assets relating to the Palm OS or Palm devices incorporating Palm OS as its primary operating system, as applicable. In the event of such a transfer, the non-assigning party will hold good faith discussions with the assignee whether to continue or terminate the strategic collaboration agreement, and if they do not agree to continue within 30 days, the strategic collaboration agreement will terminate.

Employee Matters Agreement

The employee matters agreement sets forth the principal arrangements between Palm and PalmSource with regard to their respective employees, employee compensation, employee benefit plans, programs and arrangements and other employment matters.

Assumption of Liabilities.    Effective as of the separation date, PalmSource generally assumes all liabilities relating to PalmSource employees to the extent such liabilities arise out of their employment with PalmSource and are based on facts occurring after the separation date. In addition, assets in the Palm employee benefit plans related to contributions made by PalmSource will be transferred to PalmSource employee benefit plans.

Equity Compensation.    PalmSource will not assume options to purchase Palm common stock held by PalmSource employees on the distribution date, and Palm restricted stock held by PalmSource employees on the distribution date will not be assumed, but rather substituted for PalmSource restricted stock.

Retirement Plans, Welfare Plans and Other Benefits.    PalmSource assumes sole responsibility for the administration of PalmSource employee benefit plans and for the employer-related costs required to establish and maintain such employee benefit plans.

Miscellaneous.    The employee matters agreement also contains administrative provisions designed to ensure an efficient post-separation date transition, whereby, among other things, Palm will provide PalmSource with certain transitional staffing services and the parties will share participant information and assist each other in complying with all of the reporting, testing and disclosure requirements of ERISA. The employee matters agreement also provides for delivery of the personnel records of PalmSource employees to PalmSource by Palm prior to the date of the distribution of the shares of PalmSource stock held by Palm to Palm’s stockholders.

Trademark Agreements

After the distribution date, the use of trade names, trademarks, service marks and domain names that contain the word or letter string “palm” or “palmOne” will be administered by Palm Trademark Holding Company, LLC, or Holding Company, a holding company established and owned by Palm and PalmSource for the purpose of receiving, holding, maintaining, registering, enforcing and defending such intellectual property. Holding Company’s administration of the intellectual property will be governed by its operating agreement and by a trademark license agreement between Holding Company and each of Palm and PalmSource.

The more important facets of the operating structure of the Holding Company are described below. Based on its operating structure, the Holding Company arrangement is essentially a cost sharing mechanism between Palm and PalmSource to administer the intellectual property rights attributed to the “Palm” trademark and, as a result, the adoption of FIN No. 46, Consolidation of Variable Interest Entities, is not expected to have a material impact on either Palm’s or PalmSource’s consolidated financial statements. All material revenues (such as recoveries from litigation), costs, assets and liabilities are expected to be specifically indentified with either Palm or PalmSource and consolidated into the respective financial statements of those companies.

Administration of Trademarks Through Holding Company.    Under Holding Company’s operating agreement, Palm and PalmSource contributed and assigned all Palm marks and palmOne marks respectively owned, registered, claimed or used by each of them to Holding Company. Holding Company will, among other things, administer such contributed marks and enhance and maintain the integrity of, and promote the expansion of the value of and goodwill associated with such marks for the benefit of Palm and PalmSource. Holding Company will operate independently of Palm and PalmSource but Palm will own 45% and PalmSource will own 55% of Holding Company’s equity. Additionally, each of them will be responsible for contributing funds to cover: (i) costs associated with certain of the marks, such as litigation and trademark prosecution expenses; and (ii) its share of Holding Company’s operating expenses, which shall be divided based on Palm’s and PalmSource’s ownership interest in the Holding Company.

A board of directors initially consisting of three members—two appointed by PalmSource and one appointed by Palm—will manage Holding Company. The board of directors generally will take action by simple majority, except in the case of certain specified actions, such as the entry of Holding Company into a transaction with Palm or PalmSource, which require approval of a supermajority of the board of directors, or in some cases, supermajority approval of the members of the Holding Company. The Holding Company board of directors will appoint a brand manager who will be responsible for administering the contributed intellectual property and identifying areas of potential conflict caused by requests or actions of Palm and PalmSource. PalmSource will nominate the brand manager, subject to Palm’s approval. Disputes relating to the licensed marks or between Palm and PalmSource will be subject to a dispute resolution process, whereby the parties must attempt to resolve the matter internally, and, if that fails, submit it to final and binding arbitration.

Trademark License Agreements.    Holding Company licenses the marks contributed by Palm and PalmSource by entering into a trademark license agreement with each of them. Under the trademark license agreement with PalmSource, Holding Company grants to PalmSource an exclusive license to use the Palm marks (other than palmOne) on or in connection with PalmSource’s business and all products and services associated with its business, as an element in domain names and in connection with its corporate identity. This license, however, is subject to several restrictions. For example, PalmSource cannot use any Palm mark other than the Palm Powered mark or its successor mark on products that compete with Palm’s, and PalmSource cannot use any corporate name comprising only “Palm” and a designation of entity status, that is an entity name historically used by Palm, that uses Palm and any number, or that has a space between the elements “palm” and “source.”

Under the trademark license agreement with Palm, subject to certain restrictions, Holding Company grants to Palm:

•	an exclusive license (subject to certain limited exceptions) to use the palmOne mark and domain name:

•	on mobile devices in which Palm OS is the primary platform;

•	on products that do not incorporate traditional personal information manager functionality;

•	on products that contain none of the elements of a computer platform;

•	if PalmSource licenses palmOne to use the PALM POWERED LOGO in connection with a dual-boot device, Holding Company shall grant to palmOne an exclusive license to use palmOne in connection with such dual-boot devices;

•	on software applications that run on Palm OS; and

•	on or in connection with related services and merchandising products;

•	an exclusive license to use the Palm.net domain name and mark in connection with wireless services for Palm products and a supporting website until the earlier of May 31, 2005 or such time as Palm.net has fewer than 50,000 subscribers;

•	a non-exclusive license to use PALM STORE, PALM SOFTWARE CONNECTION, and the www.store.palm.com domain name in connection with online sales and information until August 31, 2005;

•	a non-exclusive license to use PALM CAFÉ in connection with sales services until January 31, 2005;

•	a non-exclusive license through May 31, 2006 to use PALM and certain transition marks, including PALM and DESIGNED FOR PALM HANDHELDS;

•	a non-exclusive license to use the BenMai marks in China, Hong Kong and Taiwan; and

•	an exclusive license to use the palmOne name as a corporate identifier.

Sublicensability.    Both Palm and PalmSource may sublicense any of the marks licensed to them under the respective trademark license agreement, so long as any sublicensee complies with the same restrictions and quality control requirements applicable to Palm or PalmSource, respectively. Palm and PalmSource are responsible to Holding Company for ensuring that their respective sublicensees comply with such restrictions and requirements. Holding Company will not assess any royalty for sublicensing by either Palm or PalmSource. In addition, Palm and PalmSource are entitled to honor the terms of any existing licenses granted by either of them that relate to the Palm marks and predate the respective trademark license agreement.

The sublicense rights granted to Palm and PalmSource in the trademark license agreements are subject to certain restrictions. For example, Palm may not sublicense marks for use on products that compete with PalmSource’s, and PalmSource may not sublicense any Palm marks (other than the Palm Powered mark and any successor mark) for use on products that compete with Palm’s.

Palm.com Website; Links.    Holding Company will own the Palm.com site, and Palm will host, manage and pay costs associated with the site until February 2004. After February 2004, the Palm.com site will be modified to reflect an equally split page providing descriptions of each company’s business and links to each company’s primary website, and general costs associated with the site will be shared, with PalmSource paying 55% and Palm paying 45%.

Trademark Prosecution.    Even though Holding Company owns all Palm marks, under the trademark license agreements, Palm and PalmSource, subject to Holding Company’s responsibility to maintain the integrity value and goodwill of the Palm marks, each effectively directs prosecution of applications and maintenance of registrations for the marks it is licensed by requesting that the Brand Manager implement Palm’s or PalmSource’s instructions concerning such prosecution and maintenance.

Palm and PalmSource are each responsible for all costs related to trademark prosecution and maintenance, and domain name registration, for their licensed marks. Additionally, each must indemnify the other and Holding Company for liabilities resulting from uses of licensed marks by it or its sublicensees in jurisdictions or on or in connection with goods or services beyond the scope of then-existing applications or registrations, or Palm’s or PalmSource’s filing of trademark applications for Palm marks.

Indemnification; Control Over Sublicensees.    Palm and PalmSource respectively are obligated to indemnify Holding Company for liability incurred by Holding Company as a result of Palm’s or PalmSource’s (and any respective sublicensee’s) unlicensed use of the Palm marks and actions in breach of their respective trademark license agreements. If a Palm or PalmSource sublicensee does not cure a breach within 30 days, that licensee must terminate the rights granted to the sublicensee.

Litigation.    Subject to the other’s right of participation discussed below, either Palm or PalmSource can request that Holding Company enforce the Palm marks against third parties. Upon such a request, the Brand Manager shall cause Holding Company to act as requested unless doing so would compromise the integrity of, value of or goodwill associated with the marks. In addition, if either Palm or PalmSource learns of any actual, potential or threatened outgoing claims relating to a Palm mark, it shall promptly notify the Brand Manager, who will then promptly notify the other licensee.

Both Palm and PalmSource have a right of participation in any actions initiated against third parties. When either Palm or PalmSource initiates an action, the other can assert its right to exclusive or limited control, depending on which marks the action concerns. If an action concerns only a party’s licensed marks, then that party has the right to exclusive control of the action. In cases of limited control—such as when the action at hand concerns marks licensed to both Palm and PalmSource—the other party’s instructions to the Brand Manager are subject to the consent of the party who has asserted its limited control rights.

With respect to litigation matters initiated by third parties relating to a licensee’s (or its sublicensee’s) use of licensed marks, that licensee controls, pays for defense of, and is entitled to any recoveries from, the claim. In addition, if Holding Company is a party to the claim regarding a licensed mark, that licensee is empowered to make requests to the Brand Manager regarding conduct and settlement of the claim. Both Palm and PalmSource, however, have a right of limited defense in any actions initiated by third parties. If Palm or PalmSource asserts its right of limited defense when an action is initiated against the other, then the other party’s decisions concerning the defense and possible settlement of the claim are subject to Palm or PalmSource’s consent. The party asserting its right of limited defense shall pay 45% of all costs and expenses, and shall be entitled to 45% of all recoveries. The Brand Manager will act as requested unless doing so would compromise the integrity of, value of or goodwill associated with the marks. Subject to the other’s right of limited defense, the party whose use is at issue pays all costs and expenses, and is entitled to all recoveries, unless a court or tribunal allocates such costs, expenses and recoveries differently.

All actions existing as of December 2002 and listed on a schedule to the trademark license agreements shall be paid for by Palm and are to remain under the exclusive control of Palm, except that Palm’s right to modify claims, appeal awards or judgments, or settle such existing actions is subject to PalmSource’s reasonable consent.

Term of Licenses; Termination.    The terms of the licenses granted under the trademark license agreements are perpetual. Palm and PalmSource can terminate their respective trademark license agreements with 180 days notice. Holding Company cannot terminate any of the trademark agreements other than for cause. Holding Company can terminate Palm’s trademark agreement for cause if Palm fails to cure a material breach within 120 days of final determination of a material breach, if Palm’s Palm OS license terminates, or if Palm abandons the palmOne mark. Holding Company can terminate PalmSource’s trademark agreement for cause if PalmSource fails to cure a material breach within 120 days of final determination of a material breach, if PalmSource no longer develops or supports Palm OS Software, or if PalmSource abandons the Palm marks.

Other Agreements

Elaine Software License and Services Agreement

The Elaine software license and services agreement provides a license from PalmSource to Palm to use and reproduce the Elaine server software to provide proxy services for Palm.net customers. The Elaine software license and services agreement provides for a non-exclusive, non-transferable, royalty-free license to Palm for the Elaine software. Palm is permitted to subcontract with a third party to provide the proxy services and is permitted to modify and prepare derivative works of the Elaine software source code and use and reproduce any such modifications and derivative works in object code form only.

Palm is required to use commercially reasonable efforts to provide support and maintain the proxy services to third party devices using the PalmSource operating system without charge to PalmSource. PalmSource provides support for the Elaine software and will deliver to Palm any upgrades or updates to such software.

Palm may cease providing the Palm.net service to customers during the term of the Elaine software license and services agreement, provided that it provides PalmSource with a copy of the then current Elaine software source code if Palm has made changes to such code during the term of the Elaine software license and services agreement. PalmSource may request Palm to install additional server equipment to run the Elaine software to expand third party proxy services for new PalmSource licensees or existing PalmSource licensees who begin to use new PalmSource products, provided that PalmSource pays the incremental out-of-pocket costs of Palm to support the new PalmSource licensees.

If a competitor of PalmSource acquires more than 50% of the voting equity of Palm, Palm’s license to create and use modifications to the Elaine source code terminates. If a competitor of Palm acquires more than 50% of the voting equity of PalmSource, Palm’s obligations to use commercially reasonable efforts to provide the proxy services to third parties will cease.

PalmSource will indemnify Palm for infringement by the Elaine software of third party intellectual property rights in specified jurisdictions. Palm will indemnify PalmSource for Palm’s willful or negligent failure to provide third party proxy services, and for infringement by Palm’s modifications to the Elaine software of third party intellectual property rights in specified jurisdictions. Neither party will be liable to the other in a cumulative amount exceeding $10.0 million under the Elaine software license and services agreement.

PalmSource consents to the assignment by Palm of the Elaine software license and services agreement in connection with the sale of the assets relating to the Palm.net business, provided Palm pays PalmSource a license fee equal to 10% of the net proceeds of the sale. The agreement shall be effective for three years from its effective date.

Letter Agreement Regarding Cash Contributions

In the letter agreement between Palm and PalmSource regarding cash contributions from Palm to PalmSource, the parties acknowledge previous cash contributions from Palm to PalmSource of $20.0 million in January 2002 and approximately $11.1 million in March 2002. In addition, the letter agreement provides for the contribution of an additional $6.0 million from Palm to PalmSource upon the date of a transaction in which Palm distributes its shares of PalmSource’s capital stock to Palm’s stockholders, provided that such distribution transaction is not preceded by an initial public offering of PalmSource’s capital stock.

PALMSOURCE BUSINESS

Overview

We are a leading developer and licensor of platform software that enables mobile information devices. Our software platform consists of operating system software and software development tools. We have also extended our platform with applications such as personal information management software, web browsers and e-mail. We license these products to leading mobile information device manufacturers, including Garmin, Handspring, Kyocera, Lenovo (formerly known as Legend), Palm, Samsung and Sony. Historically, the majority of our licensees developed personal digital assistants, or PDAs. Palm Powered devices have held the number one PDA market share position as measured in units sold in each of the past six annual reports prepared by IDC.

A wide range of mobile information devices incorporate our solutions, including PDAs; mobile phones; location-aware devices; entertainment devices; and industry-specific devices used in industries such as education, hospitality and healthcare. We are the leader in the PDA market and are now actively extending our product line into these other segments as well. Our primary product offering, Palm OS, provides a flexible platform that enables the creation of powerful, innovative and easy-to-use mobile information devices. The Palm OS platform has attracted a large and loyal following, with approximately 30 million Palm Powered devices sold to date. There are more than 275,000 third-party developers who have registered to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, an on-line provider of handheld applications, there are currently more than 19,000 applications available for Palm Powered devices. To extend our software platform, we provide professional services and support for our licensees and developers.

Industry Background

The Proliferation of Mobile Information Devices

For both professionals and individual consumers, it has become increasingly important to have personal and professional information such as addresses, calendars, to-do lists, customer information and other reference information close at hand and easily managed. As people have become increasingly mobile, the need for convenient, portable devices to store and manage information has grown rapidly. Traditionally, storing and managing personal and professional information was accomplished using paper-based products, and later, stand-alone portable computers or specialized electronic devices. These tools often are cumbersome, expensive, difficult to use and offer limited functionality. The invention of the pen-based PDA in the early 1990s provided consumers a more useful electronic option for holding and organizing information and allowed users to synchronize the information in the handheld device with information on a personal computer. As these products have continued to evolve, they have become less expensive, more intuitive and easier to operate, and consumers are using them much more. According to an IDC report dated August 2003, annual worldwide sales of pen-based handheld devices are projected to increase from approximately 10.1 million units in 2000 to an estimated 15.2 million units in 2007 and according to this report Palm OS will power approximately 46% of these devices by 2007.

In addition, professionals and individual consumers increasingly need to communicate while mobile, as evidenced by the rapid adoption of mobile phones throughout the world. In an effort to reduce the number of devices that they need to carry to stay connected to critical information, users have begun to adopt a new class of converged handheld devices that provide the combined functionality of mobile phones and traditional PDAs. According to the August 2003 IDC report, annual worldwide sales of converged handheld devices are projected to increase from approximately 0.41 million units in 2000 to an estimated 81.0 million units in 2007, and Palm OS is projected to power 11.3% of these devices by 2007. In addition, manufacturers are incorporating information capabilities into a wide range of other devices, including location-aware devices and other consumer products such as wristwatches and game devices.

While most mobile information devices historically have been purchased by individuals, continued pressure to raise productivity is causing enterprises to seek new ways to enable professionals and other workers to be more connected and more efficient in both traditional and non-traditional work settings. As a result, information technology managers are playing an increasing role in purchase decisions by setting standards for mobile computing within their organizations. Direct enterprise purchases of mobile devices are also expected to rise, driven in part by high interest in mobile e-mail.

The Needs and Preferences of Mobile Information Device Users

Mobile information device manufacturers face the significant challenge of developing products to appeal to a variety of customers with diverse needs, preferences and budgets. Consumers, from school-age children to retirees, are using mobile information devices for personal uses. Employees in a wide range of industries, from manufacturing to travel and leisure, are using mobile information devices in lieu of traditional inventory, booking and other operational systems to perform a variety of work-related tasks. For example, many retail stores now use mobile information devices to locate and special order items for customers, rather than using traditional inventory and information systems. Professionals increasingly require devices with communications capabilities coupled with information management functions. In addition, enterprises have different needs than individuals, including a greater emphasis on security and integration with other systems.

Users demand that manufacturers create devices that are easy to use, reliable and interoperable with other productivity tools. Mobile information devices must operate quickly and efficiently, have long battery lives, support a broad set of powerful applications and allow users to retain data regardless of the device that they are using.

Mobile information device manufacturers have taken advantage of technological advances that already have led to substantial reductions in the size and weight of mobile information devices, as well as improvements in battery life, reliability, storage capacity and display quality. These changes fueled rapid growth in the PDA market for many years. However, we believe that in order to attract new customers and generate new upgrade sales, manufacturers will need to meet the needs and preferences of users by incorporating communications capabilities, Internet connectivity or multimedia capabilities into mobile information devices.

Limitations of Existing Software Solutions

Traditionally, mobile information device manufacturers have adopted one of two software approaches to meet the needs of their customers. Some manufacturers have chosen to license a relatively rigid software platform in order to offer a consistent user experience and get their products to market more rapidly. However, this platform constrains the way in which the devices can be used and limits the ability of device manufacturers to customize and differentiate their products. Others have attempted to design software for each device that can meet a customer’s precise specifications. However, this approach can be time-consuming and costly and requires users to learn different operating environments for each new type of device. Further, the resulting product generally is not interoperable with existing applications and is not likely to attract third-party application development since most software developers are looking to design applications that will run on the largest number of devices with the fewest modifications. We believe that device manufacturers, application developers and consumers prefer a software solution that offers a common user experience and a consistent platform, yet is easily customizable to meet the needs of a variety of end users.

Our Solution

We develop, license and support a leading software platform that enables mobile information device manufacturers to rapidly and efficiently create products that meet diverse customer needs. Our platform consists of Palm OS and software development tools, as well as applications such as personal information management applications, e-mail and web browsers that enable mobile information device manufacturers to develop products from our platform. We also provide professional services and product development support for our licensees. In addition, we have a large and loyal following of third-party developers building applications for our platform. Our solution has emerged as a highly flexible, efficient platform for mobile information devices. Key benefits of our solution are:

Flexible Platform that Enables Mass Customization.    Palm OS was designed for mobile information devices, for which ease of use, instant access to information, low power consumption and wireless capabilities are important design characteristics. As a result of this focus, the Palm OS architecture enables mobile information device manufacturers to develop a variety of products at a wide range of price points with the customized applications that their customers require. Palm OS is comprised of easily configurable components, which provide device manufacturers a high degree of design flexibility, enabling them to develop a wide variety of handheld systems, ranging from basic PDAs to high-end multimedia and game devices, smartphones, wristwatches and industrial handhelds. At the same time, Palm OS offers users a consistent operating experience and the ability to run a common set of applications on any Palm Powered device.

Intuitive and Familiar User Interface.    We designed Palm OS with a focus on productivity and ease of use, and we believe that the Palm Powered ingredient brand is associated with these attributes. From the first version of our software released in 1996 as the Palm Pilot, our designers have studied how mobile information devices are actually used and how to make devices simple and efficient to operate. We believe that Palm Powered products can more easily penetrate new markets because learning to use Palm OS does not require prior familiarity with PC operating systems, which in turn means users of Palm OS need less training to use their Palm Powered devices.

Efficiency, Performance and Reliability.    The Palm OS platform offering has been designed to provide significant power and performance advantages over competitive solutions. These advantages include significantly lower operating system memory and processor requirements than competitive solutions. Device manufacturers that build products based on our platform can therefore achieve similar device features and functionality while lowering component cost beyond that achievable using competing operating systems. For example, a complete and fully featured version of our operating system will fit within a device as small as a wristwatch with as little as two megabytes of storage memory, while a comparable version of our closest competitor’s currently available offering would require eight megabytes of storage memory and a substantially larger device. In addition, our platform architecture is uniquely designed to provide a more reliable operating environment for mobile information devices. For example, our operating system is designed to cope with power loss and other unplanned events in a manner that will not compromise data.

Cooperative Development that Speeds Innovation.    We work with our licensees and other technology providers to speed the introduction of new and innovative products. We provide to our licensees support and professional services that enable them to bring products to market more quickly and effectively. As our licensees develop technology enhancements, the terms of our licensing and support agreements ensure that we maintain the right to include most of the broadly applicable technology advancements in future versions of Palm OS. This approach allows us to more rapidly develop next generations of Palm OS and make technology advancements available to the broader community of Palm OS licensees and their customers. For example, Sony recently developed next generation digital imaging capabilities for its Palm Powered Sony Clié, which we were able to incorporate back into Palm OS and make available to our licensees. We also have introduced the Palm OS Ready program, through which we license a subset of our software tool kit to a select number of industry-leading technology providers that supply components, such as processors and graphics chips, to mobile information device manufacturers. By having access to these tools, members of the program can customize their technology for Palm OS and subsequently sell those products directly to our licensees earlier in the design cycle. The objectives of the Palm OS Ready program and our cooperative development approach are a time-to-market advantage for our licensees and reduced support costs.

Extensive Community of Third-Party Developers and Applications.    The Palm OS platform has attracted a large and loyal following, with approximately 30 million Palm Powered devices sold to date. Our broad user base has also attracted a large community of third-party developers creating software applications, peripherals and accessories that increase the performance and functionality of Palm Powered devices. More than 275,000 developers have registered to use Palm OS developer tools to create software applications for our platform. According to PalmGear.com, an on-line provider of handheld applications, there are currently more than 19,000 applications available for Palm Powered devices. We make development tools available for our developer community, and we share select parts of the Palm OS source code to enable developers to optimize the interface of their applications with our software platform. We believe that the existence of these third-party software applications, peripherals and accessories increases the value to the end-user of Palm Powered devices and helps to expand the market for our licensees’ products and services.

Our Strategy

Our objective is to extend our leadership position as a developer and licensor of a software platform that enables mobile information devices. The key elements of our strategy to achieve this objective include the following:

Extend Our Success in PDAs to Smartphones and Other Next Generation Mobile Information Devices

Palm Powered devices have held the number one PDA market share position as measured in units sold in each of the past six annual reports prepared by IDC. We intend to continue to build on our leadership position and experience in PDAs to become the leading licensor of a software platform for smartphones and other next generation mobile information devices. By working in a number of emerging product categories, we intend to increase our overall market opportunity and reduce our dependence on any given industry.

Increase Penetration of Palm Powered Devices in the Enterprise

We intend to facilitate greater adoption of Palm Powered devices by enterprise customers. To increase our overall presence in the enterprise, we will continue to target market-leading device manufacturers as new licensees and develop software features attractive to both end-users and the decision makers responsible for the deployment of mobile information devices throughout the enterprise. For example, the next generation of Palm OS will feature more enhanced security, integration and performance features that further enable enterprise solutions. In addition, we will continue to work with leading enterprise solutions, applications and service providers, such as IBM and Novell, to provide business-critical solutions that enable handheld computing in the enterprise.

Expand Internationally

Our licensees sell Palm Powered products in approximately 60 countries. We intend to expand our international presence by targeting countries with large populations and propensities for adopting new technologies. Accordingly, we have developed a version of Palm OS that supports simplified Chinese character sets, and we expect our licensees to ship in the next few months. We intend to aggressively pursue licensees that are well positioned to capitalize on these emerging opportunities and encourage our developer community to focus on providing solutions for these regions.

Pursue Additional Opportunities in Vertical Industries

We believe that Palm OS is particularly well suited to meet the demands of licensees, technology providers and application developers in a number of vertical industries. For example, Symbol Technologies recently introduced a Palm Powered industrial device used by rental car companies to remotely process rental car returns, AlphaSmart recently introduced a Palm Powered word processor and productivity device targeted at the K-12 education market, Garmin recently introduced a Palm Powered location-aware device and Tapwave is developing next generation game devices based on Palm OS. We will continue to identify new industries that will benefit from deploying specialized mobile information devices with an operating system that is both intuitive to use and powerful enough to satisfy end-user requirements without compromising the battery life or size of the device.

Continue to Extend Our Technological Advantages

We believe that the performance and flexibility of our software architecture represent significant competitive advantages. We plan to continue to invest in our research and development strategy to further these competitive advantages. Additionally, under our licensing arrangements, we have the right to incorporate broadly applicable technology advancements that our licensees develop into future versions of our operating system. We also intend to continue to build upon the technology advances of our licensees to extend our technological advantage relative to our competitors.

Continue to Grow and Support Our Developer Community

We believe that the Palm Powered ingredient brand has become a symbol for quality, ease of use, and elegant simplicity in the mobile information device industry. This brand identity has enabled us to create a large and loyal user base worldwide that represents an attractive opportunity for our global developer community. We intend to continue to invest in the tools, marketing, and programs offered to our developers so that we may continue to offer the widest selection of applications to our licensees and the end-users of Palm Powered products. As we continue to evolve our platform, we intend to maintain the compatibility, tools and support necessary for a large number of applications to continue to be available to our users.

Products

Palm OS

We license to our customers a product development kit that enables our customers to build a version of Palm OS specifically for their products. The product development kit includes the operating system and supporting technology components, such as applications and tools, and reference materials, which are the foundation for Palm Powered devices manufactured by our licensees. Palm OS has been optimized for mobile information devices, for which instant access to information, low power consumption and wireless capabilities are critical.

Palm OS consists of several components:

•	a kernel, which is a core of software that resides in memory and performs basic and essential operations system tasks;

•	software that performs critical functions such as data management, communications, power management, pen input, graphics and other capabilities;

•	the Palm OS user interface, which enables users to interact with the Palm Powered device in a consistent, simple and efficient manner using common input methods such as buttons, a stylus, a keyboard or voice;

•	familiar personal information management applications, including datebook, address book, to-do list, memo pad, calculator and expense management functions;

•	a collection of application programming interfaces that allow licensees, application developers and other technology providers to develop solutions for Palm Powered devices,

•	HotSync data synchronization technology, which enables a mobile information device to synchronize information with personal computers or enterprise databases;

•	Palm desktop software for Windows and Macintosh, which enables users to manage their mobile data on their desktop computers and synchronizes this data with Palm Powered devices using HotSync; and

•	localized versions of Palm OS for English, French, Italian, Spanish, German, Japanese, and Chinese languages.

The current version of our operating system, Palm OS 5, is the first version of Palm OS running on integrated circuits using ARM Holdings PLC’s design for microprocessor architecture, which enables faster processing speeds and more advanced functionality than prior hardware components. We have designed Palm OS 5 to enable applications that were written for prior versions of our operating system to run on Palm OS 5. The first products using Palm OS 5 shipped in October 2002.

Applications and Other Products

We offer a number of applications and other products that our licensees can incorporate into Palm Powered products. These include:

•	Mobile Mail, a mobile e-mail application that incorporates support for SMTP, a protocol for sending e-mail between servers and IMAP4, an emerging Internet e-mail standard, and is interoperable with Microsoft Exchange and other messaging servers; and

•	Palm OS Web Browser, a proxy-less web browser application that supports many standard industry protocols for Web browsing, including HTML 4.0 and DHTML, software authoring languages used on the Web, CSS, a Web design tool, SSL, a technology for authentication and data encryption between a Web server and a Web browser, and JavascriptPalm Reader, a software application that enables published content to be read on Palm Powered devices, PocketPC devices and Windows and Macintosh desktop computers.

We released Bluetooth support for Palm OS in Spring 2002. Bluetooth is an industry standard local area networking technology used to enable devices within a short range of each other to communicate and interoperate with one another. A common application for this technology with our licensees is to facilitate wireless communication between a handheld and a separate mobile phone.

Customers

The following table sets forth our licensees who are actively shipping or developing Palm Powered products as of August 31, 2003, but is not a complete list of all parties who have merely licensed Palm OS and are not currently developing or shipping product that incorporates Palm OS, the type of device they have developed or are developing incorporating Palm OS and the target markets for their Palm Powered devices:

Licensee	Device Category	Target Market
Aceeca	Industrial measurement device	Vertical industry

AlphaSmart	Word processor and productivity devices with full keyboard and landscape screen	Educational market, primarily kindergarten through grade 12

Fossil	Branded and private label wristwatches	Consumer retail

Garmin	Handheld GPS devices	GPS and location-aware services for consumer products

Group Sense Limited	PDAs and smartphones	Asia Pacific region

Handspring	PDAs and smartphones	Consumer and enterprise

HuneTec Co., Ltd.	Two-way messaging devices	Consumer and enterprise

Kyocera	Smartphones	Consumer and enterprise

Lenovo (formerly known as Legend)	PDAs and smartphones	Asia Pacific region

Palm	PDAs and communicators	Consumer and enterprise

Samsung	Smartphones	Consumer

Sony	PDAs	Entertainment management with enhanced multimedia

Symbol	Vertical industry devices	Vertical industries, including hospitality, healthcare, transportation and retail

Tapwave	Game device	Entertainment Market

Individual customers that accounted for more than 10% or more of total revenues for the fiscal year ended May 31, 2003 were Palm and Sony.

Strategic Relationships

We have forged strategic relationships with several technology providers through our Palm OS Ready program. Through this program we license a subset of our toolkits to a select number of industry leading component manufacturers. By having access to these tools, these manufacturers can invest in the development and tuning of their technology for Palm OS and can subsequently sell those products directly to our licensees. The objective is a time-to-market advantage and reduced support costs for our mutual customers. Palm OS Ready partners currently include ATI Technologies, Inc., Intel Corporation, MediaQ, Inc., Motorola, Inc., Samsung and Texas Instruments Incorporated.

Developer Community

The combination of our large user base and the architecture of Palm OS has attracted a large and growing community of third-party developers. This community has created a broad selection of software applications that allow further customization of Palm Powered devices by the end user. There are more than 275,000 registered Palm OS developers, approximately one-third of which are registered internationally. According to PalmGear.com, an on-line provider of hand held applications, there are currently more than 19,000 applications available for Palm Powered devices in a broad range of categories, including web browsers, e-mail and Internet communications, sales force and field automation, personal productivity, groupware, financial management and games.

We have over 94,000 registered developers developing enterprise applications. These developers include system integrators, enterprise independent software vendors, and corporate in-house developers.

We also provide a range of marketing and co-marketing programs to our developer community in order to facilitate the development applications that extend the Palm OS platform. These programs include marketing efforts such as print, online, public relations, and events. We also host regional developer conferences in North America, Europe and Asia with the intent to facilitate communication between our engineering team and our key developers. In December 2002, we held our inaugural developer conference in Beijing, China and in September 2003 we held our first European developer conference in Germany.

Sales and Marketing

We license and market our products and services in North America, Europe and the Asia Pacific region, primarily through our direct sales force and marketing team. For further discussion regarding geographic information, see Note 16 of Notes to Combined and Consolidated Financial Statements. Our sales activities are focused on developing relationships with potential licensees through our direct sales force, which is located in the United States, France, Hong Kong, Japan and the United Kingdom. As of August 31, 2003, we had 17 sales professionals.

Our direct sales force targets customers who we believe will expand the market for our Palm Powered devices. Our sales cycle typically ranges from three to 12 months depending on the size of the licensee and the complexity of the solution. In targeting potential licensees, we consider a partner’s brand identity, distribution channels and technical capabilities. We typically focus on large, well-established device manufacturers like Palm and Sony, and have recently begun to explore new markets with licensees such as AlphaSmart, Fossil, Garmin, HuneTec and Tapwave.

Our marketing team promotes our company, our licensees’ products and our developer’s applications through global marketing and co-marketing programs. These marketing efforts are designed to create demand for Palm Powered devices and applications, to educate the market and create awareness for the Palm OS value proposition in key market segments, to re-position and strengthen the Palm Powered ingredient brand worldwide. Our licensees are generally required to include the Palm Powered ingredient brand in their mass-media and targeted advertising. In addition, we conduct public relations efforts and market our products at industry tradeshows and on our website. We also receive extensive feedback from the end users of Palm Powered products and the third-party developer community through market research.

Support and Services

We provide a variety of support and professional services to our licensees and third-party developers designed to accelerate the development and proliferation of Palm Powered devices and customized third-party applications. We provide both direct development support and professional services to our licensees and professional services to third-party developers.

Our licensee support programs provide three distinct types of maintenance and support: an annual or subscription-based program that is tied to a specific master Palm OS license agreement, a silicon provider or Palm OS Ready partner support program, and a custom support program. Maintenance updates are included with the first two programs, but are billed separately when associated with a custom support program. As part of the maintenance agreement, licensees generally also receive updated versions of the Palm OS software that are available as part of the Palm OS product development kit. Our licensee support also consists of issue resolution and post-development support to address issues escalated by our licensees after a product has been shipped by our licensee.

Licensees may also purchase professional services from us for assistance in the design and development of their products, custom development of applications or system software and education and training of the licensee on our platform and tools.

Third-party developers may purchase project-level support from our professional services organization, or alternatively, may purchase per-incident support from our developer services organization. We also provide online support, training and development tools for our developer community through our developer support programs.

Our licensee support, developer services and professional services organizations consisted of 14 employees as of August 31, 2003. These employees are supplemented by our internal engineering organization and a network of sub-contractors to our professional services team for expertise in specific markets or technologies.

Research and Development

Our research and product development efforts are focused on enhancing the available features and functions of the Palm OS product development kit, including improving its capability and efficiency. These enhancements are intended to reduce time-to-market for our licensees. In addition, we work with licensees and third-party developers to increase the proliferation of Palm OS-based solutions. We supplement our research and development efforts with our licensing strategy, which specifies that our licensees contribute their broadly applicable derivative development works and give us the rights to include these works back into our Palm OS platform. We believe that our success will depend, in part, on our ability to develop and introduce new versions of the Palm OS platform that continue to address the rapidly expanding needs of the mobile information device market. In the past, we have made, and we intend to continue to make, significant investments in research and development in response to the fluctuations of market conditions and economic trends. As of August 31, 2003, we had 201 employees engaged in engineering and product development activities.

Competition

Competition in the market for platform software for mobile information devices is intense and characterized by rapid change and complex technology. We compete primarily with Microsoft and Symbian. Microsoft offers several operating systems focused on different markets including: Windows CE for sub-PC computers, Pocket PC for handheld devices, Smartphone 2002, and Pocket PC 2002 Phone Edition for voice enabled handhelds or communication devices. Symbian offers an operating system that is predominantly being marketed today by Nokia and Sony Ericsson for smartphones. Symbian has also recently signed Samsung and Matsushita as licensees. In addition, Research in Motion licenses its “reference platform” for other companies to design devices based on its software and hardware specifications. Our Palm OS platform also competes with the proprietary operating systems of other companies, including the proprietary systems of our potential licensees, as well as alternative operating systems such as Linux and Java for handheld devices.

We believe that the principal competitive factors affecting the market for platform software that runs on mobile information devices are the architecture of the operating system, technological features and capabilities of the operating system, number and quality of third-party applications available for use on the operating system, overall number of end users, and relative ease of developing compatible applications. We believe that we compete favorably due to our large and loyal base of customers using Palm Powered products, the architecture of Palm OS that may be adapted across multiple device platforms in a way that some of our competitors’ products cannot, large number of third-party developers and software applications available for Palm OS and our brand recognition.

Intellectual Property

We rely on and benefit from a portfolio of intellectual property. We currently have 41 U.S. patents issued, and we have 154 U.S. patent applications pending. Our issued patents expire anywhere from July 2014 to September 2020. We have four foreign patent issued and 11 foreign patent applications pending. Subject to certain restrictions, we have an exclusive license from Palm Trademark Holding Company to use “Palm” marks, other than palmOne and certain transition marks, in connection with our business, including various usages of Palm, PalmSource, Palm OS, the Palm logo, Palm Powered and Palm Computing. Palm Trademark Holding Company has 25 trademarks registered in the United States and 213 trademark registrations in other countries. Palm Trademark Holding Company also has 19 trademark applications pending in the United States and 258 trademark applications pending in other countries. We also have 12 trademarks registered in the United States and 1 trademark application pending in the United States. We, including through Palm Trademark Holding Company, are working to increase and enforce our rights in the PalmSource trademark portfolio, the protection of which is important to our reputation and branding. See the section titled “The PalmSource Separation—Trademark Agreements.” We also own copyrights relating to our software development applications including HotSync Manager, Palm OS and other software.

We also license technologies from third parties for integration into our products. We believe that the licensing of complementary technologies from parties with specific expertise is an effective means of expanding the features and functionality of our products.

We rely on a combination of patent, trademark, copyright and trade secret laws and restrictions on disclosure to protect our intellectual property rights. While we rely on these methods to protect our intellectual property, we also believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technology.

Employees

As of August 31, 2003, we had a total of 309 employees, of which 14 were in support and service, 201 were in engineering and product development, 61 were in sales and marketing and 33 were in finance, administration and operations. Our future performance depends, in significant part, on our ability to attract new personnel and retain existing personnel in key areas including engineering and sales. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Properties

On August 15, 2002, we entered into a three-year lease for one building in Sunnyvale, California for a total of 88,096 square feet. We also lease facilities in Massachusetts and Montpellier, France and lease sales offices internationally. We believe that our existing facilities are adequate for our current needs and anticipated growth.

Legal Proceedings

To date, no lawsuit, which we believe could have a material adverse effect on our operations, has been filed against us, but from time to time we have received claims related to the conduct of our business. In the course of Palm’s business, it occasionally receives claims related to consumer protection, general commercial claims related to the conduct of its business and the performance of its products and services and other litigation claims, such as stockholder derivative class action lawsuits. In the course of Palm’s business, it also receives claims of infringement or otherwise becomes aware of potentially relevant patents or other intellectual property rights held by other parties. Palm is currently subject to a number of these claims. Palm believes that it has defenses to the cases set forth below and is vigorously contesting these matters. Though the claims currently do not name us as defendants, the substance of their claims may implicate us and result in claims against us in the future or require that we indemnify Palm pursuant to our separation agreements with Palm, which could materially adversely affect our business, results of operations or financial condition.

On April 28, 1997, Xerox Corporation filed suit in the United States District Court for the Western District of New York. The case came to be captioned Xerox Corporation v. 3Com Corporation, U.S. Robotics Corporation, U.S. Robotics Access Corp., and Palm Computing, Inc., Civil Action No. 97-CV-6182T. The complaint alleged willful infringement of U.S. Patent No. 5,596,656, titled “Unistrokes for Computerized Interpretation of Handwriting” or ‘656 patent. The complaint sought unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. In 2000, the District Court dismissed the case, ruling that the patent is not infringed by the Graffiti handwriting recognition system used in handheld computers using Palm OS. Xerox appealed the dismissal to the United States Court of Appeals for the Federal Circuit, or CAFC. On October 5, 2001, the CAFC affirmed-in-part, reversed-in-part and remanded the case to the District Court for further proceedings. On December 20, 2001, the District Court granted Xerox’s motion for summary judgment that the patent is valid, enforceable, and infringed. The defendants filed a Notice of Appeal on December 21, 2001. On February 22, 2002, the court denied a request for an injunction sought by Xerox to prohibit the manufacture or sale of products using the Graffiti handwriting recognition system. The court also rejected a request by Xerox to set a trial date to determine damages Xerox claims it is owed. In connection with the denial of Xerox’s request to set a trial date on damages, the court required Palm to post a $50.0 million bond, which was satisfied with a letter of credit from a financial institution and, subsequently, was released in April 2003. A Notice of Appeal from the District Court’s order of February 22, 2002 was filed by Palm on March 15, 2002. A cross-appeal from the District Court’s order of February 22, 2002 was filed by Xerox on March 4, 2002. A hearing on the appeal and cross-appeal was held on January 6, 2003 before the CAFC. The CAFC has remanded the case to the District Court for a determination on the issue of invalidity of the ‘656 patent. Xerox petitioned the CAFC for reconsideration of its determination on the appeal and cross-appeal, but the CAFC has denied this petition and eliminated the requirement for the $50 million bond from Palm. If Palm is not successful regarding the remand to the District Court, the CAFC has noted that an injunction will apply. If an injunction is sought by Xerox and issued, it could result in business interruption for Palm or PalmSource that would have a significant adverse impact on their operations and financial condition if they have not transitioned to a handwriting recognition system outside the scope of Xerox’s asserted claims. In addition, if Palm is not successful with regard to this remand to the District Court, Xerox has stated in its court pleadings that it will seek at a trial, a significant compensatory and punitive damage award or license fees from Palm. Furthermore, if Palm is not successful with regard to this remand to the District Court, Palm might be liable to Palm’s licensees and other third parties under contractual obligations or otherwise sustain adverse financial impact if Xerox seeks to enforce its patent claims against Palm’s licensees and other third parties. The District Court judge has conducted settlement discussions between the parties. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, Palm may be required to indemnify and hold 3Com harmless for any damages or losses which may arise out of the Xerox litigation. As part of our separation agreements with Palm, Palm has agreed to indemnify us for any damages that we may incur due to the Xerox litigation. If Palm is not successful in the Xerox litigation and is unable to or does not indemnify us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses. While we believe that there are adequate defenses to the claims made by Xerox, we cannot assure you that Palm will be successful or that an adverse outcome will not significantly harm our business.

On February 28, 2000, E-Pass Technologies, Inc. filed suit against “3Com, Inc.” in the United States District Court for the Southern District of New York and later filed, on March 6, 2000, an amended complaint against Palm and 3Com. The case is now captioned E-Pass Technologies, Inc. v. 3Com Corporation, a/k/a 3Com, Inc. and Palm, Inc. (Civil Action No. 00 CIV 1523). The amended complaint alleges willful infringement of U.S. Patent No. 5,276,311, titled “Method and Device for Simplifying the Use of Credit Cards, or the Like.” The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patent in the future. The case was transferred to the U.S. District Court for the Northern District of California. In an Order dated August 12, 2002, the Court granted Palm’s motion for summary judgment that there was no infringement. E-Pass appealed the Court’s decision to the CAFC. The issues on appeal before the CAFC have been fully briefed and argued by the parties. On August 21, 2003, the CAFC issued a ruling reversing the claim construction of the District Court and the attendant summary judgment motion and remanded the case to the District Court for further proceedings. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, Palm may be required to indemnify and hold 3Com harmless for any damages or losses, which may arise out of the E-Pass litigation.

On March 14, 2001, NCR Corporation filed suit against Palm and Handspring, Inc. in the United States District Court for the District of Delaware. The case is captioned NCR Corporation v. Palm, Inc. and Handspring, Inc., Civil Action No. 01-169. The complaint alleges infringement of U.S. Patent Nos. 4,634,845 and 4,689,478, titled, respectively, “Portable Personal Terminal for Use in a System for Handling Transactions” and “System for Handling Transactions Including a Portable Personal Terminal.” The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patents in the future. The case was referred to Magistrate Judge Mary P. Thynge. In a Memorandum Opinion dated July 11, 2002, the Magistrate Judge indicated that she would recommend that the District Court grant the defendants’ motion for summary judgment that there was no infringement. NCR filed objections to the recommendations of the Magistrate Judge, and Palm has filed a response to NCR’s objections. On August 28, 2003, the District Court granted Palm’s motion for summary judgment, ruling that Palm products do not infringe the NCR patents, and denied NCR’s motion.

On January 23, 2003, Peer-to-Peer Systems LLC filed a complaint against Palm in the United States District Court for the District of Delaware. The case is captioned Peer-to-Peer Systems, LLC vs. Palm, Inc., Civil Action No. 03-115. The complaint alleges infringement of U.S. Patent No. 5,618,045 titled “Interactive Multiple Player Game System and Method of Playing a Game Between at Least Two Players.” The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendant from infringing the patent in the future. Palm believes that the claims are without merit and intends to defend against them vigorously. The parties have begun the discovery process.

In June 2001, the first of several putative stockholder class action lawsuits was filed in United States District Court, Southern District of New York against certain of the underwriters for Palm’s initial public offering, Palm and several of its officers. The complaints, which have been consolidated under the caption In re Palm, Inc. Initial Public Offering Securities Litigation, No. 01 CV 5613, assert that the prospectus from Palm’s March 2, 2000 initial public offering failed to disclose certain alleged actions by the underwriters for the offering. The complaints allege claims against Palm and the officers under Sections 11 and 15 of the Securities Act of 1933, as amended. Certain of the complaints also allege claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. Other actions have been filed making similar allegations regarding the initial public offerings of more than 300 other companies. All of these various consolidated cases have been coordinated for pretrial purposes as In re Initial Public Offering Securities Litigation, Civil Action No. 21-MC-92. An amended consolidated complaint was filed in April 2002. The claims against the individual defendants have been dismissed without prejudice pursuant to an agreement with the plaintiffs. The Court has denied Palm’s motion to dismiss. A special committee of Palm’s Board of Directors recently approved a tentative settlement proposal from the plaintiffs, which includes a guaranteed recovery to be paid by the issuer defendants’ insurance carriers and an assignment of certain claims the issuers, including Palm, may have against the underwriters. There is no guarantee that the settlement will become final, however, as it is subject to a number of conditions, including court approval. Palm believes that it has meritorious defenses to the claims against it and intends to defend the action vigorously if settlement is not reached.

On August 7, 2001, a purported consumer class action lawsuit was filed against Palm and 3Com Corporation in California Superior Court, San Francisco County. The case is captioned Connelly et al v. Palm, Inc., 3 Com Corp et al, Case No. 323587. An amended complaint alleging breach of warranty and violation of California’s Unfair Competition Law was filed and served on Palm on August 15, 2001. The amended complaint, filed on behalf of purchasers of Palm III, IIIc, V and Vx handhelds, alleges that certain Palm handhelds may cause damage to PC motherboards by permitting an electrical charge, or “floating voltage,” from either the handheld or the cradle to be introduced into the PC via the serial and/or USB port on the PC. The plaintiffs allege that this damage is the result of a design defect in one or more of the following: HotSync software, handheld, cradle and/or the connection cable. The complaint seeks restitution, rescission, damages, an injunction mandating corrective measures to protect against future damage as well as notifying users of potential harm. Discovery is closed. The parties engaged in mediation and have reached an agreement in principle to settle the action, subject to acceptable documentation and court approval. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, Palm may be required to indemnify and hold 3Com harmless for any damages or losses which may arise out of the Connelly litigation.

On January 23, 2002, a purported consumer class action lawsuit was filed against Palm in California Superior Court, San Francisco County. The case is captioned Eley et al v. Palm, Inc., Case No. 403768. The unverified complaint, filed on behalf of purchasers of Palm m500 and m505 handhelds, alleges: (i) that the HotSync function in certain Palm handhelds does not perform as advertised and the products are therefore defective; and (ii) that upon learning of the problem, Palm did not perform proper corrective measures for individual customers as set forth in the product warranty. The complaint alleges Palm’s actions are a violation of California’s Unfair Competition Law and a breach of express warranty. The complaint seeks alternative relief including an injunction to have Palm desist from selling and advertising the handhelds, to recall the defective handhelds, to restore the units to their advertised functionality, to pay restitution or disgorgement of the purchase price of the units and/or damages and attorneys’ fees. Palm filed its answer denying the allegations and the parties engaged in document and deposition discovery. Plaintiff and Palm engaged in mediation and tentatively agreed to a settlement in principle, subject to acceptable documentation and court approval. No trial date has been set.

On March 11, 2002, a purported consumer class action lawsuit was filed against Palm in the Wayne County Circuit Court, Detroit, Michigan. The case is captioned Hayman, et al. v Palm, Inc. (Case No. 02-208249-CP). Plaintiffs allege that certain of Palm, Inc.’s advertisements for its Palm III, V and m100 handheld devices were false or misleading regarding the ability of the device to wirelessly and remotely access e-mails or the Internet without the need for additional hardware or software sold separately. Plaintiffs allege violations of the Michigan Consumer Protection Act, breach of express and implied warranties and Michigan common law, and seek to recover the purchase price of the device from Palm for themselves and a class of all similarly situated consumers. Palm has filed a motion to dismiss the lawsuit in its entirety. The Court has heard arguments on that motion, and it has advised that it would rule on Palm’s motion to dismiss before considering the suitability of this lawsuit for class treatment.

In October 2002, a purported consumer class action lawsuit was filed against Palm in Illinois Circuit Court, Cook County. The case is captioned Goldstein v. Palm, Inc., Case No. 02CH19678. The case alleges consumer fraud regarding Palm’s representations that its m100, III, V, and VII handheld personal digital assistant, as sold, would provide wireless access to the Internet and e-mail accounts, and would perform common business functions including data base management, custom form creation, and viewing Microsoft Word and Excel documents, among other tasks. The case seeks unspecified actual damages and indemnification of certain costs. Palm responded to the Complaint and the case is in its early stages. No trial date has been set.

In August and September 2002, four purported consumer class action lawsuits were filed against Palm in California Superior Court, Santa Clara County; California Superior Court, San Diego County; Illinois Circuit Court, Cook County; and Illinois Circuit Court, St. Clair County. The respective cases are captioned Lipner and Ouyang v. Palm, Inc., Case No. CV-810533; Veltman v. Palm, Inc., No. 02CH16143; Wireless Consumer’s Alliance, Inc. v. Palm, Inc., Case No. GIC-794940; and Cokenour v. Palm, Inc., Case No. 02L0592. All four cases allege consumer fraud regarding Palm’s representations that its m130 handheld personal digital assistant supported more than 65,000 colors. Certain of the cases also allege breach of express warranty and unfair competition. In general, the cases seek unspecified damages and/or to enjoin Palm from continuing its allegedly misleading advertising. Palm has filed answers denying the allegations in the two former actions. The parties have tentatively agreed to a settlement in principle in all four cases, subject to documentation and court approval.

On February 27, 2003, a purported consumer class action lawsuit was filed against Palm in California Superior Court, Santa Clara County. The case is captioned Hemmingsen et al v. Palm, Inc., Case No. CV815074. The unverified complaint, filed on behalf of purchasers of Palm m515 handhelds, alleges that such handhelds fail at unacceptably high rates, and in particular that instant updating and synchronization of data with PCs often will not occur. The complaint further alleges that, upon learning of the problem, Palm did not perform proper corrective measures for individual customers as set forth in the product warranty, among other things. The complaint alleges that Palm’s actions violate California’s Unfair Competition Law and constitute a breach of warranty. The complaint seeks restitution, disgorgement, damages, an injunction mandating corrective measures including a full replacement program for all allegedly defective m515s or, alternatively mandating a refund to all purported class members of the full purchase price for their m515s, and attorneys’ fees. The parties have begun the discovery process.

On or about June 17 and 19, 2003, respectively, two putative class action lawsuits were filed in the Court of Chancery in the State of Delaware in and for the County of New Castle against Palm, Handspring and various officers and directors of Handspring. The cases are captioned Goldhirsch v. Handspring, Inc., et al., Civil Action No. 20376-NC and Majarian v. Handspring, Inc., et al., Civil Action No. 20381-NC. The Majarian complaint was amended on or about June 23, 2003 to, among other things, delete certain previously named officer defendants. Both complaints allege that the officers and directors of Handspring breached their fiduciary duties to Handspring stockholders by, among other things, failing to undertake an appropriate evaluation of Handspring’s net worth as a merger or acquisition candidate and failing to maximize Handspring stockholder value by not engaging in a meaningful auction of Handspring. The Majarian complaint also alleges, among other things, that the officers and directors of Handspring breached their fiduciary duties by failing to act independently so that the interests of Handspring’s public stockholders would be protected and enhanced. Both complaints allege that Palm aided and abetted the alleged breaches of fiduciary duty of Handspring’s officers and directors. Both complaints seek, among other things, a preliminary and permanent injunction against the transaction, a recission of the transaction if it is consummated and unspecified damages. The Goldhirsch complaint also requests, among other things, that the Court order Handspring’s officers and directors to take all necessary steps to maximize stockholder value, including open bidding and/or an unspecified market check. Palm and Handspring believe that the lawsuits are without merit and intend to vigorously defend the cases.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. However, the payment and amount of dividends after the distribution will be subject to the discretion of our board of directors.

CAPITALIZATION

In connection with the separation of the Palm and PalmSource businesses, Palm issued to us an inter-company loan of $20.0 million, which will be contributed to us as a capital contribution immediately prior to the distribution, and since our incorporation has made additional net capital contributions to us in cash of $28.2 million, consisting of capital contributions of $31.1 million in fiscal year 2002 reduced by a capital distribution of $2.9 million during fiscal year 2003. An additional $6.0 million will be contributed to us as a capital contribution by Palm upon the distribution and we intend to issue a $15.0 million 5% convertible subordinated note payable to Texas Instruments, due December 2006, following the distribution. For a description of the 5% convertible subordinated note, see the section titled, “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.”

The following table sets forth our unaudited capitalization as of May 31, 2003. Our capitalization is presented:

•	On an actual basis (giving effect to the one for five reverse stock split on September 22, 2003); and

•	On a pro forma basis as of such date to give effect to: (i) the conversion of 3,333,333 shares of Series A Preferred Stock into 666,666 shares of our common stock; (ii) the filing of an amended and restated certificate of incorporation to re-capitalize the Class A, Class B and Class C common stock as common stock; (iii) the reservation of 5,000,000 shares of preferred stock; (iv) our intended issuance of a $15.0 million 5% convertible subordinated note payable to Texas Instruments; (v) the contribution of the $20 million intercompany loan and an additional $6 million capital contribution by Palm; and (vi) the one for five reverse stock split on September 22, 2003.

You should read the information set forth below together with “Summary Combined and Consolidated Financial Data,” our historical combined and consolidated financial statements, the notes to those statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Transactions” included elsewhere in this prospectus.

	As of May 31, 2003
	Actual	Pro Forma
		(Unaudited)
	(in thousands, except share data)
Long-term debt:
2.48% note payable to Palm, including accrued interest	$20,744	$—
5% convertible subordinated note	—	15,000
Redeemable convertible preferred stock, Series A, $0.001 par value; 10,000,000 and 0 shares authorized; 3,333,333 and 0 shares issued and outstanding actual and pro forma	20,000	—

Stockholders’ equity:
Common stock, $0.001 par value; 0 and 100,000,000 shares authorized actual and pro forma; 0 and 10,666,666 shares issued and outstanding actual and pro forma	—	11
Class A, $0.001 par value; 850,000,000 and 0 shares authorized actual and pro forma; 0 and 0 shares issued and outstanding actual and pro forma	—	—
Class B, $0.001 par value; 50,000,000 and 0 shares authorized actual and pro forma; 0 and 0 shares issued and outstanding actual and pro forma	—	—
Class C, $0.001 par value; 50,000,000 and 0 shares authorized actual and pro forma; 10,000,000 and 0 shares issued and outstanding actual and pro forma	10	—
Preferred stock, $0.001 par value; 40,000,000 and 5,000,000 shares authorized actual and pro forma; 0 and 0 shares issued and outstanding actual and pro forma	—	—
Additional paid-in capital	61,939	92,938
Accumulated other comprehensive income	448	448
Accumulated deficit	(36,117)	(36,117)

Total stockholders’ equity	26,280	57,280

Total capitalization	$67,024	$72,280

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected combined and consolidated financial data of PalmSource reflect our historical results of operations and balance sheet data. Our combined and consolidated statement of operations data set forth below for the years ended May 31, 2001, 2002, and 2003 and the combined and consolidated balance sheet data as of May 31, 2002 and 2003 are derived from our audited combined and consolidated financial statements included in this prospectus.

The combined and consolidated statement of operations data for the year ended May 31, 1999 and the combined and consolidated balance sheet data as of May 31, 1999 and 2000 are derived from our unaudited combined and consolidated financial statements that are not included in this prospectus. The combined and consolidated statement of operations data for the year ended May 31, 2000 and the combined and consolidated balance sheet data as of May 31, 2001 are derived from our audited combined and consolidated financial statements that are not included in this prospectus.

The unaudited pro forma data is presented giving effect to a one for five reverse stock split on September 22, 2003 and assuming the conversion of outstanding Series A mandatorily redeemable convertible preferred stock to common stock, and the re-capitalization of the issued and outstanding shares of common stock of PalmSource prior to the distribution. The unaudited pro forma balance sheet also gives effect to the intended issuance by PalmSource of a $15.0 million 5% convertible subordinated note due December 2006, payable to Texas Instruments and the contribution of the $20.0 million note payable to Palm as additional paid in capital, immediately prior to the distribution in accordance with the terms of the amended and restated intercompany loan agreement. The related accrued interest on the contributed Palm note will be due and payable to Palm within seven days of the distribution date. In addition, the unaudited pro forma balance sheet also gives effect to the contribution by Palm, in accordance with the terms of the letter agreement regarding cash contributions, of an additional $6.0 million in cash upon the distribution date. The unaudited pro forma basic and diluted net loss per share does not include the impact of interest expense related to the intended issuance of a $15.0 million 5% convertible subordinated note which will occur following the distribution. Interest payable on this note is payable semi-annually and the note is due and payable on December 6, 2006. For a description of the 5% convertible subordinated note, see the section titled, “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note.”

The financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented. See “Risk Factors—Risks Relating to Our Separation from Palm—Our historical financial information may not be representative of our results as a stand-alone company and, therefore, may not be reliable as an indicator of future results.” For periods prior to December 3, 2001, there is no revenue recorded from Palm, as the software license agreement with Palm was not effective until December 3, 2001. In addition, due to the acquisitions that we have made, and the change in our method of accounting for goodwill and intangible assets in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets effective June 1, 2001, our results of operations are not necessarily comparable between the periods presented. In addition, our historical combined and consolidated balance sheet data is not comparable to the pro forma balance sheet data due to the transactions anticipated to occur as of the distribution date discussed above. You should also read the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which describes a number of factors that have affected our financial results.

	Years Ended May 31,
	1999	2000	2001	2002	2003
	(Unaudited)
	(in thousands, except per share amounts)
Combined and Consolidated Statement of Operations Data:
Revenue:
Related party license and royalty	$—	$—	$1,035	$22,685	$49,066
Third-party license and royalty	987	6,421	24,259	19,485	18,379

Total license and royalty	987	6,421	25,294	42,170	67,445

Related party support and service	—	83	200	997	1,473
Third-party support and service	—	458	758	1,783	4,496

Total support and service	—	541	958	2,780	5,969

Total revenues	987	6,962	26,252	44,950	73,414
Cost of revenues:
License and royalty	1,086	2,021	3,980	8,482	7,539
Support and service	318	920	1,469	2,121	2,682

Total cost of revenues	1,404	2,941	5,449	10,603	10,221

Gross profit (loss)	(417)	4,021	20,803	34,347	63,193
Operating expenses:
Research and development	17,368	26,245	55,937	49,587	39,795
Sales and marketing	9,782	20,399	25,589	19,309	17,187
General and administrative	3,675	9,199	12,855	12,779	12,794
Amortization of intangibles	514	2,026	6,545	310	411
Restructuring charges	—	—	2,226	1,992	2,188
Separation costs	—	5,308	1,461	519	5,024
Purchased in-process technology	2,125	—	210	—	—

Total operating expenses	33,464	63,177	104,823	84,496	77,399

Loss from operations	(33,881)	(59,156)	(84,020)	(50,149)	(14,206)
Interest expense	(11)	(12)	(65)	(256)	(507)
Interest and other income (expense), net	85	(50)	76	(421)	(4,627)

Loss before income taxes	(33,807)	(59,218)	(84,009)	(50,826)	(19,340)
Income tax provision	—	1,499	9	421	2,420

Net loss	$(33,807)	$(60,717)	$(84,018)	$(51,247)	$(21,760)

Basic and diluted net loss per share	$(3.38)	$(6.07)	$(8.40)	$(5.12)	$(2.18)
Weighted average shares used in computing basic and diluted net loss per share(1)	10,000	10,000	10,000	10,000	10,000

Unaudited pro forma basic and diluted net loss per share					$(2.04)

Shares used in computing unaudited pro forma basic and diluted net loss per share amounts					10,667

(1)	50,000 shares of PalmSource Series A redeemable convertible preferred stock issued on December 3, 2001, the date of incorporation of PalmSource, were converted to 50,000,000 shares of Class C common stock on May 9, 2002 which were converted into 10,000,000 shares of Class C common stock based on a one for five reverse stock split on September 22, 2003. We used 10,000,000 shares outstanding for the purpose of calculating earnings per share for all periods presented.

	As of May 31,					Pro Forma as of May 31, 2003
	1999	2000	2001	2002	2003
	(Unaudited)	(Unaudited)				(Unaudited)
	(in thousands)
Combined and Consolidated Balance Sheet Data:
Cash and cash equivalents	$478	$656	$383	$30,688	$37,465	$43,465
Working capital (deficit)	(1,514)	(15,669)	(21,457)	16,890	20,750	26,006
Total assets	18,017	16,992	61,490	107,316	104,607	110,607
Note payable to Palm, including accrued interest	—	—	—	20,238	20,744	—
Long-term convertible subordinated debt	—	—	—	—	—	15,000
Series A redeemable convertible preferred stock	—	—	—	—	20,000	—
Total stockholders’ equity / net investment (deficit)	$12,431	$(12,869)	$29,611	$48,299	$26,280	$57,280

PALMSOURCE MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with the combined and consolidated financial statements and the related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements due to certain factors, including those discussed below, in “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading developer and licensor of a software platform that enables mobile information devices. Our software platform consists of operating system software and software development tools. We have also extended our platform with applications such as personal information management software, web browsers and e-mail. We license Palm OS to leading mobile information device manufacturers, including Garmin, Handspring, Kyocera, Lenovo (formerly known as Legend), Palm, Samsung and Sony. A wide range of mobile information devices incorporate our solutions, including PDAs, mobile phones, location-aware devices, entertainment devices, and industry-specific devices used in industries such as education, hospitality and healthcare.

Our 52-53 week fiscal year ends on the Friday nearest to May 31. Our fiscal quarters end on a Friday and are generally 13 weeks in length. For presentation purposes, we have presented our fiscal quarters as ending on August 31, November 30, February 28 and May 31. Unless otherwise stated, all years and dates refer to our fiscal year and fiscal quarters.

Our Separation from Palm

We were incorporated in December 2001 as a wholly-owned subsidiary of Palm to conduct substantially all of the business of its operating system software group. In connection with the separation of the two businesses, Palm contributed to us substantially all of the assets and liabilities comprising the Palm operating system software group, issued to us an inter-company loan of $20.0 million, which will be a contribution as additional paid-in-capital immediately prior to the distribution and since our incorporation has made additional net capital contributions to us of $28.2 million in cash, consisting of capital contributions of $31.1 million in fiscal year 2002 reduced by a capital distribution of $2.9 million during fiscal year 2003. An additional $6.0 million will be contributed to us as a capital contribution by Palm upon the distribution and we intend to issue a $15.0 million 5% convertible subordinated note payable to Texas Instruments, due December 6, 2006, following the distribution. For a description of the 5% convertible subordinated note see the section titled “—Liquidity and Capital Resources—The Convertible Note.”

We have entered into a number of agreements that govern the separation of our business operations from Palm. In general, these agreements provide for the transfer from Palm to us of assets comprising our business and the assumption by us of liabilities relating to our business. The separation agreements, in some cases, allocate various costs between the parties and require us to indemnify Palm for certain liabilities Palm may incur. We have also entered into an agreement with Palm for the licensing to Palm of Palm OS for use in the manufacturing of Palm’s mobile information devices. All of the agreements we entered into with Palm were entered into in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Palm. As a result, the terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. Please see the section titled “The PalmSource Separation” for a more detailed summary of the separation related agreements with Palm and the software license agreement with Palm.

Our operating results historically have been included in Palm’s consolidated U.S. income tax return and consolidated, combined or unitary state income returns and in tax returns of certain foreign subsidiaries. The income tax provision in our financial statements has been determined on a separate-return basis. Pursuant to our tax sharing agreement with Palm, $65.4 million of deferred tax assets are deemed attributes of Palm. Accordingly, we will not be able to use these deferred tax assets to offset our corresponding tax liabilities.

We must also negotiate new or revised agreements with various third parties as a separate, stand-alone entity. We cannot assure you that the terms we will be able to negotiate will be as favorable as those we enjoyed as part of Palm. In addition, we benefited from various economies of scale as part of Palm, including shared administrative functions, facilities and sales and marketing organizations. We expect that our costs in some cases will increase as a result of the loss or renegotiation of these agreements, which may not be offset by cost savings in other areas.

Business

Our revenues consist of license and royalty and support and service revenues. We primarily generate revenue by licensing Palm OS to mobile information device manufacturers and providing support and services to our licensees. We also derive revenues from our Palm OS Ready program participants. We present revenues from Palm and Sony separately as related party revenues.

License and royalty revenues consist principally of revenues earned under software license agreements with manufacturers of mobile information devices. Historically, our license agreements with these manufacturers generally provide for an upfront license fee and additional royalties based on the number of units sold by the licensee incorporating Palm OS. We recognize license and royalty revenues when a signed contract exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. License and royalty revenues from upfront license fees under our agreements are generally recognized over the term of the agreement. License and royalty revenues from royalty fees are generally recognized on a per-unit or net sales royalty basis based on contractually reported information from licensees. Currently, the majority of our royalty revenue stream is derived from licensees with a royalty fee that is calculated on a net sales basis. The royalty rate generally ranges from 3% to 6% of net sales based on the average selling price of the licensee’s Palm Powered device. Payments received in advance of royalties being earned are recorded as deferred revenue.

Our license agreements with licensees may contain minimum commitments. For example, under the Palm software license agreement, minimum annual license and royalty commitments consist of $40.0 million, $37.5 million, $39.0 million, $41.0 million and $42.5 million during each of the contract years expiring on December 3, 2002, 2003, 2004, 2005, and 2006, respectively. Handspring currently has minimum license and royalty commitments of $1.5 million for each of Handspring’s fiscal quarters through the term of its license agreement with us. However, as a result of the Handspring merger, the Handspring license agreement will terminate, we will no longer be entitled to the $1.5 million quarterly minimum commitments and revenue from the sale of Handspring products may be used instead by Palm to satisfy Palm’s minimum commitments if necessary. As a result of the merger, we are losing $6.0 million in annual contractual minimum commitments through June 2009 and our revenue from Palm and Handspring will decline if the merger does not result in significant increased sales by Palm following the merger. We calculate minimum commitment shortfalls on a quarterly or annual basis based on the terms of the respective license agreement. Shortfalls, if any, are recorded in the period that the minimum commitment becomes due to us.

Support revenues consist primarily of fees for providing software updates and technical support for software products to our licensees and service revenues represent product development, engineering services, consulting and training for our licensees and, to a lesser extent, to third-party application developers. Support revenues are deferred and recognized ratably over the term of the agreement. Service revenues are generally billed on a time-and-materials basis, and the revenues are generally recognized as the services are performed.

Generally, our licensees experience higher seasonal demand for their products during our second and third fiscal quarters. We believe that this seasonality is primarily the result of the winter holiday season. In addition, certain licensees, including Palm, satisfy the remaining amount of their yearly minimum commitments, if necessary, in our third fiscal quarter. Historically, these factors have resulted in a substantial increase in revenues for our third fiscal quarter as compared to other quarters in the fiscal year.

An important part of our strategy is to increase our international sales, particularly in the European and Asia Pacific markets. Certain countries in which we currently license or may in the future license our technology require significant withholding taxes on payments for intellectual property that we may not be able to offset against our U.S. tax obligations. In addition, international tax authorities may re-characterize some of our engineering fees as license fees, which could result in increased tax withholdings and penalties.

Current Trends Affecting Our Operating Results

Concentration of Our Customers.    We currently depend on Palm and, to a lesser extent, Sony and Handspring for a large percentage of our revenues. Revenues from Palm were not recorded until December 3, 2001, the effective date of our software license agreement with Palm. Had we applied the terms of the software license agreement to the periods prior to December 3, 2001 when we were an integrated business unit within Palm, the percentage of our revenue from Palm would have been substantially higher for the years ended May 31, 2001 and 2002. Revenues and percentage of total revenues from Palm, Sony and Handspring for the years ended May 31, 2001, 2002 and 2003 were as follows (in millions):

	Years Ended May 31,
	2001		2002		2003
	Revenue	% of Total Revenue	Revenue	% of Total Revenue	Revenue	% of Total Revenue
Palm	$—	0%	$18.4	41.0%	$39.3	53.5%
Sony	$1.2	4.7%	$5.3	11.7%	$11.2	15.3%
Handspring	$16.9	64.4%	$10.0	22.2%	$6.4	8.8%

Although we have recently expanded our number of licensees, many of these new licensees have yet to introduce products on the market or sell significant numbers of units based on Palm OS. We expect that Palm and Sony will continue to account for a substantial portion of our revenue for the foreseeable future. However, we expect that revenue from Palm will gradually decline over time as a percentage of our overall revenue. Our license agreement with Palm will expire in December 2006, our license arrangement with Sony will expire in October 2012 and our license agreement with Handspring will expire upon the closing of the Handspring merger. Following the Handspring merger, royalties from the sale of Handspring products will be subject to the terms of our license agreement with Palm and revenue from the sale of Handspring products may be used by Palm to satisfy Palm’s minimum commitments if necessary. Each of these licensees can cease selling Palm Powered products at any time, subject to their minimum commitment requirements, if any. We cannot assure you that we will be able to renegotiate these licensing agreements on favorable terms, if at all, once they expire.

Industry Dynamics.    The software industry is characterized by several trends that may have a material impact on our strategic planning, results of operations and financial condition. One key trend has been the decline in spending on information technology by enterprises and consumers as a result of the weakened global economy. Simultaneously with this economic weakness, we are seeing an increasingly competitive environment among mobile information device manufacturers. As a result of a number of competitive factors, mobile device manufacturers are increasingly developing products at lower price points in addition to facing downward pricing pressures on higher end products. As a result, some of our licensees, including Palm, are experiencing declining average selling prices and declining volume. These declines adversely impact the royalties that we earn on licenses that are based on a percentage of Palm Powered device revenues. Currently, minimum commitments, primarily from Palm, and to a lesser extent other licensees, partially offset the impact of these declining royalties on our operating results. We cannot assure you that we will be able to renegotiate new minimum commitments from these licensees when these contracts expire or that we will be able to sufficiently increase our revenue from other sources to offset this decline. The Handspring merger will result in the termination of our license agreement with Handspring and the associated $1.5 million quarterly minimum commitment. Partially in response to these trends, we have undertaken a number of restructuring efforts to realign our cost structure with our business operations. During the third quarter of fiscal year 2003, restructuring actions consisted of workforce reductions primarily in the United States and facilities and property and equipment disposed of or removed from service. Restructuring charges relate to the implementation of these actions to better align our expense structure with our revenues. Prior restructuring actions were taken in the second quarter of fiscal year 2002 and the fourth quarter of both fiscal years 2001 and 2002.

Historically, we have generated revenues from a mix of upfront license fees and per unit royalties. We have generally recognized upfront license fees from subscription license agreements over the term of such agreements, which has provided us with more visibility about our revenue streams than royalty-based revenues, and has provided us with accelerated cash flows. Recently, we have witnessed a trend in the software industry away from the payment of upfront license fees in favor of royalty fees based upon products sold. We expect to experience a significant decline in our upfront license fees and, as a result, we expect our deferred revenues to decline over time.

As the market for PDAs matures, we expect that our future revenue growth will come from other mobile information devices, in particular smartphones, that incorporate Palm OS. If we are unsuccessful in penetrating the markets for these other devices or such markets do not develop as anticipated, our revenues will suffer. To compete in the smartphone and other new markets and as we continue to expand our product offering to penetrate new markets and industries, we expect to enhance Palm OS by licensing additional technologies from third-party vendors. We will need to negotiate favorable terms on these third-party royalty contracts, or our cost of license revenue and our gross margins could decrease.

Acquisitions

During November 2001, we purchased specific assets of Be Incorporated, or Be, including substantially all of Be’s intellectual property and other technology assets, and hired a substantial majority of Be’s engineers. Be was a provider of software solutions designed specifically for Internet appliances and digital media. During March 2001, we completed the acquisition of peanutpress.com, Inc., or peanutpress, which is now known as Palm Digital Media. peanutpress was a provider of electronic books, or eBooks, and Internet-based content management services. peanutpress developed, archived, hosted, and securely distributed eBook collections on behalf of publishers of books. During February 2001, we completed the acquisition of WeSync.com, Inc., or WeSync, which was a provider of wireless synchronization technologies. WeSync’s technologies enabled work and personal groups using the company’s free web-based service to share and synchronize changes to calendars and contacts on handhelds running Palm OS and PCs. During May 2000, we completed the acquisition of Actual Software Corporation, or Actual Software, which was a developer of e-mail software for the Palm OS operating system. In February 1999, we acquired Smartcode Technologie SARL, or Smartcode, which was a developer and provider of wireless data communications and Internet access software technology. We acquired Smartcode for its engineering resources and familiarity with wireless technologies and related areas of expertise. All of these acquisitions were accounted for under the purchase method of accounting and, accordingly, our results of operations are not necessarily comparable between periods.

Dispositions

On August 29, 2003, we sold the Palm Digital Media product line to PalmGear. For a more detailed discussion of the sale of the Palm Digital Media product line, see Note 16 to the Combined and Consolidated Financial Statements.

Non-Cash Compensation Charge

On August 1, 2003, in connection with the option exchange program approved by our board of directors on June 30, 2003, certain key PalmSource executives returned for cancellation 1,042,000 stock options to purchase our common stock. On August 4, 2003, in exchange for these cancelled options, these executive officers received 689,490 shares of our restricted common stock, at a per share price equal to the par value of our common stock, subject to a repurchase right in our favor, which lapses over the next two years. On August 4, 2003, we also made grants of restricted stock to certain of our executive officers outside of the option exchange program in an aggregate amount of 243,475 shares, consisting of waiver grants of 170,300 shares and stock bonus grants of 73,175 shares at a price per share equal to the par value of our common stock, subject to a repurchase right in our favor, which lapses over the next two years. The granting of such restricted stock at a price below our common stock’s assumed fair market value will result in a non-cash compensation charge of an aggregate of approximately $14.0 million, which is to be amortized over the vesting period. Amortization under the accelerated method will result in a stock-based compensation charge of approximately $8.7 million, $4.7 million, and $0.6 million in fiscal years 2004, 2005 and 2006, respectively. Any repurchases of unvested restricted stock would result in a reversal of a portion of this charge. See the sections titled “PalmSource Management—Option Exchange Program,” “PalmSource Management—Waiver Grants” and “PalmSource Management—Executive Stock Bonus Grants.”

Basis of Presentation

We have historically operated as an integrated component of Palm’s business. For periods prior to our separation from Palm, our combined financial statements have been derived from the consolidated financial statements and accounting records of Palm using the historical results of operations and historical bases of the assets and liabilities of Palm and presented on a retroactive basis as if the separation had been in effect for all periods presented. Revenue from Palm has been presented based on the terms of the software license agreement effective on December 3, 2001. Our combined and consolidated statements of operations do not show what our revenue would have been had the software license agreement with Palm been in effect for periods prior to December 3, 2001 for sales by Palm of Palm Powered devices and for support and services provided by the PalmSource business group within Palm. Cost of sales has been derived based on the activities and functions in place at that time using the historical results of operations for all periods presented. The combined and consolidated financial statements include allocations to us of certain shared expenses, including centralized legal, finance and accounting, human resources, insurance, executive management, treasury, real estate, information technology, sales and marketing and engineering, and other Palm corporate services and infrastructure costs. The expense allocations have been determined on bases that Palm and we considered to be a reasonable reflection of the use of the services provided to us or the benefit received by us. These allocations and charges are calculated on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenue, or the specific level of activity directly related to these costs. Our reliance on Palm for theses services has gradually declined since our separation from Palm in December 2001 as we have established our own independent systems and infrastructure for administration, management and other services. We expect to receive nominal services from Palm after the distribution, such as filing consolidated tax returns.

The financial information presented in this prospectus is not necessarily indicative of our financial position, results of operations or cash flows in the future, nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in PalmSource’s combined and consolidated financial statements and the accompanying notes. The amounts of assets and liabilities reported on our balance sheets and the amounts of revenues and expenses reported for each of our fiscal periods are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allocations from Palm, goodwill impairment, loss contingencies, restructuring, and income taxes. Actual results could differ from these estimates. The following critical accounting policies are significantly affected by judgments, assumptions and estimates used in the preparation of the combined and consolidated financial statements.

Revenue Recognition.    The accounting related to revenue recognition in the software industry is complex and affected by interpretations of the rules and an understanding of industry practices, both of which are subject to change. Consequently, the revenue recognition accounting rules require management to make significant judgments. We recognize revenue as discussed above and follow the detailed guidelines discussed in Note 2 of Notes to Combined and Consolidated Financial Statements.

Many of our license contracts contain multiple elements including support. We have determined the fair value of our bundled support arrangements based on: the price charged when the element is sold separately by us or the contractually stated renewal rate. Accordingly, when contracts contain multiple elements wherein vendor specific objective evidence of fair value exists for all undelivered elements and for which fair value has not been established for delivered elements, we recognize revenue on the delivered element using the “Residual Method” as defined by the American Institute of Certified Public Accountants Statement of Position No. 98-9. When arrangements include bundled professional services and the pattern of performance over the term of the agreement is not discernable or if an arrangement includes ongoing support for which vendor specific objective evidence of fair value does not exist, the entire fee is recognized ratably over the term of the arrangement.

Allocations from Palm.    Significant assumptions and estimates have been used in the determination of cost allocations from Palm included in our combined and consolidated financial statements and the preparation of our historical financial information prior to our separation from Palm. These allocations and charges are calculated on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenue, or the specific level of activity directly related to such costs. Accordingly, our combined and consolidated financial statements may not be representative of future performance or what they would have been had we operated as a separate stand-alone entity during the periods presented.

Goodwill Impairment.    We perform an evaluation of the carrying value of goodwill on an annual basis or whenever an event or change in circumstances occurs which would indicate potential impairment. In response to changes in industry and market conditions, we may strategically realign our resources that could result in an impairment of goodwill. We cannot assure you that future impairment tests will not result in a charge to earnings.

Loss Contingencies.    We are subject to various loss contingencies arising in the ordinary course of business including patent infringement claims and other litigation. We accrue for estimated loss contingencies, when a loss is probable and can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

Restructuring.    Effective for calendar year 2003, in accordance with Statement of Financial Accounting Standards, or SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supersedes Emerging Issues Task Force Issue 94-3, or EITF Issue No. 94-3, Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), we record liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF Issue No. 94-3, we accrued for restructuring costs on commitment to a firm exit plan that specifically identified all significant actions to be taken. We reassess restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities and we record new restructuring accruals as liabilities are incurred.

Income Taxes.    Our income tax provision has been determined on a separate return basis as if we had operated as a stand-alone entity. Our operating results were historically included in the tax returns of Palm and certain foreign subsidiaries. We have estimated our income taxes that would have related to our business in each of the jurisdictions in which we operate as if we had historically operated on a stand-alone basis. We have established a valuation allowance against our deferred tax assets for all periods presented based on our estimates of future taxable income.

Results of Operations

The results of operations table presents operating data as a percentage of total revenues for the periods indicated:

	Years Ended May 31,
	2001	2002	2003
Revenues:
Related party license and royalty	4.0%	50.5%	66.9%
Third party license and royalty	92.4	43.3	25.0

Total license and royalty	96.4	93.8	91.9

Related party support and service	0.7	2.2	2.0
Third party support and service	2.9	4.0	6.1

Total support and service	3.6	6.2	8.1

Total revenues	100.0	100.0	100.0
Cost of revenues:
License and royalty	15.2	18.9	10.2
Support and service	5.6	4.7	3.7

Total cost of revenues	20.8	23.6	13.9

Gross margin	79.2	76.4	86.1
Operating expenses:
Research and development	213.0	110.3	54.2
Sales and marketing	97.5	43.0	23.4
General and administrative	49.0	28.4	17.4
Amortization of intangibles	24.9	0.7	0.6
Restructuring charges	8.5	4.4	3.0
Separation costs	5.6	1.2	6.8
Purchased in-process technology	0.8	0.0	0.0

Total operating expenses	399.3	188.0	105.4

Loss from operations	(320.1)	(111.6)	(19.3)
Interest expense	(0.2)	(0.6)	(0.7)
Interest and other income (expense), net	0.3	(0.9)	(6.3)

Loss before income taxes	(320.0)	(113.1)	(26.3)
Income tax provision	0.0	0.9	3.3

Net loss	(320.0)%	(114.0)%	(29.6)%

Comparison of Fiscal Years Ended May 31, 2001, 2002 and 2003

Related party license and royalty revenues.    Related party license and royalty revenues were $1.0 million in fiscal year 2001, $22.7 million in fiscal year 2002, and $49.0 million in fiscal year 2003, representing an increase of 2092% from fiscal year 2001 to 2002, and an increase of 116% from fiscal year 2002 to 2003. License and royalty revenues from Palm, consisting primarily of royalty fees received from shipment of PDAs were $0 million, $17.6 million, and $38.1 million in fiscal year 2001, 2002, and 2003, respectively. License and royalty revenues from Sony were $1.0 million, $5.1 million, and $10.9 million in fiscal years 2001, 2002, and 2003, respectively. The increase in license and royalty revenues from fiscal year 2001 to 2002 was due to no Palm revenues recorded prior to December 3, 2001, the effective date of the software license agreement, compared to five months of Palm revenue recorded in fiscal year 2002. PalmSource recognizes royalty revenue from Palm in the period royalty information is reported to us, generally one month subsequent to the ship date.

The increase in license and royalty revenues from fiscal year 2002 to 2003 was due to a full year of Palm revenue recorded in fiscal year 2003, compared to five months of Palm revenue reported in fiscal year 2002. In fiscal year 2003, we received a payment of $3.6 million from Palm as a result of Palm’s shortfall under its minimum annual commitment for the annual contractual period ending December 3, 2002.

PalmSource’s business principally supported the operating system for Palm Powered devices prior to December 3, 2001, which is the effective date of the software license agreement with Palm. No revenue from Palm prior to the effective date of the software license agreement has been imputed. For fiscal years 2001, 2002 and 2003, we believe the handheld market experienced an overall decline caused by reduced growth in the handheld industry. For example, Palm revenue was $1.6 billion in fiscal year 2001, $1.0 billion in fiscal year 2002 and $0.9 billion in fiscal year 2003 as a result of lower average selling prices and lower unit shipments. If the software license agreement with Palm had been in place prior to December 3, 2001, our revenue would have shown a corresponding decline reflective of the market conditions and our reliance on revenue from Palm.

Third party license and royalty revenues.    Third party license and royalty revenues were $24.3 million in fiscal year 2001, $19.5 million in fiscal year 2002, and $18.4 million in fiscal year 2003, representing a decrease of 20% from fiscal year 2001 to 2002 and a decrease of 6% from fiscal year 2002 to 2003. License and royalty revenues from Handspring were $16.7 million in fiscal year 2001, $9.8 million in fiscal year 2002, and $6.2 million in fiscal year 2003. The decreases in license and royalty revenues from fiscal year 2001 to 2002 and from fiscal year 2002 to 2003 were principally due to lower royalties received from Handspring on royalties that are computed as a percentage of Handspring revenues from the sale of Palm Powered devices, offset by increased license fees from new license agreements. On completion of the Handspring merger with Palm, Handspring contractual minimum commitments of $1.5 million per quarter will cease.

Related party support and service revenues.    Related party support and service revenues were $0.2 million in fiscal year 2001, $1.0 million in fiscal year 2002, and $1.5 million in fiscal year 2003, representing an increase of 399% from fiscal year 2001 to 2002, and 48% from fiscal year 2002 to 2003. Support and service revenues from Palm were $0 million in fiscal year 2001, $0.8 million in fiscal year 2002, and $1.2 million in fiscal year 2003. Support and service revenues from Sony were $0.2 million in both fiscal years 2001 and 2002, and $0.3 million in fiscal year 2003. The increases from fiscal year 2001 and 2002 and from fiscal year 2002 to 2003 were primarily due to no Palm revenues reported prior to December 3, 2001, the effective date of the software license agreement, compared to six months of Palm revenues reported in fiscal year 2002 and to the establishment of the professional services business during the fourth quarter of fiscal year 2002.

Third party support and service revenues.    Third party support and service revenues were $0.8 million in fiscal year 2001, $1.8 million in fiscal year 2002, and $4.5 million in fiscal year 2003, representing an increase of 135% from fiscal year 2001 to 2002, and 152% from fiscal year 2002 to 2003. The increases from fiscal year 2001 to 2002 and from fiscal year 2002 to 2003 were due to the increase in the number of new and existing licensees with maintenance and support agreements and the establishment of the professional services business during the fourth quarter of fiscal year 2002.

Cost of license and royalty revenues.    Cost of license and royalty revenues principally represents royalty payments to third party technology vendors and amortization of purchased intangible assets. The majority of our cost of license and royalty revenues are of a fixed nature, either amortization of purchased intangibles or term license fees paid to technology vendors recognized ratably, and are not directly related to or allocable to either third party or related party revenues. Cost of license and royalty revenues was $4.0 million in fiscal year 2001, $8.5 million in fiscal year 2002, and $7.5 million in fiscal year 2003, representing 15.2%, 18.9%, and 10.2% of total revenues, respectively. The increases in cost of license and royalty revenues from fiscal year 2001 to 2002 in absolute dollars and as a percentage of total revenues were primarily due to the increase of $2.8 million in amortization of purchased intangibles from the WeSync, peanutpress, and Be acquisitions. In addition, royalty payments to eBook content providers contributed to the increase in cost of license and royalty revenues by $0.6 million. The remaining increase in cost of license and royalty revenues was primarily due to additional royalty payments to new and existing third-party technology vendors. The decrease in cost of license and royalty revenues from fiscal year 2002 to 2003 in absolute dollars and as a percentage of total revenues was primarily due to a reduction of approximately $1.1 million in amortization of purchased intangibles as certain WeSync and Smartcode intangible assets became fully amortized, which was partially offset by the increase in royalty payments to new and existing third-party technology vendors. We expect a decline of approximately $3.8 million in amortization of purchased intangible assets from fiscal year 2003 to fiscal year 2004 as certain intangible assets become fully amortized. We expect this decrease to be partially offset by increased royalty payments to third-party vendors to support new versions and features of PalmOS.

Cost of support and service revenues.    Cost of support consists of costs to provide software updates and technical support for software products, and cost of service represents costs to provide product development, engineering services, consulting and training. The cost of our support revenues are principally of a fixed nature and are not directly related to or allocable to either third party or related party revenues. The cost of service revenues vary by project, but are generally comparable for both third party and related party service revenues. Cost of support and service revenues was $1.5 million in fiscal year 2001, $2.1 million in fiscal year 2002, and $2.7 million in fiscal year 2003, representing 5.6%, 4.7%, and 3.7% of total revenues, respectively. The increases in cost of support and service revenues in absolute dollars from fiscal year 2001 to 2002 was due to increased support and service personnel to support new licensees and approximately $0.3 million increased costs associated with the establishment of our professional services organization in the fourth quarter of 2002. The decrease as a percentage of total revenues from fiscal year 2001 to 2002 was due to the increase in total revenues in fiscal year 2002 compared to fiscal year 2001 and partially offset by increased personnel related costs. The increase in cost of support and service revenues in absolute dollars from fiscal year 2002 to 2003 was primarily due to approximately $0.6 million in costs associated with the growth of our professional services business. The decrease as a percentage of total revenues from fiscal year 2002 to 2003 was due to the increase in total revenues in fiscal year 2003. We expect support and service gross profit to increase in the future as professional services revenue continues to grow and economies of scale are achieved in the support organization.

Research and development expenses.    Research and development expenses consist primarily of personnel and related costs to support our product development and related information technology and facilities costs. Research and development expenses were $55.9 million in fiscal year 2001, $49.6 million in fiscal year 2002, and $39.8 million in fiscal year 2003, representing a decrease of 11% from fiscal year 2001 to 2002 and a decrease of 20% from fiscal year 2002 to 2003. Research and development expenses as a percentage of total revenues were 213.0% in fiscal year 2001, 110.3% in fiscal year 2002, and 54.2% in fiscal year 2003. The decreases in research and development expenses in absolute dollars for all years were due to restructuring efforts effected to realign our resources with our business plan. The decrease in research and development expenses as a percentage of total revenues from fiscal year 2001 to 2002 was due to the approximately $6.4 million decline in research and development expenses and the increase in total revenues in fiscal year 2002 compared to fiscal year 2001, as revenues from Palm were not recorded until December 3, 2001, the effective date of the software license agreement. The decrease in research and development expenses as a percentage of total revenues from fiscal year 2002 to 2003 was due to the approximately $9.8 million decline in research and development expenses and the increase in total revenues in fiscal year 2003. We expect research and development expense to fluctuate in response to market conditions and economic trends.

Sales and marketing expenses.    Sales and marketing expenses consist primarily of personnel and related costs of our direct sales force and marketing staff and the cost of marketing programs, including advertising, trade shows, promotional materials and customer conferences and related information technology and facilities costs. Sales and marketing expenses were $25.6 million in fiscal year 2001, $19.3 million in fiscal year 2002, and $17.2 million in fiscal year 2003, representing a decrease of 25% from fiscal year 2001 to 2002 and a decrease of 11% from fiscal year 2002 to 2003. Sales and marketing expenses as a percentage of total revenues were 97.5% in fiscal year 2001, 43.0% in fiscal year 2002, and 23.4% in fiscal year 2003. The decrease in absolute dollars from fiscal year 2001 to fiscal year 2002 were primarily due to a decrease of $2.9 million in costs allocated from Palm and a decrease of $2.3 million from downsizing our international operations. The decrease in absolute dollars from fiscal year 2002 to fiscal year 2003 were due to lower expenses incurred associated with the

PalmSource developer conference. The cost of the PalmSource developer conference decreased approximately $2.7 million, from fiscal year 2002 to fiscal year 2003, due to a shift in format from a large global conference to lower cost regional conferences. The decreases in sales and marketing expenses as a percentage of total revenues are due to the above factors and the increase in total revenues from 2001 to 2002 and 2002 to 2003. We expect sales and marketing expenses to fluctuate in response to market conditions, economic trends, the cost and timing of future PalmSource developer conferences and the impact of stock-based compensation charges.

General and administrative expenses.    General and administrative expenses consist primarily of personnel and related costs for general corporate functions, including executive, legal, finance, accounting, human resources and related information technology and facilities costs. General and administrative expenses were $12.9 million in fiscal year 2001 and $12.8 million in both fiscal years 2002 and 2003, representing a decrease of 1% from fiscal year 2001 to 2002 and no change from fiscal year 2002 to 2003. General and administrative expenses as a percentage of total revenues were 49.0% in fiscal year 2001, 28.4% in fiscal year 2002, and 17.4% in fiscal year 2003. The decrease in general and administrative expenses as a percentage of total revenues from fiscal year 2001 to 2002 was due to an increase in total revenues in fiscal year 2002 compared to fiscal year 2001 as revenues from Palm were not recorded until December 3, 2001, the effective date of the software license agreement. The decrease in general and administrative expenses as a percentage of total revenues from fiscal year 2002 to 2003 was primarily due to an increase in total revenues in fiscal year 2003. We expect general and administrative expenses to increase as we establish our own, separate administrative functions and negotiate new or revised agreements with various third parties as a separate, stand-alone company and as result of a stock-based compensation charge we will incur in connection with the issuance of our restricted stock on August 4, 2003. See the section titled “—Non-cash Compensation Charge.” These cost increases include additional expenses such as directors and officers insurance. In addition, we may not enjoy the benefits of economies of scale that were previously available to us as part of Palm.

Amortization of intangibles.    Amortization of intangibles consisting of amortization related to our acquisitions was $6.5 million in fiscal year 2001, $0.3 million in fiscal year 2002, and $0.4 million in fiscal year 2003. The decrease in amortization of intangibles from fiscal year 2001 to 2002 was due to the cessation of amortization of goodwill on adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” effective June 2, 2001. Goodwill amortization was $5.7 million in fiscal year 2001, whereas no goodwill was amortized in fiscal year 2002 due to the accounting change. The slight increase in amortization of intangibles from fiscal year 2002 to 2003 was primarily due to a full year’s amortization cost in fiscal year 2003 related to our acquisition of Be in November 2001. We expect a decline of approximately $0.2 million in amortization of intangibles from fiscal year 2003 to fiscal year 2004 as certain intangible assets become fully amortized.

Restructuring charges.    Restructuring charges principally consisted of workforce reductions, including severance, benefits, related expenses and facility closings. Restructuring charges were $2.2 million in fiscal year 2001, $2.0 million in fiscal year 2002 and $2.2 million in fiscal year 2003. The restructuring charges in fiscal year 2001 related to the implementation of a series of cost reduction actions in response to the economic slowdown. The restructuring charges primarily consisted of workforce reduction costs for severance, benefits and related costs and costs related to lease commitments for excess facilities. The restructuring charges in fiscal year 2002 consisted of an estimated loss on lease commitments for excess facilities, as well as workforce reduction costs primarily related to severance, benefits and related costs. The restructuring actions initiated in fiscal year 2002 have been completed. The restructuring charges in fiscal year 2003 were primarily workforce reduction costs for severance, benefits and related costs associated with a reduction of 60 regular employees. In accordance with SFAS No. 146, restructuring costs are recorded as incurred. Restructuring charges for employee workforce reductions are recorded upon employee notification for employees whose required continuing service period is 60 days or less. Headcount reductions from the fiscal year 2003 restructuring action are essentially complete and remaining costs are expected to be settled in fiscal year 2004, resulting in annual savings of approximately $9.6 million.

Separation costs.    Separation costs are generally consulting and professional fees related to separating our business from Palm’s Solutions Group business. Separation costs were $1.5 million in fiscal year 2001, $0.5 million in fiscal year 2002, and $5.0 million in fiscal year 2003. Separation costs in fiscal year 2001 consisted of costs related to Palm’s separation from 3Com based on the allocation methodology for Palm corporate expenses described in Note 13 of Notes to Combined and Consolidated Financial Statements. Separation costs in fiscal years 2002 and 2003 primarily consisted of costs related to the establishment of PalmSource as a separate independent company. We expect to continue to incur separation costs related to our separation from Palm through the second quarter of fiscal year 2004.

Purchased in-process technology.    Purchased in-process technology in fiscal year 2001 was a result of our acquisition of peanutpress. Approximately $0.2 million of the purchase price of peanutpress represented purchased in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to operations. There was no purchased in-process technology in fiscal years 2002 and 2003.

Interest expense.    Interest expense was $0.1 million in fiscal year 2001, $0.3 million in fiscal year 2002, and $0.5 million in fiscal year 2003. The increase in interest expense from fiscal year 2001 to 2002 and from fiscal year 2002 to 2003 was primarily due to interest on our $20.0 million 2.48% note payable to Palm. We expect interest expense to increase after the distribution date due to interest on the $15.0 million 5% convertible subordinated note payable to Texas Instruments intended to be issued, partially offset by the decrease in interest paid to Palm as a result of the contribution to our capital by Palm of the $20 million note payable to Palm that bears interest at 2.48%.

Interest and other income (expense), net.    Other income was $0.1 million in fiscal year 2001. Other expense was $0.4 million in fiscal year 2002 and $4.6 million in fiscal year 2003. The change in other income (expense) from fiscal year 2001 to 2002 was primarily due to $0.3 million paid to Palm for expenses relating to a $50.0 million bond posted by Palm pending resolution of the Xerox litigation and a $0.1 million increase in foreign currency fluctuations on realized gains and losses, partially offset by a $0.1 million increase in interest income as we established our own cash accounts subsequent to our separation from Palm in December 2001. The increase in other expense from fiscal years 2002 to 2003 was primarily due to a $3.2 million charge to write down an investment in a private equity security, which had been carried at cost and for which we determined the decline in value of our entire investment to $0.8 million to be other than temporary. The increase was also due to $1.3 million paid to Palm for expenses relating to a $50.0 million bond posted by Palm pending resolution of the Xerox litigation. The bond was released in April 2003, and accordingly, we expect other expense to decrease in future periods.

Income tax provision.    Income tax provision was $9,000 in fiscal year 2001, $0.4 million in fiscal year 2002, and $2.4 million in fiscal year 2003. We incurred net operating losses for the three fiscal years and, as a result, we did not record a benefit for temporary differences and maintained a full valuation allowance. The increase in income tax provision from fiscal years 2002 to 2003 was primarily due to $2.0 million of foreign withholding taxes for which no credit is currently available against U.S. taxes due to our net loss position.

Liquidity and Capital Resources

Cash Flows

Historically, Palm has managed cash on a centralized basis, collecting cash receipts associated with our business and providing us with funding to cover our expenses. We established our own cash accounts upon our separation from Palm in December 2001. Net transfers to and from Palm have historically been recorded as additional net investment by Palm or as a distribution to Palm.

Net cash used for operating activities was $72.8 million in fiscal year 2001, $45.4 million in fiscal year 2002, and $8.9 million in fiscal year 2003, resulting primarily from our net losses. We received no revenues from Palm prior to December 3, 2001, the effective date of our software license agreement with Palm. Accordingly, our historical net loss and net cash used for operating activities for fiscal year 2001 and fiscal year 2002 may not be representative of our results had we been a stand-alone company or if our software license agreement with

Palm had been in effect for all periods presented. Our net cash flows from operating activities have fluctuated significantly between periods, partially due to the timing and amount of upfront initial license fees. If we are unable to obtain significant upfront fees or increase our revenues faster than our expenses, we may be unable to generate positive cash flows from operations in the future.

Net cash used for investing activities was $50.8 million in fiscal year 2001, $2.6 million in fiscal year 2002, and $3.4 million in fiscal year 2003. We have historically used cash for acquisitions of businesses with complementary technologies and for the purchase of property, plant and equipment. We anticipate capital expenditures for property, plant and equipment to be approximately $3.0 million in fiscal year 2004. We may use cash resources to pursue strategic acquisitions or investments in other companies that provide products and services that are complementary to ours.

Net cash provided by financing activities was $123.2 million in fiscal year 2001, $78.3 million in fiscal year 2002, and $19.1 million in fiscal year 2003. Historically Palm has been our principal source of cash from financing activities. Palm provided a $20.0 million long-term note to us to fund our working capital requirements. Immediately prior to the distribution, Palm will contribute the $20.0 million note payable to us as a capital contribution. Since our incorporation, Palm has made additional net capital contributions in cash of $28.2 million. An additional $6.0 million in cash will be contributed as capital by Palm and a $15.0 million 5% convertible subordinated note due December 2006, is intended to be issued by us following the distribution. See the section titled “—The Convertible Note” below for a more detailed description of the note. Palm will no longer be a source of financing to us subsequent to the distribution; therefore, we may require or choose to obtain additional debt or equity financing in the future. In October 2002, we received an investment of $20.0 million from Sony Corporation for 3,333,333 shares of our Series A preferred stock at a purchase price of $6.00 per share, which will convert into 666,666 shares of our common stock upon the distribution (taking into account the one for five reverse stock split). The shares of preferred stock automatically convert into shares of our common stock immediately prior to the distribution.

Our liquidity is affected by many factors, some of which are based on normal ongoing operations of our business and some of which arise from uncertainties related to global economies. We believe that the cash funding we received from Palm and Sony and will receive from Palm, together with cash generated from operations will be sufficient to satisfy our working capital, capital expenditures and operating expense requirements for the next 12 months. However, we may require or choose to obtain additional debt or equity financing in the future. We cannot assure you that financing, if needed, will be available on favorable terms, if at all. Any equity financing will dilute the ownership interests of our stockholders, and any debt financing may contain restrictive covenants.

The Convertible Note

In December 2001, Palm issued a $50 million 5% convertible subordinated note due 2006, or the existing Palm note, to Texas Instruments. The existing Palm note has a conversion price of $92.6316 per Palm share or a conversion rate of 10.79545 Palm shares per $1,000 of principal amount (in each case, after giving effect to Palm’s one for twenty reverse stock split, which was effective October 15, 2002). If the trading price per share of Palm’s stock were to increase to above $92.63 and the existing Palm note were to be converted in full, it would convert into approximately 1.7% of the outstanding Palm common stock.

In connection with the PalmSource separation, Palm and Texas Instruments have agreed that the existing Palm note will be divided into and replaced by two notes: one issued by Palm, or the new palmOne note, and one issued by PalmSource, or the PalmSource note. The new palmOne note will be issued in the principal amount of $35 million and the PalmSource note will be issued in the principal amount of $15 million. The new palmOne note will be convertible only into palmOne common stock and the PalmSource note will be convertible only into PalmSource common stock. The conversion price of each of the two notes will be set according to formulas agreed to by Palm and Texas Instruments.

•	The formula for the new palmOne note provides that the conversion price per share of common stock of palmOne will be decreased, and the number of shares issuable per $1,000, or the conversion rate,

will be increased, in both cases in proportion to the decrease in Palm’s trading price based on the closing price for Palm for the trading day immediately prior to the PalmSource distribution and the opening price for palmOne for the trading day immediately after the PalmSource distribution. If palmOne’s opening stock price is higher than the Palm closing stock price, the opposite will occur.

•	The new palmOne note formula is as follows:

Adjusted Conversion Price	=	Existing Conversion Price	x	palmOne Price Per Share After Distribution[1] Palm Price Per Share Prior to Distribution[2]

[1]	Based on the opening price per share of palmOne stock on the first trading day after the distribution.
[2]	Based on the closing price per share of a share of Palm stock on the last trading day prior to the distribution.

The number of shares of palmOne common stock into which the new palmOne note is convertible will be determined by dividing the $35 million principal amount of the note by the adjusted conversion price as determined by the formula.

•	The PalmSource note conversion price formula is a two-step process. First, the formula determines the initial conversion price for the PalmSource note based on the difference between the average closing price for Palm for the five trading days before and for palmOne for the five trading days after the PalmSource distribution. Because the actual trading price of a share of PalmSource stock may differ greatly from the conversion price resulting from the first step of the formula, the second step of the formula provides that at a minimum, the PalmSource note conversion price will be no less than 115% of the volume weighted average PalmSource stock price on its first trading day, or the first day PalmSource trading price, and that the conversion price will not be greater than 400% of the first day PalmSource trading price.

•	The PalmSource formula is as follows:

Step 1:

Initial Conversion Price	=	(Palm PPS Prior –palmOne PPS Post)	x	(1 –	(Palm PPS Prior – 92.6316) Palm PPS Prior	)	/	Distribution Ratio

Palm PPS Prior	=	the average of the Palm closing prices per share for the five trading days immediately prior to the distribution of the PalmSource common stock.

palmOne PPS Post	=	the average of the palmOne closing prices per share for the five trading days immediately after the distribution of the PalmSource common stock.

Distribution Ratio	=	10 million shares of PalmSource common stock held by Palm Number of shares of Palm common stock outstanding as of the distribution date	=	0.32 (as of September 23, 2003)

Step 2:

Application of collar to initial conversion price:

•	If the initial conversion price determined in the first step is less than 115% of the first day PalmSource trading price, the conversion price will be equal to 115% of the first day PalmSource trading price.

•	If the initial conversion price determined in the first step is greater than 400% of the first day PalmSource trading price, the conversion price will be equal to 400% of the first day PalmSource trading price.

•	If the initial conversion price determined in the first step is greater than 115% of the first day PalmSource trading price but less than 400% of the first day PalmSource trading price, the conversion price will be the initial conversion price determined in the first step of the formula.

The number of shares of PalmSource common stock into which the PalmSource note is convertible will be determined by dividing the $15 million principal amount of the PalmSource note by the conversion price as determined by the two-step formula.

If after the PalmSource distribution the trading price of PalmSource stock increases to be higher than the conversion price of the PalmSource note, it is likely that the PalmSource note will be converted, resulting in dilution to PalmSource stockholders’ interest in PalmSource. If the decline in the stock price of palmOne after the PalmSource distribution compared to the stock price of Palm before the PalmSource distribution is very small and/or the actual first day trading price of PalmSource is very low, the dilution to the PalmSource stockholders’ interest could be substantial. This description of the formula to determine the conversion prices and conversion rates of the new palmOne note and the PalmSource note are qualified in their entirety by the 5% convertible subordinated note due 2006 issued by Palm to Texas Instruments, which is incorporated by reference to Palm’s registration statement on Form S-4.

Examples:

The following example demonstrates the effect of a decrease in palmOne’s stock price after the PalmSource distribution in which the 400% maximum conversion price applies:

•	the average closing price for the Palm common stock for the five consecutive trading days immediately preceding the distribution date is $21.19 per share (representing a Palm market capitalization of approximately $670 million), which represents the actual five day average for Palm common stock as of September 19, 2003;

•	the average closing price for the palmOne common stock for the five consecutive trading days immediately following the distribution date is $13.78 per share (representing a palmOne market capitalization of approximately $435 million before taking into account the market value of the shares issued to Handspring in the merger), which represents the imputed value of palmOne based on Handspring’s trading price as of September 19, 2003;

•	the volume weighted average price for the PalmSource common stock for the trading day immediately following the distribution date is $23.16 per share (representing a PalmSource market capitalization of approximately $269 million), which represents the difference between the Palm five day average as of September 19, 2003 and the imputed valued of palmOne as of September 19, 2003, divided by the current distribution ratio of 0.32; and

•	a holder of one share of Palm common stock is entitled to receive 0.32 of a share of PalmSource common stock pursuant to the PalmSource distribution.

Based on these assumptions, the PalmSource note would have a conversion price equal to $92.64 (the 400% maximum conversion price discussed above), representing a conversion premium of 300% to the $23.16 price per share of the PalmSource common stock. The PalmSource note would convert into 161,917 shares of common stock of PalmSource, which would represent approximately 1.4% dilution to the PalmSource stockholders. However, the PalmSource note would likely only be converted if the trading price of our common stock were to increase to at least $92.64.

Based on these assumptions, the new palmOne note would have a conversion price equal to $60.24. The new palmOne note would convert into 581,017 shares of palmOne common stock, which would represent approximately 1.8% dilution to the palmOne stockholders. However, the palmOne note would likely only be converted if the trading price of palmOne common stock were to increase to at least $60.24.

The following example demonstrates the effect of a small decrease in palmOne’s stock price after the PalmSource distribution, in which the 115% minimum conversion price applies:

•	the average closing price for the Palm common stock for the five consecutive trading days immediately preceding the distribution date is $21.19 per share (representing a Palm market capitalization of approximately $670 million), which represents the actual Palm five day average for Palm common stock as of September 19, 2003;

•	the average closing price for the palmOne common stock for the five consecutive trading days immediately following the distribution date is $20.45 per share (representing a Palm market capitalization of approximately $646 million before taking into account the market value of the shares issued to Handspring in the merger);

•	the volume weighted average price for the PalmSource common stock immediately following the distribution date is $10.00 per share (representing a PalmSource market capitalization of approximately $116 million); and

•	a holder of one share of Palm common stock is entitled to receive 0.32 of a share of PalmSource common stock pursuant to the PalmSource distribution.

Based on these assumptions, the PalmSource note would have a conversion price equal to $11.50 (due to the 115% minimum conversion price discussed above), representing a conversion premium of 15% to the $10.00 price per share of the PalmSource common stock. The PalmSource note would convert into 1,304,347 shares of common stock of PalmSource, which would represent approximately 10.1% dilution to the PalmSource stockholders. However, the PalmSource note would likely only be converted if the trading price of our common stock were to increase to at least $11.50.

Based on these assumptions, the new palmOne note would have a conversion price equal to $89.40. The new palmOne note would convert into 391,512 shares of palmOne common stock, which would represent approximately 1.2% dilution to palmOne’s stockholders. However, the palmOne note would likely only be converted if the trading price of palmOne common stock were to increase to at least $89.40.

If the decline in value in palmOne common stock after the distribution date compared to Palm before the distribution date under the above calculations were less than the above examples, and especially if the PalmSource price per share were lower than $10.00, then dilution to PalmSource stockholders would be greater. If such variances are substantial, then the dilution to PalmSource stockholders would be substantial.

Commitments

Future payments under contractual obligations and other commercial commitments, as of May 31, 2003, were as follows (in millions):

	Payments Due by Period
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Long-Term Debt(1)	$20.0	$—	$20.0	$—	$—
Operating Leases	3.4	1.9	1.5	—	—
Third Party Royalty Commitments	6.7	1.3	4.2	0.9	0.3

Total Contractual Obligations	$30.1	$3.2	$25.7	$0.9	$0.3

	Amount of Commitment Expiration Per Period
Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Indemnifications	—	—	—	—	—
Guarantees	$2.0	$2.0	—	—	—

(1)	This $20 million note payable to Palm will be contributed to us upon consummation of the transaction.

Our facility leases are under noncancelable lease agreements. Our leases expire at various dates through September 2005.

In June 2002, we entered into two royalty agreements with third-party vendors for certain licensed technology, which include minimum commitments. Future minimum commitments under these agreements are $1.3 million in fiscal year 2004, $2.0 million in fiscal year 2005, $2.2 million in fiscal year 2006, $0.5 million in fiscal year 2007, $0.4 million in fiscal year 2008, and $0.3 million in fiscal year 2009.

In addition, we have certain payments due to Palm under the business services and other agreements that we have entered into with Palm, including indemnification of Palm under the tax sharing agreement for, among other matters, any tax liability incurred by Palm on account of the sale of PalmSource’s common stock in connection with the distribution (See Note 12 to the Combined and Consolidated Financial Statements).

In July 2002, Palm engaged Morgan Stanley to provide it with advice and assistance in connection with a possible separation transaction of PalmSource. In accordance with the amended and restated separation agreements, PalmSource is required to pay fees due to Morgan Stanley in connection with this engagement. Such fees are subject to adjustment based on the market value of PalmSource at the date of separation and estimated at approximately $3.4 million of which $3.1 million is payable upon completion of the PalmSource distribution.

In August 2002, Palm engaged Needham & Company, Inc. to provide it with advice and assistance in connection with a possible separation transaction of PalmSource. In accordance with the amended and restated separation agreements PalmSource is required to pay fees due to Needham and Company, Inc. in connection with this engagement. The fees payable to Needham & Company, Inc. in connection with this engagement are $0.4 million, $0.3 million of which are payable upon completion of the PalmSource distribution.

Under the indemnification of our standard software license agreements, we agree to defend the licensee against third party claims asserting infringement by our products of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the licensee.

We have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, our directors and officers are currently covered under Palm’s director and officer insurance policy that limits our exposure.

As part of our separation agreements with Palm, Palm has agreed to indemnify us for damages that we may incur due to the Xerox litigation. We believe that there are adequate defenses to the claims made by Xerox and Palm intends to continue to defend itself vigorously. However, we cannot assure you that Palm will be successful. If Palm is not successful in the litigation, Xerox might again seek an injunction from the court preventing us from licensing Palm OS with Graffiti handwriting recognition software. As a result and if Palm is unable to or does not indemnify us, we might be required to pay Xerox significant damages or license fees or pay our licensees significant amounts to indemnify them for their losses. The pending litigation may also result in other indirect costs and expenses. Accordingly, if Xerox is successful in its claims against Palm and Palm is unable to or does not indemnify us for these claims, our business, results of operations and financial condition would be significantly harmed. For further discussion, see the section titled “PalmSource Business—Legal Proceedings.”

In September 2001, David Nagel, our President and Chief Executive Officer, received two restricted stock grants in the aggregate of 7,500 shares of Palm common stock (as adjusted for Palm’s October 2002, one for 20 reverse stock split) under a two-year vesting schedule subject to vesting restrictions and a guarantee that the fair market value of the related 7,500 shares of Palm common stock would be $2.0 million at September 2003. The guaranteed amount was recorded ratably over the vesting period. Pursuant to the terms of this arrangement, Mr. Nagel received a cash payment from us on September 15, 2003 of approximately $1.8 million, the difference between $2.0 million and the fair market value of 7,500 shares of Palm common stock.

Effect of Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of EITF No. 00-21 will not have a significant impact on our historical financial position or results of operations.

In November 2002, the Financial Accounting Standards Board, or the FASB, issued FASB Interpretation No. 45, or FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. We adopted this interpretation in fiscal year 2003, which did not have an impact on our historical financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, an amendment of SFAS No. 123, to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of this statement did not have an impact on our historical financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In general, a variable interest entity, or VIE, is a corporation, partnership, trust, or any other legal structure used for business purposes that either: (i) does not have equity investors with voting rights; or (ii) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or is entitled to receive a majority of the VIE’s residual returns or both. The consolidation requirements of FIN No. 46 are effective immediately for VIEs created after January 31, 2003. The consolidation requirements for older VIEs are effective for financial statements of interim or annual periods beginning after June 15, 2003. Certain of the disclosure requirements are effective for all financial statements issued after January 31, 2003, regardless of when the VIE was established. The adoption of FIN No. 46 will not have an impact on our historical financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. SFAS No. 149 also amends the definition of an underlying to conform it to language used in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The adoption of SFAS No. 149 will not have an impact on our historical financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which for PalmSource is the second quarter of fiscal year 2004. The adoption of SFAS No. 150 will not have an impact on our historical financial position or results of operations.

PALMSOURCE MANAGEMENT

Directors, Executive Officers and Key Employees

Set forth below is certain information concerning our directors, executive officers and key employees and their ages as of August 31, 2003.

Name	Age	Position
David C. Nagel	58	President, Chief Executive Officer and Director
David A. Limp	37	Senior Vice President of Corporate and Business Development
Lamar Potts	49	Vice President of Worldwide Licensing and Sales
Gabriele R. Schindler	45	Senior Vice President of Worldwide Marketing
Lawrence Slotnick	51	Chief Products Officer
Albert J. Wood	46	Chief Financial Officer and Treasurer
Doreen S. Yochum	55	Chief Administrative Officer and Secretary
Eric A. Benhamou	48	Chairman of the Board
Satjiv S. Chahil	52	Director
P. Howard Edelstein	49	Director
Robert J. Finocchio	52	Director
Jean-Louis F. Gassée	59	Director
John B. Shoven, Ph.D.	56	Director

David C. Nagel has served as our President and Chief Executive Officer since December 2001. Mr. Nagel also has served as a director since December 2001. From September 2001 to December 2001, Mr. Nagel served as the Chief Executive Officer of the Platform Solutions Group at Palm. Prior to Palm, from April 1996 to September 2001, Mr. Nagel was the Chief Technology Officer of AT&T Corp., a communications services corporation, President of AT&T Labs, a corporate research and development unit of AT&T, and the Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Prior to AT&T, from 1988 to 1996, Mr. Nagel held various positions at Apple Computer, Inc., a manufacturer of personal computing devices, the last of which was Senior Vice President, Research and Development. Mr. Nagel’s earlier positions at Apple Computer included General Manager and Vice President, Apple Soft, and Vice President, Advanced Technology. Mr. Nagel currently is a member of the board of directors of Liberate Technologies and Palm. Mr. Nagel has a bachelor’s degree in engineering, a master’s degree in engineering and a Ph.D. in experimental psychology from the University of California, Los Angeles.

David A. Limp has served as our Senior Vice President of Corporate and Business Development since June 2003. Prior to PalmSource, from July 1997 to August 2002, Mr. Limp was Executive Vice President and Chief Strategy Officer of Liberate Technologies, a provider of infrastructure software and services for cable and telecommunications networks. Prior to Liberate Technologies, from 1996 to 1997, Mr. Limp was Vice President of Marketing for Navio Communications, Inc., an Internet software company that was acquired by Liberate Technologies in 1997. Prior to that role, from 1988 to 1996, Mr. Limp held various positions at Apple Computer, the last of which was Director of the North and South American PowerBook division. Mr. Limp has bachelor’s degrees in computer science and mathematics from Vanderbilt University and a master’s degree in management from Stanford University, Graduate School of Business.

Lamar Potts has served as our Vice President of Worldwide Licensing and Sales since December 2002. Prior to that role, from July 2002 to December 2002, Mr. Potts served as our Vice President of Licensing Sales. Prior to PalmSource, from July 2001 to June 2002, Mr. Potts was Vice President of Worldwide Licensing Sales for Insignia Solutions plc, a provider of software solutions for mobile devices. Prior to Insignia Solutions, from February 1999 to July 2001, Mr. Potts served as Vice President of Business Development and later Vice President of Worldwide Licensing Sales for Be, a developer of computer operating systems. Prior to Be, from June 1997 to February 1999, Mr. Potts was the owner and principal of LP Resource Group, a business development and technology licensing consulting company. Prior to LP Resource Group, from March 1986 to May 1997, Mr. Potts held various positions at Apple Computer, including Vice President of Licensing, Financial Services Manager, Director of Worldwide Financial Services and Director of Research and Development Technology Licensing. Mr. Potts has a bachelor’s degree in liberal arts from West Georgia College.

Gabriele R. Schindler has served as our Senior Vice President of Worldwide Marketing since April 2002. Prior to PalmSource, from December 1996 to January 2002, Ms. Schindler was the Vice President of Marketing and Industry Relations of AT&T Labs. Prior to AT&T Labs, from January 1996 to December 1996, Ms. Schindler was the Senior Director of Worldwide Communications at Apple Computer. Prior to Apple Computer, from June 1988 to March 1994, Ms. Schindler was a principal at Regis McKenna Inc., a marketing consulting firm. Ms. Schindler has a bachelor’s degree in communications from San Jose State University.

Lawrence Slotnick has served as our Chief Products Officer since June 2003. Prior to PalmSource, from March 2002 to March 2003, Mr. Slotnick was sole proprietor of a technology management consulting business. Prior to his sole proprietorship, from April 2001 to March 2002, Mr. Slotnick served as Senior Vice President of Engineering at Pixo, Inc., a provider of telecommunications software products for handsets and wireless services. Prior to Pixo, from April 1999 to April 2001, Mr. Slotnick served as Vice President of Engineering at Noosh, Inc., a provider of web-based commercial print procurement products. Prior to Noosh, from March 1997 to April 1999, Mr. Slotnick held several roles at Apple Computer, including Vice President of Engineering. Prior to Apple Computer, from July 1995 to March 1997, Mr. Slotnick was Vice President of Engineering of Octel Communications Corporation, a provider of voice, fax and electronic messaging technologies that was acquired by Lucent Technologies in September 1997. Prior to Octel Communications, from March 1991 to June 1995, Mr. Slotnick was Vice President of Product Development of Claris, a subsidiary of Apple Computer focused on database software. Mr. Slotnick has a bachelor’s degree in computer science and a master’s degree in electrical engineering and computer science from the University of California, Berkeley.

Albert J. Wood has served as our Chief Financial Officer since October 2002 and our Treasurer since December 2002. Prior to PalmSource, from March 2001 to October 2002, Mr. Wood was Chief Financial Officer of Insignia Solutions. Prior to Insignia Solutions, from June 1999 to March 2001, Mr. Wood was the Chief Financial Officer of Cohera Corporation, a catalog management and content integration software provider acquired by PeopleSoft, Inc. in August 2001. Prior to Cohera, from December 1997 to June 1999, Mr. Wood was the Vice President of Finance for Indus International, Inc., a provider of software for asset and customer management. Prior to Indus International, from September 1996 to December 1997, Mr. Wood was the Controller of Prism Solutions, Inc., an enterprise solutions provider acquired by Ardent Software, Inc., in January 1999. Prior to Prism Solutions, Mr. Wood held various senior finance positions at Pyramid Technology Corporation, a subsidiary of Siemens-Nixdorf specializing in UNIX computer manufacturing, and Oracle Corporation, a supplier of software for enterprise information management. Mr. Wood has a bachelor’s degree in psychology from Chico State University and a master’s in business administration from San Jose University.

Doreen S. Yochum has served as our Chief Administrative Officer since January 2002 and our Secretary since December 2002. Prior to PalmSource, from 1996 to 2002, Ms. Yochum was Vice President and Chief Operating Officer of AT&T Labs. Prior to AT&T’s trivestiture, which spun off NCR and Lucent Technologies Inc. from AT&T, from 1994 to 1996, Ms. Yochum was the Human Resources and Business Planning Vice President in the Chief Information Technology Services organization of AT&T Labs. Prior to that role, from 1990 to 1993, Ms. Yochum was Vice President and Chief Operating Officer of AT&T’s Microelectronics Interconnection Technologies business. Ms. Yochum has a bachelor’s degree in history from Wilson College.

Eric A. Benhamou was appointed as Chairman of our board of directors in December 2001. Mr. Benhamou also has been serving as the interim Chief Executive Officer of Palm since November 2001. Prior to Palm, from September 1990 until December 2000, Mr. Benhamou served as Chief Executive Officer of 3Com Corporation, a provider of voice and data networking products, services and solutions. Prior to 1990, Mr. Benhamou held a variety of senior management positions in engineering, operations and management at 3Com. Prior to 3Com, in

1981, Mr. Benhamou co-founded Bridge Communications, an early networking pioneer, and was Vice President of Engineering until its merger with 3Com in 1987. Prior to Bridge Communications, from 1977 to 1981, Mr. Benhamou served as Project Manager, Software Engineering Manager and Design Engineer at Zilog, Inc., a designer, manufacturer and marketer of semiconductors for worldwide-embedded control markets. Mr. Benhamou currently serves on the board of directors of Cypress Semiconductor Corporation and Legato Systems, Inc. and is the chairman of the board of directors of Palm and 3Com. Mr. Benhamou has a masters of science degree in electrical engineering from Stanford University and a Diplôme d’Ingénieur from Ecole Nationale Supérieure d’Arts et Métiers, Paris.

Satjiv S. Chahil was appointed to our board of directors in May 2002. From February 2000 to May 2002, Mr. Chahil served as Chief Marketing Officer of Palm. Prior to Palm, from February 1999 to February 2000, Mr. Chahil was the Chief Marketing Officer and Executive Vice President of Global Marketing for Newbridge Networks Corporation, a distributor of networking products and systems, which was acquired by Alcatel in May 2000. Prior to Newbridge Networks, from July 1997 to February 1999, Mr. Chahil was the Digital Convergence Advisor of Sony Electronics, Inc., a U.S. business unit of Sony Corporation focused on the manufacture, sale and marketing of consumer and professional audio and video equipment and other electronic components. Prior to Sony Electronics, from September 1988 to February 1997, Mr. Chahil served in various capacities, including Senior Vice President of Worldwide Marketing and the founding general manager of the New Media, Internet and Entertainment division, at Apple Computer. Prior to Apple Computer, from September 1976 to September 1988, Mr. Chahil held various international sales, marketing and general management positions at IBM and Xerox. Mr. Chahil currently serves on the board of directors of Universal Electronics, Inc. Mr. Chahil has a bachelor’s degree in commerce from Punjab University and a master’s degree in business from the American (Thunderbird) Graduate School of International Management.

P. Howard Edelstein was appointed to our board of directors in June 2003. From January 2002 to the present, Mr. Edelstein has served as an entrepreneur in residence at Warburg Pincus, LLC, a private equity and venture capital firm. Prior to Warburg Pincus, from June 1993 to April 2001, Mr. Edelstein served as President and Chief Executive Officer of Thomson Financial ESG, a provider of technology-based workflow solutions to the global investment community, which now is OMGEO, a provider of global trade management services. Mr. Edelstein currently serves on the board of directors of Alacra Inc. and Skillsoft Corporation. Mr. Edelstein has a bachelor’s degree in electrical engineering from the College of the City of New York and a master’s degree in electrical engineering from Stanford University.

Robert J. Finocchio was appointed to our board of directors in May 2002. From July 1997 to September 2000, Mr. Finocchio served as Chairman of Informix Corporation, a database software provider which now is Ascential Software Corporation. From July 1997 to July 1999, Mr. Finocchio served as the President and Chief Executive Officer of Informix. Prior to Informix, from December 1988 until May 1997, Mr. Finocchio held various positions at 3Com, most recently serving as President, 3Com Systems. Prior to 3Com, from December 1978 to June 1987, Mr. Finocchio held various executive positions in sales and service at Rolm Corporation and IBM, which acquired Rolm in 1984. The last such position Mr. Finocchio held was as Vice President of Rolm Systems Marketing for IBM. Mr. Finocchio currently serves on the board of directors of Latitude Communications, Inc., Turnstone Systems, Inc., Echelon Corporation and Altera Corporation. Mr. Finocchio has a bachelor’s degree in economics from Santa Clara University and a master’s in business administration from Harvard Business School.

Jean-Louis F. Gassée was appointed to our board of directors in May 2002. From January 2002 to October 2002, Mr. Gassée served as a Chief Executive Officer and a director of Computer Access Technology Corporation, or CATC, a global communication protocols expert company. Prior to CATC, in 1990, Mr. Gassée co-founded Be and served as President, Chief Executive Officer and Chairman of the board of Be from October 1990 to December 2001. Prior to co-founding Be, from December 1980 to September 1990, Mr. Gassée served in numerous capacities, including President of Apple Products, at Apple Computer. Prior to Apple Computer, from 1979 to 1980, Mr. Gassée was President and General Manager of the French subsidiary of Exxon Corporation, an energy and petrochemical provider, which now is Exxon Mobil Corporation. Mr. Gassée currently serves on the board of directors of Electronics for Imaging, Inc. Mr. Gassée has a bachelor’s degree in mathematics and physics from Orsay University (France) and a master’s of science from the University of Paris (France).

John B. Shoven, Ph.D. was appointed to our board of directors in September 2002. From September 1973 to the present, Dr. Shoven has held various positions in the Economics Department of Stanford University. From September 1992 to the present, Dr. Shoven has served as the Charles R. Schwab Professor of Economics at Stanford University. Dr. Shoven also has served as the Wallace R. Hawley Director of the Stanford Institute for Economic Policy Research since November 1999 and he previously served in such position from 1989 to 1993. Dr. Shoven also has served as the West Coast Director of the National Bureau of Economic Research since December 1988. From 1993 to 1998, Dr. Shoven served as the Dean of the School of the Humanities and Sciences at Stanford University. From 1986 to 1989, Dr. Shoven held the position of Chairman of the Economics Department at Stanford University. Dr. Shoven currently serves on the board of directors of Cadence Design Systems, Inc., Watson Wyatt & Company and American Century (Mountain View Funds). Dr. Shoven has a bachelor’s degree in physics from the University of California, San Diego and a Ph.D. in economics from Yale University.

Board Structure and Compensation

Our board of directors consists of seven members. Our certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board structure, prior to the consummation of the transaction, two of the members of the board will be elected to one-year terms, two will be elected to two-year terms and three will be elected to three-year terms. Thereafter, directors will be elected for three-year terms as follows:

•	Messrs. Chahil and Gassée have been designated Class I directors whose term expires at the 2004 annual meeting of stockholders;

•	Messrs. Finocchio and Nagel have been designated Class II directors whose term expires at the 2005 annual meeting of stockholders; and

•	Messrs. Benhamou and Edelstein and Dr. Shoven have been designated Class III directors whose term expires at the 2006 annual meeting of stockholders.

This classification of our board of directors may delay or prevent a change of control of our company or in our management. See the section titled “Description of Capital Stock—Anti-Takeover Effects of PalmSource’s Certificate, Bylaws and Delaware Law.”

In connection with the transaction, PalmSource is granting certain nonemployee members of PalmSource’s Board of Directors nonstatutory stock options to purchase shares of PalmSource common stock. The following table shows, for each director, the number of options to be granted.

Grant Date. Options will be granted on any business day, in our board of directors’ sole discretion, within 30 days after the transaction.

Exercise Price.    The per-share exercise price for options will be the fair market value of a share of PalmSource common stock on the date of grant.

Vesting Schedule.    Each option will vest as to 25% of the shares subject to the option on each yearly anniversary of the date of grant. Each option will fully vest upon the death of the director.

With the exception of PalmSource’s chairman of the board who will receive 30,000 shares, non-employee directors will receive a grant of an option to purchase 20,000 shares of our common stock following the distribution date. New non-employee directors will receive a grant of an option to purchase 20,000 shares of our common stock upon joining our board of directors. In addition, all non-employee directors who have served for PalmSource’s entire fiscal year, including the last business day, will receive on the last business day of PalmSource’s fiscal year beginning in 2004 an annual option to purchase 10,000 shares, which vests 100% on the one year anniversary of the date of grant. We reimburse our directors for costs associated with attending board meetings and each non-employee director receives an annual retainer fee of $15,000, paid on a quarterly basis, plus $3,500 for each board or committee meeting attended that lasts four or more hours and $1,500 for each board or committee meeting attended that lasts less than four hours.

Board Committees

Audit Committee

The audit committee of our board of directors consists of Messrs. Edelstein and Finocchio and Dr. Shoven. Our audit committee:

•	oversees our accounting and financial reporting processes and audits of our financial statements;

•	assists the board of directors in oversight and monitoring of: (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) the independent auditor’s qualifications, independence and performance, and (iv) our internal accounting and financial controls;

•	prepares the report that the rules of the Securities and Exchange Commission require that we include in our annual proxy statement;

•	provides the board of directors with the results of its monitoring and recommendations derived therefrom; and

•	provides the board of directors such additional information and materials as necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors.

In addition, the audit committee will undertake such other duties and responsibilities as the board of directors may from time to time prescribe.

Compensation Committee

The compensation committee of our board of directors consists of Mr. Edelstein, Mr. Gassée and Dr. Shoven. Our compensation committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs. The compensation committee also is responsible for producing an annual report on executive compensation for inclusion in our proxy statement.

Nominating and Governance Committee

The nominating and governance committee of our board of directors consists of Mr. Benhamou, Mr. Edelstein and Dr. Shoven. The nominating and governance committee ensures that the board of directors is properly constituted to meet its fiduciary obligations to our stockholders and to us and that we have and follow appropriate governance standards. To carry out its purpose, the nominating and governance committee: (i) assists the board of directors by identifying prospective director nominees and recommends to the board of directors the director nominees for the next annual meeting of stockholders; (ii) develops and recommends to the board of directors the governance principles applicable to us; (iii) oversees the evaluation of the board of directors and management; and (iv) recommends to the board of directors director nominees for each committee.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Furthermore, none of our executive officers serves as a director of any entity that has one or more executive officers serving as a member of our compensation committee.

Limitations on Directors’ Liability and Indemnification

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation provides that we may indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We will enter into agreements to indemnify our directors and executive officers. These agreements, among other things, will provide for indemnification for judgments, fines, settlement amounts and certain expenses, including attorneys’ fees incurred by the director or executive officer, in any action or proceeding, including any action by or in our right, arising out of the person’s services as a director or executive officer of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

The limited liability and indemnification provisions that are contained in our certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

Other than the matters described in the section titled “PalmSource Business—Legal Proceedings” there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification by us.

Executive Compensation

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to PalmSource in all capacities during the fiscal years ended May 31, 2003, 2002 and 2001 for: (i) our chief executive officer; (ii) certain of our other executive officers who, based on compensation from PalmSource, were the most highly compensated for the fiscal year ended May 31, 2003; and (iii) one additional individual who would have been included as a highly compensated officer for the fiscal year ended May 31, 2003, but for the fact such individual was not serving as our executive officer as of May 31, 2003. Collectively we refer to these individuals as our “named executive officers.”

Name and Principal Position	Annual Compensation			Long-Term Compensation Restricted Stock Awards($)		Long-Term Compensation Securities Underlying Palm Options(#)	Long-Term Compensation Securities Underlying PalmSource Options(#)		All Other Compensation ($)(6)
	Year	Salary($)	Bonus($)
David C. Nagel,	2003	620,000	100,000	—		—	—		6,011
President and	2002	432,213	100,000	426,000	(1)	2,750	780,000	(4)	3,902
Chief Executive Officer	2001	—	—	—		—	—		—

Lamar Potts,	2003	206,250	74,500	—		1,250	—		660
Vice President of World-	2002	—	—	—		—	—		—
wide Licensing and Sales	2001	—	—	—		—	—		—

Gabriele R. Schindler,	2003	274,999	128,400	—		—	—		725
Senior Vice President of	2002	—	—	—		3,750	120,000	(4)	75
Worldwide Marketing	2001	—	—	—		—	—		—

Albert J. Wood,	2003	153,645	50,000	—		—	—		473
Chief Financial Officer and	2002	—	—	—		—	—		—
Treasurer	2001	—	—	—		—	—		—

Doreen S. Yochum,	2003	310,000	124,000	—		—	—		1,103
Chief Administrative	2002	105,023	200,000	—		2,500	120,000	(4)	—
Officer and Secretary	2001	—	—	—		—	—		—

Steve Sakoman,	2003	206,250	—	—		—	—		709
former Chief Products	2002	161,457	100,000	116,400	(3)	7,500	120,000	(5)	375
Officer(2)	2001	—	—	—		—	—		—

(1)	Consists of 7,500 shares of restricted stock of Palm granted to Mr. Nagel on September 14, 2001, which had a fair market value, net of the purchase price, of $426,000 as of such date. In Mr. Nagel’s offer letter, Palm guaranteed that the fair market value of these 7,500 shares of Palm common stock would be $2.0 million two years from his employment start date. Mr. Nagel received a cash payment of $1,845,725 from us on September 15, 2003.
(2)	Mr. Sakoman’s employment with PalmSource terminated as of February 7, 2003.
(3)	Consists of an aggregate of 1,875 shares of restricted stock of Palm granted to Mr. Sakoman in the fiscal year ended May 31 2002, which had a fair market value, net of the purchase price, of $116,400 as of the date of the grants. As of May 31, 2003, the end of our last completed fiscal year, Mr. Sakoman was no longer a PalmSource employee and 1,037 of his 1,875 shares of Palm restricted stock had been repurchased by Palm.
(4)	These options were returned to PalmSource as part of our stock option exchange program. See the section titled, “—Option Exchange Program.”
(5)	As a result of the termination of Mr. Sakoman’s employment with PalmSource, these options were no longer exercisable as of May 31, 2003.
(6)	All other compensation consists of group term life insurance premiums.

Grants of Stock Options

Palm Stock Option Grants

The following table sets forth for each of the named executive officers certain information concerning Palm stock options granted during the fiscal year ended May 31, 2003. See the section titled “—Treatment of Palm Options” for an explanation of how Palm options will be treated following the distribution date.

Name	Number of Shares of Palm Common Stock Underlying Options Granted(1)	Percent of Total Options Granted to Palm Employees in fiscal year 2003(2)	Exercise Price Per Share(3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Palm Stock Price Appreciation for Option Term(4)
					5%	10%
David C. Nagel	—	—	—	—	—	—
Lamar Potts(5)	1,250	*	$32.00	7/5/12	$25,256	$63,750
Gabriele R. Schindler	—	—	—	—	—	—
Albert J. Wood	—	—	—	—	—	—
Doreen S. Yochum	—	—	—	—	—	—
Steve Sakoman	—	—	—	—	—	—

*	Represents holdings of less than 1%
(1)	The above listed option is subject to the terms of Palm’s 1999 Stock Plan and is exercisable only as it vests.
(2)	Based on a total of options to purchase 2,611,306 shares granted to Palm employees in fiscal year 2003.
(3)	All Palm options were granted at an exercise price equal to the fair market value of Palm’s common stock on the date of grant.
(4)	Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules, and do not represent Palm’s estimate of future stock prices. No gain to an optionee is possible without an increase in stock price, which will benefit all stockholders commensurately. A zero percent gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on the future performance of Palm’s common stock, overall market conditions and the option holders’ continued employment through the vesting period.
(5)	This option was granted to Mr. Potts on July 5, 2002. This option commenced vesting on the date of grant and will become exercisable as to twenty-five percent of the shares subject to the option on the first anniversary of the date of grant. The remaining shares subject to the option vest and become exercisable in equal monthly increments over three years thereafter.

PalmSource Stock Option Grants

PalmSource did not grant any stock options to any of its named executive officers during the fiscal year ended May 31, 2003.

Exercises of Stock Options

Exercises of Palm Stock Options

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of stock options for the purchase of Palm common stock in the last fiscal year and the year-end value of unexercised options for the purchase of Palm common stock as of May 31, 2003:

Name	Palm Shares Acquired on Exercise	Value Realized	Palm Securities Underlying Unexercised Options at Year-End		Value of Unexercised In-The-Money Palm Options at Year-End(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
David C. Nagel	—	—	2,500	250	—	—
Lamar Potts	—	—	—	1,250	—	—
Gabriele R. Schindler	—	—	1,016	2,734	—	—
Albert J. Wood	—	—	—	—	—	—
Doreen S. Yochum	—	—	833	1,667	—	—
Steve Sakoman(2)	—	—	—	—	—	—

(1)	Based on a fair market value of $11.98 per share as of May 31, 2003, the closing sale price per share of Palm’s common stock on that date as reported on the Nasdaq National Market.
(2)	Mr. Sakoman’s employment with PalmSource terminated as of February 7, 2003 and his options were no longer exercisable as of May 31, 2003.

Exercise of PalmSource Stock Options

The following table sets forth, for each of the named executive officers, certain information regarding the exercise of stock options for the purchase of PalmSource common stock in the last fiscal year and the year-end value of unexercised options for the purchase of PalmSource common stock as of May 31, 2003:

Name	PalmSource Shares Acquired on Exercise	Value Realized	PalmSource Securities Underlying Unexercised Options at Year-End(1)		Value of Unexercised In-The-Money PalmSource Options at Year-End
			Exercisable	Unexercisable	Exercisable	Unexercisable
David C. Nagel	—	—	325,000	455,000	—	—
Lamar Potts	—	—	—	—	—	—
Gabriele R. Schindler	—	—	32,500	87,500	—	—
Albert J. Wood	—	—	—	—	—	—
Doreen S. Yochum	—	—	40,000	80,000	—	—
Steve Sakoman(2)	—	—	—	—	—	—

(1)	All of the options listed in this table were returned to PalmSource as part of our stock option exchange program. See the section titled “—Option Exchange Program.”
(2)	Mr. Sakoman’s employment with PalmSource terminated as of February 7, 2003 and his options were no longer exercisable as of May 31, 2003.

Employment and Change of Control Arrangements

David C. Nagel is our President and Chief Executive Officer and is a member of our board of directors.

•	Under the terms of his employment arrangement, Mr. Nagel’s annual base compensation is $620,000 and he is eligible for a cash bonus pursuant to our discretionary bonus plan. Mr. Nagel received two separate stock option grants to purchase an aggregate of 780,000 shares of our common stock with an exercise price per share equal to $40.00. The option to purchase up to 195,000 shares became fully vested on September 14, 2002. The option to purchase up to 585,000 shares vests in equal monthly installments beginning on May 9, 2002 and will become fully vested on September 14, 2005. Mr. Nagel returned these options to purchase 780,000 shares of our common stock to us as part of our stock option exchange program. See the section titled, “—Option Exchange Program.” In addition, on September 14, 2001, Mr. Nagel received two restricted stock grants for an aggregate of 7,500 shares of Palm common stock, which had a guaranteed value of $2.0 million on September 14, 2003. The first restricted stock grant of 2,500 shares vests on the second anniversary of the date of grant and may vest earlier upon the achievement of certain performance objectives. The second restricted stock grant of 5,000 shares vests annually at the rate of 50% per year. Because on the date two years after Mr. Nagel’s employment start date, the total fair market value of the 7,500 shares of restricted stock was less than the $2.0 million guaranteed value, Mr. Nagel received a cash payment from us on September 15, 2003, equal to approximately $1.8 million. Finally, Mr. Nagel has received a sign-on/retention bonus of $200,000 that was paid over the prior 18 months.

•

Mr. Nagel has executed a Management Retention Agreement which provides that, in the event a change of control occurs and within twelve months Mr. Nagel is terminated involuntarily by us or he voluntarily terminates employment with us for good reason, then Mr. Nagel is entitled to receive (i) 100% of his annual compensation, (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which Mr. Nagel and his dependents become covered under another employer’s comparable plans, (iii) 100% of the higher of Mr. Nagel’s target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by Mr. Nagel. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Nagel will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by PalmSource to Mr. Nagel.

•	Mr. Nagel has severance provisions in his offer letter, which provide that, in the event that Mr. Nagel is involuntarily terminated without cause or he resigns for good reason, he will be entitled to receive a severance payment equal to: (i) 200% of his then current annual salary and bonus, (ii) his then current annual bonus calculated at 100% of target in a lump sum, (iii) acceleration of the vesting of his PalmSource stock option grant and his restricted stock grants as if he had continued as an employee for two additional years following the date of termination, (iv) continued payment of all medical, dental and related benefits for two years following the date of termination, and (v) any required cash payment if the restricted stock grants are less than $2.0 million on the date of termination, and such amount has not been paid.

David A. Limp is our Senior Vice President of Corporate and Business Development.

•	Under the terms of his employment arrangement, Mr. Limp’s annual base compensation is $300,000 and he is eligible for a discretionary bonus of up to 50% of his base salary. Mr. Limp was promised a stock option grant to purchase up to 126,600 shares of our common stock with an exercise price per share equal to the fair market value on the grant date. This option is subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter. Mr. Limp also was promised a restricted stock grant of 2,600 shares of PalmSource common stock at a per share purchase price of $0.001 on the first business day following 30 days after the closing of the transaction. This restricted stock grant is subject to two year vesting with 50% of the shares vesting each year. Mr. Limp waived his right to the stock option grant and the restricted stock grant in connection with the transaction. See the sections titled, “—Waiver Grants” and “—Executive Restricted Stock Bonus Grants.”

•	Mr. Limp has executed a Management Retention Agreement which provides that, in the event a change of control occurs and within 12 months Mr. Limp is terminated involuntarily by us or he voluntarily terminates employment with us for good reason, then Mr. Limp is entitled to receive (i) 100% of his annual compensation, (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which Mr. Limp and his dependents become covered under another employer’s comparable plans, (iii) 100% of the higher of Mr. Limp’s target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by Mr. Limp. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Limp will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by PalmSource to Mr. Limp.

•

Mr. Limp executed a Severance Agreement which provides that, in the event Mr. Limp is terminated by us for a reason other than cause, death or disability or he voluntarily terminates employment with us for good reason, he is entitled to a severance payment, unless payments are due under his Management

Retention Agreement, equal to: (i) a lump sum payment equal to Mr. Limp’s annual base salary, (ii) vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination, (iii) lapsing of 50% of our repurchase right on the date of termination as to any shares of restricted stock that Mr. Limp holds, (iv) payment of COBRA benefits premiums for a period of time equal to one year, and (iv) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Mr. Limp.

Lamar Potts is our Vice President of Worldwide Licensing and Sales.

•	Under the terms of his employment arrangement, Mr. Potts’ annual base compensation is $225,000 and he is eligible for a discretionary bonus of up to 20% of his base salary and a special sales-based incentive bonus of up to 33% of his base salary. In August 2002, Mr. Potts also received a $25,000 sign-on bonus. In addition, Mr. Potts was promised a stock option grant to purchase up to 22,000 shares of our common stock with an exercise price per share equal to the fair market value on the grant date. Mr. Potts waived his right to the stock option grant and the restricted stock grant in connection with the transaction. See the sections titled, “—Waiver Grants” and “—Executive Restricted Stock Bonus Grants.” Mr. Potts also received a stock option grant to purchase up to 1,250 shares of Palm common stock with an exercise price per share equal to $32.00. This option is subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter.

•	Mr. Potts has executed a Management Retention Agreement which provides that, in the event a change of control occurs and within twelve months Mr. Potts is terminated involuntarily by us or he voluntarily terminates employment with us for good reason, then Mr. Potts is entitled to receive: (i) 100% of his annual compensation, (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which Mr. Potts and his dependents become covered under another employer’s comparable plans, (iii) 100% of the higher of Mr. Potts’ target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by Mr. Potts. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Potts will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by PalmSource to Mr. Potts.

•	Mr. Potts executed a Severance Agreement with Palm that we are assuming and which provides that, in the event Mr. Potts is terminated by us for a reason other than cause, death or disability or he voluntarily terminates employment with us for good reason, he is entitled to a severance payment, unless payments are due under his Management Retention Agreement, equal to (i) a lump sum payment equal to Mr. Potts’ annual base salary prorated for the period of time equal to six months plus one week for each full year of employment completed up to a maximum of twelve months, (ii) full vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the six-month period commencing on the date of termination, (iii) payment of COBRA benefits premiums for a period of time equal to six months plus one week for each full year of employment completed, and (iv) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Mr. Potts.

Gabriele R. Schindler is our Senior Vice President of Worldwide Marketing.

•	Under the terms of her employment arrangement, Ms. Schindler’s annual base compensation is $275,000 and she is eligible for a bonus pursuant to our discretionary bonus plan. Ms. Schindler also received a $100,000 sign-on/retention bonus, $50,000 of which was paid within 30 days of her employment commencement date and the remainder of which was paid on June 30, 2002. Ms. Schindler also received a stock option grant to purchase up to 120,000 shares of our common stock with an exercise price per share equal to $40.00. Ms. Schindler returned this option to purchase 120,000 shares of our common stock to us as part of our stock option exchange program. See the section titled, “—Option Exchange Program.” Ms. Schindler also received a restricted stock bonus grant of 13,750 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.” Ms. Schindler also received a stock option grant to purchase up to 3,750 shares of Palm common stock with an exercise price per share equal to $71.20. This option is subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter.

•	Ms. Schindler has executed a Management Retention Agreement with Palm that we are assuming and which provides that, in the event a change of control occurs and within twelve months Ms. Schindler is terminated involuntarily by us or she voluntarily terminates employment with us for good reason, then Ms. Schindler is entitled to receive: (i) 100% of her annual compensation, (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which Ms. Schindler and her dependents become covered under another employer’s comparable plans, (iii) 100% of the higher of Ms. Schindler’s target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by Ms. Schindler. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Ms. Schindler will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by PalmSource to Ms. Schindler.

•	Ms. Schindler executed a Severance Agreement with Palm that we are assuming and which provides that, in the event Ms. Schindler is terminated by us for a reason other than cause, death or disability or she voluntarily terminates employment with us for good reason, she is entitled to a severance payment, unless payments are due under her Management Retention Agreement, equal to: (i) a lump sum payment equal to Ms. Schindler’s annual base salary, (ii) vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination, (iii) lapsing of 50% of our repurchase right on the date of termination as to any shares of restricted stock that Ms. Schindler holds, (iv) payment of COBRA benefits premiums for a period of time equal to one year, and (iv) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Ms. Schindler.

Lawrence Slotnick is our Chief Products Officer.

•	Under the terms of his employment arrangement, Mr. Slotnick’s annual base compensation is $240,000 and he is eligible for a discretionary bonus of up to 50% of his base salary. Mr. Slotnick was promised a stock option grant to purchase up to 126,600 shares of our common stock with an exercise price per share equal to the fair market value on the grant date. Mr. Slotnick waived his right to the stock option grant in connection with the transaction. See the section titled, “—Waiver Grants.” Mr. Slotnick also received a restricted stock bonus grant of 11,000 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.”

•

Mr. Slotnick has executed a Management Retention Agreement which provides that, in the event a change of control occurs and within twelve months Mr. Slotnick is terminated involuntarily by us or he voluntarily terminates employment with us for good reason, then Mr. Slotnick is entitled to receive: (i) 100% of his annual compensation, (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which Mr. Slotnick and his dependents become covered under another employer’s comparable plans, (iii) 100% of the higher of Mr. Slotnick’s target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by Mr. Slotnick. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Slotnick will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by PalmSource to Mr. Slotnick.

•	Mr. Slotnick executed a Severance Agreement which provides that, in the event Mr. Slotnick is terminated by us for a reason other than cause, death or disability or he voluntarily terminates employment with us for good reason, he is entitled to a severance payment, unless payments are due under his Management Retention Agreement, equal to: (i) a lump sum payment equal to Mr. Slotnick’s annual base salary, (ii) vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination, (iii) lapsing of 50% of our repurchase right on the date of termination as to any shares of restricted stock that Mr. Slotnick holds, (iv) payment of COBRA benefits premiums for a period of time equal to one year, and (iv) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Mr. Slotnick.

Albert J. Wood is our Chief Financial Officer and Treasurer.

•	Under the terms of his employment agreement, Mr. Wood’s annual base compensation is $250,000 and he is eligible for a bonus pursuant to our discretionary bonus plan. Mr. Wood also was promised a stock option grant to purchase up to 60,000 shares of our common stock with an exercise price per share equal to $30.00. Mr. Wood waived his right to the stock option grant in connection with the transaction. See the section titled, “—Waiver Grants.” Mr. Wood also received a restricted stock bonus grant of 12,500 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.”

•	Mr. Wood has executed a Management Retention Agreement which provides that, in the event a change of control occurs and within 12 months Mr. Wood is terminated involuntarily by us or he voluntarily terminates employment with us for good reason, then Mr. Wood is entitled to receive: (i) 100% of his annual compensation, (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which Mr. Wood and his dependents become covered under another employer’s comparable plans, (iii) 100% of the higher of Mr. Wood’s target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by Mr. Wood. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Wood will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by PalmSource to Mr. Wood.

•

Mr. Wood executed a Severance Agreement which provides that, in the event Mr. Wood is terminated by us for a reason other than cause, death or disability or he voluntarily terminates employment with us for good reason, he is entitled to a severance payment, unless payments are due under his Management

Retention Agreement, equal to: (i) 100% of his annual base salary, (ii) full vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination, (iii) termination of the right to repurchase all shares and vesting of 50% of certain shares of stock that remain subject to a right of repurchase, and (iv) payment of COBRA benefits premiums for one year.

Doreen S. Yochum is our Chief Administrative Officer and Secretary.

•	Under the terms of her employment arrangement, Ms. Yochum’s annual base compensation is $310,000 and she is eligible for a bonus pursuant to our discretionary bonus plan. Ms. Yochum also received payments of up to $170,000 for relocation services and benefits and $200,000 to assist in the purchase of a home, a pro-rata amount of which must be repaid in the event she terminates her employment within a specified period of time. Ms. Yochum also received a stock option grant to purchase up to 120,000 shares of our common stock with an exercise price per share equal to $40.00. Ms. Yochum returned this option to purchase 120,000 shares of our common stock to us as part of our stock option exchange program. See the section titled, “—Option Exchange Program.” Ms. Yochum also received a restricted stock bonus grant of 15,500 shares on August 4, 2003. See the section titled, “—Executive Restricted Stock Bonus Grants.” In addition, Ms. Yochum received a stock option grant to purchase up to 2,500 shares of Palm common stock with an exercise price per share equal to $78.00. This option is subject to four year vesting with 25% of the shares vesting the first year after the vesting commencement date and monthly vesting thereafter.

•	Ms. Yochum has executed a Management Retention Agreement with Palm that we are assuming and which provides that, in the event that a change of control occurs and within 12 months Ms. Yochum is terminated involuntarily by us or she voluntarily terminates employment with us for good reason, then Ms. Yochum is entitled to receive: (i) 100% of her annual compensation, (ii) continued employee benefits until the earlier of two years from the date of termination or the date upon which Ms. Yochum and her dependents become covered under another employer’s comparable plans, (iii) 100% of the higher of Ms. Yochum’s target bonus as in effect for the fiscal year in which the change of control occurs or the target bonus as in effect for the fiscal year in which the termination occurs, prorated by the number of days worked in the year, and (iv) acceleration of 100% of the unvested portion of any stock option, restricted stock or other equity compensation held by Ms. Yochum. In addition, the Management Retention Agreement provides that if the severance and other benefits provided for by the Management Retention Agreement, or otherwise, constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Ms. Yochum will receive: (i) a payment sufficient to pay such excise tax, and (ii) an additional payment sufficient to pay the excise tax and any taxes arising from the payments made by PalmSource to Ms. Yochum.

•	Ms. Yochum executed a Severance Agreement with Palm that we are assuming and which provides that, in the event Ms. Yochum is terminated by us for a reason other than cause, death or disability or she voluntarily terminates employment with us for good reason, she is entitled to a severance payment, unless payments are due under her Management Retention Agreement, equal to: (i) 100% of her annual base salary, (ii) full vesting of any shares covered by certain stock options that are unvested and unexpired if the shares otherwise would have vested during the one-year period commencing on the date of termination, (iii) termination of the right to repurchase all shares and vesting of 50% of certain shares of stock that remain subject to a right of repurchase, (iv) payment of COBRA benefits premiums for one year, and (v) any unpaid base salary, accrued and unused paid time off and unreimbursed expenses due to Ms. Yochum.

Option Exchange Program

In connection with the transaction, PalmSource offered certain of its key executives the opportunity to exchange outstanding stock option grants for new grants of (i) nonstatutory stock options and (ii) restricted stock.

The following table shows, for each eligible key executive, the stock option grant that was tendered by the executive in exchange for the opportunity to receive the restricted stock grant, which were granted on August 4, 2003, and the stock option grant listed in the following table:

Executive	Cancelled Options	New Shares of Restricted Stock	New Options
David C. Nagel	780,000	536,890	523,563
Gabriele R. Schindler	120,000	68,057	90,007
Doreen S. Yochum	120,000	72,088	83,809
Albert Chu	22,000	12,455	16,535

	1,042,000	689,490	713,914

Grant Date.    New options will be granted on the later of: (i) the first business day that is at least six months and one day after outstanding stock option grants were cancelled, August 1, 2003, and (ii) any business day, in PalmSource’s sole discretion, within 30 days of the transaction. Notwithstanding the foregoing, new options will be granted no later than July 1, 2005. New shares of restricted stock were granted on August 4, 2003.

Exercise and Purchase Price.    The per-share exercise price for new options will be the fair market value of a share of PalmSource common stock on the date of grant. The purchase price for a share of restricted stock was the par value of a share of PalmSource common stock on the date of grant.

Vesting Schedule.    We have a repurchase option on the restricted stock that lapses as to: (i) 50% of the shares on the first anniversary following the grant date, and (ii) 50% of the shares on the second anniversary following the grant date. Each new option grant will vest monthly over two years following the date of grant.

Waiver Grants

In connection with the transaction, PalmSource offered certain of its key executives the opportunity to waive their rights to promised stock option grants for new grants of: (i) nonstatutory stock options and (ii) restricted stock. The following table shows, for each eligible key executive, the promised option grant that was waived by such executive in exchange for the opportunity to receive the restricted stock grant and the stock option grant listed in the following table:

Executive	Promised Option Grant	New Shares of Restricted Stock	New Options
David A. Limp	126,600	41,583	130,709
Lamar Potts	22,000	31,291	49,212
Lawrence Slotnick	126,600	41,583	130,709
Albert J. Wood	60,000	55,843	108,785

	335,200	170,300	419,415

Grant Date.    New options will be granted on the earlier of: (i) any business day, in PalmSource’s sole discretion, within 30 days of the transaction, and (ii) July 1, 2005. New shares of restricted stock were granted on August 4, 2003.

Exercise and Purchase Price.    The per-share exercise price for new options will be the fair market value of a share of PalmSource common stock on the date of grant. The purchase price for a share of restricted stock was the par value of a share of PalmSource common stock on the date of grant.

Vesting Schedule.    We have a repurchase option on the restricted stock that lapses as to: (i) 50% of the shares on the first anniversary following the grant date, and (ii) 50% of the shares on the second anniversary following the grant date. Each new option will vest monthly from the date of grant over the time period specified in the following table:

Executive	Vesting Time
David A. Limp	4 years
Lamar Potts	3 years
Larry Slotnick	4 years
Albert J. Wood	3 years

Executive Restricted Stock Bonus Grants

In connection with the transaction, PalmSource granted certain of its key executives shares of restricted stock as a bonus. The following table shows, for each key executive, the number of shares granted.

Executive	Shares
David A. Limp	13,000
Lamar Potts	7,425
Gabriele R. Schindler	13,750
Lawrence Slotnick	11,000
Albert J. Wood	12,500
Doreen S. Yochum	15,500

73,175

Grant Date.    Shares of bonus restricted stock were granted on August 4, 2003.

Purchase Price.    The purchase price for a share of bonus restricted stock was the par value of a share of PalmSource common stock on the date of grant.

Vesting Schedule.    We have a repurchase option on the restricted stock that lapses as to: (i) 50% of the shares on the first anniversary following the grant date, and (ii) 50% of the shares on the second anniversary following the grant date.

Other Information.    Messrs. Limp and Slotnick were promised these grants in connection with the commencement of their employment. In exchange for their restricted stock bonus grants, Messrs. Limp and Slotnick will be required to waive all additional rights they have to receive a grant of restricted stock in connection with the commencement of their employment.

Treatment of Palm Options

A number of PalmSource employees hold options to purchase shares of Palm common stock pursuant to the Palm option plans. Following the distribution, we do not intend to assume these options or convert the Palm options into options to purchase PalmSource common stock and these employees will be considered terminated by Palm. Accordingly, the vesting by these PalmSource employees in Palm options will cease on the distribution date and, as a general matter, the PalmSource employees will have 90 days following the distribution date to exercise their vested options to purchase Palm common stock following which time such options will terminate.

Employee Plans

2001 Stock Plan

The 2001 Stock Plan was adopted by our board of directors on April 26, 2002 and approved by our stockholders on May 9, 2002. After the distribution we will not grant any awards from the 2001 Stock Plan. Our

2001 Stock Plan permits the grant of incentive stock options to our employees, including officers and employee directors, and the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. A total of 2,000,000 shares of our common stock have been reserved for issuance under the 2001 Stock Plan. In addition, unpurchased shares attributable to options or stock purchase rights granted under the 2001 Stock Plan that become unexercisable or expire, as well as unvested shares that are repurchased at their original cost, shall become available for future grant.

Administration of the 2001 Stock Plan.    The administrator, which is either our board of directors or a committee of the board, administers the 2001 Stock Plan. The administrator has the power to determine the terms of the options and stock purchase rights granted, including the exercise price, the number of shares of our common stock subject to each option or stock purchase right, the exercisability of the options and stock purchase rights and the form of consideration payable upon exercise of the options.

Options.    The administrator determines the exercise price of options granted under the 2001 Stock Plan. The exercise price of incentive stock options must be at least 100% of the fair market value of our common stock on the grant date, except that with respect to any optionee who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must be at least 110% of the fair market value of our common stock on the grant date. The exercise price of nonstatutory options must be at least 85% of the fair market value of our common stock on the grant date, except with respect to any optionee who owns more than 10% of the voting power of all classes of our outstanding stock, the exercise price must be at least 110% of the fair market value of our common stock on the grant date. The term of an option may not exceed ten years, except that with respect to any optionee who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years.

After an optionee’s termination of employment or service, an optionee may exercise his or her option (to the extent then exercisable) for the period of time stated in the applicable option agreement. However, an option may never be exercised later than the expiration of its original term.

Stock Purchase Rights.    The administrator determines the exercise price of stock purchase rights granted under our 2001 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

Transferability of Options and Stock Purchase Rights.    Our 2001 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option or stock purchase right during his or her lifetime.

Adjustments upon Merger or Change of Control.    In the event of our merger with or into another corporation or a change of control, the successor corporation may assume or substitute an equivalent award for each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted for, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

Amendment and Termination of Our 2001 Stock Plan.    The 2001 Stock Plan was terminated by our board of directors, as of August 1, 2003.

2003 Equity Incentive Plan

Our board of directors adopted our 2003 Equity Incentive Plan, which we refer to as the “Equity Incentive Plan,” on June 30, 2003 and our stockholders approved the Equity Incentive Plan on September 22, 2003. The Equity Incentive Plan became effective on August 1, 2003. The Equity Incentive Plan provides for the grant of the following types of incentive awards: (i) stock options; (ii) stock appreciation rights; (iii) restricted stock; (iv) performance units; and (v) performance shares, which we refer to individually as an “Award.”

Number of Shares of Common Stock Available Under the Equity Incentive Plan.    We have reserved a total of 3,626,294 shares of our common stock for grant under the Equity Incentive Plan, which total includes shares that have been reserved but not granted pursuant to options under our 2001 Stock Plan and any shares returned to our 2001 Stock Plan as a result of the termination of options or the repurchase of unvested shares issued under the 2001 Stock Plan. In addition, the Equity Incentive Plan provides for annual increases in the number of shares available for grant on January 1st of each year, beginning in 2005, equal to the lesser of: (i) 5% of the outstanding shares of common stock on the immediately preceding date; (ii) 1,000,000 shares; or (iii) another amount determined by our board of directors. If an Award granted under the Equity Incentive Plan expires or is cancelled without having been fully exercised or vested, the unvested or cancelled shares generally will become available for future grants under our Equity Incentive Plan. Also, if we experience a stock dividend, reorganization or other change in our capital structure, including a merger or change in control, our board of directors or the Compensation Committee of our board of directors, which we collectively refer to as the “Administrator,” has discretion to adjust the number of shares available under the Equity Incentive Plan, the outstanding Awards, and the per-person limits on Awards, as appropriate to reflect the stock dividend or other change.

Administration of the Equity Incentive Plan.    The Administrator administers the Equity Incentive Plan. Members of the Compensation Committee must qualify as “non-employee directors” under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, and “outside directors” under Section 162(m) of the Code. Subject to the terms of the Equity Incentive Plan, the Administrator has sole discretion to select the employees, directors and consultants who will receive Awards, determine the terms and conditions of Awards and interpret the provisions of the Equity Incentive Plan for outstanding Awards.

Options.    The Administrator may grant nonqualified stock options and incentive stock options under the Equity Incentive Plan. The number of shares covered by each option will be determined by the Administrator, but no participant may be granted options covering more than 600,000 shares during any of our fiscal years. The Administrator determines the exercise price of options granted under the Equity Incentive Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code and all incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of an incentive stock option granted to any participant who owns more than 10% of the total voting power of all classes of our outstanding stock, must be at least 110% of the fair market value of our common stock on the grant date.

The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years. Nonstatutory options generally terminate on the earlier of: (i) the date set forth in the option agreement; or (ii) ten years from the date of grant.

After termination of one of our employees, he or she may exercise his or her option for the period of time stated in the option agreement to the extent vested. If no such period of time is so stated, such employee may exercise his or her option for three months following his or her termination. However, in no event may an option be exercised later than the expiration of its term.

Automatic Option Grants to Outside Directors.    Our non-employee directors will receive annual, automatic, non-discretionary grants of nonqualified stock options. Each new non-employee director will receive an option to purchase 20,000 shares on the date he or she first becomes a non-employee director. Each non-employee director also will receive an option to purchase 10,000 shares on the last business day of each subsequent fiscal year, provided that he or she has served as a non-employee director for the entire preceding fiscal year, which vests 100% one year after the date of grant.

The exercise price for each option granted to a non-employee director pursuant to the automatic grant provision is equal to 100% of the fair market value of the shares covered by the option on the date of grant. The option granted to a non-employee director when he or she first becomes a non-employee director vests in four equal annual installments, commencing on the first anniversary of the grant date. All options granted thereafter to the non-employee director pursuant to the automatic grant provision become 100% vested on the first anniversary of the applicable grant date. Generally, when a participant ceases to be an outside director (other than due to death) all of the participant’s unexercisable options shall terminate. Upon an outside director’s death, all of the participant’s options shall vest.

Options granted to non-employee directors generally expire no later than 10 years after the date of grant. If a non-employee director terminates his or her service on the board prior to an option’s normal expiration date, the period of exercisability varies, depending on the reason for the termination. However, the option may not be exercised later than the original expiration date (except in the cases of death, in which case the non-employee director’s option would remain exercisable for one year after the date of death).

Stock Appreciation Rights.    A stock appreciation right is the right to receive the appreciation in fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in either cash or in shares of our common stock. Stock appreciation rights become exercisable at the times and on the terms established by the Administrator. During any of our fiscal years, no participant may be granted stock appreciation rights covering more than 200,000 shares during any fiscal year.

Restricted Stock.    Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the Administrator. The number of shares of restricted stock granted to any employee will be determined by the Administrator, but during any of our fiscal years, no participant may be granted more than 600,000 shares of restricted stock. The Administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the Administrator may set restrictions based on the achievement of specific performance goals. Unvested shares are subject to our right of repurchase or forfeiture.

Performance Units, Performance Shares.    Performance units and performance shares are Awards that will result in a payment to a participant only if performance goals established by the Administrator are achieved or the Awards otherwise vest. The Administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. During any of our fiscal years, no participant may receive performance units with an initial value greater than $1,000,000 and no participant shall receive more than 200,000 performance shares. Performance units shall have an initial dollar value established by the Administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of a share of our common stock on the grant date.

Transferability of Awards.    Our Equity Incentive Plan generally does not allow for the transfer of Awards, and all rights with respect to an Award granted to a participant generally shall be available during a participant’s lifetime only to the participant.

Amendment and Termination of the Equity Incentive Plan.    The Administrator has the authority to amend, suspend or terminate our Equity Incentive Plan, provided it does not alter or impair any rights or obligations under any Award previously granted under our Equity Incentive Plan. Our Equity Incentive Plan shall terminate on the earlier of July 31, 2013 or ten years following the date the 2003 Equity Incentive Plan is approved by our stockholders.

Employee Stock Purchase Plan

Our board of directors adopted the Employee Stock Purchase Plan, which we refer to as the “ESPP,” on June 30, 2003 and our stockholders approved the ESPP on September 22, 2003. The ESPP provides eligible employees, including employees of participating subsidiaries, with the opportunity to purchase shares of our common stock through payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Eligibility.    Most of our employees and employees of participating subsidiaries are eligible to participate in the ESPP. However, an employee is not eligible to participate if: (i) he or she has the right to acquire five percent or more of the voting power or value of our stock or the stock of any of our subsidiaries; or (ii) he or she is normally scheduled to work no more than 20 hours per week or five months per calendar year. Also, the Administration or other committee appointed by the board of directors to administer the ESPP, which we refer to as the “Committee,” has discretion to exclude: (i) employees who have worked for less than two years; and (ii) officers or other highly compensated employees.

Number of Shares of Common Stock Available Under the ESPP.    We have reserved a total of 400,000 shares of common stock for issuance pursuant to the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for grant on January 1st of each year, beginning in 2005, equal to the lesser of: (i) 180,000 shares; (ii) 1.5% of the outstanding common stock on the immediately preceding date; or (iii) an amount determined by our board of directors. Shares sold under the ESPP may be newly issued shares or treasury shares. In the event of any stock split, reorganization or other change in our corporate structure affecting our shares, the Committee may adjust the number, kind and purchase price of the shares available for purchase under the ESPP and the formula for adding shares to the ESPP to prevent dilution or enlargement of the benefits intended to be provided under the ESPP.

Administration, Amendment and Termination.    The Committee administers the ESPP. The members of the Committee serve at the pleasure of the board of directors. Subject to the terms of the ESPP, the Committee has all discretion and authority necessary or appropriate to control and manage the operation and administration of the ESPP. The Committee may delegate one or more of functions of the Committee under the ESPP.

Enrollment and Contributions.    Eligible employees voluntarily elect whether or not to enroll in the ESPP. Employees join for an option period of six months, unless the Committee sets a longer or shorter period of time. Employees who have joined the ESPP automatically are re-enrolled for additional rolling six-month periods; provided, however, that an employee may cancel his or her participation at any time. Employees contribute to the ESPP through payroll deductions. Participating employees generally may contribute from 1% to 10% of their eligible compensation through after-tax payroll deductions. From time to time, the Committee may establish a different maximum permitted contribution percentage, change the definition of eligible compensation, or change the length of the option periods (but in no event may any enrollment period exceed 27 months). After an option period has begun, an employee may not increase or decrease his or her contribution percentage, unless the Committee provides otherwise.

Option Periods.    The option periods for the ESPP are each April 1 and October 1, with the first option period beginning on the distribution date and ending on April 1, 2004.

Purchase of Shares.    On the last business day of each six-month option period, we use each participating employee’s payroll deductions to purchase shares of our common stock for the employee. The price of the shares purchased will be 85% of the lower of: (i) the stock’s market value on the first day of the option period; or (ii) the stock market’s value on the last day of the option period. Market value for this purpose means the closing price of our common stock on the Nasdaq National Market for the day in question. However, on any purchase date, no employee may purchase more than 800 shares of stock. The Committee has discretion to change this limit without a formal amendment to the ESPP. Also, in any single calendar year, no employee may purchase more than $25,000 of common stock (based on the fair market value on the applicable enrollment date(s)).

Termination of Participation.    Participation in the ESPP terminates when a participating employee’s employment with us or any participating subsidiary ceases for any reason, the employee withdraws from the ESPP, or we terminate or amend the ESPP such that the employee no longer is eligible to participate.

Amendment and Termination of the ESPP.    The Committee or our board of directors may amend or terminate the ESPP at any time and for any reason. However, as required by Section 423 of the Code, our stockholders must approve certain material amendments.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Sony

Software License Agreement

Effective as of November 12, 1999, Palm and Sony entered into a software license agreement, as amended, under which Sony receives a royalty-bearing license to use Palm OS in Sony’s handheld computing products. The license was assigned to us as part of the separation and, effective October 7, 2002, we entered into Amendment No. 6 to the License Agreement with Sony, which we refer to as “Amendment No. 6.” Under Amendment No. 6, Sony may examine and make specified types of modifications to the source code for Palm OS, subject to our compatibility and certification requirements for Palm OS. Amendment No. 6 also provides terms under which we receive ownership of modifications made by Sony and a perpetual, royalty-free license to pre-existing materials incorporated by Sony into Palm OS, with the right to sublicense as part of our products. The term of Amendment No. 6 expires in October 2012.

Business Collaboration Agreement

Effective October 7, 2002, we entered into a business collaboration agreement with Sony under which we and Sony agreed to share certain information regarding ongoing product and development plans and, for a period of at least three years, to establish mutually agreed written co-development plans for potential areas of joint development, with at least one active mutually agreed co-development project at any given time. Under the business collaboration agreement, all co-development will be subject to a definitive written co-development agreement to be mutually agreed by the parties prior to the commencement of the respective project(s), and will provide us with ownership of modifications made by Sony, and a perpetual, royalty-free license to pre-existing materials incorporated by Sony into Palm OS, with the right to sublicense as part of our products. Under the business collaboration agreement, prior to October 7, 2003, we will not engage another licensee of Palm OS as a development partner under a joint development agreement to participate in a co-development program for new versions of Palm OS, where the licensee develops material portions of the source code for the new versions of Palm OS and has the right to access and modify all or substantially all of the source code of Palm OS for the execution of such co-development program. Under the business collaboration agreement, from October 7, 2003 until October 7, 2005, we will not engage more than two development partners meeting the above requirements in addition to Sony and will first offer to discuss new projects with Sony prior to engaging such additional development partners. Sony has agreed that these provisions shall not restrict us from conducting development and other activities in the ordinary course of our business as of the effective date of the business collaboration agreement and as similar activities thereto that may be conducted in the future. The business collaboration agreement expires in October 2012, but may be terminated earlier upon the occurrence of various termination events.

Master Development Agreement

Effective October 7, 2002, we entered into a master development agreement with Sony pursuant to the business collaboration agreement. Under the master development agreement, we provide certain development code to Sony, and Sony performs development projects for a new version of Palm OS using the development code. The development projects are to be identified in greater detail in statements of work to be mutually agreed by the parties from time to time. We receive ownership and a perpetual, royalty-free license with respect to the deliverables provided by Sony under the master development agreement, with the right to sublicense those materials as part of our products. The master development agreement expires upon the earlier of completion of the development milestones and October 7, 2003.

Series A Preferred Stock Financing

In October 2002, we sold an aggregate of 3,333,333 shares of our Series A Preferred Stock at a purchase price of $6.00 per share to Sony, which convert into 666,666 shares of common stock upon the PalmSource distribution (taking into account the one for five reverse stock split). In connection with the sale of our Series A Preferred Stock, we entered into a registration rights agreement, pursuant to which Sony has registration rights with respect to the shares of common stock into which the shares of our Series A Preferred Stock are convertible.

Relationship with 3Com

PalmSource’s Chairman of the Board, Eric Benhamou, is also the Chairman of the Board of 3Com Corporation. Under the terms of a software license agreement between PalmSource and 3Com, PalmSource recorded $0.1 million, $0.2 million, and $0.4 million of support revenues for fiscal years 2001, 2002, and 2003, respectively.

Consulting Agreement with One of Our Directors

Satjiv S. Chahil, one of our directors, entered into a Consulting Agreement with us effective as of August 1, 2003 for a term of one year, to provide services to us for four days per month. Under the terms of the Consulting Agreement, Mr. Chahil will be paid $11,200 per month for consulting services outlined by our chief executive officer. Initially, these services will include: (i) developing our business in India; (ii) developing our current market in Japan, including, but not limited to, obtaining additional business from Sony and introductions to Toshiba, Sharp and other key Japanese companies; and (iii) penetrating the entertainment business and making a market for Palm Powered devices and software.

Relationship with Palm

Software License Agreement

Effective as of December 3, 2001 and in connection with the separation, we entered into a software license agreement with Palm. In June 2003, Palm and PalmSource amended and restated the agreement. This agreement expires in December 2006. Under the terms of this agreement, we had revenues from Palm of $18.4 million and $39.3 million for the fiscal years ended May 31, 2002 and 2003, respectively. In addition, the agreement establishes minimum annual license and royalty commitments for Palm, which was $40 million for the contract year ended on December 3, 2002, and is $37.5 million for the contract year ending on December 3, 2003. See the section titled “The PalmSource Separation” for additional agreements entered into between Palm and PalmSource.

Royalties.    The software license agreement also sets forth fees for bundled sales and stand-alone sales of products with respect to the operating system software and additional applications, which fees are calculated based on percentages of net revenue and/or a per unit basis. The royalty rate for net revenue from Palm hardware products that use the operating system software as its primary operating system decreases from 4.5% to 3.5% over the term of the agreement. The royalties that apply to the operating system software and certain additional applications when sold on a stand-alone basis range from 5% to 40%, with minimum royalties of up to $4 per unit. In addition, Palm pays PalmSource a non-refundable royalty of $6.0 million for the source code licenses for the period of June 4, 2003 to December 3, 2006, payable in three annual installments.

Maintenance and Support Fees.    The software license agreement provides for annual maintenance and support fees with respect to the operating system software and certain additional applications, subject to increase after the first contract year by up to 10% per year. The annual maintenance and support fees relating to the operating system software will increase upon the close of the Handspring merger.

Minimum Annual Payment.    Palm is obligated to make a minimum annual payment of certain royalties and support and maintenance fees. If Palm does not reach the minimum annual payments set forth in the software license agreement in any contract year, Palm must make a payment equal to the amount of the shortfall. The minimum annual payment for contract year 2003 is $37.5 million, contract year 2004 is $39.0 million, contract year 2005 is $41.0 million and contract year 2006 is $42.5 million, with each contract year ending on December 3.

$20 Million Intercompany Loan Agreement

PalmSource and Palm entered into an intercompany loan agreement, effective December 3, 2001, under which Palm loaned to PalmSource $20 million and PalmSource assumed all of PalmSource Holding Company’s rights and obligations. The principal will be forgiven if the PalmSource distribution occurs prior to December 3, 2004 and PalmSource issues a $15 million, 5% convertible subordinated note due December 2006 to Texas Instruments. If PalmSource issues a note for less than $15 million, PalmSource must make a new note in favor of Palm with a principal amount equal to the difference between $15 million and the actual amount of the note issued to Texas Instruments. Interest will accrue on the outstanding principal amount at a rate of 2.48% per annum, with a default rate of 7.48% per annum. Events of default under the agreement include (with certain cure periods): failure to make payments when due, breaches of covenants, breaches of representations and warranties, and voluntary and involuntary bankruptcy or insolvency proceedings. Upon an event of default, the holder has the right to accelerate all outstanding obligations, including all principal and accrued and unpaid interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of August 31, 2003 by:

•	Each of our named executive officers and each of our directors;

•	Each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our common stock or will own 5% or more of our common stock as a result of their holdings of Palm common stock and the PalmSource distribution; and

•	All directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying stock options held by that person that are currently exercisable or exercisable within 60 days of August 31, 2003 are deemed beneficially owned. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Percentage ownership is based on 11,599,631 shares of our common stock outstanding on August 31, 2003.

To the extent our directors and officers own shares of Palm common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Palm common stock. The following table assumes a distribution ratio of 0.32 shares of PalmSource common stock for each share of Palm common stock held based upon the shares of Palm common stock outstanding as of September 23, 2003.

Unless otherwise indicated, the address of each of the beneficial owners listed in this table is: c/o PalmSource, Inc., 1240 Crossman Avenue, Sunnyvale, California 94089.

	Beneficial Ownership Before the Distribution(1)		Beneficial Ownership After the Distribution
Beneficial Owner	Number of Shares	Percent of Total Shares	Number of Shares	Percent of Total Shares
Palm, Inc. 400 N. McCarthy Blvd. Milpitas, California 95035	10,000,000	86.2%	0	*

Wellington Management Company, LLP(2) 75 State Street Boston, Massachusetts 02109	—	—	851,544	7.3%

Sony Corporation of America(3) 550 Madison Ave, 33rd Floor New York, NY 10022	666,666	5.7%	666,666	5.7%

David C. Nagel(4)	536,890	4.6%	540,730	4.7%

Lamar Potts(5)	38,716	*	38,841	*

Gabriele R. Schindler(6)	81,807	*	82,257	*

Albert J. Wood(7)	68,343	*	68,343	*

Doreen S. Yochum(8)	87,588	*	87,938	*

Steve Sakoman	—	*	268	*

Eric A. Benhamou(9)	—	*	36,257	*

Satjiv S. Chahil(10)	9,000	*	9,000	*

	Beneficial Ownership Before the Distribution		Beneficial Ownership After the Distribution
Beneficial Owner	Number of Shares	Percent of Total Shares	Number of Shares	Percent of Total Shares
P. Howard Edelstein	—	*	—	*

Robert J. Finocchio(10)	9,000	*	9,000	*

Jean-Louis F. Gassée(10)	9,000	*	9,000	*

John B. Shoven, Ph.D.(10)	9,000	*	9,000	*

All directors and executive officers as a group (13 persons)(11)	956,510	8.2%	997,800	8.6%

*	Represents holdings of less than 1%.
(1)	To PalmSource’s knowledge, except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.
(2)	Based on a Schedule 13G filed to announce holdings of Palm, Inc. with the Securities and Exchange Commission on February 12, 2003, which states that Wellington Management, in its capacity as an investment adviser, has shared voting and shared investment power of the Palm, Inc. shares that Wellington Management holds. Such Palm, Inc. shares are held of record by clients of Wellington Management.
(3)	Sony Corporation of America is a wholly-owned subsidiary of Sony Corporation, which is a reporting entity. We have been informed by Sony Corporation of America that there is no natural person or persons who exercise sole or shared voting or investment power over the shares held by Sony Corporation of America.
(4)	Includes 536,890 shares subject to repurchase by us as of August 31, 2003. Beneficial ownership after the distribution includes 9,500 shares of Palm common stock currently held and 2,500 shares of Palm common stock exercisable within 60 days of August 31, 2003.
(5)	Includes 38,716 shares subject to repurchase by us as of August 31, 2003. Beneficial ownership after the distribution includes 391 shares of Palm common stock exercisable within 60 days of August 31, 2003.
(6)	Includes 81,807 shares subject to repurchase by us as of August 31, 2003. Beneficial ownership after the distribution includes 1,406 shares of Palm common stock exercisable within 60 days of August 31, 2003.
(7)	Includes 68,343 shares subject to repurchase by us as of August 31, 2003.
(8)	Includes 87,588 shares subject to repurchase by us as of August 31, 2003. Beneficial ownership after the distribution includes 1,093 shares of Palm common stock exercisable within 60 days of August 31, 2003.
(9)	Beneficial ownership after the distribution includes 60,469 shares of Palm common stock currently held and 53,834 shares of Palm common stock exercisable within 60 days of August 31, 2003.
(10)	Represents options to purchase 9,000 shares of our common stock exercisable within 60 days of August 31, 2003.
(11)	Includes 920,510 shares subject to repurchase by us as of August 31, 2003.

DESCRIPTION OF CAPITAL STOCK

General

For purposes of the description of our capital stock, we are assuming that our amended and restated certificate of incorporation, which authorizes the issuance of up to 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, par value $0.001 per share, and our amended and restated bylaws are each effective. The summary description of our capital stock and other rights are qualified in their entirety by the governing documents attached as exhibits to the registration statement.

As of August 31, 2003, after giving effect to the one for five reverse stock split on September 22, 2003 and the distribution of PalmSource common stock by Palm, 11,599,631 shares of PalmSource common stock were outstanding and held by ten stockholders of record.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences to which holders of preferred stock issued after the distribution of the common stock by Palm may be entitled, holders of common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. Please see the section titled “Dividend Policy.”

In the event of a liquidation, dissolution or winding up of PalmSource, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All of the shares of common stock to be distributed by Palm to you are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares of any series of preferred stock, which our board of directors may designate in the future.

Preferred Stock

Our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 5,000,000 shares of preferred stock, $0.001 par value per share, in one or more series, each of such series to have rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Registration Rights

Pursuant to a registration and information rights agreement, dated October 7, 2002, or the rights agreement, the holder of 666,666 shares of our common stock, Sony, has the right to require us to register those shares under the Securities Act of 1933 or to transfer such rights if certain transfer requirements are met. If we register any of our common stock for our own account or for the account of other stockholders (excluding this registration), the holder of the registrable securities (and its transferee) would be entitled to include their shares of common stock in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. In addition, subject to limitations in the rights agreement, the holder and its transferee, may require, on two occasions, the first being at least six months after the spin-off, that we use our best efforts to register their shares for public resale, provided that the holders of at least 20% of those shares make the request. Furthermore, the holder of the shares or its transferee may require us to register all or a portion of its registrable securities on Form S-3 when PalmSource is eligible to use such form, provided, among other limitations, that the proposed aggregate price to the public is at least $5,000,000. We will bear all fees, costs and expenses of such registration, other than underwriting discounts and commissions. Upon the effectiveness of any registration statement filed to register our common stock, such shares would become freely tradable, without any restrictions imposed by the Securities Act.

Anti-Takeover Effects of PalmSource’s Certificate, Bylaws and Delaware Law

Certain provisions of our amended and restated certificate of incorporation and bylaws, and of Delaware law could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of unsolicited, coercive takeover proposals, and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors.

We believe that the benefits of increased protection against an unsolicited takeover proposal to acquire us outweigh the disadvantages of discouraging these types of proposals. Among other things, negotiation of such proposals could result in improved terms for our stockholders.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Certificate of Incorporation

Election and Removal of Directors.    Following the distribution, our board of directors will be divided into three classes with each class serving staggered three-year terms. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of the directors. In addition, our directors may only be removed for “cause” which limits the ability of a stockholder or a group of stockholders from removing current directors. “Cause” is not defined in our certificate of incorporation or bylaws.

Elimination of Stockholder Action by Written Consent.    Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

Elimination of Cumulative Voting.    Our certificate of incorporation and bylaws eliminate the right of stockholders to cumulate their votes in the election of directors.

Undesignated Preferred Stock.     The authorization of 5.0 million shares of undesignated preferred stock will make it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire control of us.

Amendment of certain provisions of our certificate of incorporation or bylaws.    Our certificate of incorporation requires that at least 80% of our outstanding common stock approves amendments to certain provisions of our bylaws and certificate of incorporation.

The provisions in our Bylaws include:

•	the number of authorized directors and term of office for directors;

•	the calling of a special meeting;

•	stockholder notice requirements;

•	the ability of stockholders to act by written consent; and

•	advance notice provisions for stockholder proposals or nominations.

The provisions in our certificate include:

•	classification of our directors;

•	cumulative voting; and

•	elimination of stockholder action by written consent.

Bylaws

Stockholder Meetings.    Our bylaws and certificate of incorporation eliminate the right of stockholders to call a special meeting of stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals.    Our bylaws contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiserve Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the distribution, there has been no market for our common stock, and there can be no assurance that a significant public market for our common stock will develop or be sustained after the distribution. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market following the distribution could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sale of our equity securities.

Upon completion of the distribution, we will have 11,599,631 shares of common stock outstanding based upon shares outstanding as of August 31, 2003, assuming no exercise of outstanding options after the distribution. Of these outstanding shares, the 10,000,000 shares distributed by Palm will be freely tradable without restriction under the Securities Act, unless distributed to our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or security holders subject to the lock-up agreements. 666,666 shares of our common stock held by Sony which were outstanding prior to the distribution are subject to a lock-up agreement. Beginning 90 days after the distribution and upon the expiration of the lock-up agreements, the 666,666 shares held by Sony will be available for sale in the public market, subject to compliance with the volume and other limitations of Rule 144. The 932,965 shares are held by our officers and are subject to repurchase by us. Our repurchase right will lapse as to 466,483 shares on August 4, 2004.

Assuming: (i) options underlying 713,914 shares of our common stock are granted to certain of our executives on February 5, 2004 pursuant to our option exchange program, (ii) options underlying 419,415 shares of our common stock are granted to certain of our executives on November 1, 2003 pursuant to waiver grants and (iii) options underlying 130,000 shares of our common stock are granted to certain of our non-employee directors on November 1, 2003, the following shares of common stock could be sold in the market on the following dates:

•	29,746 shares each month beginning on March 5, 2004;

•	9,835 shares each month beginning on December 1, 2003; and

•	32,500 shares on November 1, 2004.

In addition, we intend to issue a $15 million 5% convertible subordinated note, due December 2006, payable to Texas Instruments following the distribution. If this note is converted into our common stock, such shares of common stock will be eligible for sale one year after the issuance of the note, at the latest, pursuant to Rule 144. See the section titled “PalmSource Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—The Convertible Note,” for a description of the PalmSource note.

Rules 144 and 701

In general, under Rule 144 as currently in effect, beginning 90 days after the date of the distribution, a person who has beneficially owned shares of our common stock for at least one year including the holding period of any prior owner, except an affiliate of PalmSource, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding which will equal approximately 115,996 shares immediately after the distribution; and

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner, except an affiliate of PalmSource, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions. Any employee, officer, director or consultant who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of the distribution before selling such shares. As of August 31, 2003, no holders of options are eligible to sell their shares pursuant to Rule 701 or pursuant to registration on Form S-8.

Employee Benefit Plans

Following the effectiveness of this registration statement, we will file a registration statement on Form S-8 registering shares of common stock subject to outstanding options and reserved for future issuance under our stock plans. As of August 31, 2003, options to purchase a total of 36,000 shares were outstanding under our 2001 Stock Plan, 932,965 shares of restricted common stock were outstanding under our 2003 Equity Incentive Plan, a total of 2,657,329 shares were reserved for future issuance under our 2003 Equity Incentive Plan and 400,000 shares were reserved for future issuance under our 2003 Employee Stock Purchase Plan. Common stock issued upon exercise of outstanding vested options or issued under our 2003 Employee Stock Purchase Plan, other than common stock issued to affiliates, are available for immediate resale in the open market.

Registration Rights

Beginning 90 days after the distribution date, the holder of 666,666 shares of common stock will be entitled to certain demand registration rights for sale in the public market. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, immediately upon the effectiveness of such registration.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the shares of common stock being distributed to the Palm stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules that were filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. This prospectus contains a summary of the material terms of contracts or other documents that were filed as exhibits to the registration statement. Statements contained in this prospectus about the contents of any of these contracts or any other documents are not necessarily complete. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. The Securities and Exchange Commission maintains a website that contains reports, proxies and prospectuses and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the website is http://www.sec.gov.

After the distribution, we will be subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with the requirements of the Securities Exchange Act, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

All documents filed by PalmSource pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus are incorporated by reference into and are to be a part of this prospectus from the date of filing of such documents.

You should rely only on the information contained in or incorporated by reference into this prospectus. PalmSource has not authorized anyone else to provide you with information that is different.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supercedes such statement. Any statement so modified or superceded will not be deemed, except as so modified or superceded, to constitute a part of this prospectus.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon the validity of the shares of PalmSource common stock distributed in connection with this prospectus.

EXPERTS

The combined and consolidated financial statements of PalmSource, Inc. and its subsidiaries as of May 31, 2003 and 2002 and for each of the three years in the period ended May 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Be Incorporated as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Be Incorporated’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PALMSOURCE, INC.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS,

PRO FORMA COMBINED FINANCIAL STATEMENTS AND FINANCIAL STATEMENTS OF ACQUIRED COMPANIES/SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of PalmSource, Inc.:

In our opinion, the accompanying combined and consolidated balance sheets and the related combined and consolidated statements of operations, of stockholders’ equity / net investment (deficit) and of cash flows present fairly, in all material respects, the financial position of PalmSource, Inc. and its subsidiaries at May 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company was historically integrated with the businesses of Palm, Inc. and, consequently, as indicated in Note 1, the combined and consolidated financial statements have been derived from the consolidated financial statements and accounting records of Palm Inc. and reflect significant assumptions and allocations. Accordingly, the combined and consolidated financial statements do not necessarily reflect the financial position, results of operations, and cash flows of the Company had it been a stand-alone Company.

As discussed in Note 2, effective June 1, 2001, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

/s/    PRICEWATERHOUSECOOPERS LLP

San Jose, California

August 4, 2003, except for Notes 1 and 16

which are as of September 22, 2003

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Years Ended May 31,
	2001	2002	2003
Revenues:
Related party license and royalty	$1,035	$22,685	$49,066
Third party license and royalty	24,259	19,485	18,379

Total license and royalty	25,294	42,170	67,445
Related party support and service	200	997	1,473
Third party support and service	758	1,783	4,496

Total support and service	958	2,780	5,969
Total revenues	26,252	44,950	73,414

Costs of revenues:
License and royalty	3,980	8,482	7,539
Support and service	1,469	2,121	2,682

Total cost of revenues	5,449	10,603	10,221

Gross profit	20,803	34,347	63,193

Operating expenses:
Research and development	55,937	49,587	39,795
Sales and marketing	25,589	19,309	17,187
General and administrative	12,855	12,779	12,794
Amortization of intangibles	6,545	310	411
Restructuring charges	2,226	1,992	2,188
Separation costs	1,461	519	5,024
Purchased in-process technology	210	—	—

Total operating expenses	104,823	84,496	77,399

Loss from operations	(84,020)	(50,149)	(14,206)
Interest expense	(65)	(256)	(507)
Interest and other income (expense), net	76	(421)	(4,627)

Loss before income taxes	(84,009)	(50,826)	(19,340)
Income tax provision	9	421	2,420

Net loss	$(84,018)	$(51,247)	$(21,760)

Net loss per share:
Basic and diluted	$(8.40)	$(5.12)	$(2.18)

Shares used in computing net loss per share:
Basic and diluted	10,000	10,000	10,000

Unaudited pro forma basic and diluted net loss per share			$(2.04)

Shares used in computing unaudited pro forma basic and diluted net loss per share amounts			10,667

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	May 31, 2002	May 31, 2003	Pro Forma May 31, 2003
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$30,688	$37,465	$43,465
Receivable from related parties	6,645	5,132	5,132
Accounts receivable	1,128	583	583
Prepaids and other	1,621	1,305	1,305

Total current assets	40,082	44,485	50,485
Restricted investments	1,551	1,671	1,671
Property and equipment, net	2,392	3,419	3,419
Goodwill, net	52,845	52,845	52,845
Intangible assets, net	5,917	976	976
Other assets	4,529	1,211	1,211

Total assets	$107,316	$104,607	$110,607

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,767	$2,868	$2,868
Payable to Palm, Inc.	5,751	1,911	2,655
Deferred revenue	8,028	9,392	9,392
Accrued restructuring	1,795	349	349
Other accrued liabilities	4,851	9,215	9,215

Total current liabilities	23,192	23,735	24,479
Non-current liabilities:
Note payable to Palm Inc., including accrued interest	20,238	20,744	—
Deferred revenue and other	15,587	13,848	13,848
Long-term convertible subordinated note	—	—	15,000

Commitments and contingencies (Notes 6 and 12)

Series A redeemable convertible preferred stock 10,000 shares authorized; outstanding, 0, 3,333, and 0 (unaudited), respectively (Liquidation value: $0, $20,000 and $0 (unaudited), respectively)	—	20,000	—

Stockholders’ equity:
Preferred stock, $.001 par value, 40,000 shares authorized; none outstanding	—	—	—
Common stock, $.001 par value, 950,000 shares authorized; outstanding: 10,000, 10,000 and 10,667 (unaudited) shares, respectively	10	10	11
Additional paid-in capital	62,831	61,939	92,938
Accumulated other comprehensive income (loss)	(185)	448	448
Accumulated deficit	(14,357)	(36,117)	(36,117)

Total stockholders’ equity	48,299	26,280	57,280

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$107,316	$104,607	$110,607

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY/

NET INVESTMENT (DEFICIT)

(In thousands)

	Common Stock		Additional Paid-In Capital	Palm, Inc. Net Investment (Deficit)	Accumulated Deficit	Accumulated Other Compre- hensive Income (Loss)	Total
	Shares	Amount
Balances, May 31, 2000	—	$—	$—	$(12,635)	$—	$(234)	$(12,869)
Components of comprehensive loss:
Net loss				(84,018)			(84,018)
Net unrealized loss on available for sale investment						(53)	(53)
Cumulative translation adjustments						(96)	(96)

Total comprehensive loss							(84,167)
Transfer of net assets from Palm, Inc. related to business acquisition				3,070			3,070
Transfer of stock-based compensation from Palm, Inc.				216			216
Net transfers from Palm, Inc.	—	—	—	123,361	—	—	123,361

Balances, May 31, 2001	—	—	—	29,994	—	(383)	29,611
Components of comprehensive loss:
Net loss				(36,890)	(14,357)		(51,247)
Net unrealized loss on available for sale investment						(38)	(38)
Recognized loss included in earnings						64	64
Cumulative translation adjustments						172	172

Total comprehensive loss							(51,049)
Transfer of net assets from Palm, Inc. related to business acquisition				11,000			11,000
Transfer of stock-based compensation from Palm, Inc.			321	322			643
Net transfers from Palm, Inc.			7,024	19,952			26,976
Recapitalization and issuance of Class C common stock, net	10,000	10	24,368	(24,378)			—
Capital contribution by Palm, Inc.	—	—	31,118	—	—	—	31,118

Balances, May 31, 2002	10,000	10	62,831	—	(14,357)	(185)	48,299
Components of comprehensive loss:
Net loss					(21,760)		(21,760)
Recognized loss included in earnings						29	29
Cumulative translation adjustments						604	604

Total comprehensive loss							(21,127)
Transfer of stock-based compensation from Palm, Inc.			546				546
Net transfers from Palm, Inc.			1,484				1,484
Distribution to Palm, Inc.	—	—	(2,922)	—	—	—	(2,922)

Balances, May 31, 2003	10,000	$10	$61,939	$—	$(36,117)	$448	$26,280

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended May 31,
	2001	2002	2003
Cash flows from operating activities:
Net loss	$(84,018)	$(51,247)	$(21,760)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	10,681	7,626	7,122
Stock-based compensation transferred from Palm, Inc.	216	643	546
Deferred income taxes	—	412	350
Loss on disposal of equipment	2	301	148
Impairment of equity investment recorded at cost	—	—	3,206
Purchased in-process technology	210	—	—
Changes in assets and liabilities, net of effect of acquisitions:
Receivable from related parties	50	(6,645)	1,513
Accounts receivable	333	(457)	545
Prepaids and other	(315)	(1,820)	457
Accounts payable	3,402	(2,388)	101
Payable to Palm, Inc.	—	5,751	(3,840)
Deferred revenue	(3,849)	4,545	(634)
Accrued restructuring	1,492	303	(1,446)
Other accrued liabilities	(990)	(2,392)	4,779

Net cash used for operating activities	(72,786)	(45,368)	(8,913)

Cash flows from investing activities:
Purchase of property and equipment	(2,294)	(1,042)	(3,275)
Acquisition of businesses, net of cash acquired	(44,358)	—	—
Purchases of restricted investments	—	(1,551)	(120)
Purchase of equity investments	(4,100)	—	—

Net cash used for investing activities	(50,752)	(2,593)	(3,395)

Cash flows from financing activities:
Net cash transfers from Palm, Inc.	123,361	26,976	1,484
Capital contributions from (distribution to) Palm, Inc.	—	31,118	(2,922)
Sale of Series A redeemable convertible preferred stock	—	—	20,000
Note payable to Palm, Inc.	—	20,000	—
Other, net	(159)	204	499

Net cash provided by financing activities	123,202	78,298	19,061

Effect of exchange rate changes on cash	63	(32)	24
Change in cash and cash equivalents	(273)	30,305	6,777
Cash and cash equivalents, beginning of period	656	383	30,688

Cash and cash equivalents, end of period	$383	$30,688	$37,465

Other cash flow information:
Cash paid for income taxes	$(12)	$(23)	$(1,995)

Supplemental disclosure of non-cash activities:
Transfer of net assets from Palm, Inc. related to business acquisitions	$3,070	$11,000	$—

The accompanying notes are an integral part of these combined and consolidated financial statements.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Note 1.	Background and Basis of Presentation

On August 27, 2001, Palm, Inc. (“Palm”) announced its plan to form a wholly owned subsidiary to own and operate Palm’s operating system platform and licensing business, subsequently named PalmSource, Inc. (“PalmSource” or the “Company”). PalmSource develops and licenses operating system software, personal information management applications and software development tools for mobile information devices. PalmSource targets device manufacturers, as well as developers, enterprises and consumers with its Palm operating system, or Palm OS. PalmSource’s product offerings include Palm OS, Palm Digital Media and services and support.

In December 2001, PalmSource was incorporated in Delaware as a wholly owned subsidiary of Palm, and as of December 3, 2001, authorized and issued 50,000 shares of Series A preferred stock to Palm in exchange for the assignment to PalmSource of certain of Palm’s assets and liabilities, including intellectual property. Effective May 9, 2002, PalmSource’s Board of Directors authorized a re-capitalization of the authorized and outstanding Series A preferred stock into Class C Common Stock and a simultaneous 1,000-for-1 stock split, resulting in 50,000,000 shares of PalmSource Class C common stock issued and outstanding and owned by Palm which was re-capitalized as 10,000,000 shares of Class C common stock via a one for five reverse stock split. The one for five reverse stock split was approved by the Company’s Board of Directors on June 30, 2003 and became effective on September 22, 2003. Shares outstanding and net loss per share have been adjusted for all periods presented. On October 7, 2002, Sony Corporation (“Sony”) invested $20.0 million in PalmSource, purchasing 3,333,333 shares of the Company’s Series A redeemable convertible preferred stock.

Palm intends, subject to the satisfactory resolution of certain conditions, to distribute all of the outstanding shares of PalmSource’s common stock owned by Palm to Palm’s stockholders on a pro rata basis on the distribution date. In December 2002, Palm received a ruling from the Internal Revenue Service that a distribution of PalmSource stock to Palm stockholders, if it occurs in accordance with the terms of the ruling, will be tax-free to the Company and its U.S. stockholders.

In December 2001, Palm and PalmSource entered into a Master Separation and Distribution Agreement, as amended June 3, 2003, (the “Separation Agreement”) under which Palm transferred to PalmSource at December 3, 2001, the date of legal separation (the “Separation Date”), substantially all of the assets and liabilities of Palm’s operating system and software business except for the Palm brands, trademarks and certain other related intellectual property which were transferred at a later date. (See Note 13, Transactions with Palm.) Palm’s net investment in PalmSource converted to common stock and additional paid-in-capital on the Separation Date.

Palm sells devices that incorporate PalmSource software to its customers under the terms of a Software License Agreement, as amended, (the “Software License Agreement”). Under the terms of this agreement, PalmSource has granted Palm certain rights to use, produce, grant end user sublicenses and distribute certain software for the period December 3, 2001 to December 3, 2006, and may be renewed by mutual written consent. PalmSource receives license and royalty fees based upon the shipment of Palm’s products, which incorporate PalmSource software or on distribution by Palm of PalmSource software, subject to minimum annual commitments of $40.0 million, $37.5 million, $39.0 million, $41.0 million and $42.5 million during each of the contract years expiring December 3, 2006. PalmSource also receives fees for support and services. For periods prior to December 3, 2001, there is no revenue recorded from Palm, as the Software License Agreement was not effective until December 3, 2001. However, costs were incurred during these periods as the Company was supporting Palm. (See Note 13, Transactions with Palm.)

The combined and consolidated financial statements of PalmSource reflect the results of operations, financial position, changes in stockholders’ equity / net investment (deficit) and cash flows applicable to the

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company and its subsidiaries, after elimination of intercompany transactions. The combined financial statements of PalmSource are derived from the historic books and records of Palm, using Palm’s historical bases in the assets and liabilities and the historical results of operations of the Palm OS platform and licensing business. Changes in stockholders’ equity/net investment (deficit) represent Palm’s transfer of its net investment in PalmSource, after giving effect to the net loss of PalmSource plus net cash transfers and other transfers to and from Palm. Subsequent to the Separation Date, the Company has relied on Palm for administrative, management and other services and is billed by Palm for these services. PalmSource’s reliance on Palm (a licensee of PalmSource) for such services has gradually declined as PalmSource has established its own independent systems and infrastructure for administration, management and other services. The financial information included herein may not reflect the combined and consolidated financial position, results of operations, changes in stockholders’ equity/net investment (deficit) and cash flows of PalmSource in the future or what they would have been had PalmSource been a separate stand-alone entity during the periods presented.

The combined and consolidated financial statements include allocations of certain Palm expenses, including centralized legal, accounting, treasury, real estate, information technology and other Palm corporate services and infrastructure costs. The expense allocations have been determined on the bases that Palm and PalmSource considered to be reasonable reflections of the utilization of services provided or the benefit received by PalmSource. Management believes that the expenses allocated to PalmSource reflect the Company’s proportionate share of such expenses.

Related party revenues in the combined and consolidated financial statements included revenues from Palm and Sony. The majority of the Company’s cost of revenues are of a fixed nature, either amortization of intangibles or term license fees paid to technology vendors recognized ratably, and are not directly related or allocable to either third party or related party revenues. The Company incurred separately identifiable costs directly associated with related party professional services revenue of $0 million, $0.2 million and $0.3 million for the years ended May 31, 2001, 2002 and 2003, respectively. Receivable from related parties in the combined and consolidated financial statements included receivables from Palm and Sony.

Note 2.	Significant Accounting Policies

Fiscal Year

PalmSource’s 52-53 week fiscal year ends on the Friday nearest to May 31. Fiscal years 2001, 2002 and 2003 each contained 52 weeks. PalmSource’s fiscal quarters end on a Friday and are generally thirteen weeks in length. For presentation purposes, the periods have been presented as ending on May 31.

Use of Estimates in the Preparation of Combined and Consolidated Financial Statements

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates that affect the amounts reported in PalmSource’s combined and consolidated financial statements and the accompanying notes. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The amounts of assets and liabilities reported in the Company’s balance sheets and the amounts of revenues and expenses reported for each of its fiscal periods are affected by estimates and assumptions, which are used for, but not limited to, the accounting for revenue recognition, allocations from Palm, goodwill impairments, loss contingencies, restructuring, and income taxes. Actual results could differ from these estimates.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro Forma Net Loss Per Share and Unaudited Pro Forma Balance Sheet

The unaudited pro forma net loss per share for the year ended May 31, 2003 and the unaudited pro forma balance sheet as of May 31, 2003 assumes the conversion of outstanding Series A redeemable convertible preferred stock to common stock that will occur automatically upon the distribution.

The unaudited pro forma balance sheet also gives effect to the intended issuance by PalmSource of a $15.0 million convertible subordinated note to Texas Instruments, which bears interest at 5.0% per annum and will be due December 6, 2006. The PalmSource note will be convertible into PalmSource common stock and the conversion price will be set according to a formula based upon the decrease in the trading price of Palm’s common stock five days before and five days after the PalmSource distribution, but subject to minimum and maximum conversion prices. (See Note 13, Transactions with Palm.)

In addition, in accordance with the terms of the Amended and Restated InterCompany Loan Agreement, the unaudited pro forma balance sheet gives effect to the re-capitalization of the $20.0 million note payable to Palm as additional paid in capital immediately prior to the distribution date. The related accrued interest on the note payable to Palm will be due and payable within seven days after the distribution date, or, if the distribution is not completed prior to December 3, 2004, then the $20 million note payable to Palm and the related accrued interest will be due and payable on December 3, 2004.

The unaudited pro forma balance sheet also gives effect to the contribution by Palm, in accordance with the terms of the Letter Agreement regarding Cash Contributions, of an additional $6.0 million in cash upon the distribution date. This additional cash contribution, that is subject to such distribution not being preceded by an initial public offering of PalmSource’s capital stock, has been reflected as additional cash and a capital contribution in the unaudited pro forma balance sheet.

Principles of Combination and Consolidation

The combined financial statements of the Company have been prepared using Palm’s historical bases in the assets and liabilities and the historical results of operations of Palm’s OS platform and licensing business, except for the revenues from Palm and the accounting for income taxes on a separate return basis. No revenues from Palm have been recorded prior to December 3, 2001, the effective date of the software license agreement between PalmSource and Palm. The consolidated financial statements include the accounts of PalmSource and its subsidiaries from the Separation Date. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash equivalents comprise money market accounts and highly liquid debt investments acquired with remaining maturities of three months or less at the time of purchase. Cash equivalents consist principally of money market accounts. Cash receipts associated with PalmSource’s business were collected by Palm, and Palm funded PalmSource’s disbursements with net transfers being recorded as contributions or distributions in the Palm net investment account. Subsequent to the Separation Date, PalmSource maintains its own cash and cash equivalents. (See Note 13, Transactions with Palm.)

Concentration of Credit Risk

Financial instruments, which potentially subject PalmSource to significant concentrations of credit risk, consist principally of accounts receivable. Sales to customers are predominately denominated in U.S. dollars.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While a significant portion of PalmSource’s accounts receivable is concentrated with a few customers as shown below, generally credit risk is mitigated on the basis that the Company’s customer base is comprised of well-established companies. PalmSource generally sells on open account and performs periodic credit evaluations of its customers’ financial condition. The Company has historically not experienced significant losses from its accounts receivable. There is no allowance for doubtful accounts at May 31, 2001, 2002 and 2003.

The following individual customers accounted for 10% or more of total revenues for the fiscal periods ended:

	Years Ended May 31,
	2001	2002	2003
Palm	0%	41%	54%
Handspring	64%	22%	9%
Sony	5%	12%	15%
Nokia	13%	8%	5%

Receivable from related parties in the combined and consolidated financial statements included receivables from Palm and Sony. The outstanding receivable from Palm was $6.6 million and $5.1 million at May 31, 2002 and 2003, respectively. The outstanding receivable from Sony was $30,000 and $0.1 million at May 31, 2002 and 2003, respectively. On June 3, 2003 Palm and Handspring entered into a definitive agreement for Palm to acquire Handspring.

The following individual customers accounted for 10% or more of gross accounts receivable at:

	May 31, 2001	May 31, 2002	May 31, 2003
Acer	74%	13%	11%
Group Sense PDA Ltd.	—	—	11%
Handera	—	4%	11%
Hunetec	—	—	11%
Portable Innovation Technology	—	—	19%
Spontaneous Technology	—	—	18%
Symbol	—	34%	1%
Texas Instruments	—	12%	6%

Restricted Investments

Restricted investments consist of U.S. government obligations and certificates of deposit with maturities of three months or less. These investments serve primarily as collateral for certain leases and are restricted as to withdrawal. Restricted investments are held in brokerage accounts in PalmSource’s name.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Costs related to internal use software are capitalized in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company capitalized $1.8 million related to internal use software during the year ended May 31, 2003. Depreciation and amortization are computed over the shorter of the estimated useful lives, lease or license terms on a straight-line basis (generally three to five years).

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

PalmSource adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets on June 1, 2001, and upon adoption, reclassified acquired workforce to goodwill and ceased amortization of goodwill. PalmSource evaluates the recoverability of goodwill annually, or more frequently if there are indicators such assets may be impaired.

Long Lived Assets

Long lived assets, including identifiable intangible assets and property and equipment, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable based on the estimated undiscounted future cash flows resulting from the use of the assets and its eventual disposition. When any such impairment exists, the related assets are written down to fair value.

Identifiable intangible assets are amortized using the straight-line method over estimated useful lives ranging from six months to three years.

Software Development Costs

Costs for the development of new software and substantial enhancements to existing software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased, or Otherwise Marketed. PalmSource believes its current process for developing software is essentially completed concurrent with the product launch; accordingly, no costs have been capitalized to date.

Equity Investments

Investments in equity securities with readily available fair values are classified as available-for-sale and recorded at cost with subsequent unrealized gains or losses included as a component of other comprehensive income (loss). Investments in equity securities whose fair values are not readily available and for whom PalmSource does not have the ability to exercise significant influence over the investee’s operating and financial policies are recorded at cost. PalmSource evaluates its investments in equity securities on a regular basis and records an impairment charge to interest and other income (expense) when the decline in the fair value below the cost basis is judged to be other-than-temporary. For these investments, management reviews the company’s cash position, recent financing activities, financing needs, earnings/revenue trends, operational performance, management/ownership changes and competition to determine whether a decline in fair value is other than temporary. At May 31, 2003 PalmSource had one investment in a privately held company with a fair value of $0.8 million included in other assets. The Company recognized a charge of $3.2 million during the year ended May 31, 2003 for an other-than-temporary impairment of this investment.

Palm, Inc. Net Investment (Deficit)

Palm net investment (deficit) represents Palm’s cumulative net cash and net asset transfers to PalmSource. That portion of receivable from related parties applicable to Palm represents the uncollected amount due to PalmSource principally for royalties due under the terms of the software license agreement with Palm and for professional services provided to Palm. Payable to Palm represents the net amount due to Palm for centralized legal, accounting, treasury, real estate, information technology and other Palm corporate services and infrastructure costs. Note payable to Palm bears interest at 2.48% per annum. Immediately prior to the distribution of Palm’s interest in PalmSource stock to Palm’s stockholders, $20.0 million of the note will be recapitalized as additional paid in capital. The related accrued interest will be due and payable seven days after

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the distribution date or, if the distribution is not completed prior to December 3, 2004, then the $20 million note payable and the related accrued interest will be due and payable on December 3, 2004. Also, immediately prior to the distribution, it is intended that PalmSource will issue a $15.0 million 5% convertible subordinated note payable to Texas Instruments, due December 6, 2006, and upon the distribution will receive $6.0 million of additional capital contributions from Palm. (See Note 13, Transactions with Palm.)

Revenue Recognition

The Company’s revenue recognition policy is in accordance with SOP 97-2, Software Revenue Recognition, as amended. When contracts contain multiple elements, wherein vendor specific objective evidence exists for all undelivered elements, the Company accounts for the delivered elements in accordance with the “Residual Method” prescribed by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Arrangements. Vendor specific objective evidence of fair value is determined based on the price charged when the same element is sold separately or the contractually stated renewal rate. License and royalty revenue consists principally of revenue earned under software license agreements with manufacturers of hand-held devices. License and royalty revenue is recognized when a signed contract exists, the software has been shipped or electronically delivered, the license fee is fixed or determinable, and collection of the resulting receivable is probable. License and royalty revenues are generally recognized on a per-unit or net sales basis in the period information is reported by licensees, generally the month or quarter subsequent to the period of sale by the licensee. Upfront license fees from subscription license agreements are generally recognized ratably over the term of the subscription period. When arrangements include bundled professional services and the pattern of performance over the term of the agreement is not discernable or if an arrangement includes ongoing support for which vendor specific objective evidence of fair value does not exist, the entire fee is recognized ratably over the term of the arrangement. Arrangements generally do not allow for product returns and PalmSource has no history of product returns. Accordingly, no allowance for returns has been provided. Revenue from minimum commitment and other arrangements payable on extended payment terms are recognized in the period the payment becomes due. If an arrangement includes specified upgrade rights for which sufficient vendor specific objective evidence of fair value does not exist, revenue is deferred until the specified upgrade has been delivered.

Support and service revenue consists primarily of fees for providing unspecified software updates when and if available and technical support for software products. Support revenue is deferred and recognized ratably over the term of the agreement. Service revenue consists primarily of fees received for providing product development, engineering services, consulting and training to licensees and, to a lesser extent, to third-party application developers. Service revenue is generally billed on a time-and-materials basis, and revenue is generally recognized as the services are performed.

PalmSource has recognized license and royalty fees based upon the shipment of Palm’s products which incorporate PalmSource’s software and maintenance and support fees from Palm since December 3, 2001, the effective date of the software license agreement with Palm.

Advertising

Advertising costs consist of direct expenses and allocations from Palm, are expensed as incurred and were $0.2 million, $0.3 million and $1.8 million for fiscal years 2001, 2002 and 2003, respectively.

Restructuring Costs

Effective for calendar year 2003, in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which supercedes Emerging Issues Task Force Issue (“EITF”) No. 94-3, Liability

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring), PalmSource records liabilities for costs associated with exit or disposal activities when the liability is incurred instead of at the date of commitment to an exit or disposal activity. Prior to calendar year 2003, in accordance with EITF No. 94-3, the Company accrued for restructuring costs on commitment to a firm exit plan that specifically identified all significant actions to be taken. PalmSource records initial restructuring charges based on assumptions and related estimates it deems appropriate for the economic environment at the time these estimates are made. PalmSource reassesses restructuring accruals on a quarterly basis to reflect changes in the costs of the restructuring activities, and records new restructuring accruals as liabilities are incurred.

Separation Costs

Separation costs consist of costs related to the separation of PalmSource from Palm and the proposed distribution of the outstanding shares of PalmSource’s common stock to Palm’s stockholders, such as consulting and professional fees. In addition, separation costs include allocated costs related to Palm’s separation from 3Com, based on the allocation methodology for Palm corporate expenses. (See Note 13, Transactions with Palm.)

Income Taxes

For all periods (both prior and subsequent to the Separation Date), PalmSource’s operating results have historically been included in Palm’s consolidated U.S. income tax return and consolidated, combined or unitary state income tax returns and in tax returns of certain foreign subsidiaries. The provision for income taxes in PalmSource’s combined and consolidated financial statements has been determined on a separate-return basis for all periods. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the Company. Prior to July 27, 2000, Palm’s operating results were included in certain 3Com-consolidated U.S., state, and foreign income tax returns.

Foreign Currency Translation

For foreign subsidiaries with their local currency as their functional currency, assets and liabilities are translated to U.S. dollars, at year-end exchange rates as of the balance sheet date, and revenues, expenses, gains and loses are translated at average exchange rates during the year. Resulting foreign currency translation adjustments are included as a component of other comprehensive income (loss).

For PalmSource entities with the U.S. dollar as the functional currency, foreign currency denominated assets and liabilities are translated to U.S. dollars at the year-end exchange rates except for non-monetary balance sheet items, which are translated at historical exchange rates. Gains or losses resulting from foreign currency translation of $0, $0.1 million and $0.4 million in fiscal years 2001, 2002 and 2003, respectively, are included in interest and other income (expense) in the combined and consolidated statements of operations.

Stock-Based Compensation

PalmSource employees participate in Palm and PalmSource employee stock plans, which are described more fully in Note 8, Stockholders’ Equity. The Company accounts for activity under the employee stock plans using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation (“FIN”) No. 44, Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB No. 25)

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. PalmSource accounts for stock-based compensation relating to equity instruments issued to non-employees based on the fair value of options or warrants estimated using the Black-Scholes option valuation model on the date of grant and re-measured until the measurement date in compliance with the EITF No. 96-18, Accounting for Equity Instruments that are issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Compensation expense resulting from non-employee options is amortized using the multiple option approach in compliance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Under APB No. 25, the Company generally recognizes no compensation expense with respect to shares issued under Palm’s employee stock purchase plan and options granted to PalmSource employees under Palm’s and PalmSource’s stock option plans, collectively called “options.” Concurrently, the Palm and PalmSource stock option plans also allows for the issuance of restricted stock awards, under which shares of Palm and PalmSource common stock are issued at par value to key PalmSource employees, subject to vesting restrictions, and for which compensation expense equal to the fair market value on the date of the grant is amortized over the vesting period.

Pursuant to FIN No. 44, options assumed in a purchase business combination are valued at the date of acquisition at their fair value calculated using the Black-Scholes option valuation model. The fair value of the assumed options is included as part of the purchase price. The intrinsic value attributable to the unvested options is recorded as unearned stock-based compensation and amortized over the remaining vesting period of the related options. Options assumed by Palm related to the business combination made on behalf of PalmSource subsequent to July 1, 2000 (the effective date of FIN No. 44) have been accounted for pursuant to FIN No. 44 and reflected in the financial statements of PalmSource as a component of net assets transferred from Palm related to business acquisitions. Subsequent amortization of deferred stock-based compensation by Palm has been reflected in the financial statements of PalmSource as transfer of stock-based compensation from Palm and included in the operating results of PalmSource.

The following table illustrates the effect on net loss and net loss per share if PalmSource had elected to recognize stock-based compensation expense based on the fair value of the options granted at the date of grant as prescribed by SFAS No. 123. For the purposes of this pro forma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting periods, using the multiple option approach. Net loss per share and pro forma net loss per share are calculated assuming common stock outstanding of 10,000,000 shares for each period, as adjusted for the one for five reverse stock split prior to the distribution date.

	Years Ended May 31,
	2001	2002	2003
Net loss, as reported	$(84,018)	$(51,247)	$(21,760)
Add: Stock-based compensation included in reported net loss, net of related tax effects	1,236	1,800	1,597
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(27,900)	(22,289)	(10,931)

Pro forma net loss	$(110,682)	$(71,736)	$(31,094)

Net loss per share, as reported—basic and diluted	$(8.40)	$(5.12)	$(2.18)

Pro forma net loss per share—basic and diluted	$(11.07)	$(7.17)	$(3.11)

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

SFAS No. 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because options held by PalmSource employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of these options. See Note 8, Stockholders’ Equity, for a discussion of the assumptions used in the option valuation model and estimated fair value for employee stock options.

Net Loss Per Share

For periods prior to the Separation Date, basic and diluted net loss per share amounts have been computed by dividing the net loss for the period by the 10,000,000 shares of PalmSource common stock outstanding after the incorporation of PalmSource in Delaware, adjusted for the re-capitalization of the authorized and outstanding Series A preferred stock into Class C Common Stock, the 1,000-for-1 conversion of the PalmSource common stock held by Palm and the one for five reverse stock split. (See Note 1, Background and Basis of Presentation and Note 16, Subsequent Events.)

Basic net loss per share is calculated based on the weighted average shares of common stock outstanding during the period, excluding shares of restricted stock subject to repurchase. Diluted net loss per share is calculated based on the weighted average shares of common stock outstanding and shares of common stock equivalents. Common stock equivalents consist of stock options and common stock subject to repurchase, calculated using the treasury stock method, and convertible preferred stock, calculated using the if-converted method. Diluted net loss per share does not include outstanding Palm options held by PalmSource employees, as these are not options to purchase PalmSource stock. The following weighted average stock options and convertible preferred stock outstanding were excluded from the calculation of diluted net loss per share because the effect would have been anti-dilutive for the years ended May 31, 2001, 2002 and 2003 of none, 99,000 and 1,604,000, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net loss plus net unrealized gain (loss) on investments and accumulated foreign currency translation adjustments.

Effects of Recent Accounting Pronouncements

In November 2002, the EITF reached a consensus on EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, which provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of EITF No. 00-21 will not have a significant impact on the Company’s historical financial position or results of operations.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. PalmSource adopted this interpretation during the third quarter of fiscal year 2003, which had no impact on the Company’s historical financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, an amendment of SFAS No. 123, to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. PalmSource adopted this statement in fiscal year 2003, which had no impact on the Company’s historical financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In general, a variable interest entity (“VIE”) is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a VIE to be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities or is entitled to receive a majority of the VIE’s residual returns or both. The consolidation requirements of FIN No. 46 are effective immediately for VIEs created after January 31, 2003. The consolidation requirements for older VIEs are effective for financial statements of interim or annual periods beginning after June 15, 2003. Certain of the disclosure requirements are effective for all financial statements issued after January 31, 2003, regardless of when the VIE was established. The adoption of FIN No. 46 is not expected to have a material impact on the Company’s historical financial position and results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly and clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component. SFAS No. 149 also amends the definition of an underlying to conform it to language used in FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The adoption of SFAS No. 149 will not have an impact on the Company’s historical financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that falls within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, which for PalmSource is the second quarter of fiscal year 2004. The adoption of SFAS No. 150 will not have an impact on the Company’s historical financial position or results of operations.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 3.	Business Combinations

During the second quarter of fiscal year 2002, Palm completed its purchase of specified assets of Be Incorporated (“Be”), including substantially all of Be’s intellectual property and other technology assets. The assets acquired were assumed to have been contributed to the Company by Palm at the date of acquisition. Be was a provider of software solutions designed specifically for Internet appliances and digital media. In addition to the asset purchase, Palm hired a substantial majority of Be’s engineers to work for the PalmSource business. Potential benefits of the acquisition include the possibility of integrating Be’s operating system technology into future versions of the Palm OS to provide greater Internet, communications and multimedia capability. The total purchase price of $12.2 million consisted of $11.0 million of Palm common stock (205,223 shares issued, as adjusted for Palm’s October 2002, 1-for-20 reverse stock split) and $1.2 million of direct transaction costs. The transaction was accounted for as a purchase pursuant to SFAS No. 141, Business Combinations. Pursuant to SFAS No. 142, Goodwill and Other Intangible Assets, goodwill related to the acquisition is not amortized and will be tested at least annually for impairment. The goodwill for the Be acquisition is deductible for tax purposes. The consolidated financial statements include the operating results of the business from the date of acquisition. Pro forma results of operations have been presented below as if this acquisition had occurred at the beginning of the year ended May 31, 2001.

During the fourth quarter of fiscal year 2001, Palm completed the acquisition of peanutpress.com, Inc. (“peanutpress”). The total purchase price of $5.3 million consisted of $5.0 million of cash and $0.3 million of direct transaction costs. Total liabilities assumed in the transaction of $0.1 million included accounts payable, accrued liabilities, and contractual commitments. The net assets acquired (excluding cash acquired) were assumed to have been contributed to the Company by Palm at the date of acquisition. peanutpress was a provider of eBooks and Internet-based content management services. peanutpress developed, archived, hosted, and securely distributed eBook collections on behalf of publishers of books. This acquisition has been accounted for using the purchase method of accounting under APB No. 16, Business Combinations. Approximately $0.2 million of the purchase price of peanutpress represented purchased in-process technology that had not yet reached technological feasibility, had no alternative future use and was charged to operations. Pro forma results of operations have been presented below as if this acquisition had occurred at the beginning of the periods presented.

During the third quarter of fiscal year 2001, Palm completed the acquisition of WeSync.com, Inc. (“WeSync”). The total purchase price of $46.1 million consisted of $39.5 million of cash, $5.8 million of stock options assumed and direct transaction costs of $0.8 million. The net assets acquired (excluding cash acquired) were assumed to have been contributed to the Company by Palm at the date of acquisition. WeSync was a provider of wireless synchronization technologies. WeSync’s technologies enabled work and personal groups using the company’s free web-based service to share and synchronize changes to calendars and contacts on handhelds running the Palm operating system and PCs. This acquisition has been accounted for using the purchase method of accounting under APB No. 16, Business Combinations. Pro forma results of operations have been presented below as if this acquisition had occurred at the beginning of the periods presented.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase prices were allocated based on the valuations, generally using a discounted cash flow approach, of purchased core technology, purchased in-process technology, non-compete covenants, assembled workforce and other identifiable intangible assets as follows (in thousands):

	Be	peanutpress	WeSync
Core technology	$800	$940	$6,280
Non-compete covenants	780	90	60
Assembled workforce	—	480	710
Publisher relationships	—	710	—
Purchased in-process technology	—	210	—
Net tangible assets (including cash acquired and retained by Palm of $0, $0, and $106, respectively)	—	77	—
Deferred stock-based compensation	—	—	2,759
Goodwill	10,570	2,782	36,340

Purchase price	$12,150	$5,289	$46,149

Identifiable intangible assets are being amortized over periods ranging from six months to three years. Under APB No. 16, acquired workforce was identified in the purchase price allocations for peanutpress, and WeSync and upon the adoption of SFAS No. 142 has been reclassified to goodwill. (See Note 5, Goodwill and Other Intangible Assets.)

The following unaudited pro forma results of operations present the combined results of operations of PalmSource, Be, peanutpress and WeSync as if the acquisitions had occurred as of the beginning of the periods presented. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and other intangible assets, elimination of goodwill and intangible assets recorded on the books of peanutpress due to their prior acquisition by netLibrary and the elimination of amounts paid to Be for professional services.

The historical results of PalmSource for fiscal year 2002 and the five and half months ended November 12, 2001 for Be have been combined for purposes of presenting these unaudited pro forma results of operations. (In thousands, except per share data):

Year Ended May 31, 2002
(Pro Forma/ Unaudited)
Revenue	$44,950
Net loss	$(51,548)
Net loss per share—Basic and diluted	$(5.15)

These unaudited pro forma results of operations have been presented for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the earliest dates presented, or which may result in the future. Unaudited pro forma net loss per share is calculated using common stock outstanding of 10,000,000 shares as adjusted for the one for five reverse stock split.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4.	Balance Sheet Detail

Property and equipment, net, consist of the following (in thousands):

	May 31, 2002	May 31, 2003
Equipment and internal use software	$5,274	$7,664
Leasehold improvements	261	871
Furniture and fixtures	326	338

Total	5,861	8,873
Accumulated depreciation and amortization	(3,469)	(5,454)

	$2,392	$3,419

Depreciation and amortization expense related to property and equipment was $1.3 million, $1.6 million, $2.2 million for the years ended May 31, 2001, 2002, and 2003, respectively.

Other accrued liabilities consist of the following (in thousands):

	May 31, 2002	May 31, 2003
Payroll and related expenses	$2,719	$2,730
Accrued legal expenses	357	3,414
Guarantee of fair value of Palm restricted stock	708	1,750
Other	1,067	1,321

Total	$4,851	$9,215

Note 5.	Goodwill and Other Intangible Assets

PalmSource adopted SFAS No. 142, Goodwill and Other Intangible Assets, on June 1, 2001. On adoption, PalmSource determined that its operations represent a single reporting unit. During the year ended May 31, 2002, PalmSource completed the transitional and annual impairment tests, and determined the fair value to exceed the carrying amount and that no impairment of goodwill was indicated.

Intangible assets consist of the following (in thousands):

	Amortization Period	May 31, 2002			May 31, 2003
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Core technology	24-48 months	$14,849	$(9,930)	$4,919	$14,849	$(14,223)	$626
Non-compete covenants	6-24 months	930	(356)	574	930	(767)	163
Publisher relationships	36 months	710	(286)	424	710	(523)	187
Other	36 months	1,100	(1,100)	—	1,100	(1,100)	—

		$17,589	$(11,672)	$5,917	$17,589	$(16,613)	$976

All of PalmSource’s identifiable intangible assets are subject to amortization. On adoption of SFAS No. 142 on June 1, 2001 acquired workforce was reclassified as goodwill and no longer amortized.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated future amortization expense of identifiable intangible assets is $0.9 million and $0.1 million for the years ending May 31, 2004 and 2005, respectively.

The changes in the carrying amount of goodwill for the three years ended May 31, 2003 are as follows (in thousands):

Balance as of May 31, 2001	$40,783
Reclassification of acquired workforce	1,492

Balance as of June 1, 2001	42,275
Goodwill acquired during the period	10,570

Balance as of May 31, 2002	52,845
Goodwill acquired during the period	—

Balance as of May 31, 2003	$52,845

Had the provisions of SFAS No. 142 been applied for the year ended May 31, 2001, PalmSource net loss and net loss per share would have been as follows (in thousands, except per share amounts):

Year Ended May 31, 2001
Net loss, as reported	$(84,018)
Add back amortization:
Goodwill	5,406
Acquired workforce	692

Adjusted net loss	$(77,920)

Net loss per share:
Net loss per share—basic and diluted, as reported	$(8.40)
Add back amortization of goodwill and acquired workforce	0.61

Adjusted net loss per share—basic and diluted	$(7.79)

Net loss per share has been calculated using common stock outstanding of 10,000,000 shares as adjusted for the one for five reverse stock split for each period presented.

Note 6.	Commitments

PalmSource’s facilities are leased under operating leases expiring at various dates through September 2005. Certain facility leases have renewal options with rentals based upon changes in the Consumer Price Index or the fair market rental value of the property.

Future minimum lease payments are $1.9 million, $1.4 million and less than $0.1 million for the years ending May 31, 2004, 2005 and 2006, respectively.

Rent expense was $4.4 million, $6.4 million, and $4.0 million for the years ended May 31, 2001, 2002 and 2003, respectively.

In September 2001, the Company’s President and Chief Executive Officer received two restricted stock grants in aggregate of 7,500 shares of Palm common stock (as adjusted for Palm’s October 2002, 1-for-20

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

reverse stock split) under a two-year vesting schedule subject to vesting restrictions and a guarantee that the fair market value of the related 7,500 shares of Palm common stock would be at least $2.0 million at September 2003. The guaranteed amount is recorded ratably over the vesting period. As of May 31, 2003, the total fair market value of 7,500 shares of Palm common stock was approximately $0.1 million and $1.7 million was recorded as a liability related to this guarantee. (See Note 16, Subsequent Events.)

In June 2002, PalmSource entered into two royalty agreements with third party vendors for certain licensed technology which include minimum commitments. Future minimum commitments under these agreements are $1.3 million, $2.0 million, $2.2 million, $0.5 million, $0.4 million and $0.3 million for the years ending May 31, 2004, 2005, 2006, 2007, 2008 and thereafter, respectively.

PalmSource has certain payments due to Palm under the business services and other agreements that have been entered into with Palm. The agreements with Palm also include certain indemnifications including indemnifications of Palm under the tax sharing agreement, among other matters, of any tax liability incurred by Palm on account of the sale of PalmSource’s common stock in connection with the distribution. The terms of such indemnification provide for no limitation for the maximum potential payments for such obligations and accordingly the maximum potential amount of future payments is undeterminable at this time. The Company has not been notified of any claims under these indemnifications and has no liabilities recorded for these indemnifications as of May 31, 2003. (See Note 13, Transactions with Palm.)

In July 2002, Palm engaged Morgan Stanley to provide it with advice and assistance in connection with a possible separation transaction of PalmSource. In accordance with the amended and restated separation agreements, PalmSource is required to pay fees due to Morgan Stanley in connection with this engagement. Such fees are subject to adjustment based on the market value of PalmSource at the date of separation and estimated at approximately $3.4 million of which $3.1 million is payable upon completion of the PalmSource distribution.

In August 2002, Palm engaged Needham & Company, Inc. to provide it with advice and assistance in connection with a possible separation transaction of PalmSource. In accordance with the amended and restated separation agreements PalmSource is required to pay fees due to Needham and Company, Inc. in connection with this engagement. The fees payable to Needham & Company, Inc. in connection with this engagement are $0.4 million, $0.3 million of which are payable upon completion of the PalmSource distribution.

Under the indemnification of the Company’s standard software license agreements, the Company agrees to defend the licensee against third party claims asserting infringement by Company’s products of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the licensee. The Company has never incurred significant expense under its product or services warranties. As a result, the Company believes the estimated fair value on these agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of May 31, 2003.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. These indemnification agreements were grandfathered under the provisions of FIN 45 as they were in

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

effect prior to December 31, 2002, however, new directors added under these arrangements will not be grandfathered. Accordingly, the Company had no liabilities recorded for these agreements as of May 31, 2003.

Note 7.	Redeemable Convertible Preferred Stock

PalmSource’s Board of Directors has the authority to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of ownership. In December 2001, PalmSource issued 50,000 shares of Series A preferred stock to Palm. Effective May 9, 2002, PalmSource’s Board of Directors authorized a re-capitalization of the authorized and outstanding Series A preferred stock into Class C common stock and a simultaneous 1,000-for-1 stock split, resulting in 50,000,000 shares of PalmSource Class C common stock issued and outstanding and owned by Palm which was re-capitalized as 10,000,000 shares of PalmSource Class C common stock via the one for five reverse stock split.

On October 7, 2002, Sony invested $20.0 million purchasing 3,333,333 shares of the Company’s Series A redeemable convertible preferred stock (“Series A”) at a purchase price of $6.00 per share, representing a 6.25% interest in PalmSource. PalmSource’s Board of Directors had designated 10,000,000 shares of the authorized 50,000,000 of preferred stock as Series A. In connection with the sale of Series A the Company entered into a registration rights agreement pursuant to which Sony has registration rights with respect to the shares of common stock into which the shares of Series A are convertible. The holders of Series A have various rights and preferences as follows:

Voting:    Holders of Series A are entitled to the number of votes equal to the equivalent number of shares of common stock into which the Series A is convertible and vote together as one class with the holders of Class A common stock.

Dividends:    Holders of Series A are entitled to receive a proportionate share of any dividend declared by the Board of Directors as though the holders of the Series A were the holders of an equivalent number of shares of common stock into which the Series A is convertible. No dividends on the redeemable convertible preferred stock or common stock have been declared by the Board of Directors since inception.

Liquidation:    In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company’s common stock and redeemable convertible preferred stock own less than 50% of the resulting voting power of the surviving entity, but excluding a tax free spin-off, the holders of Series A as a class will be entitled to receive in preference to the common shareholders $6.00 per preferred share. In the event that funds are insufficient to pay the full preferential amounts entitled, then the assets and funds of the Company will be distributed ratably among the holders of Series A. Any remaining assets and funds of the Company after the distribution of the preferential amounts to Series A shall be distributed ratably to the common shareholders.

Redemption:    Outside certain preferences granted upon liquidation which result in the classification of the Series A as redeemable, the holders of the Series A have no redemption rights.

Conversion:    Each share of Series A shall be convertible to nonassessable shares of Class A common stock at the option of the holder at any time after the date of issuance of such share. The initial conversion price was $6.00 per share which became $30.00 per share based on the one for five reverse stock split. In addition, each share of Series A shall automatically be converted into shares of Class A common stock at the effective conversion price immediately prior to a tax-free spin-off, upon the closing of a firm commitment underwritten public offering, or at the election by seventy-five percent of the holders. Subsequent to conversion, holders of Class A common stock are entitled to certain deemed registration rights for sale in the public market.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8.	Stockholders’ Equity

Common Stock

The holders of PalmSource’s common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the preferences that may be applicable to any outstanding preferred stock, the holders of the Company’s common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by PalmSource’s Board of Directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up, the holders of PalmSource’s common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of PalmSource’s common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to PalmSource’s common stock.

Employee Stock Purchase Plan

Prior to the distribution date, eligible PalmSource employees can contribute up to 10% of their compensation, as defined in the Palm Employee Stock Purchase Plan, towards the purchase of shares of Palm common stock at a price of 85% of the lower of the fair market value at the beginning of the 2-year offering period or the end of each six-month purchase period. The Palm employee stock purchase plan provides for annual increases in the number of shares available for issuance on the first day of each fiscal year equal to the lesser of 2% of the outstanding shares of common stock on the first day of the fiscal year, 500,000 shares, or a lesser amount as may be determined by the Palm Board of Directors. As of the distribution date, PalmSource employees cease to be employees of Palm or a subsidiary of Palm and in accordance with the terms of the plan, their right to purchase shares under the Palm Employee Stock Purchase Plan will terminate and any amounts withheld will be refunded.

Stock Option Plans

Certain eligible PalmSource employees have been granted options to purchase PalmSource common stock under PalmSource’s 2001 Stock Option Plan. These options are granted at prices not less than the fair market value at date of grant, typically vest over a one- to four-year period and expire ten years after the date of grant. PalmSource’s stock option plan also allows for the issuance of restricted stock awards, under which shares of common stock may be issued at par value to key employees, subject to vesting restrictions. For restricted stock awards, compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period. To the extent that PalmSource grants restricted stock in the future, compensation expense will be recognized as the granted shares vest. No PalmSource restricted stock awards had been granted as of May 31, 2003. The maximum aggregate number of shares that may be subject to option and sold under the Plan is 2,000,000 shares as adjusted for the one for five reverse stock split prior to the distribution date, of the issued and outstanding shares of common stock.

Certain PalmSource employees hold options to purchase shares of Palm common stock granted under the Palm Stock Option Plan. Under the Palm Stock Option Plan, options are generally granted at not less than the fair market value at date of grant, typically vest over a one- to four-year period and expire ten years after the date of grant. The Palm Stock Option Plan also allows for the issuance of restricted stock awards, under which shares of common stock are issued at par value to key employees, subject to vesting restrictions. For restricted stock awards, compensation expense equal to the fair market value on the date of the grant is recognized over the vesting period. During the years ended May 31, 2001, 2002 and 2003 PalmSource recognized compensation expense of $1.0 million, $1.8 million and $2.1 million, respectively, related to Palm restricted stock grants, including the guarantee of fair value of Palm restricted stock. As of the distribution date PalmSource employees cease to be employees of Palm or a subsidiary of Palm and in accordance with the terms of the plan, employees who have Palm restricted stock grants will forfeit the unvested portion of such grants at the distribution date.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of the distribution date, PalmSource employees cease to be employees of Palm or a subsidiary of Palm, and in accordance with the terms of the Palm Stock Option Plan, PalmSource employees who have Palm stock options will forfeit the unvested portion of such stock options on that date. The number of shares and the exercise price of vested Palm stock options held by PalmSource employees will be adjusted at the distribution date using a conversion formula. The adjustment of the vested portion of Palm options will be done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the distribution are the same, and (2) the ratio of the exercise price per option to the market value per share is not reduced. In accordance with the terms of the Palm Stock Option Plan, PalmSource employees will generally have three months from the distribution date to exercise adjusted vested Palm stock options.

The following table summarizes the activity of options held by PalmSource employees under the Palm and PalmSource stock option plans. PalmSource shares and weighted average exercise prices have been adjusted for the one for five reverse stock split of the issued and outstanding shares of common stock (in thousands, except exercise price):

	Palm stock options		PalmSource stock options
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding, May 31, 2000	114	$691.19	—	$—
Granted	311	351.69	—	—
Exercised	(28)	308.45	—	—
Cancelled	(39)	605.82	—	—

Outstanding, May 31, 2001	358	435.54	—	—
Granted	305	91.96	1,189	40.00
Exercised	(1)	11.62	—	—
Cancelled	(189)	402.59	—	—

Outstanding, May 31, 2002	473	228.38	1,189	40.00
Granted	342	14.10	9	30.00
Exercised	(1)	12.81	—	—
Cancelled	(193)	207.27	(120)	40.00

Outstanding, May 31, 2003	621	$117.47	1,078	$39.92

A summary of Palm stock options held by PalmSource employees under the Palm Stock Option Plans (in thousands, except exercise price) as of May 31, 2003 is as follows:

	Outstanding			Exercisable
Range of exercise price	Number of shares	Weighted average exercise price	Weighted average contractual life (in years)	Number of shares	Weighted average exercise price
$8.80 to $13.59	56	$11.84	9.54	1	$10.41
$13.80 to $13.80	203	13.80	9.23	46	13.80
$14.00 to $72.00	72	35.72	9.14	9	64.21
$72.80 to $72.80	45	72.80	8.49	45	72.80
$75.00 to $104.80	116	103.13	8.19	111	104.24
$154.00 to $1,187.50	129	401.96	7.05	103	378.92

$8.80 to $1,187.50	621	$117.47	8.55	315	$175.23

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

PalmSource stock options outstanding as of May 31, 2003 include options to purchase 1,078,000 shares of PalmSource common stock (adjusted for the one for five reverse stock split) at a weighted average exercise price of $39.92 per share, with a weighted average contractual life remaining of 8.95 years. As of May 31, 2003, 416,958 shares of PalmSource common stock (adjusted for the one for five reverse stock split) were exercisable at an exercise price of $40.00 per share.

SFAS No. 123 Assumptions and Fair Value

The fair value of each option grant during the years ended May 31, 2003, 2002 and 2001 reported above in Note 2, Significant Accounting Policies, was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	Palm Stock Option Plans			Palm Employee Stock Purchase Plan			PalmSource Stock Option Plan
	2001	2002	2003	2001	2002	2003	2002	2003
Risk-free interest rate	4.9%	3.3%	2.4%	4.0%	3.4%	2.3%	3.5%	2.1%
Volatility	77%	100%	100%	77%	97%	99%	0%	0%
Option term (in years)	3.1	2.3	3.2	1.8	2.0	2.0	3.0	2.5
Dividend yield	0%	0%	0%	0%	0%	0%	0%	0%

The weighted average estimated fair value of Palm stock options granted during the years ended May 31, 2001, 2002 and 2003 was $209.52, $50.89 and $8.88 per share, respectively (as adjusted for Palm’s October 2002 1-for-20 reverse stock split). The weighted average estimated fair value of shares granted under the Palm Employee Stock Purchase Plan during the years ended May 31, 2001, 2002 and 2003 was $150.91, $32.10 and $14.73 per share, respectively, (as adjusted for Palm’s October 2002 1-for-20 reverse stock split). The weighted average estimated fair value of PalmSource stock options granted during the years ended May 31, 2002 and 2003 was $4.01 and $1.52 per share respectively (adjusted for PalmSource’s one for five reverse stock split).

Note 9.	Income Taxes

The Company has entered into a Tax Sharing Agreement with Palm. (See Note 13, Transactions with Palm.)

The income tax provision consists of the following (in thousands):

	Years Ended May 31,
	2001	2002	2003
Current:
Federal	$—	$—	$—
State	—	6	104
Foreign	9	3	1,966

Total current	9	9	2,070

Deferred:
Federal	—	329	306
State	—	83	44

Total deferred	—	412	350

Income tax provision	$9	$421	$2,420

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s foreign taxes are primarily foreign withholding taxes on license revenue reported in the U.S. for which no credit is currently available against U.S. taxes due to the Company’s net loss position.

The income tax provision differs from the amount computed by applying the federal statutory income tax rate to loss before income taxes as follows:

	Years Ended May 31,
	2001	2002	2003
Tax computed at federal statutory rate	35.0%	35.0%	35.0%
Acquired in-process technology and non-deductible goodwill	(1.6)	(0.7)	(1.6)
Foreign taxes	—	—	(10.2)
Separation costs	—	—	(6.4)
Losses and credits not benefited	(33.3)	(34.9)	(28.4)
Other	(0.1)	0.2	(0.9)

Effective tax rate	0.0%	(0.8)%	(12.5)%

The significant components of PalmSource’s deferred income tax assets are (in thousands):

	May 31, 2002	May 31, 2003
Deferred tax assets:
Reserves not currently deductible for tax purposes	$1,640	$1,004
Net operating loss carryforwards	59,733	60,349
Deferred expenses	9,040	10,066
Tax credit carryforwards	1,520	1,729
Deferred revenue	4,201	5,707
Other	822	3,299

Subtotal	76,956	82,154
Valuation allowance	(75,587)	(82,121)

Net deferred tax assets	1,369	33
Deferred tax liabilities:
Goodwill	(169)	(519)
Acquisition intangibles	(1,369)	(33)

Total net deferred tax liabilities	$(169)	$(519)

The valuation allowance reduces deferred tax assets to estimated realizable value due to PalmSource’s history of operating losses. The increase in the valuation allowance is $16.7 million and $6.5 million for the years ended May 31, 2002 and 2003, respectively.

The Company’s operating results historically have been included in Palm’s consolidated U.S. income tax return and consolidated, combined or unitary state income tax returns and in tax returns of certain foreign subsidiaries. The income tax provision in the Company’s combined and consolidated financial statements have been determined on a separate-return basis. Pursuant to the Company’s tax sharing agreement with Palm, $65.4 million of deferred tax assets which arose prior to the formation of the Company as a legal entity on December 3, 2001 are deemed attributes of Palm.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10.	Restructuring Charges

In the third quarter of fiscal year 2003, PalmSource recorded restructuring charges of $2.2 million related to restructuring actions which consisted of workforce reductions of approximately 60 regular employees, primarily in the U.S., facilities and property and equipment that will be disposed of or removed from service. The charge was recorded as incurred in accordance with SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Charges for employee workforce reductions were recorded upon employee notification for employees whose required continuing service period is 60 days or less. Restructuring charges relate to the implementation of a series of actions to better align the Company’s expense structure with its revenues. As of May 31, 2003, headcount reductions were essentially complete.

In the fourth quarter of fiscal year 2002, PalmSource recorded restructuring charges of $1.8 million related to decisions and commitments made in that quarter. These restructuring charges consist of workforce reduction costs and excess facilities charges. PalmSource recorded a charge of approximately $1.6 million related to lease commitments on excess facilities that PalmSource exited and removed from service in fiscal year 2003. PalmSource recorded approximately $0.2 million related to workforce reductions primarily related to severance, benefits and related costs due to the reduction of a small number of regular employees in Europe. As of May 31, 2003, headcount reductions were complete and the lease commitments have expired. The adjustment of $0.1 million is due to changes from the original estimate in the settlement of the lease commitments on excess facilities.

In the second quarter of fiscal year 2002, PalmSource reduced its cost structure and recorded charges of $0.2 million for these actions. The second quarter fiscal year 2002 restructuring charge consisted of workforce reduction costs across all geographic regions. Workforce reductions affected approximately ten regular employees. As of May 31, 2003, the headcount reductions were complete.

In the fourth quarter of fiscal year 2001, PalmSource recorded restructuring charges of $2.2 million which consisted of workforce reduction costs of $2.0 million across all geographic regions and costs related to lease commitments of $0.2 million on excess facilities. These workforce reductions affected approximately 45 regular employees. As of May 31, 2002, the headcount reductions were essentially complete and excess facilities had been exited.

Cost reduction actions initiated in the fourth quarter of fiscal year 2001 and the second and fourth quarters of fiscal year 2002 are substantially complete. Cost reduction actions initiated in the third quarter of fiscal year 2003 are expected to be complete by the end of the second quarter of fiscal year 2004. PalmSource cannot assure that current estimates of the costs associated with these restructuring actions will not change during the implementation period.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities related to the restructuring actions consist of the following (in thousands):

	Q4 2001 Action		Q2 2002 Action	Q4 2002 Action		Q3 2003 Action		Total
	Excess facilities costs	Workforce reduction costs	Workforce reduction costs	Excess facilities costs	Workforce reduction costs	Excess facilities costs	Workforce reduction costs
Restructuring expenses	$177	$2,049	$—	$—	$—	$—	$—	$2,226
Cash payments	—	(734)	—	—	—	—	—	(734)

Balances, May 31, 2001	177	1,315	—	—	—	—	—	1,492
Restructuring expenses	—	—	222	1,586	184	—	—	1,992
Cash payments	(177)	(1,246)	(215)	—	—	—	—	(1,638)
Write-offs	—	(42)	(9)	—	—	—	—	(51)

Balances, May 31, 2002	—	27	(2)	1,586	184	—	—	1,795
Restructuring expenses (adjustments)	—	—	—	(58)	10	172	2,064	2,188
Cash refund (payments)	—	(27)	2	(1,528)	(194)	(172)	(1,715)	(3,634)

Balances, May 31, 2003	$—	$—	$—	$—	$—	$—	$349	$349

Note 11.	Employee Benefit Plan

Eligible PalmSource employees may participate in Palm’s 401(k) Plan (“the Plan”). As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Participants may elect to contribute from 1% to 22% of their annual compensation to the Plan each calendar year, limited to a maximum annual amount as set periodically by the Internal Revenue Service. In addition, the Plan provides for Company matching contributions as determined by the Board of Directors. Palm matches 50% for each dollar on the first 6% of target income contributed by the employee. Employees become vested in Palm matching contributions according to a three-year vesting schedule based on initial date of hire. PalmSource’s expense related to 401(k) matching contributions was $0.5 million, $0.5 million and $0.7 million for the years ended May 31, 2001, 2002 and 2003, respectively.

Note 12.	Litigation

To date, no lawsuit has been filed against PalmSource but from time to time the Company has received claims related to the conduct of its business. In the course of Palm’s business, it occasionally receives claims related to consumer protection, general commercial claims related to the conduct of its business and the performance of its products and services and other litigation claims, such as stockholder derivative class action lawsuits. In the course of Palm’s business, it also receives claims of infringement or otherwise becomes aware of potentially relevant patents or other intellectual property rights held by other parties. Palm is currently subject to a number of these claims. Palm believes that it has defenses to the cases set forth below and is vigorously contesting these matters. Though the claims currently do not name PalmSource as defendants, the substance of their claims may implicate PalmSource and result in claims against the Company in the future or require that PalmSource indemnify Palm pursuant to our separation agreements with Palm. PalmSource is not currently able to estimate, with reasonable certainty, the possible loss, or range of loss, if any, from the cases listed below, but an unfavorable resolution of these lawsuits could materially adversely affect PalmSource’s business, results of operations or financial condition.

On April 28, 1997, Xerox Corporation filed suit in the United States District Court for the Western District of New York. The case came to be captioned Xerox Corporation v. 3Com Corporation, U.S. Robotics

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Corporation, U.S. Robotics Access Corp., and Palm Computing, Inc., Civil Action No. 97-CV-6182T. The complaint alleged willful infringement of U.S. Patent No. 5,596,656, titled “Unistrokes for Computerized Interpretation of Handwriting.” The complaint sought unspecified damages and to permanently enjoin the defendants from infringing the patent in the future. In 2000, the District Court dismissed the case, ruling that the patent is not infringed by the Graffiti handwriting recognition system used in handheld computers using Palm OS. Xerox appealed the dismissal to the United States Court of Appeals for the Federal Circuit, or CAFC. On October 5, 2001, the CAFC affirmed-in-part, reversed-in-part and remanded the case to the District Court for further proceedings. On December 20, 2001, the District Court granted Xerox’s motion for summary judgment that the patent is valid, enforceable, and infringed. The defendants filed a Notice of Appeal on December 21, 2001. On February 22, 2002, the court denied a request for an injunction sought by Xerox to prohibit the manufacture or sale of products using the Graffiti handwriting recognition system. The court also rejected a request by Xerox to set a trial date to determine damages Xerox claims it is owed. In connection with the denial of Xerox’s request to set a trial date on damages, the court required Palm to post a $50.0 million bond, which was satisfied with a letter of credit from a financial institution and, subsequently, was released in April 2003. A Notice of Appeal from the District Court’s order of February 22, 2002 was filed by Palm on March 15, 2002. A cross-appeal from the District Court’s order of February 22, 2002 was filed by Xerox on March 4, 2002. A hearing on the appeal and cross-appeal was held on January 6, 2003 before the CAFC. The CAFC has remanded the case to the District Court for a determination on the issue of invalidity of the patent. Xerox petitioned the CAFC for reconsideration of its determination on the appeal and cross-appeal, but the CAFC has denied this petition and eliminated the requirement for the $50 million bond from Palm. If Palm is not successful regarding the remand to the District Court, the CAFC has noted that an injunction will apply. If an injunction is sought by Xerox and issued, it could result in business interruption for Palm or PalmSource that would have a significant adverse impact on Palm’s or PalmSource’s operations and financial condition if Palm and PalmSource have not transitioned to a handwriting recognition system outside the scope of Xerox’s asserted claims. In addition, if Palm is not successful with regard to this remand to the District Court, Xerox has stated in its court pleadings that it will seek at a trial, a significant compensatory and punitive damage award or license fees from Palm. Furthermore, if Palm is not successful with regard to this remand to the District Court, Palm might be liable to Palm’s licensees and other third parties under contractual obligations or otherwise sustain adverse financial impact if Xerox seeks to enforce its patent claims against Palm’s licensees and other third parties. The District Court judge has conducted settlement discussions between the parties. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, Palm may be required to indemnify and hold 3Com harmless for any damages or losses which may arise out of the Xerox litigation. As part of the separation agreements with Palm, Palm has agreed to indemnify PalmSource for any damages that PalmSource may incur due to the Xerox litigation. If Palm is not successful in the Xerox litigation and is unable to or does not indemnify the Company, PalmSource might be required to pay Xerox significant damages or license fees or pay licensees significant amounts to indemnify them for their losses. PalmSource believes that Palm has adequate defenses to the claims made by Xerox. PalmSource further believes that it is remote that PalmSource will incur a loss resulting from any fees or damages in excess of amounts recoverable from Palm under Palm’s indemnification of PalmSource.

On February 28, 2000, E-Pass Technologies, Inc. filed suit against 3Com, Inc. in the United States District Court for the Southern District of New York and later filed, on March 6, 2000, an amended complaint against Palm and 3Com. The case is now captioned E-Pass Technologies, Inc. v. 3Com Corporation, a/k/a 3Com, Inc. and Palm, Inc. (Civil Action No. 00 CIV 1523). The amended complaint alleges willful infringement of U.S. Patent No. 5,276,311, titled Method and Device for Simplifying the Use of Credit Cards, or the Like. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patent in the future. The case was transferred to the U.S. District Court for the Northern District of California. In an Order dated August 12, 2002, the Court granted Palm’s motion for summary judgment that there

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was no infringement. E-Pass appealed the Court’s decision to the CAFC. The issues on appeal before the CAFC have been fully briefed and argued by the parties. On August 21, 2003, the CAFC issued a ruling reversing the claim construction of the District Court and the attendant summary judgment motion and remanded the case to the District Court for further proceedings. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, Palm may be required to indemnify and hold 3Com harmless for any damages or losses, which may arise out of the E-Pass litigation.

On March 14, 2001, NCR Corporation filed suit against Palm and Handspring, Inc. in the United States District Court for the District of Delaware. The case is captioned NCR Corporation v. Palm, Inc. and Handspring, Inc., Civil Action No. 01-169. The complaint alleges infringement of U.S. Patent Nos. 4,634,845 and 4,689,478, titled, respectively, Portable Personal Terminal for Use in a System for Handling Transactions and System for Handling Transactions Including a Portable Personal Terminal. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendants from infringing the patents in the future. The case was referred to Magistrate Judge Mary P. Thynge. In a Memorandum Opinion dated July 11, 2002, the Magistrate Judge indicated that she would recommend that the District Court grant the defendants motion for summary judgment that there was no infringement. NCR filed objections to the recommendations of the Magistrate Judge, and Palm has filed a response to NCR’s objections. On August 28, 2003, the District Court granted Palm’s motion for summary judgment, ruling that Palm products do not infringe the NCR patents, and denied NCR’s motion.

On January 23, 2003, Peer-to-Peer Systems LLC filed a complaint against Palm in the United States District Court for the District of Delaware. The case is captioned Peer-to-Peer Systems, LLC vs. Palm, Inc., Civil Action No. 03-115. The complaint alleges infringement of U.S. Patent No. 5,618,045 titled Interactive Multiple Player Game System and Method of Playing a Game Between at Least Two Players. The complaint seeks unspecified compensatory and treble damages and to permanently enjoin the defendant from infringing the patent in the future. Palm believes that the claims are without merit and intends to defend against them vigorously. The parties have begun the discovery process.

In June 2001, the first of several putative stockholder class action lawsuits was filed in United States District Court, Southern District of New York against certain of the underwriters for Palm’s initial public offering, Palm and several of its officers. The complaints, which have been consolidated under the caption In re Palm, Inc. Initial Public Offering Securities Litigation, No. 01 CV 5613, assert that the prospectus from Palm’s March 2, 2000 initial public offering failed to disclose certain alleged actions by the underwriters for the offering. The complaints allege claims against Palm and the officers under Sections 11 and 15 of the Securities Act of 1933, as amended. Certain of the complaints also allege claims under Section 10(b) and Section 20(a) of the Securities Exchange Act of 1934, as amended. Other actions have been filed making similar allegations regarding the initial public offerings of more than 300 other companies. All of these various consolidated cases have been coordinated for pretrial purposes as In re Initial Public Offering Securities Litigation, Civil Action No. 21-MC-92. An amended consolidated complaint was filed in April 2002. The claims against the individual defendants have been dismissed without prejudice pursuant to an agreement with the plaintiffs. The Court has denied Palm’s motion to dismiss. A special committee of Palm’s Board of Directors recently approved a tentative settlement proposal from plaintiffs, which includes a guaranteed recovery to be paid by the issuer defendants’ insurance carriers and an assignment of certain claims the issuers, including Palm, may have against the underwriters. There is no guarantee that the settlement will become final however, as it is subject to a number of conditions, including court approval. Palm believes that it has meritorious defenses to the claims against it and intends to defend the action vigorously if the case does not settle.

On August 7, 2001, a purported consumer class action lawsuit was filed against Palm and 3Com Corporation in California Superior Court, San Francisco County. The case is captioned Connelly et al v. Palm,

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Inc., 3 Com Corp et al, Case No. 323587. An amended complaint alleging breach of warranty and violation of California’s Unfair Competition Law was filed and served on Palm on August 15, 2001. The amended complaint, filed on behalf of purchasers of Palm III, IIIc, V and Vx handhelds, alleges that certain Palm handhelds may cause damage to PC motherboards by permitting an electrical charge, or floating voltage, from either the handheld or the cradle to be introduced into the PC via the serial and/or USB port on the PC. The plaintiffs allege that this damage is the result of a design defect in one or more of the following: HotSync software, handheld, cradle and/or the connection cable. The complaint seeks restitution, rescission, damages, an injunction mandating corrective measures to protect against future damage as well as notifying users of potential harm. Discovery is closed. The parties engaged in mediation and have reached an agreement in principle to settle the action, subject to acceptable documentation and court approval. In connection with Palm’s separation from 3Com, pursuant to the terms of the Indemnification and Insurance Matters Agreement between 3Com and Palm, Palm may be required to indemnify and hold 3Com harmless for any damages or losses which may arise out of the Connelly litigation.

On January 23, 2002, a purported consumer class action lawsuit was filed against Palm in California Superior Court, San Francisco County. The case is captioned Eley et al v. Palm, Inc., Case No. 403768. The unverified complaint, filed on behalf of purchasers of Palm m500 and m505 handhelds, alleges (1) that the HotSync function in certain Palm handhelds does not perform as advertised and the products are therefore defective and (2) that upon learning of the problem, Palm did not perform proper corrective measures for individual customers as set forth in the product warranty. The complaint alleges Palm’s actions are a violation of California’s Unfair Competition Law and a breach of express warranty. The complaint seeks alternative relief including an injunction to have Palm desist from selling and advertising the handhelds, to recall the defective handhelds, to restore the units to their advertised functionality, to pay restitution or disgorgement of the purchase price of the units and/or damages and attorneys’ fees. Palm filed its answer denying the allegations and the parties engaged in document and deposition discovery. Plaintiff and Palm engaged in mediation and have reached an agreement in principle to settle the action, subject to acceptable documentation and court approval. No trial date has been set.

On March 11, 2002, a purported consumer class action lawsuit was filed against Palm in the Wayne County Circuit Court, Detroit, Michigan. The case is captioned Hayman, et al. v Palm, Inc (Case No. 02-208249-CP). Plaintiffs allege that certain of Palm, Inc.’s advertisements for its Palm III, V and m100 handheld devices were false or misleading regarding the ability of the device to wirelessly and remotely access e-mails or the Internet without the need for additional hardware or software sold separately. Plaintiffs allege violations of the Michigan Consumer Protection Act, breach of express and implied warranties and Michigan common law, and seek to recover the purchase price of the device from Palm for themselves and a class of all similarly situated consumers. Palm has filed a motion to dismiss the lawsuit in its entirety. The Court has heard arguments on that motion, and it has advised that it would rule on Palm’s motion to dismiss before considering the suitability of this lawsuit for class treatment.

In October 2002, a purported consumer class action lawsuit was filed against Palm in Illinois Circuit Court, Cook County. The case is captioned Goldstein v. Palm, Inc., No. 02CH19678. The case alleges consumer fraud regarding Palm’s representations that its m100, III, V, and VII handheld personal digital assistant, as sold, would provide wireless access to the Internet and e-mail accounts, and would perform common business functions including data base management, custom form creation, and viewing Microsoft Word and Excel documents, among other tasks. The case seeks unspecified actual damages and indemnification of certain costs. Palm responded to the Complaint and the case is in its early stages. No trial date has been set.

In August and September 2002, four purported consumer class action lawsuits were filed against Palm in California Superior Court, Santa Clara County; California Superior Court, San Diego County; Illinois Circuit Court,

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Cook County; and Illinois Circuit Court, St. Clair County. The respective cases are captioned Lipner and Ouyang v. Palm, Inc., No. CV-810533; Veltman v. Palm, Inc., No. 02CH16143; Wireless Consumer’s Alliance, Inc. v. Palm, Inc., No. GIC-794940; and Cokenour v. Palm, Inc., No. 02L0592. All four cases allege consumer fraud regarding Palm’s representations that its m130 handheld personal digital assistant supported more than 65,000 colors. Certain of the cases also allege breach of express warranty and unfair competition. In general, the cases seek unspecified damages and/or to enjoin Palm from continuing its allegedly misleading advertising. The parties have tentatively agreed to a settlement in principle, subject to acceptable documentation and court approval.

On February 27, 2003, a purported consumer class action lawsuit was filed against Palm in California Superior Court, Santa Clara County. The case is captioned Hemmingsen et al v. Palm, Inc., Case No. CV815074. The unverified complaint, filed on behalf of purchasers of Palm m515 handhelds, alleges that such handhelds fail at unacceptably high rates, and in particular that instant updating and synchronization of data with PCs often will not occur. The complaint further alleges that, upon learning of the problem, Palm did not perform proper corrective measures for individual customers as set forth in the product warranty, among other things. The complaint alleges that Palm’s actions violate California’s Unfair Competition Law and constitute a breach of warranty. The complaint seeks restitution, disgorgement, damages, an injunction mandating corrective measures including a full replacement program for all allegedly defective m515s or, alternatively mandating a refund to all purported class members of the full purchase price for their m515s, and attorneys’ fees. The parties have begun the discovery process.

On or about June 17 and 19, 2003, respectively, two putative class action lawsuits were filed in the Court of Chancery in the State of Delaware in and for the County of New Castle against Palm, Handspring and various officers and directors of Handspring. The cases are captioned Goldhirsch v. Handspring, Inc., et. al., Civil Action No. 20376-NC and Majarian v. Handspring, Inc., et. al., Civil Action No. 20381-NC. The Majarian complaint was amended on or about June 23, 2003 to, among other things, delete certain previously named officer defendants. Both complaints allege that the officers and directors of Handspring breached their fiduciary duties to Handspring stockholders by, among other things, failing to undertake an appropriate evaluation of Handspring’s net worth as a merger or acquisition candidate and failing to maximize Handspring stockholder value by not engaging in a meaningful auction of Handspring. The Majarian complaint also alleges, among other things, that the officers and directors of Handspring breached their fiduciary duties by failing to act independently so that the interests of Handspring’s public stockholders would be protected and enhanced. Both complaints allege that Palm aided and abetted the alleged breaches of fiduciary duty of Handspring’s officers and directors. Both complaints seek, among other things, a preliminary and permanent injunction against the transaction, a recission of the transaction if it is consummated and unspecified damages. The Goldhirsch complaint also requests, among other things, that the Court order Handspring’s officers and directors to take all necessary steps to maximize stockholder value, including open bidding and/or a market check. Palm believes that the lawsuits are without merit and intends to vigorously defend the cases.

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Note 13.	Transactions with Palm

For the periods subsequent to the Separation Date, intercompany transactions and balances between PalmSource and Palm consisted of the following (in thousands):

	The Period from Separation Date to May 31, 2002	Year Ended May 31, 2003
Balance at beginning of period	$—	$864
Royalty and license fees	18,219	38,125
Support and services	208	1,174
Cost of revenues	(78)	(77)
Research and development expenses	(2,738)	(779)
Sales and marketing expenses	(1,794)	(2,241)
General and administrative expenses	(1,510)	(372)
Allocation of corporate services	(7,686)	(5,381)
Real estate/facilities expenses	(2,380)	(794)
Stock-based compensation	(575)	(1,052)
Other income (expense), net	(61)	22
Collection of third party receivables by Palm on behalf of PalmSource	1,533	360
Cash paid by Palm on behalf of PalmSource, net	(1,184)	(3,029)
Net assets transferred to PalmSource	(126)	(911)
Net cash transfers from Palm	(633)	(20,413)
Other	(331)	(2,345)

Balance at end of period	$864	$3,151

Average balance during the period	$432	$2,008

For the periods presented, PalmSource’s costs and expenses included allocations from Palm for centralized legal, finance, treasury, real estate, information technology, customer support, sales, marketing, engineering, and other Palm corporate services and infrastructure costs. These allocations were determined on the bases that Palm and PalmSource considered to be reasonable reflections of the utilization of services provided or the benefit received by PalmSource. The allocation methods include relative revenues or headcount.

Allocated costs included in the accompanying consolidated statements of operations were as follows (in thousands):

	Years Ended May 31,
	2001	2002	2003
Cost of revenues	$382	$410	$143
Research and development	11,966	9,931	551
Sales and marketing	7,763	4,885	2,390
General and administrative	10,713	7,243	3,091

Subsequent to the Separation Date, during fiscal year 2002, Palm made capital contributions to PalmSource of approximately $31.1 million in cash and $7.0 million in net asset transfers. During fiscal year 2003, Palm made additional capital contributions in accordance with the terms of the Master Separation and Distribution Agreement of approximately $1.5 million in net asset transfers offset by a capital distribution by PalmSource of approximately $2.9 million in cash.

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For purposes of governing certain of the ongoing relationships between PalmSource and Palm at and after the Separation Date and to provide for an orderly transition, PalmSource and Palm have entered into various agreements. A brief description of each of the agreements follows.

Software License Agreement

Under the Software License Agreement, as amended and restated, PalmSource agreed to grant to Palm certain licenses to develop, manufacture, test, maintain and support their products. In addition, PalmSource agreed to grant to Palm a source code license and certain rights to use, produce, grant end user sublicenses and distribute certain software. Palm will pay PalmSource license and royalty fees based upon the shipment of Palm’s products which incorporate PalmSource’s software and maintenance and support fees. The Software License Agreement expires December 3, 2006 and includes a minimum annual royalty and license commitment of $40.0 million, $37.5 million, $39.0 million, $41.0 million and $42.5 million during each of the contract years expiring December 3, 2006. Under the terms of the Software License Agreement, PalmSource has recognized license and royalty revenues of $0, $17.6 million, and $38.1 million, for the years ended May 31, 2001, 2002 and 2003, respectively. In addition, PalmSource has recognized support and service revenues of $0, $0.8 million, and $1.2 million for the years ended May 31, 2001, 2002 and 2003, respectively. These amounts have been included in related party revenues on the face of the combined and consolidated financial statements. (See Note 15, Other Related Party Transactions.)

Trademark Agreements

The Trademark Agreements contain the key provisions relating to the use of all Palm-formative trademarks which have been assigned from PalmSource and Palm to a brand holding company, Palm Trademark Holding Company LLC, to be owned 55% by PalmSource and 45% by Palm, which will license the marks to PalmSource and Palm. Under the various agreements, PalmSource has been granted the right to use and sublicense the Palm Marks and Palm has been granted the right to use and sublicense certain transitional Palm-formative marks.

Master Separation and Distribution Agreement

The Master Separation and Distribution Agreement contains the key provisions relating to the separation of PalmSource from Palm. The agreement lists the documents and items that the parties were required to deliver in order to have accomplished the transfer of assets and liabilities from Palm to PalmSource effective on the Separation Date. The parties also entered into both short-term and long term covenants, including covenants relating to business service agreements, exchange of information, auditor and auditing practices, dispute resolution and employee matters.

General Assignment and Assumption Agreement

The General Assignment and Assumption Agreement as amended, identifies the assets that Palm transferred to PalmSource and the liabilities that PalmSource assumed from Palm in the separation. The assets that were transferred and the liabilities that were assumed were listed in the agreement.

Intellectual Property Agreements

The Master Technology Ownership and License Agreement and the Master Patent Ownership and License Agreement together are referred to as the Intellectual Property Agreements. Under the Intellectual Property Agreements, Palm grants, conveys and assigns to PalmSource all its right, title and interest in and to the

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PalmSource technology as well as all causes of action and rights of recovery for past infringement of Copyrights and Database Rights in and to the PalmSource technology and for past misappropriation of trade secrets in and to the PalmSource technology. Palm also grants, conveys and assigns to PalmSource all its right, title and interest in and to the PalmSource data and PalmSource Patents as well as causes of action and rights of recovery for past infringement of PalmSource Patents and the right to claim priority from PalmSource Patents. The agreement confirm that Palm and PalmSource jointly own all right, title and interest in and to the Joint Data and Palm grants, conveys and assigns to PalmSource an undivided one-half interest in and to the Joint Data.

In addition, PalmSource and Palm grant licenses to each other on certain Copyrights, trade secrets, Database Rights, patents and other intellectual property rights in and to the Licensed PalmSource Technology and Licensed Palm Technology which were jointly developed with PalmSource. Both Palm and PalmSource have agreed not to disclose confidential information of the other party except in specific circumstances.

Tax Sharing Agreement

The amended and restated Tax Sharing Agreement (the “tax sharing agreement”) sets forth the principal arrangements between Palm and PalmSource regarding the filing of tax returns, the payment of taxes and the conduct of tax audits or other disputes. The tax sharing agreement provides for the calculation of PalmSource’s tax liability as if PalmSource were a stand-alone corporation; i.e., to the extent that PalmSource would have been liable for taxes on a stand-alone basis, it will pay Palm for such tax liability. Conversely, to the extent that any PalmSource operating losses reduce PalmSource’s tax liability as a stand-alone company in a future period, any required payment to Palm under the agreement will be reduced.

Under the tax sharing agreement, Palm is required to prepare and file all Palm/ PalmSource consolidated tax returns through the distribution date, including the final consolidated Palm/PalmSource federal income tax return. PalmSource has the right to review and consent to any Palm/PalmSource consolidated returns filed after the distribution date, provided that it does not withhold such consent unreasonably. In addition, Palm has sole and complete authority to control and resolve all tax audits and other disputes relating to any Palm/ PalmSource consolidated returns filed before and after the distribution date. After the distribution date, however, Palm may not enter into any dispute settlement that would materially increase PalmSource’s liability under the tax sharing agreement without PalmSource’s consent, which consent PalmSource cannot withhold unreasonably.

The tax sharing agreement also contains provisions requiring PalmSource to indemnify Palm for, among other things, (i) any increases in PalmSource’s stand-alone income tax liability or other consolidated tax liabilities arising as a result of any amended return, audit or other dispute and attributable to periods after December 3, 2001, (ii) any increases in certain non-income taxes (e.g., payroll, employee withholding, etc.) attributable to PalmSource’s business, (iii) any transfer taxes incurred on the transfer of assets by Palm to PalmSource, and (iv) any tax liability incurred by Palm on account of the sale of PalmSource’s common stock in connection with the distribution.

Business Services Agreement

The Business Services Agreement governs individual business services as requested by PalmSource and provided by Palm on an interim basis, for one year from the Separation Date, which was extended through May 31, 2003, for specific services or otherwise indicated in the agreement. The services include corporate development, corporate marketing, corporate strategy, finance, global corporate procurement, human resources, information technology, insurance and risk management, legal, real estate and site services, security and environmental health and safety, stock administration, tax and trade, travel and meeting services and treasury.

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Specified charges for such services are generally intended to allow the providing company to recover the direct and indirect costs of providing the services. If PalmSource becomes an externally separate company prior to the termination of the Business Services Agreement, PalmSource will pay Palm the direct and indirect costs of providing the services plus 5% for services provided to PalmSource after the distribution date. Services provided by Palm to PalmSource prior to the distribution date are at cost.

The Business Services Agreement also will cover the provision of certain additional services identified from time to time after the Separation Date that were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the Master Separation and Distribution Agreement, so long as such services would not significantly disrupt Palm’s operations or materially increase the scope of its responsibility under the agreement.

Master Confidential Disclosure Agreement

Under the Confidential Disclosure Agreement, the receiving party shall protect the confidential information of the disclosing party by using the same degree of care to prevent the unauthorized use, dissemination, or publication of the confidential information as receiving party uses to protect its own confidential information of a like nature. The receiving party will not use such confidential information in violation of any use restriction in any transaction agreement and not disclose such confidential information to any third party without prior written consent of the disclosing party, except as expressly permitted under agreements entered between the parties.

Indemnification and Insurance Matters Agreement

Under the amended and restated Indemnification and Insurance Matters Agreement, on the distribution date, PalmSource and Palm will each release and forever discharge the other from any and all liabilities arising under any contract or agreement and from events occurring on or before the distribution date, including events occurring in connection with the activities to implement the separation and distribution. The agreement also contains provisions governing indemnification. In general, PalmSource and Palm will each indemnify the other from all liabilities arising from their respective businesses or contracts, as well as liabilities arising from a breach of the separation agreement or any ancillary agreement. In addition, Palm and PalmSource will each indemnify the other against liability for specified environmental actions and conditions. PalmSource will reimburse Palm for the cost of any insurance premium expenses to be allocated between Palm and PalmSource according to their respective shared percentages.

Xerox Litigation Agreement

The Xerox litigation agreement governs Palm and PalmSource’s obligations with respect to the current patent litigation with Xerox. Prior to the effectiveness of the litigation agreement, the responsibility for the defense and indemnity of the Xerox litigation rested with PalmSource and PalmSource had been paying Palm’s defense costs and reimbursing Palm for any payments required as a result of its posting of a bond required in connection with the litigation through May 31, 2003. PalmSource reimbursed Palm for $1.1 million of expenses associated with Palm’s posting of such bond for the year ended May 31, 2003.

Under the Xerox litigation agreement, Palm assumes responsibility for managing the Xerox litigation, determining strategy and making most settlement decisions. Additionally, if any claim is brought against PalmSource or its OS licensees alleging infringement of the Xerox patent by covered OS versions, then Palm also must manage the defense, bear the costs and pay the damages awarded or agreed to in settlement of such claim. Although Palm has management control over the Xerox litigation, the litigation agreement prohibits Palm

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from consenting to any judgment or settlement that would: allow injunctive or declaratory relief to be ordered against PalmSource, require PalmSource to pay any future royalties or otherwise require PalmSource to make any payment that is not fully indemnified, require PalmSource to license its intellectual property, or otherwise affect the business, financial condition or operations of PalmSource or its licensees in a material way.

The litigation agreement also obligates Palm to bear the costs of the Xerox litigation that are incurred after June 1, 2003, not including the imputed costs of PalmSource’s personnel or of any independent advice PalmSource may choose to seek. Palm also must pay the amount of any damages awarded in, or agreed to in settlement of, the Xerox litigation.

Real Estate

Under the Sublease agreement, Palm assigns the rights, title and interest under the 3Com lease for certain premises to PalmSource and under the Assignment of Lease agreement, Palm assigns all rights, title and interest under the Regus Business Centre Corp and EOP-Northwest Properties, L.L.C. leases to PalmSource. The assignments are effective as of December 3, 2001, the “Effective Date”. Under the PalmSource-Palm Real Estate License agreement, PalmSource licenses to Palm the nonexclusive right to use certain areas of the Portland premises and office furniture and equipment located at the premises.

Other Agreements

Palm and PalmSource have also entered into a number of other agreements including the SDIO license agreement, the Elaine software license and services agreement, and the development agreement. These agreements generally cover the use of various internally developed software by both parties. In addition, Palm and PalmSource also entered into a strategic collaboration agreement for the development of new versions of Palm OS. Under the agreements, Palm has certain rights to first discussion prior to PalmSource entering into collaboration projects with other licensees.

Employee Matters Agreement

The employee matters agreement sets forth the principal arrangements between Palm and PalmSource with regard to their respective employees, employee compensation, employee benefit plans, programs and arrangements and other employment matters.

Intercompany Loan Agreement

The terms of the note payable to Palm for $20.0 million are set forth in the amended and restated intercompany loan agreement. The note payable to Palm bears interest at 2.48% per annum. Immediately prior to a distribution, $20.0 million will be contributed as additional paid-in-capital. The related accrued interest will be due and payable within seven days after the distribution date or, if the distribution is not completed prior to December 3, 2004, then the $20.0 million note payable to Palm and the related accrued interest will be due and payable on December 3, 2004. The agreement does not require collateral but contains a list of events that will constitute a default resulting in the note payable becoming immediately due and payable.

Following the distribution date, it is intended that PalmSource will issue a $15.0 million convertible subordinated note to Texas Instruments, which will bear interest at 5.0% per annum and be due December 6, 2006. The PalmSource note will be convertible into PalmSource common stock and the conversion price will be set according to a formula. To the extent that the principal amount of the convertible subordinated note issued to Texas

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Instruments is less than $15.0 million, PalmSource will make a new note in favor of Palm with a principal amount equal to the difference between $15.0 million and the principal amount of the note issued to Texas Instruments.

The conversion formula for the PalmSource note provides that the conversion price is based on the difference between the average closing price of Palm’s common stock for the five trading days before the distribution versus the average closing price of Palm’s common stock for the five trading days after the distribution. The existing Palm note has a conversion price of $92.6316 per Palm share and a conversion rate of 10.79545 Palm shares per $1,000 of principal amount (in each case, after giving effect to Palm’s one for twenty reverse stock split, which took place effective October 15, 2002). Because the actual price of a share of PalmSource common stock may differ significantly from the conversion price determined by the formula, the formula further provides that at a minimum, the PalmSource note conversion price will be 15% greater than the volume weighted average PalmSource stock price on the first trading day after the distribution and that the conversion price will not be greater than 300% higher than that volume weighted average PalmSource stock price.

Letter Agreement Regarding Cash Contributions

The letter agreement provides for the contribution of an additional $6.0 million from Palm to PalmSource upon the distribution of shares of PalmSource capital stock held by Palm to Palm’s stockholders, provided that such distribution transaction is not preceded by an initial public offering of PalmSource’s capital stock.

Note 14.	Other Related Party Transactions

Under the terms of the License Agreement between PalmSource and Sony, PalmSource has recognized license and royalty revenues of $1.0 million, $5.1 million, and $10.9 million for the years ended May 31, 2001, 2002 and 2003, respectively. In addition, PalmSource has recognized support and service revenues of $0.2 million, $0.2 million, and $0.3 million for the years ended May 31, 2001, 2002 and 2003, respectively. These amounts have been included in related party revenues on the face of the combined and consolidated financial statements. As of May 31, 2002 and 2003, approximately $30,000 and $0.1 million, respectively, represents outstanding receivables from Sony and is included in Receivable from related parties in the combined and consolidated financial statements.

Effective October 7, 2002, PalmSource entered into a business collaboration agreement which expires in October 2012 with Sony under which PalmSource and Sony agreed to share certain information regarding ongoing product and development plans and, for a period of at least three years, to establish mutually agreed written co-development plans for potential areas of joint development. Under the business collaboration agreement, prior to October 7, 2003, PalmSource will not engage another licensee of Palm OS as a development partner under a joint development agreement to participate in a co-development program for new versions of Palm OS and from October 7, 2003 until October 7, 2005, PalmSource will not engage more than two development partners meeting the above requirements in addition to Sony and PalmSource will first offer to discuss new projects with Sony prior to engaging such additional development partners.

PalmSource’s Chairman of the Board, Eric Benhamou, is also the Chairman of the Board to 3Com Corporation. Under the terms of a software license agreement between PalmSource and 3Com, PalmSource recorded $0.1 million, $0.2 million and $0.4 million of support revenues for fiscal years 2001, 2002 and 2003, respectively.

Note 15.	Business Segment Information

PalmSource operates in one reportable segment.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Geographic Information

PalmSource’s headquarters and most of its operations are located in the United States. PalmSource conducts its sales, marketing and customer service activities throughout the world and also has a research and development facility in France. Geographic revenue information is based on the location of the customer. Geographic long lived tangible asset information is based on the physical location of the assets. All restricted investments are located in the United States. For the years ended May 31, 2001, 2002 and 2003 no country outside the United States, Finland or Japan accounted for 10% or more of total revenues. Revenues and net property and equipment by geographic region are as follows (in thousands):

	Years Ended May 31,
	2001	2002	2003
Revenues:
United States	$21,257	$35,075	$55,286
Finland	3,462	3,462	3,461
Japan	1,235	5,256	11,240
Other	299	1,157	3,427

Total	$26,253	$44,950	$73,414

	May 31,
	2001	2002	2003
Property and equipment, net:
United States	$2,648	$2,008	$3,006
Other	648	384	413

Total	$3,296	$2,392	$3,419

Note 16.	Subsequent Events

On June 30, 2003, the Company’s Board of Directors approved a one for five reverse stock split of the issued and outstanding shares of common stock of the Company. The one for five reverse stock split became effective on September 22, 2003.

On June 30, 2003, the Company’s Board of Directors approved a voluntary stock option exchange program. Under the program, certain of the Company’s key executives were offered the opportunity to exchange outstanding stock option grants for restricted stock and replacement stock options. In connection with the program, 1,042,000 stock options, as adjusted for the one for five reverse stock split, were cancelled on August 4, 2003 and, on the same date, 689,490 shares of restricted stock with a purchase price equal to the par value of a share of PalmSource common stock were granted in exchange. Each restricted stock award vests as to 50% of the shares on the first anniversary of the grant date and 50% on the second anniversary of the grant date. In addition 713,914 replacement options are expected to be granted on the later of (i) the first business day that is at least six months and one day after August 4, 2003 and (ii) any business day, in PalmSource’s sole discretion, within thirty days of the PalmSource distribution from Palm. The per-share exercise price for new options will be the fair market value of a share of PalmSource common stock on the date of grant. The issuance of restricted stock will result in a non-cash stock compensation charge of $10.3 million, which is to be amortized over the vesting period. The restricted stock charge was calculated based on the intrinsic value of each share of restricted stock. The intrinsic value represents the difference between the imputed fair value of $14.98 per share of PalmSource stock on August 4, 2003 and the par value of each share of restricted stock of $0.001 per share. The imputed fair

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value was determined based on the respective market price of Handspring and Palm common stock as of August 4, 2003 and the contractual exchange ratio.

On June 30, 2003, the Company’s Board of Directors offered certain of its key executives the opportunity to waive their rights to promised stock option grants, in exchange for restricted stock and new grants of nonstatutory stock options. Under the option waiver program, rights to 335,200 stock options were waived and on August 4, 2003, 170,300 shares of restricted stock with a purchase price equal to the par value of a share of PalmSource common stock were granted in exchange. Each restricted stock award vests as to 50% of the shares on the first anniversary of the grant date and 50% on the second anniversary of the grant date. In addition, the Company intends to grant 419,415 new options with an exercise price equal to the fair value of a share of PalmSource common stock on the date of grant within thirty days of the effective date of the distribution from Palm. The issuance of restricted stock will result in a non-cash stock compensation charge of $2.6 million, which is to be amortized over the vesting period. The restricted stock charge was calculated based on the intrinsic value of each share of restricted stock. The intrinsic value represents the difference between the imputed fair value of $14.98 per share of PalmSource stock on August 4, 2003 and the par value of each share of restricted stock of $0.001 per share. The imputed fair value was determined based on the respective market price of Handspring and Palm common stock as of August 4, 2003 and the contractual exchange ratio.

On June 30, 2003, the Company’s Board of Directors approved an aggregate of 73,175 shares of bonus-restricted stock, as adjusted for the one for five reverse stock split, to be granted to certain of its key executives. Shares of bonus-restricted stock were granted on August 4, 2003. Each restricted stock award vests as to 50% of the shares on the first anniversary of the grant date and 50% on the second anniversary of the grant date. The issuance of restricted stock will result in a non-cash stock compensation charge of $1.1 million, which is to be amortized over the vesting period. The restricted stock charge was calculated based on the intrinsic value of each share of restricted stock. The intrinsic value represents the difference between the imputed fair value of $14.98 per share of PalmSource stock on August 4, 2003 and the par value of each share of restricted stock of $0.001 per share. The imputed fair value was determined based on the respective market price of Handspring and Palm common stock as of August 4, 2003 and the contractual exchange ratio.

On June 30, 2003, the Company’s Board of Directors adopted the PalmSource 2003 Employee Stock Purchase Plan (“ESPP”) and the Company’s stockholders approved the ESSP on September 22, 2003. The ESPP provides eligible employees, including employees of participating subsidiaries, with the opportunity to purchase shares of the Company’s common stock through payroll deductions. The ESPP is intended to qualify as an employee stock purchase plan under section 423 of the Code. The Company has reserved a total of 400,000 shares of common stock, as adjusted for the one for five reverse stock split, for issuance pursuant to the ESPP.

On June 30, 2003, the Company’s Board of Directors approved the adoption of the PalmSource 2003 Equity Incentive Plan and the termination of the 2001 Stock Option Plan effective as of August 1, 2003 and the Company’s stockholders approved the PalmSource 2003 Equity Incentive Plan on September 22, 2003. The Equity Incentive Plan provides for the grant of the following types of incentive awards: (1) stock options, (2) stock appreciation rights, (3) restricted stock, (4) performance units and (5) performance shares. The Company has reserved a total of 3,626,294 shares of its common stock, as adjusted for the one for five reverse stock split, for grant under the Equity Incentive Plan, which total includes shares that have been reserved but not granted pursuant to options under our 2001 Stock Plan and any shares returned to our 2001 Stock Plan as a result of the termination of options or the repurchase of unvested shares issued under the 2001 Stock Plan.

On June 30, 2003, the Company’s Board of Directors adopted a form of amended and restated certificate of incorporation, effective immediately following the distribution date adjusting the authorized common and preferred stock of the Company.

PALMSOURCE, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 29, 2003, PalmSource and PalmGear, Inc. consummated certain transactions related to a stock purchase agreement, strategic alliance and service provider agreement and a brand license agreement between the parties. There was no related party interest between either PalmSource or Palm and PalmGear. In connection with the closing of the transactions, PalmSource sold to PalmGear all of the stock of Palm Digital Media, a wholly-owned subsidiary of PalmSource whose assets comprised the Palm Digital Media product line. In addition, as part of the strategic alliance, PalmGear agreed to support an online store, at PalmSource’s U.S. web site, for Palm OS applications and PalmSource provided PalmGear certain rights to a customer database. The initial term of the strategic alliance is three-years. The total initial payments from the above described transactions equaled $4.0 million, however, this amount is subject to a maximum $0.3 million contingent holdback by PalmGear unless Palm Digital Media meets certain financial metrics for the five month period ending January 31, 2004, thereby, resulting in current total proceeds of $3.7 million. In accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, PalmSource concluded that the entire arrangement represents a single unit of accounting as there is an undelivered element for which objective and reliable evidence of fair value does not exist. Accordingly, the net proceeds of $3.4 million are to be recognized ratably over the three-year term of the arrangement. In addition, PalmSource is guaranteed additional future minimum fees from the strategic alliance and service provider agreement of $1.4 million over the three-year term of the arrangement. Revenues from the Palm Digital Media product line were $0.3 million, $2.0 million and $2.5 million for the years ended May 31, 2001, 2002, and 2003, respectively.

On September 15, 2003, the Company paid approximately $1.8 million to PalmSource’s President and Chief Executive Officer, David Nagel, pursuant to the terms of two restricted stock grants issued in September 2001, representing the difference between the guaranteed value of $2.0 million and the fair market value of 7,500 shares of Palm common stock.

QUARTERLY RESULTS OF OPERATIONS

(Unaudited)

The following tables present PalmSource’s condensed operating results for each of the eight fiscal quarters for the period ended May 31, 2003. The information for each of these quarters is unaudited and has been prepared on the same basis as the audited combined and consolidated financial statements included in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with PalmSource’s combined and consolidated financial statements and the notes to those statements included in this prospectus.

The combined and consolidated financial statements have been derived from the consolidated financial statements and accounting records of Palm and reflect significant assumptions and allocations. The historical financial information may not be indicative of PalmSource’s future performance and does not necessarily reflect what the Company’s financial position and results of operations would have been had PalmSource operated as a separate, stand-alone entity during the periods presented. For periods prior to December 3, 2001, there is no revenue recorded from Palm, as the software license agreement with Palm was not effective until December 3, 2001. In addition, as a result of PalmSource’s acquisitions, the Company’s results of operations are not necessarily comparable between the periods presented.

	Three Months Ended
	Aug. 31, 2001	Nov. 30, 2001	Feb. 28, 2002	May 31, 2002	Aug. 31, 2002	Nov. 30, 2002	Feb. 28, 2003	May 31, 2003
Related party revenues	$666	$1,197	$8,593	$13,226	$10,349	$10,131	$18,929	$11,130
Third party revenues	4,638	5,112	6,211	5,307	4,701	4,657	7,345	6,172

Total revenues	5,304	6,309	14,804	18,533	15,050	14,788	26,274	17,302
Cost of revenues	2,557	2,355	2,765	2,926	2,946	2,740	2,710	1,825
Net income (loss)	(19,341)	(17,549)	(8,402)	(5,955)	(10,781)	(8,273)	734	(3,440)
Net income (loss) per share:
Basic	$(1.93)	$(1.75)	$(0.84)	$(0.60)	$(1.08)	$(0.83)	$0.07	$(0.34)
Diluted	$(1.93)	$(1.75)	$(0.84)	$(0.60)	$(1.08)	$(0.83)	$0.07	$(0.34)
Shares used in computing per share amounts:
Basic	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
Diluted	10,000	10,000	10,000	10,000	10,000	10,000	10,667	10,000

For each period presented, basic and diluted net loss per share has been calculated using common stock outstanding, as adjusted for the one for five reverse stock split.

BE INCORPORATED

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Be Incorporated:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Be Incorporated and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/    PricewaterhouseCoopers LLP

San Jose, California

January 19, 2001, except for Note 9

    which is as of September 5, 2003

BE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	1999	2000
Net revenues	$2,656	$480
Cost of revenues	1,436	1,097

Gross profit (loss)	1,220	(617)
Operating expenses:
Research and development, including amortization of deferred stock-based compensation of $1,927 in 1999 and $794 in 2000	10,429	9,139
Sales and marketing, including amortization of deferred stock-based compensation of $1,692 in 1999 and $646 in 2000	10,966	7,812
General and administrative, including amortization of deferred stock-based compensation of $2,614 in 1999 and $1,173 in 2000	5,120	4,740

Total operating expenses	26,515	21,691

Loss from operations	(25,295)	(22,308)
Interest expense	(138)	(155)
Other income and expenses, net	927	1,311

Net loss	(24,506)	(21,152)

Other comprehensive gain (loss):
Unrealized gain (loss) on investments	(17)	18

Comprehensive loss	$(24,523)	$(21,134)

Net loss	$(24,506)	$(21,152)
Accretion of mandatorily redeemable convertible preferred stock	(292)	—

Net loss attributed to common stockholders	$(24,798)	$(21,152)

Net loss per common share—basic and diluted	$(1.41)	$(0.60)

Shares used in per common share calculation—basic and diluted	17,589	35,533

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	December 31,
	1999	2000
ASSETS
Current assets:
Cash and cash equivalents	$6,500	$9,463
Short-term investments	22,629	4,594
Accounts receivable	167	26
Prepaid and other current assets	730	549

Total current assets	30,026	14,632
Property and equipment, net	562	391
Other assets, net of accumulated amortization	1,722	1,048

Total assets	$32,310	$16,071

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$860	$362
Accrued expenses	1,550	1,502
Technology license obligations, current portion	777	454
Deferred revenue	99	109

Total current liabilities	3,286	2,427
Technology license obligations, net of current portion	597	320

Total liabilities	3,883	2,747

Commitments and Contingencies (Note 6)

Stockholders’ Equity:
Preferred stock, $.001 par value, 2,000,000 shares authorized; none outstanding	—	—
Common stock, $.001 par value, 78,000,000 shares authorized; outstanding: December 31, 1999, 34,692,415 shares; December 31, 2000, 36,202,899 shares	35	36
Additional paid-in capital	106,322	108,880
Deferred stock compensation	(4,690)	(1,218)
Accumulated deficit	(73,223)	(94,375)
Accumulated other comprehensive income (loss)	(17)	1

Total stockholders’ equity	28,427	13,324

Total liabilities and stockholders’ equity	$32,310	$16,071

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Total
	Shares	Amount
Balance, December 31, 1998	5,094,757	$5	$25,302	$(4,490)	$(48,717)	$—	$(27,900)
Repurchase of common stock	(39,640)	—	(3)				(3)
Exercise of stock options	294,548		65				65
Exercise of common stock warrants	286,411	1	578				579
Deferred stock compensation related to grants of stock options			7,457	(7,457)			—
Cancellation of options			(1,024)	1,024			—
Amortization of deferred stock compensation				6,233			6,233
Compensation expense on grant of fully vested options			662				662
Issuance of common stock for cash, net of issuance costs of $4,034	6,557,465	6	35,303				35,309
Conversion of mandatorily redeemable convertible preferred stock	22,498,874	23	38,274				38,297
Net loss					(24,506)		(24,506)
Accretion of mandatorily redeemable convertible preferred stock			(292)				(292)
Unrealized loss on investments						(17)	(17)

Balance, December 31, 1999	34,692,415	35	106,322	(4,690)	(73,223)	(17)	28,427
Repurchase of common stock	(22,165)		(2)				(2)
Exercise of stock options	911,110	1	2,225				2,226
Exercise of common stock warrants	454,625		454				454
Compensation expense on grant of fully vested options			38				38
Cancellation of options			(859)	859			—
Sale of shares under the Employee Stock Purchase Plan	166,914		702				702
Amortization of deferred stock compensation				2,613			2,613
Net loss					(21,152)		(21,152)
Unrealized gain on investments						18	18

Balance, December 31, 2000	36,202,899	$36	$108,880	$(1,218)	$(94,375)	$1	$13,324

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	1999	2000
Cash flows from operating activities:
Net loss	$(24,506)	$(21,152)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	966	1,187
Loss on disposal of fixed assets	69	5
Licensed technology used in research and development	320	—
Amortization of discount on technology license obligations	134	109
Compensation expense incurred on issuance of stock	662	38
Amortization of deferred stock compensation	6,233	2,613
Changes in assets and liabilities:
Accounts receivable	310	141
Prepaid and other current assets	(525)	241
Other accrued	(91)	—
Accounts payable	284	(548)
Accrued expenses	456	(169)
Deferred revenue	(293)	10

Net cash used in operating activities	(15,981)	(17,525)

Cash flow from (used in) investing activities:
Acquisition of property and equipment	(515)	(182)
Acquisition of licensed technology	(1,893)	(746)
Purchases of short-term investments	(81,749)	(64,377)
Sales and maturities of short-term investments	67,357	82,412
Deposits and other	(63)	—

Net cash from (used in) investing activities	(16,863)	17,107

Cash flows from financing activities:
Proceeds from issuance of common stock pursuant to common stock options	65	2,226
Proceeds from issuance of common stock pursuant to common stock warrants	579	455
Proceeds from issuance of common stock under the Employee Stock Purchase Plan	—	702
Proceeds from issuance of common stock in initial public offering, net	35,309	—
Repurchase of common stock	(3)	(2)

Net cash from financing activities	35,950	3,381

Net increase in cash and cash equivalents	3,106	2,963
Cash and cash equivalents, beginning of year	3,394	6,500

Cash and cash equivalents, end of year	$6,500	$9,463

Supplemental schedule of non cash financing activities:
Conversion of mandatorily redeemable convertible preferred stock to common stock	$38,297	$—

Accretion of mandatorily redeemable preferred stock	$292	$—

Future obligations under noncancelable technology licenses	$809	$—

Unearned stock-based compensation related to stock option grants, net of cancellations	$6,433	$(859)

See notes to consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Nature of Business

Be Incorporated (Be, or “Company”) was founded in 1990 and offers software platforms designed for Internet appliances and digital media applications. The Company’s software platforms (i) BeIA: consisting of three components; BeIA Client Platform, BeIA Management and Administration Platform, and BeIA Integrations Services, (ii) Home Audio Reference Platform (HARP), a BeIA-based reference platform or prototype for Internet-enabled home stereo devices, and (iii) BeOS, the Company’s operating system designed for digital media applications and serves as the development platform for BeIA.

The Company’s revenues to date have been primarily generated from the following sources: sale of BeOS to resellers and distributors, and direct sales of BeOS to end users through its BeDepot.com website. The Company also generated revenues by collecting commission from sales of third party software through its BeDepot.com website. In 2000, the Company shifted its resources to focus primarily on the market for Internet appliances and the further development and marketing of BeIA, its software solution intended for Internet appliances. At the same, time it announced that it would be making available at no charge a version of BeOS for personal use, and a more fully featured version would be available for a charge through third party publishers. During 2000, the Company discontinued sales of software through its BeDepot.com website. Since inception, the Company has experienced losses and negative cash flow from operations and expects to continue to experience significant negative cash flow in the foreseeable future.

Note 2.    Summary of Significant Accounting Policies:

Basis of Presentation

These consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since its inception and has an accumulated deficit at December 31, 2000 of $94.4 million. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company believes that existing cash and cash equivalents will not be sufficient to meet the Company’s operating and capital requirements at its currently anticipated level of operations beyond the end of the second quarter of 2001. Additional capital will be necessary in order to fund the Company’s operations at the currently anticipated levels beyond the second quarter of 2001. While the Company is actively considering various funding alternatives, the Company has not secured or entered into any arrangements to obtain additional capital. There can be no assurance that the Company will be able to obtain additional funds on acceptable terms or at all. If the Company cannot raise additional capital to continue its present level of operations, it will have to scale back its business which could include, among other things, a reduction in its workforce. As a result, it may not be able to further develop or enhance its product offering, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations. The Company’s liquidity may also be adversely affected in the future by factors such as higher interest rates, inability to borrow without collateral, availability of capital financing and continued operating losses.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiary is the U.S. dollar. Nonmonetary assets and liabilities are remeasured into U.S. dollars at historical rates, monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year and income statement accounts are remeasured at average rates for the period. Remeasurement gains and losses of the Company’s foreign subsidiary are included in the results of operations and are not significant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Financial Instruments

The Company considers all highly liquid investments with an original or remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are deposited with two major banks in the United States. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of its cash and cash equivalents.

Management has classified all of its short-term investments as available for sale. Realized gains and losses are calculated using the specific identification method. Realized gains and losses for the years ended December 31, 1999 and 2000 were not significant. Unrealized gains and losses at December 31, 1999 and 2000 are shown in the Consolidated Statements of Operations and Stockholders’ Equity (Deficit).

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and notes payable approximate fair value due to their short maturities. The fair value of short-term investments is set forth in Note 3, “Balance Sheet Accounts”, of notes to the consolidated financial statements.

Certain Risks and Concentrations

To date, the Company’s revenue has been derived entirely of sales of BeOS. In the first quarter of 2000, the Company shifted its resources to focus primarily on the market for Internet appliances and the further development and marketing of BeIA, its software solution intended for Internet appliances. The Company may be unsuccessful in its attempt to focus primarily on this market and has not yet recognized revenues from its BeIA product.

The Company’s success depends in large part on its ability to establish and maintain strategic relationships with industry-leading computer and consumer electronic companies, hardware and systems manufacturers, and Internet service and content providers. If the Company is unable to develop or maintain relationships with strategic partners and customers, it will have difficulty selling and gaining market acceptance for its products and its business and results of operations will be materially adversely affected.

The demand and acceptance of the Company’s product is dependent upon its ability to support a wide range of industry standards such as those used for streaming media and Internet browsing and access to key enabling technologies. These key technologies include a Web browser under license from one software vendor. If the

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company was to lose its rights to this Web browser or any other key technology incorporated into its products, it may be required to devote significant time and resources to replace such browser or other key technologies. This could, in turn, be costly, resulting in the unavailability or delay in the release of its products, and would materially adversely affect its business and operating results. The Company also licenses other enabling technologies for inclusion in its product, such as third party compression and decompression algorithms known as “codecs.” The Company may be unable to license these enabling technologies at favorable terms or at all which may result in lower demand for its products.

The Company depends on development tools provided by a limited number of third party vendors. Together with application developers, the Company relies primarily upon software development tools provided by two companies. If one or both of these companies fail to support or maintain these development tools, the Company will have to support the tools itself or transition to another vendor. Any maintenance or support of the tools by the Company or transition could be time consuming, could delay product release and upgrade schedule and could delay the development and availability of third party applications used on the Company’s products. Failure to procure the needed software development tools or any delay in availability of third party applications could negatively impact the Company’s ability and the ability of third party application developers to release and support its software solution and the applications that run it. These factors could negatively and materially affect the acceptance and demand for BeOS, its business and prospects.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which is generally three years. Upon disposal, the cost of the asset and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Depreciation expense for the years ended December 31, 1999 and 2000 was $0.3 million in both years.

Accounting for Long-lived Assets

The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount these assets may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future cash flows arising from the asset.

At each balance sheet date, the unamortized cost of purchased software is compared to the net realizable value of the related software product. The amount by which the unamortized cost exceeds the net realizable value of the software is charged to operations. The net realizable value of the software product is determined by estimating future gross revenues and reduced by the estimated future costs of selling the product.

Income Taxes

The Company accounts for its income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Advertising Costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred and were $0.2 million and $0.1 million, for the years ended December 31, 1999 and 2000, respectively.

Research and Development Costs

Costs incurred in the research and development of new software products are expensed as incurred, including minimum payments made and due to third parties for technology incorporated into the Company’s product, until technological feasibility is established. Development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers. To date, products and enhancements have generally reached technological feasibility and have been released for sale at substantially the same time.

Revenue Recognition

In the second half of 2000, the Company’s revenue was primarily derived from royalties on sales of BeOS by third party publishers. In prior periods, revenue was generated from licensing fees on sales to end-users either by direct-order on the Company’s website or sales by distributors.

The Company recognized product revenues from orders on the Company’s website upon shipment, provided a credit card authorization was received, the fee was fixed and determinable, collection of resulting receivables was probable and product returns were reasonably estimable. The Company used a standard shrink wrap license for all of its sales. Under the license, the Company was obligated to provide limited telephone support to end users who purchase the Company’s product and provided a 5-day money back guarantee. The Company accrued the costs of providing telephone support upon shipment of the product based on the historical cost of providing such support to its customers. In addition, upon shipment of its product, the Company recorded an allowance for estimated sales returns.

Product revenues for sales to its distributors were recognized upon sell through to an end user provided a signed contract existed, the fee was fixed and determinable and collection was probable. The Company recognized revenue from these distributors upon sale by the distributors to an end user because the Company did not have sufficient experience with the distributors to reasonably estimate returns.

During 1999, under certain circumstances, the Company offered an upgrade to its product in conjunction with product sales at no additional charge. Generally, such rights were offered prior to new versions being released and gave the customers who purchase products between established dates the right to such an upgrade. Revenue was allocated to an upgrade right based on the price for upgrades when sold separately. The Company recognized upgrade revenue when the criteria for product revenue recognition from end users set forth above are met.

At December 31, 1999, deferred revenue consisted of revenue related to distributor sales not sold through to end users. At December 31, 2000, deferred revenue consisted primarily of prepaid royalties for BeIA.

In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101, or SAB 101, “Revenue Recognition in Financial Statements,” which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 did not have a material impact on the Company’s financial position or results of operations in 2000.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, or APB 25, “Accounting for Stock Issued to Employees,” and Financial Accounting Standards Board Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, or SFAS 123, “Accounting for Stock-Based Compensation.” Under APB 25, compensation expense is based on the difference, if any, on the date of grant, between the estimated fair value of the Company’s common stock and the exercise price. SFAS 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 5. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.”

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44, or FIN 44, “Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25.” FIN 44 clarifies the application of APB No. 25 for (i) the definition of employee for purposes of applying APB 25, (ii) the criteria for determining whether a plan qualifies as a noncompensatory plan, (iii) the accounting consequences of various modifications to the terms of a previously fixed stock option award, and (iv) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, but certain conclusions cover specific events that occurred either after December 15, 1998, or January 12, 2000. The adoption of FIN 44 did not have a material impact on the results of operations or financial position of the Company.

Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The differences between net loss and comprehensive loss are shown in the Consolidated Statements of Operations.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares, including options, warrants and preferred stock. Options, warrants and preferred stock were not included in the computation of diluted net loss per common share in 1999 and 2000 because the effect would be antidilutive. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands, except per share data):

	Year Ended December 31,
	1999	2000
Net loss per common share, basic and diluted:
Net loss	$(24,506)	$(21,152)
Accretion of mandatorily redeemable convertible preferred stock	(292)	—
Numerator for net loss per common share, basic and diluted	(24,798)	(21,152)

Denominator for basic and diluted loss per common share:
Weighted average common shares outstanding	17,589	35,533

Net loss per common share basic and diluted	$(1.41)	$(0.60)

Antidilutive securities:
Options to purchase common stock	6,010	5,911
Common stock subject to repurchase	499	222
Preferred stock	—	—
Warrants	2,585	2,130

	9,094	8,263

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board, (“FASB”), issued Statement of Financial Accounting Standards (“SFAS”) No. 133, (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133 (“SFAS No. 137”). SFAS No. 137 deferred the effective date until fiscal years beginning after June 30, 2000. In June 2000, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities—An Amendment of FASB Statement 133 (“SFAS No. 138”). SFAS No. 138 amends the accounting and reporting standards for certain derivative activities such as net settlement contracts, foreign currency transactions and intercompany derivatives. The Company will adopt SFAS No. 133 effective January 1, 2001. To date, the Company has not engaged in derivative or hedging activities and does not expect the adoption of SFAS No. 133 and SFAS No. 138 to have a material impact on its financial position or results of operations.

In various areas, including revenue recognition and stock-based compensation accounting, standards and practices continue to evolve. The SEC continues to issue interpretative guidance relating to SAB 101, and the

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FASB and the Emerging Issues Task Force continue to address revenue and other related accounting issues. The management of the Company believes it is in compliance with all of the rules and related guidance as they currently exist. However, any changes to generally accepted accounting principles in these areas could impact the Company’s accounting for its operations.

Reclassifications

Certain prior year amounts have been reclassified for consistency with current year financial statement presentation.

Note 3.    Balance Sheet Accounts

	December 31,
	1999		2000
	Cost	Fair Value	Cost	Fair Value
Cash and cash equivalents
Cash	$1,935	$1,935	$426	$426
Money market	—	—	8	8
Repurchase agreements	—	—	6,785	6,785
Corporate obligations	—	—	1,250	1,250
Commercial paper	4,565	4,565	994	994

	$6,500	$6,500	$9,463	$9,463

Short-term investments
Federal government obligations	$4,443	$4,443	$—	$—
Corporate debt obligations	18,203	18,186	—	—
Commercial paper	—	—	4,593	4,594

	$22,646	$22,629	$4,593	$4,594

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All short-term investments mature within one year.

	December 31,
	1999	2000
Property and equipment, net
Computer equipment	$900	$1,124
Furniture and fixture	458	390

	1,358	1,514
Less: accumulated depreciation	(796)	(1,123)

	$562	$391

Other assets, net
Technology licenses	$3,447	$3,520
Deposits	91	24

	3,538	3,544
Less: accumulated depreciation	(1,816)	(2,496)

	$1,722	$1,048

Accrued expenses
License and royalty liabilities	$174	$70
Payroll and related	893	932
Other	483	500

	$1,550	$1,502

Note 4.    Commitments and Contingencies:

Lease Commitments

The Company leases its facilities under non-cancelable operating leases expiring at various dates through January, 2003. Future annual minimum lease payments as of December 31, 2000 are as follows (in thousands):

2001	$1,299
2002	270
2003	5

$1,574

Total rent expense was $1.2 million and $1.3 million for the years ended December 31, 1999 and 2000, respectively.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company has entered into several technology licensing agreements, which include non-cancelable payments. These payments have been recorded at the net present value using a discount rate of 10% per annum. The future minimum payments under these agreement are as follows:

2001	$510
2002	345

855
Less discount	(81)

774
Less current portion	(454)

$320

Contingencies

In November 2000, the Company’s stock transfer agent, Wells Fargo Bank Minnesota, N.A., received a demand letter from a stockholder alleging damages resulting form the transfer agent’s failure to timely issue its stock certificates. While the Company was not a party named in such demand letter and no claim has yet been filed with any court of competent jurisdiction, it is named as a party on the stockholder’s draft claim attached to the demand letter. The Company has been participating in communications with the parties in an effort to resolve the matter prior to a lawsuit being filed. Be management believes that the allegations as they relate to Be in the potential and draft claim are without merit and intends to vigorously defend Be against any potential future related legal action. However, there can be no assurance this threatened claim will be resolved without costly litigation, or require Be’s participation in the settlement of such claim, in a manner that is not adverse to its financial position, results of operations or cash flows. No estimate can be made of the possible loss or possible range of loss associated with the resolution of this contingency. If Be were held liable, it is the Company’s intent to seek reimbursement under its D&O insurance policy.

Note 5.    Stockholders’ Equity:

Initial Public Offering

In July 1999, the Company completed its initial public offering and sold 6,000,000 shares of its common stock at a price of $6.00 per share. The Company received approximately $32.2 million in cash, net of underwriting discounts, commissions and other offering expenses. Simultaneously with the closing of the initial public offering, the Company’s mandatorily redeemable convertible preferred stock outstanding at December 31, 1998 automatically converted into 22,498,874 shares of common stock. The Company’s shares as of December 31, 2000 were traded on the NASDAQ national market system under the symbol “BEOS”.

In August 1999, the underwriters exercised their over-allotment option and the Company sold an additional 557,465 shares of its common stock at a price of $6.00 per share, thereby raising proceeds of approximately $3.1 million, net of underwriting discounts.

Mandatorily Redeemable Convertible Preferred Stock

On closing of the Company’s initial public offering in July 1999, the mandatorily redeemable preferred stock automatically converted into 22,498,874 shares of common stock (see above).

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the mandatorily redeemable convertible preferred stock during 1999 were as follows (in thousands):

Amount
Balance, December 31, 1998	$38,005
Accretion to redemption value	292
Conversion to common stock	(38,297)

Balance, December 31, 1999	$—

Warrants

The Company has issued fully exercisable warrants to purchase common stock. None of these warrants were exercised prior to 1999. Warrant activity can be analyzed as follows:

Issuance Date	Expiration Date	Exercise Price Per Share	Number of Warrants Outstanding at December 31, 1999	Number of Warrants Exercised in 2000	Number of Warrants Outstanding at December 31, 2000
April 1996	March 2001	$1.00	1,046,102	454,625	591,477
December 1998	December 2003	$3.25	1,538,462	—	1,538,462

			2,584,564	454,625	2,129,939

1992 Stock Option Plan

In 1992, the Company adopted a stock option plan (“1992 Plan”) under which 5,000 shares of the Company’s common stock had been reserved for issuance of stock options to employees, directors, or consultants under terms and provisions established by the Board of Directors. In 1997 and 1998, the Company reserved an additional 5,995,000 shares and 2,000,000 shares, respectively, for issuance under the 1992 Plan. Options granted under the 1992 Plan are immediately exercisable; however, shares exercised under the 1992 Plan are subject to the Company’s right of repurchase at the end of the holder’s association with the Company. The Company’s right of repurchase generally lapses as to 20% of the shares one year from the date of grant and 1/60th each month thereafter or as to 25% of the shares one year from the date of grant and 1/48th each month thereafter. The options expire ten years from the date of grant.

On March 30, 1999, the Board of Directors terminated the 1992 Plan. No further options will be granted under the 1992 Plan.

1999 Equity Incentive Plan

On March 30, 1999, the Company adopted the Equity Incentive Plan (“1999 Plan”) under which a total of up to 8,000,000 shares of common stock were initially reserved for issuance. This number of shares initially reserved was reduced by the 1,943,347 shares reserved for issuance under options then outstanding under the 1992 Plan. If any of these 1,943,437 options are cancelled, the number of shares reserved under the 1999 Plan will be increased by the number of such cancellations. In addition, at the end of each year, an additional number of shares will automatically be added to the number of shares already reserved for issuance under the 1999 Plan. This additional number of shares will be not more than the lesser of 5% of the number of shares of the Company’s issued and outstanding common stock as of year end or the number equal to 8% of the number of shares of common stock issued and outstanding at year end less the number of shares of common stock reserved

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for issuance under the 1999 Plan but not subject to outstanding awards. The 1999 Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock purchase rights and stock bonuses to employees, consultants and directors. Incentive stock options may be granted only to employees. The exercise price of incentive stock options granted under the 1999 Plan must be at least equal to the fair market value of the Company common stock on the date of grant. The exercise price of non-qualified stock options is set by the administrator of the 1999 Plan, but can be no less than 85% of the fair market value. The maximum term of options granted under the 1999 Plan is ten years. Options granted under the terms of the 1999 Plan become exercisable as to 25% of the shares awarded after one year and 1/48th of the award monthly thereafter.

Activity under the Company’s Plans is set forth below (in thousands, except per share and share numbers):

	Options Outstanding
	Available For Grant	Shares	Price Per Share	Amount	Average Weighted Exercise Price
Balance, December 31, 1998	351,488	2,204,927	$0.10-0.35	$645	$0.29
Options authorized March	5,524,813	—	—	—	—
Options authorized December	298,435	—	—	—	—
Options granted	(4,328,000)	4,328,000	0.35-14.38	22,726	5.25
Options exercised	—	(294,548)	0.10-5.00	(64)	0.22
Options terminated	928,657	(928,657)	0.10-6.25	(2,875)	3.10

Balance, December 31, 1999	2,775,393	5,309,722	0.10-14.38	20,432	3.85
Options authorized	1,810,145	—	—	—	—
Options granted	(3,961,500)	3,961,500	1.00-17.88	32,112	8.11
Options exercised	—	(911,110)	0.10-12.88	(2,226)	2.44
Options terminated	1,870,409	(1,870,409)	0.10-14.44	(13,662)	7.30

Balance, December 31, 2000	2,494,447	6,489,703	$0.10-$17.88	$36,656	$5.65

At December 31, 1999 and 2000, 2,435,895 and 2,339,767 outstanding options were exercisable at weighted average exercise prices of $2.01 and $4.52. Of these shares, 848,685 shares and 295,869 shares at weighted average exercise prices of $0.33 and $0.33, respectively, are subject to the Company’s right of repurchase upon exercise. In addition, 499,069 and 221,743 shares of the Company’s outstanding common stock is subject to the Company’s right of repurchase at weighted average prices of $0.24 and $0.29, respectively.

1999 Non-Employee Directors’ Stock Option Plan

On March 30, 1999 the Board of Directors also adopted the Non-Employee Directors’ Stock Option Plan (“Directors’ Plan”), and reserved a total of 1,500,000 shares of common stock for issuance thereunder. The exercise price of options under the Directors’ Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors’ Plan is ten years. Each initial grant under the Directors’ Plan will vest at 1/4th of the shares subject to the option one year after the date of grant and 1/48th of the shares each month thereafter. The rate of vesting of each subsequent grant will be 1/48th of the shares on a monthly schedule after the date of grant. The Board may amend (subject to stockholder approval as necessary) or terminate the Directors’ Plan at any time.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity under the 1999 Non-Employee Director’s Stock Option Plan is set forth below (in thousands, except per share and share numbers):

	Options Outstanding
	Available For Grant	Shares	Price Per Share	Amount	Average Weighted Exercise Price
Options authorized	1,500,000	—	$—	$—	$—
Options granted	(700,000)	700,000	5.00-5.75	3,575	5.11

Balance, December 31, 1999	800,000	700,000	5.00-5.75	3,575	5.11
Options granted	(100,000)	100,000	16.13	1,612	16.13
Options terminated	90,625	(90,625)	5.00	(453)	5.00

Balance, December 31, 2000	790,625	709,375	$5.00-16.13	$4,734	$6.67

At December 31, 1999 and 2000, zero and 285,416 options outstanding were exercisable at weighted average exercise prices of zero and $5.08, respectively.

Options Outstanding

The options outstanding and currently exercisable by exercise price at December 31, 2000 are as follows:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Average Weighted Remaining Contractual Life (years)	Average Weighted Exercise Price	Number Exercisable	Average Weighted Exercise Price
$0.10-0.35	824,296	7.21	$0.33	824,296	$0.33
$1.00-4.56	1,446,000	9.83	$2.40	33,444	$4.20
$5.00-5.75	2,662,726	8.27	$5.04	1,215,918	$5.02
$6.00-9.00	991,683	9.04	$7.28	268,464	$6.85
$12.88-17.88	1,274,373	9.09	$13.35	283,061	$12.98

	7,199,078	8.71	$5.75	2,625,183	$4.58

Deferred Stock Compensation

In accordance with the requirements of APB 25, the Company has recorded deferred compensation for the difference between the exercise price of the stock options granted before its initial public offering and the fair market value of the Company’s stock at the date of grant. This deferred compensation is amortized to expense over the period during which the Company’s right to repurchase the stock lapses or the options become exercisable, generally four or five years, using the multiple options method.

At December 31, 2000, the Company had recorded deferred compensation related to these options in an amount of $15.8 million (net of cancellations), of which $6.2 million and $2.6 million had been amortized to expense during fiscal years 1999 and 2000, respectively.

During 1999, options to purchase 4,173,000 shares of the Company’s common stock were granted with exercise prices below the estimated market value at the date of grant; the weighted average exercise prices were

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$4.98 per share and the deemed weighted average market values of the common stock was $6.81 per share. During 2000, all options were granted with an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Value of Options Granted

The fair value of each option grant is estimated on the date of grant using a type of Black-Scholes option pricing model with the following assumptions used for grants:

	1999	2000
Expected volatility	0% and 60%	142%
Weighted average risk-free interest rate	4.8%	6.21%
Expected life	2 years	2 years
Expected dividends	0%	0%

For the period prior to the Company’s Initial Public Offering, volatility for the purposes of the SFAS No. 123 calculation was 0%.

Based on the above assumptions, the aggregate fair value and weighted average fair value per share of options granted in during fiscal years 1999 and 2000 were $13.9 million and $29.4 million, and $2.77 and $7.24, respectively.

Employee Stock Purchase Plan

On May 4, 1999, the Company adopted an Employee Stock Purchase Plan (“Purchase Plan”). The Company has reserved a total of 1,500,000 shares of common stock for issuance under the Purchase Plan. Under the terms of the Purchase Plan, employees who work at least 20 hours a week and have been employed for at least five months in a calendar year may contribute, during an offering period, a specified percentage, not to exceed 15% of their compensation to purchase shares of common stock of the Company. Each offering period runs for a period of 24 months and will be divided into consecutive purchase periods of approximately six months. New offering periods commence every six months on August 1st and February 1st each year.

The price of the common stock purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period, whichever is lower. No person may purchase shares under the Purchase Plan to the extent that such person would own 5% or more of the total combined value or voting power of all classes of the capital stock of the Company or to the extent that such person’s rights to purchase stock under stock purchase plans would accrue at a rate in excess of $25,000 per year.

The first purchases under the Plan occurred in 2000, during which 166,914 shares were issued under the plan at a weighted average purchase price of $4.21. At December 31, 2000, 1,333,086 shares were reserved for future issuance under the plan, respectively.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under SFAS No. 123, compensation cost is also recognized for the fair value of employee’s purchase rights under the Purchase Plan, which was estimated using the following assumptions:

	1999	2000
Expected volatility	60%	142%
Weighted average risk-free interest rate	4.8%	6.2%
Expected life	6 months	6 months
Expected dividends	0%	0%

Based on the above assumptions, the aggregate fair value and weighted average fair value per share of those purchase rights granted in 1999 and 2000 was $0.1 million and $0.4 million, and $1.94 and $3.45, respectively.

Pro Forma Stock Compensation

Had compensation cost been determined based on the fair value at the grant date for the awards made in 1995 and thereafter under the Company’s stock option plans and employee stock purchase plan consistent with the provisions of SFAS No. 123, the Company’s net loss would have been as follows (in thousands, except per share amounts):

	Year Ended December 31,
	1999	2000
Net loss attributed to commonstockholders—as reported	$(24,798)	$(21,152)
Net loss attributed to commonstockholders—pro forma	$(27,039)	$(31,855)
Net loss per common share—basic and diluted as reported	$(1.41)	$(0.60)
Net loss per common share—basic and diluted pro forma	$(1.54)	$(0.90)

Such pro forma disclosures may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

Note 6.    Income Taxes:

The components of the net deferred tax asset are as follows (in thousands):

	December 31,
	1999	2000
Net operating loss carryforwards	$17,466	$27,492
Tax credit carryforwards	1,648	1,770
Property and equipment and intangibles	48	49
Other	807	53

	19,969	29,364
Less: Valuation allowance	(19,969)	(29,364)

Net deferred tax asset	$—	$—

Due to uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its net deferred tax assets. The valuation allowance increased $7.9 million in December 31, 1999 and $9.4 million in December 31, 2000.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal items accounting for the difference between income taxes benefit at the U.S. statutory rate and the benefit from income taxes reflected in the statement of operations are as follows (in thousands):

	Year Ended December 31,
	1999	2000
Federal benefit at statutory rate	$8,332	$7,192
Nondeductible expenses	(2,242)	(890)
Net operating losses and benefits	(6,090)	(6,302)

	$—	$—

At December 31, 2000, the Company had approximately $73.4 million of net operating loss carryforwards and $1.3 million of research and development credits to offset future federal income taxes. The Company also had $43.4 million of net operating loss carryforwards and $0.5 million of research and development credits to offset future state income taxes. In addition to the net operating loss carryforwards referred to above, there are approximately $6.9 million of net operating loss carryforwards for federal purposes and $3.5 million of net operating loss carryforwards for state purposes as of December 31, 2000, which relate to stock option deductions. The tax benefit of these additional losses will be credited to additional paid in capital if the Company’s deferred tax asset is recognized. These carryforwards expire in the years 2005 through 2020 if not utilized. Due to changes in ownership, the Company’s net operating loss and credit carryforwards may become subject to certain annual limitations.

Note 7.    401(k) Profit Sharing Plan:

The Company has a 401(k) Profit Sharing Plan which covers all employees. Under the plan, employees are permitted to contribute up to 15% of gross compensation not to exceed the annual limitation for any plan year ($10,500 in 2000). Discretionary contributions may be made by the Company. No contributions were made by the Company during fiscal years 1999 and 2000.

Note 8.    Geographic Information

Management uses one measurement of profitability for its business. The Company markets its products and related services to customers in the United States, Europe and Asia.

All long lived assets are maintained in the United States. Revenue information by geographic area is as follows (in thousands):

Net Revenues
Year Ended 1999
Americas	$1,156
Europe	755
Asia	745

Total	$2,656

Year Ended 2000
Americas	$370
Europe	36
Asia	74

Total	$480

BE INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9.    Subsequent Events

On August 16, 2001, the Board of Directors of the Company unanimously adopted resolutions approving the sale of substantially all of the Company’s intellectual property and other technology assets (the “Asset Sale”) to ECA Subsidiary Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Palm, Inc. (“Palm”), pursuant to an Asset Purchase Agreement dated August 16, 2001.

On October 9, 2001, the Company filed a definitive proxy statement soliciting stockholder approval for the Asset Sale and the dissolution of the Company pursuant to a plan of dissolution (the “Plan of Dissolution”). The Plan of Dissolution provides for the orderly liquidation of Be’s remaining assets, the winding-up of Be’s business and operations and the dissolution of the Company. In accordance with the terms of the Plan of Dissolution, Be will pay, or provide for the payment of, all of its liabilities and obligations following the approval of the Board to proceed with the liquidation and dissolution of the company. If there are any remaining assets after the payment, or the provision for payment, of all of its liabilities and obligations, Be will then distribute such assets to its stockholders in one or more distributions.

At a special meeting of stockholders held on November 12, 2001, the stockholders of Be approved the Asset Sale and the Plan of Dissolution. The Asset Sale was completed on November 13, 2001. Under the terms of the Purchase Agreement, Be received an aggregate of 4,104,478 shares of Palm common stock valued at approximately $11,000,000 on the closing date of the transaction.

On March 15, 2002, the Company filed a certificate of dissolution with the Delaware Secretary of State in accordance with the plan of dissolution approved by stockholders on November 12, 2001 and as set forth in the Definitive Proxy Statement filed on October 9, 2001. Although the Company filed a certificate of dissolution on March 15, 2002 with the State of Delaware, the Company will continue to exist for three years following this date or for such longer period as the Delaware Court of Chancery shall direct for the purpose of prosecuting and defending lawsuits and enabling the Company to close its business, to dispose of its property, to discharge its liabilities and to distribute to its stockholders any remaining assets.

Additionally, Be’s common stock was delisted from the NASDAQ National Market effective March 15, 2002.

On February 15, 2002, Be engaged Susman Godfrey LLP on a contingency basis to bring forth claims against Microsoft Corporation for the destruction of Be’s business resulting from anticompetitive business practices. On February 19, 2002, the Company filed a lawsuit in the United States District Court in San Francisco alleging, among other things, Microsoft harmed Be through a series of illegal, exclusionary and anticompetitive acts designed to maintain its monopoly in the Intel-compatible PC operating system market and created exclusive dealing arrangements with PC OEMs prohibiting the sale of PCs with multiple preinstalled operating systems. On August 21, 2002, the Judicial Panel on Multidistrict Litigation ordered the lawsuit against Microsoft transferred to the federal district court for the District of Maryland in Baltimore, to be coordinated by Judge Frederick Motz.

On September 5, 2003, Be announced a settlement with Microsoft Corporation. Under the terms of the settlement agreement Microsoft is required to pay Be approximately $23 million to end further litigation, with each party agreeing to a general release of claims against the other.

Be is currently in the process of completing its dissolution pursuant to the plan that was approved by Be’s stockholders in November 2001. In accordance with that plan and upon completion of its dissolution, Be’s net cash will be distributed to shareholders of record as of March 15, 2002, after payment of any taxes, officer’s and directors’ compensation, and other expenses, and the satisfaction of any and all of Be’s remaining liabilities.

BE INCORPORATED

BE INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Nine Months Ended September 30,
	2000	2001
Net revenues	$464	$1,950
Cost of revenues	770	2,336

Gross loss	(306)	(386)
Operating expenses:
Research and development, including amortization of deferred stock-based compensation of $59 and $668	6,747	6,112
Sales and marketing, including amortization of deferred stock-based compensation of $(533) and $547	6,123	1,688
General and administrative, including amortization or deferred stock-based compensation of $289 and $982	3,651	3,790
Restructuring charge	—	450

Total operating expenses	16,521	12,040

Loss from operations	(16,827)	(12,426)
Interest expense	(121)	(42)
Other income and expenses, net	1,058	291

Net loss	$(15,890)	$(12,177)

Net loss per common share—basic and diluted	$(0.45)	$(0.33)

Shares used in per common share calculation—basic and diluted	35,406	36,430

See notes to condensed consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value amounts)

	December 31, 2000	September 30, 2001
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$9,463	$2,098
Short-term investments	4,594	—
Accounts receivable	26	74
Prepaid and other current assets	549	577

Total current assets	14,632	2,749
Property and equipment, net	391	248
Other assets, net of accumulated amortization	1,048	24

Total assets	$16,071	$3,021

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$362	$111
Accrued expenses	1,502	621
Technology license obligations, current portion	454	432
Deferred revenue	109	64

Total current liabilities	2,427	1,228
Technology license obligations, net of current portion	320	244

Total liabilities	2,747	1,472

Commitments and Contingencies (Note 6)

Stockholders’ Equity:
Common stock, $.001 par value, 78,000,000 shares authorized; outstanding: December 31, 2000, 36,202,899 shares; September 30, 2001, 36,792,563 shares	36	37
Additional paid-in capital	108,880	108,344
Deferred stock compensation	(1,218)	(280)
Accumulated deficit	(94,375)	(106,552)
Accumulated other comprehensive income	1	—

Total stockholders’ equity	13,324	1,549

Total liabilities and stockholders’ equity	$16,071	$3,021

See notes to condensed consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2000	2001
	(Unaudited)
Cash flows from operating activities:
Net loss	$(15,890)	$(12,177)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	905	729
Loss on disposal of fixed assets	—	6
Write-off of impaired licensed technology assets	—	539
Amortization of discount on technology license obligations	87	42
Compensation expense incurred on issuance of stock	34	—
Amortization of deferred stock compensation	2,197	(185)
Changes in assets and liabilities:
Accounts receivable	137	(48)
Prepaid and other current assets	(45)	(28)
Accounts payable	(733)	(251)
Accrued expenses	(519)	(881)
Deferred revenue	(19)	(45)

Net cash used in operating activities	(13,846)	(12,299)

Cash flow from investing activities:
Acquisition of property and equipment	(121)	(72)
Acquisition of licensed technology	(501)	(175)
Purchases of short-term investments	(55,813)	(1,728)
Sales and maturities of short-term investments	70,408	6,322

Net cash provided by investing activities	13,973	4,347

Cash flows from financing activities:
Proceeds from issuance of common stock pursuant to common stock options	2,201	21
Proceeds from issuance of common stock pursuant to common stock warrants	455	180
Proceeds from issuance of common stock under the Employee Stock Purchase Plan	702	386
Repurchase of common stock	(3)	—

Net cash provided by financing activities	3,355	587

Net increase (decrease) in cash and cash equivalents	3,482	(7,365)
Cash and cash equivalents, beginning of period	6,500	9,463

Cash and cash equivalents, end of period	$9,982	$2,098

See notes to condensed consolidated financial statements.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization and Business

Be Incorporated (the “Company” or “Be”) was founded in 1990. Be offers software solutions designed for Internet appliances and digital media applications. An Internet appliance is a dedicated device designed specifically to access information from the Internet for a given purpose. An Internet appliance’s hardware and software are seamlessly integrated together to provide users with a responsive and easy to use interface. Be’s software solutions are BeIA: the Complete Internet Appliance Solution(TM) and BeOS, its operating system designed for digital media applications. In early 2000, Be shifted the primary focus of its business from the marketing and distribution of BeOS, its desktop operating system, to the development, marketing and deployment of BeIA, its software solution intended for Internet appliances. Be shifted its focus as a result of the intense competition in the market for the BeOS operating system, the anticipated market for the BeIA product and the limited resources available to Be for the development and marketing of its products. BeIA gives customers the ability to create customized Internet appliances that deliver unique services, information and entertainment to their targeted end users. Unfortunately, the Internet appliance market as a whole has failed to materialize as anticipated. Consumer response to early Internet appliances has been unenthusiastic. Major manufacturers have either removed their products from the market or have not undertaken significant development efforts, and the economic realities of the last four quarters have made success even more difficult. Despite Be’s efforts in the Internet appliance market, its financial difficulties have continued, and Be has been unable to generate revenues sufficient to meet operating expenses.

On August 16, 2001, Be entered into an asset purchase agreement with Palm, Inc., a Delaware corporation headquartered in Santa Clara, California, and ECA Subsidiary Acquisition Corporation, a wholly owned subsidiary of Palm. Under the terms of the asset purchase agreement, Be will sell substantially all of its intellectual property and other technology assets (“Asset Sale”), including those related to its BeOS and BeIA operating systems, to Palm and will receive an aggregate number of shares of Palm common stock equal in value to $11.0 million, as determined on the closing date of the transaction and subject to the approval of Be’s stockholders. A special meeting of Be’s stockholders is scheduled to be held on November 12, 2001, whereby stockholders of record shall consider and vote upon (i) the approval of the asset sale with Palm and (ii) the approval of the dissolution of Be through adoption of a plan of dissolution.

Under the proposed Asset Sale, Be will sell substantially all of its intellectual property and other technology assets. As a result, the remaining technology assets will not be used to generate any future cash flows. According to SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed Of, an entity shall recognize an impairment loss when expected future cash in flows is less than the carrying amount of the asset. Therefore, Be decided to write-off the outstanding balance of its technology license assets of $0.5 million at September 30, 2001.

Note 2.    Basis of Presentation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) applicable to interim financial information. Certain information and footnote disclosures included in financial statements prepared in accordance with generally accepted accounting principles have been omitted in these interim statements pursuant to such SEC rules and regulations. Management recommends that these interim financial statements be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2000 and the notes thereto contained in the Company’s Annual Report on Form 10-K. The December 31, 2000 balance sheet was derived

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

In management’s opinion, the condensed consolidated financial statements include all adjustments necessary to present fairly the financial position and results of operations for each interim period shown. Interim results are not necessarily indicative of results to be expected for a full fiscal year.

If the Asset Sale is not completed, it is likely that Be will file for or be forced to resort to bankruptcy protection. If the Asset Sale is completed, Be intends to wind up its business and pay, or provide for the payment of, all of its outstanding liabilities and obligations in accordance with applicable law and the plan of dissolution. Until it winds up its business, Be will continue to experience losses from operations and negative cash flows and will continue to require working capital to fund its remaining operations. Be believes that existing cash and cash equivalents will not be sufficient to meet operating and capital requirements at its currently anticipated level of operations beyond the end of fiscal 2001.

The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 3.    Recent Accounting Pronouncements

In September 1998, the Financial Accounting Standards Board, (“FASB”), issued Statement of Financial Accounting Standards No. 133, (SFAS No. 133), “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a deferred item depending on the type of hedge relationship that exists with respect of such derivatives. In July 1999, the FASB issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133 (“SFAS No. 137”). SFAS No. 137 deferred the effective date until fiscal years beginning after September 30, 2000. In September 2000, the Financial Accounting Standards Board issued SFAS No. 138, “Accounting for Derivative Instruments and Hedging Activities—An Amendment of FASB Statement 133 (“SFAS No. 138”) SFAS No. 138 amends the accounting and reporting standards for certain derivative activities such as net settlement contracts, foreign currency transactions and intercompany derivatives. The Company’s implementation of SFAS No. 133 since January 1, 2001, has not had a material impact on its financial position or results of operations.

In September 2001, the FASB unanimously approved the issuance of two statements, Statement of SFAS No. 141, “Business Combinations,” and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 addresses financial accounting and reporting for business combinations and amends APB No. 16 “Business Combinations.” It requires the purchase method of accounting for business combinations initiated after September 30, 2001. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB No. 17, “Intangible Assets.” It changes the accounting for goodwill from an amortization method to an impairment only approach. It is effective for fiscal year beginning after December 15, 2001. Early adoption of SFAS No. 142 is permitted for companies with a fiscal year beginning after March 15, 2001. The adoption of these statements is not expected to have a significant impact on the Company’s financial position and results of operations.

In October 2001, the FASB SFAS No. 144, Accounting for the Impairment or Disposal of Long lived Assets, which is required to be applied starting with fiscal years beginning after December 12, 2001. SFAS No. 144 requires among other things, the application of one accounting model for long lived assets that are

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

impaired or to be disposed of by sale. The adoption of SFAS No. 144 is not expected to have a significant impact on the Company’s financial statements.

Note 4.    Net Loss Per Share

Basic net loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of vested common shares outstanding for the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares, including options, warrants and unvested common shares. Options, warrants and unvested common shares were not included in the computation of diluted net loss per common share because the effect would be antidilutive. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows (in thousands, except per share data):

	Nine Months Ended September 30,
	2000	2001
	(Unaudited)
Historical net loss per common share, basic and diluted:
Numerator for net loss, basic and diluted	$(15,890)	$(12,177)
Denominator for basic and diluted loss per common share:
Weighted average common shares outstanding	35,247	36,430

Net loss per common share basic and diluted	$(0.45)	$(0.33)

Antidilutive securities:
Options to purchase common stock	6,857	5,038
Common stock not yet vested	332	90
Warrants	2,130	—

	9,319	5,128

Note 5.    Comprehensive Loss

Statement of Financial Accounting Standard No. 130, (“SFAS 130”), Reporting Comprehensive Income establishes rules for reporting and display of comprehensive income (loss) and its components. The following are the components of comprehensive loss (in thousands):

	Nine Months Ended September 30,
	2000	2001
Net loss	$(15,890)	$(12,177)
Unrealized loss on marketable securities	—	(1)

Comprehensive loss	$(15,890)	$(12,178)

The components of accumulated other comprehensive income, net of related tax are as follows (in thousands):

	December 31, 2000	September 30, 2001
Unrealized gain on marketable securities	$1	$—

	$1	$—

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 6.    Restructuring Charge

On April 2, 2001, the Company announced its decision, made at the end of the first quarter, to restructure its operations to reflect current market and financial conditions by closing its European office in Paris and eliminating positions principally in the Company’s sales, marketing and general administration departments in the United States. As a result, the Company recorded a restructuring charge of $0.3 million in the first quarter for the closing of its European office, which is comprised of $0.3 million for involuntary termination benefits and $35,000 for termination of operating contracts and professional fees. The Company recorded a restructuring charge of approximately $0.1 million in the second quarter for the involuntary termination benefits related to the elimination of 22 positions in the U.S. At September 30, 2001, this restructuring plan was substantially completed and all amounts had been paid.

On July 31, 2001, the Company announced the elimination of 28 positions. In addition to the elimination of the sales and marketing departments, positions in administration and engineering were also affected. The eliminated positions represent approximately 33% of the Company’s existing workforce. The Company’s remaining 57 positions are primarily engaged in product development. The Company did not incur any associated restructuring charge.

Note 7.    Legal Proceedings

In November 2000, the Company’s stock transfer agent, Wells Fargo Bank Minnesota, N.A., received a demand letter from Financial Square Partners, a Be stockholder, alleging damages resulting from the transfer agent’s failure to timely issue its stock certificates. While Be was not a party named in such demand letter, Be was named as a party on the stockholder’s draft claim attached to the demand letter. On May 9, 2001, the claim was in fact filed, naming Be and Wells Fargo Bank Minnesota, N.A. as defendants, and is currently active in the Superior Court of California. The stockholder is seeking damages in the amount of approximately $2.4 million. Prior to this filing, the Company had been participating in communications with the parties in an effort to resolve the matter prior to a lawsuit being filed.

Be management continues to believe that the allegations as they relate to Be in the filed claim are without merit and intends to defend Be against this legal action. However, there can be no assurance this claim will be resolved without costly litigation, or require Be’s participation in the settlement of such claim, in a manner that is not adverse to its financial position, results of operations or cash flows. No estimate can be made of the possible loss or possible range of loss associated with the resolution of this contingency. If Be were held liable, it is its intent to seek reimbursement under its D&O insurance policy.

Note 8.    Sale of Assets

On August 16, 2001, the Company entered into a definitive agreement with Palm, Inc. for the sale of substantially all of its intellectual property and other technology assets for a purchase price of $11 million, to be paid in common stock of Palm, Inc. Closing of the transaction is subject to the satisfaction of certain conditions, including obtaining approval of the stockholders of the Company.

A Special Meeting of stockholders has been scheduled for November 12, 2001 seeking approval of (1) the sale of substantially all of Be’s intellectual property and other technology assets to ECA Subsidiary Acquisition Corporation, a wholly owned subsidiary of Palm, Inc., and (2) the subsequent dissolution of Be pursuant to a plan of dissolution.

BE INCORPORATED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 9.    Subsequent Events

On October 9, 2001, the Company filed a definitive proxy statement soliciting stockholder approval for the Asset Sale (See Note 1, Organization and Business) and the dissolution of the Company pursuant to a plan of dissolution (the “Plan of Dissolution”). The Plan of Dissolution provides for the orderly liquidation of Be’s remaining assets, the winding-up of Be’s business and operations and the dissolution of the Company. In accordance with the terms of the Plan of Dissolution, Be will pay, or provide for the payment of, all of its liabilities and obligations following the approval of the Board to proceed with the liquidation and dissolution of the company. If there are any remaining assets after the payment, or the provision for payment, of all of its liabilities and obligations, Be will then distribute such assets to its stockholders in one or more distributions.

At a special meeting of stockholders held on November 12, 2001, the stockholders of Be approved the Asset Sale and the Plan of Dissolution. The Asset Sale was completed on November 13, 2001. Under the terms of the Purchase Agreement, Be received an aggregate of 4,104,478 shares of Palm common stock valued at approximately $11,000,000 on the closing date of the transaction.

On March 15, 2002, the Company filed a certificate of dissolution with the Delaware Secretary of State in accordance with the plan of dissolution approved by stockholders on November 12, 2001 and as set forth in the Definitive Proxy Statement filed on October 9, 2001. Although the Company filed a certificate of dissolution on March 15, 2002 with the State of Delaware, the Company will continue to exist for three years following this date or for such longer period as the Delaware Court of Chancery shall direct for the purpose of prosecuting and defending lawsuits and enabling the Company to close its business, to dispose of its property, to discharge its liabilities and to distribute to its stockholders any remaining assets.

Additionally, Be’s common stock was delisted from the NASDAQ National Market effective March 15, 2002.

On February 15, 2002, Be engaged Susman Godfrey LLP on a contingency basis to bring forth claims against Microsoft Corporation for the destruction of Be’s business resulting from anticompetitive business practices. On February 19, 2002, the Company filed a lawsuit in the United States District Court in San Francisco alleging, among other things, Microsoft harmed Be through a series of illegal, exclusionary and anticompetitive acts designed to maintain its monopoly in the Intel-compatible PC operating system market and created exclusive dealing arrangements with PC OEMs prohibiting the sale of PCs with multiple preinstalled operating systems. On August 21, 2002, the Judicial Panel on Multidistrict Litigation ordered the lawsuit against Microsoft transferred to the federal district court for the District of Maryland in Baltimore, to be coordinated by Judge Frederick Motz.

On September 5, 2003, Be announced a settlement with Microsoft Corporation. Under the terms of the settlement agreement Microsoft is required to pay Be approximately $23 million to end further litigation, with each party agreeing to a general release of claims against the other.

Be is currently in the process of completing its dissolution pursuant to the plan that was approved by Be’s stockholders in November 2001. In accordance with that plan and upon completion of its dissolution, Be’s net cash will be distributed to shareholders of record as of March 15, 2002, after payment of any taxes, officer’s and directors’ compensation, and other expenses, and the satisfaction of any and all of Be’s remaining liabilities.

Part II

Information Not Required in Prospectus

Item 20.    Indemnification of Directors and Officers.

Section 145(a) of the General Corporation Law of the State of Delaware (“Delaware Corporation Law”) provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Article Eighth of the Amended and Restated Certificate of Incorporation of the Registrant provides in effect that, subject to certain limited exceptions, the Registrant may indemnify its directors and officers to the extent authorized or permitted by the Delaware Corporation Law. The directors and officers of the Registrant are insured under policies of insurance maintained by the Company, subject to the limits of the policies, against certain losses arising from any claims made against them by reason of being or having been such directors or officers. In addition, the Company has entered into contracts with certain of its directors providing for indemnification of such persons by the Registrant to the full extent authorized or permitted by law, subject to certain limited exceptions.

Item 21.    Exhibits and Financial Statement Schedules

(a)    Exhibits.

Exhibit Number	Description
2.1**	Amended and Restated Master Separation Agreement between Palm, Inc. and the Registrant.

2.2**	General Assignment and Assumption Agreement between Palm, Inc. and the Registrant.

2.3**	Amendment No. 1 to General Assignment and Assumption Agreement between Palm, Inc. and the Registrant.

Exhibit Number	Description
2.4**	Amended and Restated Indemnification and Insurance Matters Agreement between Palm, Inc. and the Registrant.

2.5**	Amended and Restated Software License Agreement by and between Palm, Inc., Palm Ireland Investment and the Registrant.

2.6**	Amendment No. 1 to Amended and Restated Software License Agreement between Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment, and the Registrant.

2.7**	Amendment No. 2 to Amended and Restated Software License Agreement by and among Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment, and the Registrant.

2.8**	Elaine Software License and Services Agreement by and between Palm, Inc., PalmSource Overseas Limited and the Registrant.

2.9**	SDIO License Agreement by and between Palm, Inc. and the Registrant.

2.10**	Development Agreement by and between Palm, Inc. and the Registrant.

2.11**	Amended and Restated Tax Sharing Agreement by and between Palm, Inc. and the Registrant.

2.12**	Amended and Restated Intercompany Loan Agreement by and between Palm, Inc. and PalmSource Holding Company.

2.13**	Assignment and Assumption Agreement for the Amended and Restated Intercompany Loan Agreement by and among Palm, Inc., PalmSource Holding Company and the Registrant.

2.14**	Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant.

2.15**	Amendment No. 1 to Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant.

2.16**	Master Confidential Disclosure Agreement between Palm, Inc. and the Registrant.

2.17**	Amendment No. 1 to Master Confidential Disclosure Agreement between Palm, Inc. and the Registrant.

2.18**	Master Patent Ownership and License Agreement between Palm, Inc. and the Registrant.

2.19**	Strategic Collaboration Agreement between and among Palm, Inc., Palm Platform Overseas Limited and the Registrant.

2.20**	Amendment No. 1 to Strategic Collaboration Agreement between and among Palm, Inc., PalmSource Overseas Limited and the Registrant.

2.21**	Xerox Litigation Agreement, as amended by Amendment No. 1, between Palm, Inc. and the Registrant.

2.22**	Employee Matters Agreement between Palm, Inc. and the Registrant.

2.23**	Cash Contributions Letter Agreement between Palm, Inc. and the Registrant.

2.24**	Business Services Agreement between Palm, Inc. and the Registrant.

2.25**	Amended and Restated Operating Agreement of Palm Trademark Holding Company, LLC between Palm, Inc. and the Registrant.

2.26	Amended and Restated Trademark License Agreement between Palm Trademark Holding Company, LLC and the Registrant.

3.1**	Second Amended and Restated Certificate of Incorporation of the Registrant.

3.1(a)	Certificate of Amendment of Certificate of Incorporation of the Registrant.

3.2**	Proposed Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon the distribution date.

3.3**	Bylaws of the Registrant.

Exhibit Number	Description
3.4**	Proposed Amended and Restated Bylaws of the Registrant, to become effective upon the distribution date.

4.1**	Form of Common Stock certificate of the Registrant.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

8.1**	IRS Letter Ruling.

8.2**	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1**	Registrant’s 2001 Stock Plan and form of Stock Option Agreement.

10.2**	Registrant’s Employee Stock Purchase Plan.

10.3**	Registrant’s 2003 Equity Incentive Plan.

10.4**	Form of Indemnification Agreement of the Registrant entered into with each of its directors and executive officers.

10.5**	Registration and Information Rights Agreement by and among Sony Corporation of America and the Registrant.

10.6**	Offer Letter Agreement between David Nagel and Palm, Inc.

10.7**	Offer Letter Agreement between David Limp and the Registrant.

10.8**	Offer Letter Agreement between Lamar Potts and Palm, Inc.

10.9**	Offer Letter Agreement between Gabriele Schindler and Palm, Inc.

10.10**	Offer Letter Agreement between Larry Slotnick and the Registrant.

10.11**	Offer Letter Agreement between Doreen Yochum and Palm, Inc.

10.12**	Offer Letter Agreement between Al Wood and the Registrant.

10.13**	Severance Agreement between David Limp and the Registrant.

10.14**	Amended and Restated Severance Agreement between Lamar Potts and the Registrant.

10.15**	Amended and Restated Severance Agreement between Gabriele Schindler and the Registrant.

10.16**	Severance Agreement between Larry Slotnick and the Registrant.

10.17**	Amended and Restated Severance Agreement between Doreen Yochum and the Registrant.

10.18**	Amended and Restated Severance Agreement between Al Wood and the Registrant.

10.19**	Severance Agreement between David Nagel and the Registrant.

10.20**	Management Retention Agreement between Larry Slotnick and the Registrant.

10.21**	Management Retention Agreement between David Limp and the Registrant.

10.22**	Amended and Restated Management Retention Agreement between Gabriele Schindler and the Registrant.

10.23**	Amended and Restated Management Retention Agreement between Doreen Yochum and the Registrant.

10.24**	Management Retention Agreement between Lamar Potts and the Registrant.

10.25**	Amended and Restated Management Retention Agreement between Al Wood and the Registrant.

10.26**	Management Retention Agreement between David Nagel and the Registrant.

10.27**†

Software License Agreement, as amended by Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 8 and Amendment No. 9, between Sony Corporation and the Registrant.

10.28**	Master Development Agreement between Sony Corporation and the Registrant.

Exhibit Number	Description
10.29**	Business Collaboration Agreement between Sony Corporation and the Registrant.

10.30**	Lease Agreement, as amended by Amendment No. 1, between Network Appliance, Inc. and the Registrant.

10.31**†	Original Equipment Manufacturer License Agreement between Communication Intelligence Corporation and the Registrant.

10.32**	PalmSource-Access Source Code License Agreement by and between ACCESS Systems America, Inc. and the Registrant.

10.33**†	PalmSource-Access Master License and Distribution Agreement by and between ACCESS Systems America, Inc. and the Registrant.

10.34**	Software License Agreement by and between Kadak Products and the Registrant.

10.35**†	License and Distribution Agreement for Computer Software Package, as amended by Amendment One, by and between Mentat and the Registrant.

10.36**†	Source Code License and Distribution Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 by and between Wind River Systems, Inc. and Palm, Inc.

10.37**	Consulting Agreement entered into by Satjiv Chahil and the Registrant.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to PalmSource, Inc.

23.4	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to Be Incorporated.

23.6**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page of this registration statement).

99.1	Consent of IDC.

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been sought for portions of this exhibit.

(b)	Financial Statement Schedules.

The information required to be set forth herein is incorporated by reference.

Item 22.    Undertakings.

The undersigned Registrant hereby undertakes:

(1)  that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(2)  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(3)  that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(4)  to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed after the effective date of the registration statement through the date of responding to such request; and

(5)  to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, California, on September 26, 2003.

PALMSOURCE, INC.

By:	/s/ ALBERT J. WOOD
Albert J. Wood Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* David C. Nagel	President and Chief Executive Officer (Principal Executive Officer)	September 26, 2003

/s/ ALBERT J. WOOD Albert J. Wood	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	September 26, 2003

* Eric A. Benhamou	Chairman of the Board and Director	September 26, 2003

* Satjiv S. Chahil	Director	September 26, 2003

* P. Howard Edelstein	Director	September 26, 2003

* Robert J. Finocchio	Director	September 26, 2003

* Jean-Louis F. Gassée	Director	September 26, 2003

* John B. Shoven, Ph.D.	Director	September 26, 2003

*	by Albert J. Wood, attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description
2.1**	Amended and Restated Master Separation Agreement between Palm, Inc. and the Registrant.

2.2**	General Assignment and Assumption Agreement between Palm, Inc. and the Registrant.

2.3**	Amendment No. 1 to General Assignment and Assumption Agreement between Palm, Inc. and the Registrant.

2.4**	Amended and Restated Indemnification and Insurance Matters Agreement between Palm, Inc. and the Registrant.

2.5**	Amended and Restated Software License Agreement by and between Palm, Inc., Palm Ireland Investment and the Registrant.

2.6**	Amendment No. 1 to Amended and Restated Software License Agreement between Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment, and the Registrant.

2.7**	Amendment No. 2 to Amended and Restated Software License Agreement by and among Palm, Inc., PalmSource Overseas Limited, Palm Ireland Investment, and the Registrant.

2.8**	Elaine Software License and Services Agreement by and between Palm, Inc., PalmSource Overseas Limited and the Registrant.

2.9**	SDIO License Agreement by and between Palm, Inc. and the Registrant.

2.10**	Development Agreement by and between Palm, Inc. and the Registrant.

2.11**	Amended and Restated Tax Sharing Agreement by and between Palm, Inc. and the Registrant.

2.12**	Amended and Restated Intercompany Loan Agreement by and between Palm, Inc. and PalmSource Holding Company.

2.13**	Assignment and Assumption Agreement for the Amended and Restated Intercompany Loan Agreement by and among Palm, Inc., PalmSource Holding Company and the Registrant.

2.14**	Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant.

2.15**	Amendment No. 1 to Master Technology Ownership and License Agreement between Palm, Inc. and the Registrant.

2.16**	Master Confidential Disclosure Agreement between Palm, Inc. and the Registrant.

2.17**	Amendment No. 1 to Master Confidential Disclosure Agreement between Palm, Inc. and the Registrant.

2.18**	Master Patent Ownership and License Agreement between Palm, Inc. and the Registrant.

2.19**	Strategic Collaboration Agreement between and among Palm, Inc., Palm Platform Overseas Limited and the Registrant.

2.20**	Amendment No. 1 to Strategic Collaboration Agreement between and among Palm, Inc., PalmSource Overseas Limited and the Registrant.

2.21**	Xerox Litigation Agreement, as amended by Amendment No. 1, between Palm, Inc. and the Registrant.

2.22**	Employee Matters Agreement between Palm, Inc. and the Registrant.

2.23**	Cash Contributions Letter Agreement between Palm, Inc. and the Registrant.

2.24**	Business Services Agreement between Palm, Inc. and the Registrant.

2.25**	Amended and Restated Operating Agreement of Palm Trademark Holding Company, LLC between Palm, Inc. and the Registrant.

2.26	Amended and Restated Trademark License Agreement between Palm Trademark Holding Company, LLC and the Registrant.

3.1**	Second Amended and Restated Certificate of Incorporation of the Registrant.

Exhibit Number	Description
3.1(a)	Certificate of Amendment of Certificate of Incorporation of the Registrant.

3.2**	Proposed Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon the distribution date.

3.3**	Bylaws of the Registrant.

3.4**	Proposed Amended and Restated Bylaws of the Registrant, to become effective upon the distribution date.

4.1**	Form of Common Stock certificate of the Registrant.

5.1**	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

8.1**	IRS Letter Ruling.

8.2**	Tax Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1**	Registrant’s 2001 Stock Plan and form of Stock Option Agreement.

10.2**	Registrant’s Employee Stock Purchase Plan.

10.3**	Registrant’s 2003 Equity Incentive Plan.

10.4**	Form of Indemnification Agreement of the Registrant entered into with each of its directors and executive officers.

10.5**	Registration and Information Rights Agreement by and among Sony Corporation of America and the Registrant.

10.6**	Offer Letter Agreement between David Nagel and Palm, Inc.

10.7**	Offer Letter Agreement between David Limp and the Registrant.

10.8**	Offer Letter Agreement between Lamar Potts and Palm, Inc.

10.9**	Offer Letter Agreement between Gabriele Schindler and Palm, Inc.

10.10**	Offer Letter Agreement between Larry Slotnick and the Registrant.

10.11**	Offer Letter Agreement between Doreen Yochum and Palm, Inc.

10.12**	Offer Letter Agreement between Al Wood and the Registrant.

10.13**	Severance Agreement between David Limp and the Registrant.

10.14**	Amended and Restated Severance Agreement between Lamar Potts and the Registrant.

10.15**	Amended and Restated Severance Agreement between Gabriele Schindler and the Registrant.

10.16**	Severance Agreement between Larry Slotnick and the Registrant.

10.17**	Amended and Restated Severance Agreement between Doreen Yochum and the Registrant.

10.18**	Amended and Restated Severance Agreement between Al Wood and the Registrant.

10.19**	Severance Agreement between David Nagel and the Registrant.

10.20**	Management Retention Agreement between Larry Slotnick and the Registrant.

10.21**	Management Retention Agreement between David Limp and the Registrant.

10.22**	Amended and Restated Management Retention Agreement between Gabriele Schindler and the Registrant.

10.23**	Amended and Restated Management Retention Agreement between Doreen Yochum and the Registrant.

10.24**	Management Retention Agreement between Lamar Potts and the Registrant.

10.25**	Amended and Restated Management Retention Agreement between Al Wood and the Registrant.

10.26**	Management Retention Agreement between David Nagel and the Registrant.

Exhibit Number	Description
10.27**†

Software License Agreement, as amended by Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 8 and Amendment No. 9, between Sony Corporation and the Registrant.

10.28**	Master Development Agreement between Sony Corporation and the Registrant.

10.29**	Business Collaboration Agreement between Sony Corporation and the Registrant.

10.30**	Lease Agreement, as amended by Amendment No. 1, between Network Appliance, Inc. and the Registrant.

10.31**†	Original Equipment Manufacturer License Agreement between Communication Intelligence Corporation and the Registrant.

10.32**	PalmSource-Access Source Code License Agreement by and between ACCESS Systems America, Inc. and the Registrant.

10.33**†	PalmSource-Access Master License and Distribution Agreement by and between ACCESS Systems America, Inc. and the Registrant.

10.34**	Software License Agreement by and between Kadak Products and the Registrant.

10.35**†	License and Distribution Agreement for Computer Software Package, as amended by Amendment One, by and between Mentat and the Registrant.

10.36**†	Source Code License and Distribution Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 by and between Wind River Systems, Inc. and Palm, Inc.

10.37**	Consulting Agreement entered into by Satjiv Chahil and the Registrant.

21.1**	Subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to PalmSource, Inc.

23.4	Consent of PricewaterhouseCoopers LLP, Independent Accountants, with respect to Be Incorporated.

23.6**	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page of this registration statement).

99.1	Consent of IDC.

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been sought for portions of this exhibit.